

2026

Notice of Annual Meeting of Stockholders and Proxy Statement

QuantumScape Corporation

June 3, 2026 9:00 a.m. Pacific Time
www.virtualshareholdermeeting.com/QS2026





April 23, 2026

Dear QuantumScape Stockholders:

We are pleased to invite you to attend the annual meeting of stockholders of QuantumScape Corporation, to be held on Wednesday, June 3, 2026, at 9:00 a.m., Pacific Time. The annual meeting will be conducted virtually via live audio webcast, which you will be able to attend by visiting *www.virtualshareholdermeeting.com/QS2026.* On the pages that follow, the formal meeting notice and proxy statement contain details of the matters of business to be conducted at the annual meeting.

2025 marked an inflection point for QuantumScape. Guided by our mission to revolutionize energy storage and enable a sustainable energy future, we have evolved from a technology innovator to an organization executing a clear commercialization roadmap.

We are bringing that roadmap to life on multiple fronts. Over the past year, we achieved key milestones that validate both our technology and our business model. We demonstrated our product in real-world applications, strengthened relationships with leading global automotive OEMs and ecosystem partners, and recorded our first customer cash inflows. These developments underscore the confidence of industry leaders in our platform and reinforce our position as a global leader in solid-state battery technology.

We made parallel progress on the operational front. We established the breakthrough Cobra process as the baseline for our separator production process, marking a critical technological milestone. This was followed by the successful installation of our first highly automated pilot production line, the Eagle Line, forming the blueprint for production of our technology. Together, these advances bring us closer to our strategic objective of bringing our next-generation solid-state battery technology to market.

Looking ahead, our priorities in 2026 are clear:

- **Demonstrate at Scale**: Validate scalable production and manufacturing performance on the Eagle Line to support customer programs and technology transfer.

- **Advance Automotive Commercialization**: Advance automotive partnerships and licensing through field testing, sampling, and commercialization milestones.

- **Expand into new high-value markets**: Leverage our differentiated solid-state battery technology to capture significant value across new and existing applications.

- **Go beyond QSE-5**: Continue development beyond QSE‑5 to unlock new form factors and further advance our technology platform.

To support these priorities, in 2026 we have welcomed two new directors to our Board of Directors: technology CFO veteran Geoff Ribar and defense executive Dr. Ross Niebergall, whose combined experience in scaling transformational technologies and commercializing across sectors directly supports our licensing model and expansion across new markets and applications.

Taken together, these efforts reflect a clear ambition: to build a platform designed not only to transform energy storage but to create enduring value for our stakeholders.

On behalf of our Board of Directors, we would like to express our appreciation for your continued support of and interest in QuantumScape.

Sincerely,



Dennis Segers
Chairman of the Board

Dr. Siva Sivaram
President, Chief Executive Officer and Director

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<table>
<tr><td></td><td>NOTICE OF ANNUAL MEETING OF STOCKHOLDERS</td><td>TIME & DATE
Wednesday, June 3, 2026
9AM Pacific Time</td></tr>
</table>

Time and Date	9:00 a.m., Pacific Time, on Wednesday, June 3, 2026
Virtual Location	The annual meeting will be conducted virtually via live audio webcast. You will be able to attend the annual meeting virtually by visiting *www.virtualshareholdermeeting.com/ QS2026,* where you will be able to listen to the meeting live and vote online during the meeting. You will need to have your control number included on your proxy card or the instructions that accompanied your Proxy Materials (as defined below) in order to join the annual meeting. 
Items of Business	*Proposal 1: To elect the 10 directors named in this proxy statement to hold office until our next annual meeting of stockholders and until their respective successors are elected and qualified.*


Board Recommendation: FOR


Proposal 2: To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2026.


Board Recommendation: FOR


Proposal 3: To approve, on a non-binding advisory basis, the compensation of our named executive officers.


Board Recommendation: FOR


In addition, we will transact any other business that may properly come before the annual meeting or any adjournments or postponements thereof.

Record Date	April 9, 2026 Only stockholders of record as of the close of business on April 9, 2026 are entitled to notice of and to vote at the annual meeting. A list of the stockholders of record entitled to vote at the annual meeting will be available for examination for stockholders, for any purpose germane to the annual meeting, during ordinary business hours at 1730 Technology Drive, San Jose, California 95110 for at least ten days prior to the annual meeting and will also be available for examination at the annual meeting.
Availability of Proxy Materials	The Notice of Internet Availability of Proxy Materials containing instructions on how to access our proxy statement, notice of annual meeting, form of proxy and our annual report (together, the "Proxy Materials"), is first being sent or given on or about April 23, 2026, to all stockholders entitled to vote at the annual meeting. The Proxy Materials can be accessed by visiting *www.proxyvote.com*.
Voting	**Your vote is important.** Whether or not you plan to attend the annual meeting, we urge you to submit your proxy or voting instructions via the internet, telephone or mail as soon as possible.

By order of the Board of Directors,

Siva Sivaram

Dr. Siva Sivaram
President, Chief Executive Officer and Director

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TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information in this proxy statement may be considered "forward-looking statements," within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including, without limitation, statements regarding the future demand for batteries, the development of our battery technology and our future financial performance, results of operations, expectations, plans, strategies, goals, priorities. These forward-looking statements are based on management's current expectations, assumptions, hopes, beliefs, intentions and strategies regarding future events and are based on currently available information as to the outcome and timing of future events. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements, including due to decreased or delayed demand for electric vehicles and other battery-powered technologies, changes in economic and financial conditions, such as volatility in the banking sector and in the capital or credit markets, and due to other factors discussed in the section titled "Risk Factors" in our Annual Report and Quarterly Reports and other documents filed with the Securities and Exchange Commission (the "SEC") from time to time. Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements.

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PROXY SUMMARY

Unless specifically stated, when used in this proxy statement, the words "QuantumScape," "QS," the "Company," "we," "us," and "our" refer to QuantumScape Corporation and/or QuantumScape Battery, Inc., our wholly owned operational subsidiary, depending on the applicable context.

The proxy materials, which include this proxy statement, proxy card, Notice of Annual Meeting of Stockholders and our 2025 Annual Report on Form 10-K, are being distributed and made available on or about April 23, 2026. This proxy statement contains important information for you to consider when deciding how to vote on the matters brought before the 2026 Annual Meeting.

This summary does not contain all of the information you should consider. Please read this entire proxy statement carefully before voting.

2026 Annual Meeting of Stockholders

📅 **Date**	June 3, 2026
🕐 **Time**	9:00 a.m. Pacific Time
📍 **Location**	Virtually by visiting *www.virtualshareholdermeeting.com/QS2026*
☑ **Record Date**	April 9, 2026

Voting Proposals

Proposal	Description	Board Recommendation
1	To elect the 10 directors named in this proxy statement to hold office until our next annual meeting of stockholders and until their respective successors are elected and qualified	**FOR each director nominee**
2	To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2026.	**FOR**
3	To approve, on a non-binding advisory basis, the compensation of our named executive officers.	**FOR**

Driven to Revolutionize Energy Storage

QuantumScape is a leader in developing next-generation battery technology for electric vehicles ("EVs") and other applications.

We are in the midst of a once-in-a-century shift in automotive powertrains, from internal combustion engines to clean EVs. After 30 years of gradual improvements in conventional lithium-ion batteries, the benefits of EVs have been demonstrated, principally in the premium passenger car market. However, there are fundamental limitations inhibiting widespread adoption of battery technology, and we believe the automotive market needs a step change in battery technology to make mass market EVs competitive with the fossil fuel alternative.

We have spent over a decade developing a proprietary solid-state battery technology to meet this challenge. QuantumScape's solid-state lithium-metal battery technology is designed to offer greater energy density, faster charging, and enhanced safety when compared to today's conventional lithium-ion batteries. We believe no other lithium-metal battery technology has demonstrated the capability of achieving automotive rates of power (i.e., the rate at which a battery can be charged and discharged) with acceptable battery life at modest levels of pressure.

We are currently focused on automotive EV applications, which have among the most stringent sets of requirements for batteries. However, we recognize that our solid-state battery technology has applicability in other large and growing markets including consumer electronics, data centers, defense and others and we intend to explore opportunities in those areas as appropriate.

Our Mission

At QuantumScape, we're on a mission to revolutionize energy storage to enable a more sustainable future. As of December 31, 2025, we had:

- More than 400 U.S. and foreign patents and patent applications
- 15 years of battery technology research and development
- Approximately 700 employees
- Agreements with a number of automotive original equipment manufacturers ("OEMs")
- Deep partnership with Volkswagen Group of America Investments, LLC ("VGA") and certain of its affiliates (together with VGA, "Volkswagen"), including PowerCo SE, the battery manufacturing company of Volkswagen



Fiscal Year 2025 Company Highlights

2025 marked a pivotal year for QuantumScape, further strengthening our position as a global leader in solid-state battery technology as we delivered on key process, production, and partnership objectives. Our 2025 accomplishments and transformative developments include the following:

✅ Business & Governance Highlights

- Welcomed Dennis Segers as independent chairman of the board since January 2025
- Expansion of our landmark collaboration and licensing deal with PowerCo SE, the battery company of Volkswagen
- Added two new major global automotive OEMs to our portfolio of customers
- Added two globally renowned ceramics production experts—Murata Manufacturing and Corning Incorporated—to our QS ecosystem
- Strengthened our financial position through various activities, including completing our at-the-market equity program and issuing our first customer billings
- Transferred the Company's stock exchange listing to The Nasdaq Stock Market LLC

🎨 Operational & Technical Highlights

- Successfully integrated our next-generation Cobra process into the separator production baseline to enable gigawatt-hour-scale production
- Shipped Cobra-based QSE-5 B1 samples in conjunction with the Ducati showcase
- Premiered the world's first live demonstration of QS solid-state lithium-metal batteries in a Ducati V21L race motorcycle at IAA Mobility in Munich
- Installed key equipment for the Eagle Line, our highly automated pilot cell production line in San Jose
- Welcomed Luca Fasoli as chief operating officer in May 2025 to oversee and scale our operations as we transition toward commercialization of our technology
- Continued to fortify our patent portfolio, with more than 400 global issued and pending patents by the end of 2025

We plan on building on this momentum in 2026, as we work on demonstrating scalable production of our solid-state battery technology using the Eagle Line, advancing automotive commercialization, expanding into markets beyond automotive, and continuing to push the technology frontier forward, working towards our goal to commercialize our next-generation battery technology platform and revolutionize energy storage.



Corporate Governance Highlights

Strong independent oversight	Board qualifications and accountability	Board oversight of strategy and risk management
✓ 9 out of 10 directors are independent	✓ Annual board and committee self-evaluation	✓ Strategy and risk oversight by the full board and committees, including sustainability, cybersecurity, and human capital initiatives
✓ Independent board committees and executive sessions of independent directors	✓ Single-class board	✓ Independent executive compensation program focused on performance
✓ Separate board chairman and CEO roles	✓ No poison pill anti-takeover defenses	✓ Annual executive say-on-pay vote
✓ Independent chairman	✓ Diverse director experience and perspective	✓ Clawback policy

Board Composition

The following table sets forth the names, ages as of April 1, 2026, and certain other information for each of our director nominees:

Name	Age	Position(s)	Board Tenure (Years)	Independent
Brad Buss(1)(2)	62	Director	5	Yes
Jeneanne Hanley(1)(2)	53	Director	4	Yes
Dr. Gena C. Lovett(1)(3)	63	Director	4	Yes
Dr. Günther Mendl	54	Director	1	Yes
Dr. Ross Niebergall	62	Director	<1	Yes
Geoffrey Ribar	67	Director	<1	Yes
Dipender Saluja(3)	61	Director	13	Yes
Sebastian Schebera(3)	49	Director	1	Yes
Dennis Segers	73	Chairman and Director	1	Yes
Dr. Siva Sivaram	65	President, Chief Executive Officer and Director	2	No

(1) Member of audit committee
(2) Member of compensation committee
(3) Member of nominating and corporate governance committee

Our director nominees have diverse skill sets and professional backgrounds, as further described in their biographies in the "Board of Directors—Nominees for Directors" section below.

Board Composition Changes in 2026

In January and March 2026, our board of directors welcomed two new members, Mr. Ribar and Dr. Niebergall, each of whom is standing for election for the first time at the annual meeting. In February 2026, our co-founder, Prof. Dr. Fritz Prinz, concluded more than fifteen years of distinguished service as a member of the board of directors and decided not to stand for re-election at the annual meeting. In April 2026, Mr. Straubel decided not to stand for re-election at the annual meeting to focus on his full-time responsibilities as CEO of Redwood Materials. While Mr. Straubel's term as director will conclude at the annual meeting, he will remain as an advisor to the Company. We are deeply grateful for both Prof. Dr. Prinz's and Mr. Straubel's vision, leadership, and enduring contributions to the Company. Our board of directors looks forward to building on that foundation with its current composition. For more information, see "Proposal No. 1 Election of Directors."



Gender

| 2 | 8 |

20% Female

- Female
- Male

Board Tenure

| 10% | 10% | 80% |

3.1 Average Years

- < 5 Years
- 5-10 Years
- >10 years

Age

| 10% | 10% | 20% | 60% |

61 Average Age

- 40s
- 50s
- 60s
- 70s

Board Independence

| 1 | 9 |

90% Independent

- Yes
- No

Board Knowledge, Skills and Experience

8 ●●●●●●●●○○
Public company board experience and corporate governance

10 ●●●●●●●●●●
Executive experience

4 ●●●●○○○○○○
Battery and energy technology

9 ●●●●●●●●●○
People, compensation

5 ●●●●●○○○○○
Automotive industry

7 ●●●●●●●○○○
Other relevant industries

10 ●●●●●●●●●●
Technology development

8 ●●●●●●●●○○
Manufacturing, scale-up, operations

9 ●●●●●●●●●○
Financial

10 ●●●●●●●●●●
Risk management

Executive Compensation Highlights

Compensation Practices

What we do		What we don't do	
✅	Long-Term Performance-Based Compensation	❌	Minimal Perquisites and Special Benefits
✅	Independent Compensation Committee	❌	No "Golden Parachute" Tax Reimbursements
✅	Independent Compensation Consultant	❌	No Hedging and Pledging
✅	Annual Executive Compensation Review	❌	No "Single-Trigger" Change in Control Arrangements
✅	Clawback Arrangements	❌	No Timing Grants to Release of Material Nonpublic Information
✅	Stock Ownership Guidelines		

CEO and Other Named Executive Officers' Compensation in 2025

The following chart shows the various components of the compensation of our CEO and other named executive officers over the past fiscal year, and further demonstrates our emphasis on long-term performance-based compensation dependent upon corporate performance, and therefore "at risk" compensation.



CEO
- Base Salary 10%
- Annual Incentive Bonus 12%
- Long-term incentive RSUs 23%
- Long-term incentive PSUs 55%
- 67% Performance-Based Compensation
- **90%** At Risk Compensation

Other NEOs
- Base Salary 11%
- Annual Incentive Bonus 6%
- Long-term incentive RSUs 37%
- Long-term incentive PSUs 46%
- 52% Performance-Based Compensation
- **89%** At Risk Compensation

Sustainability Highlights

Environmental	• Product lifecycle management • Natural resource use • Waste generation • GHG emissions
Social	• Human capital management • Diversity, equity and inclusion • Occupational health and safety • Data protection and cybersecurity • Product safety • Product quality
Governance	• Corporate governance • Sustainability governance • Board composition • Ethics and compliance • Supply chain management

<table>
<tr><td>**PROPOSAL NO. 1**
ELECTION OF DIRECTORS</td><td></td><td>OUR BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE
ELECTION OF EACH OF THE NOMINEES NAMED BELOW.</td></tr>
</table>

Our board of directors currently consists of 11 directors. At the annual meeting, 10 directors will be elected for a one-year term and until their respective successors are duly elected and qualified or until their earlier death, resignation or removal. On April 18, 2026, Mr. Straubel informed the Company that he will not stand for re-election at the annual meeting to focus on his full‑time responsibilities as CEO of Redwood Materials. While his term as director will end upon the election of directors at the annual meeting, he will remain as an advisor to the Company. Mr. Straubel's departure was not due to any disagreement between him and the Company or the board of directors. We extend our gratitude and appreciation for his contributions and dedicated service on the board of directors and to the Company.

Nominees

Our nominating and corporate governance committee has recommended, and our board of directors has approved the following 10 individuals as nominees for election as directors at the annual meeting:

Brad Buss	**Geoffrey Ribar**
Jeneanne Hanley	**Dipender Saluja**
Dr. Gena C. Lovett	**Sebastian Schebera**
Dr. Günther Mendl	**Dennis Segers**
Dr. Ross Niebergall	**Dr. Siva Sivaram**

For more information concerning the nominees, please see "Board of Directors" below.

If elected, each of the foregoing director nominees will serve as a director until the 2027 annual meeting of stockholders and until his or her respective successor is elected and qualified or until his or her earlier death, resignation or removal.

Each of the director nominees have agreed to serve as directors if elected, and management has no reason to believe that they will be unavailable to serve. In the event a nominee is unable or declines to serve as a director at the time of the annual meeting, proxies will be voted for any nominee designated by the present board of directors to fill the vacancy.

Vote Required

Directors are elected by a plurality of the voting power of the shares present in person (including virtually) or represented by proxy at the annual meeting and entitled to vote on the election of directors. A plurality means that the 10 nominees receiving the highest number of affirmative FOR votes at the annual meeting will be elected as directors. You may (1) vote FOR the election of all of the director nominees named herein, (2) WITHHOLD authority to vote for all such director nominees or (3) vote FOR the election of all such director nominees other than any nominees with respect to whom the vote is specifically WITHHELD by indicating in the space provided on the proxy.

Because the outcome of this proposal will be determined by a plurality vote, any shares not voted FOR a particular nominee, whether as a result of a WITHHOLD vote or a broker non-vote, will have no effect on the outcome of the election.

BOARD OF DIRECTORS

Board of Directors Leadership Structure and Role of Independent Chairman

Our business and affairs are organized under the direction of our board of directors, which currently consists of 11 directors, 10 of whom are independent under the listing rules of The Nasdaq Stock Market LLC ("Nasdaq") and 10 of whom have been nominated for election for a one-year term at the annual meeting. At each annual meeting of stockholders, directors will be elected for a term expiring at our next annual meeting of stockholders and until their successors are duly elected and qualified. Each of the nominees has been recommended for nomination by the nominating and corporate governance committee of the board of directors and each of them is currently serving as a director.

Dennis Segers serves as independent chairman of our board of directors. The primary responsibilities of our board of directors are to provide oversight, strategic guidance, counseling and direction to our management. Our board of directors meets on a regular quarterly basis and additionally as required.

Separation of Duties and Responsibilities	
Independent Chairman	- Provides independent board leadership and oversight - Serves as liaison between our board of directors and management, working closely with our CEO - Serves as spokesperson and represents the Board in communications with various stakeholders
CEO	- In charge of leading and managing the affairs of the Company, in consultation with and under the purview of the Board - Works closely with the independent chairman to keep the Board informed and aligned with the Company's business and affairs

The separation of the roles of chief executive officer and chairman of the board reflects our commitment to advancing corporate governance practices through strong, independent board leadership and effective oversight. This structure fosters transparency and accountability at the highest levels of the Company and is designed to support long-term value creation for our stockholders. Since January 2025, Mr. Segers has undertaken the role of independent chairman of the board, focusing on board leadership and governance and serving as a liaison between our board of directors and management, working closely with our CEO.

As independent chairman of the board of directors, Mr. Segers is responsible for calling separate meetings of the independent directors, determining the agenda and presiding over such periodic meetings of our independent directors, serving as a liaison among Dr. Sivaram and our independent directors, including reporting to Dr. Sivaram regarding feedback from executive sessions, meeting with Dr. Sivaram and members of senior management to review board agendas, materials and the schedule of meetings, serving as our spokesperson as requested and performing such additional duties as a majority of our independent directors otherwise determined or delegated. Additionally, Mr. Segers regularly meets with each committee chair to discuss matters relevant to their respective committees and the board as a whole, including in connection with the identification and evaluation of board candidates.

Our board of directors believes that Mr. Segers' extensive executive management expertise, including from his past roles as chief executive officer of public and private companies, and experience on the boards of several public companies, including major semiconductor companies, provide the strong and independent oversight necessary to facilitate effective collaboration among the directors and between the directors and the Company.

Only independent directors serve on the audit committee, the compensation committee, and the nominating and corporate governance committee of our board of directors. As a result of the board of directors' committee system and the existence of a majority of independent directors, the board of directors is able to effectively oversee our business operations, including independent oversight of our financial statements, executive compensation, selection of director candidates and corporate governance programs. We believe that the leadership structure of our board of directors as well as the independent committees of our board of directors is appropriate and enhances our board of directors' ability to effectively carry out its roles and responsibilities on behalf of our stockholders. Mr. Segers' chairman role, aligned with Dr. Sivaram's executive leadership, enables strong leadership at the board of directors and senior management levels, creates clear accountability and enhances our ability to communicate our message and strategy clearly and consistently to stockholders.

Board of Directors Skills Matrix

The nominating and corporate governance committee of our board of directors identifies, reviews and makes recommendations of candidates to serve on our board of directors, and considers director qualifications that include, without limitation, diversity factors such as differences in professional background, education, age and geography, as well as other individual qualities and attributes that contribute to the total mix of viewpoints and experience represented on our board of directors.

The matrix in the following page highlights key skills, experiences and attributes possessed by our director nominees which our board of directors believes are important to our business and industry. If a director is not listed under a particular skill, experience or attribute, that does not mean that such director does not possess it or is unable to contribute to the decision-making process in that area.

Knowledge, Skills, and Experience	Buss	Hanley	Lovett	Mendl	Niebergall	Ribar	Saluja	Schebera	Segers	Sivaram
Public company board experience and corporate governance	●	●	●		●	●	●		●	●
Executive experience	●	●	●	●	●	●	●	●	●	●
Battery and energy technology				●			●	●		●
Automotive industry	●	●	●	●				●		
Other relevant industries*	●		●		●	●	●		●	●
Technology development	●	●	●	●	●	●	●	●	●	●
Manufacturing, scale-up, operations	●	●	●	●	●		●		●	●
Financial	●	●	●		●	●		●	●	●
Risk management	●	●	●	●	●	●	●	●	●	●
People, compensation	●	●	●		●	●	●	●	●	●

*Advanced technology and manufacturing industries (aerospace, defense, semiconductors, high-precision manufacturing, and data centers).

Nominees for Director

Brad Buss
Independent Director



Director since 2020

Age 62

Current Affiliations
- Board member, AECOM (NYSE: ACM) (since 2020)
- Board member, Marvell Technology Group Ltd. (NASDAQ: MRVL) (since 2018)

Business Experience
- Executive Vice President and Chief Financial Officer, SolarCity Corporation (2014-2016)
- Executive, Vice President and Chief Financial Officer, Cypress Semiconductor Corporation (NASDAQ: CY) (2005-2014)

Former Board Membership
- TuSimple Holdings Inc. (Nasdaq: TSP) (2020-2022)
- Advance Auto Parts, Inc. (NYSE: AAP) (2016-2021)
- Tesla, Inc. (Nasdaq: TSLA) (2009-2019)
- Cavium, Inc. (2016-2018)
- CafePress Inc. (2007-2016)

Education
- B.A. in Economics, McMaster University, Canada
- Honors Business Administration degree, University of Windsor, Canada

Board Committees
- Audit Committee (Chair)
- Compensation Committee

Skills, Qualifications and Expertise
- Leadership and financial expertise as chief financial officer at various public and private companies
- Wide-ranging experience on the boards of major automotive and other public companies

Jeneanne Hanley
Independent Director



Director since 2021

Age 53

Current Affiliations
- Board member, KLA Corporation (NASDAQ: KLAC) (since 2019)
- Board member, Tenneco Corporation (since 2023)

Business Experience
- Multiple roles at Lear Corporation (1994-2019), including Senior Vice President and President of the E-Systems Division, Corporate Vice President, Global Surface Materials, Corporate Vice President, Americas Seating Business Unit, Vice President, Global Strategy and Business Development

Education
- B.S. in Mechanical Engineering, University of Michigan
- M.B.A., University of Michigan

Board Committees
- Compensation Committee (Chair)
- Audit Committee

Skills, Qualifications and Expertise
- 25 years of experience in the automotive industry
- Operational executive of significant business units and divisions serving the global automotive industry
- Expertise in operational execution, performance management, sustainable growth strategy, and leadership and culture

Dr. Gena C. Lovett
Independent Director



Director since 2022

Age 63

Current Affiliations
- Board member, AdvanSix Inc. (NYSE: ASIX) (since 2021)
- Board member, Trex Company, Inc. (NYSE: TREX) (since 2021)

Business Experience
- Vice President, Operations, Defense, Space and Security, The Boeing Company (NYSE:BA) (2015-2019)
- Global Chief Diversity Officer (2012-2015) and Director, Manufacturing, Forging (2007-2012), Alcoa Corporation (NYSE: AA)
- 15 years at Ford Motor Company (NYSE: F), including as Plant Manager for New Model Programs (2006-2007), and as Assistant Plant Manager for the Atlanta Assembly (2005-2006)

Former Board Membership
- Shiloh Industries (NASDAQ: SHLO) (2019-2020)

Education
- B.A. in Criminal Justice, The Ohio State University
- M.B.A., International Business, Baker College
- M.S. in Values Driven Leadership, Benedictine University
- Ph.D. in Values Driven Leadership, Benedictine University

Board Committees
- Nominating and Corporate Governance Committee (Chair)
- Audit Committee

Skills, Qualifications and Expertise
- 26 years of extensive leading experience in large-scale operations and manufacturing across the aerospace, defense, aluminum and automotive industries
- Proven executive expertise in bridging product development to commercial execution, strategy, talent acquisition and retention, and operational excellence
- Broad public company board experience providing unique governance perspectives and insights based on her expertise on the intersection of business, culture, and society
- Author of "C-Suite Quotient: The 8 C-Suite Behaviors That Propel a Leadership Culture"

Dr. Günther Mendl
Independent Director



Director since 2024

Age 54

Current Affiliations
- Head of the Center of Excellence Battery Cell, Volkswagen AG (since 2022)
- VW Director, as described under the "Letter Agreements on Board and Committee Representation" section below

Business Experience
- Leader of the Battery Systems & Battery Cells Division, Volkswagen AG (2020-2022)
- Head of Development for E-Traction, Charging & Battery Systems, Audi AG (2017-2020)
- Various senior roles at Audi AG (2001-2017)

Education
- Diploma and Ph.D. in Mechanical Engineering, Technical University of Munich, Germany

Board Committees
- None

Skills, Qualifications and Expertise
- 20+ years of experience in battery technology and propulsion systems within the automotive industry, including at Volkswagen AG and Audi AG
- Extensive leadership experience through various senior and lead roles managing the entire battery lifecycle, from development, purchasing, strategic production planning and quality management to recycling

Dr. Ross Niebergall
Independent Director



Director since 2026

Age 62

Current Affiliations

- Board member, V2X, Inc. (NYSE: VVX) (since 2026)

Business Experience

- Various roles at L3Harris Technologies (NASDAQ: LHX) (2017-2025), including President of the Aerojet Rocketdyne segment and Vice President and Chief Technology Officer
- Multiple roles at RTX Corporation (2003-2017), including Vice President, Engineering and Technology of Raytheon and CEO of Thales-Raytheon Systems LLC

Education

- B.S. in Mathematics, University of Regina, Canada
- M.S. in Mathematics, University of Notre Dame
- Ph.D. in Mathematics, University of Notre Dame

Board Committees

- None

Skills, Qualifications and Expertise

- Significant leadership experience in the aerospace and defense sectors, with a track record of managing complex systems integration and technological transformation
- Deep expertise across the complete product lifecycle and P&L management, including R&D, business development, and the transition to high-volume production

Geoffrey Ribar
Independent Director



Director since 2026

Age 67

Current Affiliations

- Board member, MACOM Technology Solutions Holdings, Inc. (NASDAQ: MTSI) (since 2017)
- Board member, Everspin Technologies, Inc. (NASDAQ: MRAM) (since 2018)
- Board member, Acacia Research Corporation (NASDAQ: ACTG) (since 2023)

Business Experience

- Chief Financial Officer, Cadence Design Systems, Inc. (NASDAQ: CDNS) (2010-2018)
- Chief Financial Officer, Telegent Systems, Inc. (2008-2010)
- Multiple other Chief Financial Officer and Vice President roles, including at Matrix Semiconductor, Inc., Asyst Technologies, NVIDIA Corporation and Advanced Micro Devices

Education

- B.S. in Chemistry, University of Michigan
- M.B.A, University of Michigan

Board Committees

- None

Skills, Qualifications and Expertise

- 20+ years of extensive financial and accounting acumen derived from his tenure as chief financial officer of numerous private and public companies
- Extensive experience on public company boards, including audit and compensation committees, providing insights into financial oversight, executive succession, and rigorous corporate governance

Dipender Saluja
Independent Director



Director since 2012
Age 61

Board Committees

- Nominating and Corporate Governance Committee

Current Affiliations

- Managing Director, Capricorn Investment Group (since 2006)
- Board member, Joby Aviation, Inc. (NYSE: JOBY) (since 2021)
- Board member, Navitas Semiconductor, Inc. (Nasdaq: NVTS) (since 2021)
- Board member of several private companies

Business Experience

- 16 years at Cadence Design Systems

Skills, Qualifications and Expertise

- Extensive investment and leadership experience in the technology industry as managing director of a leading investment firm
- Expansive board experience from service on other public and private boards
- Extensive expertise and skills in strategy, finance and management from leadership and board roles across various industries

Sebastian Schebera
Independent Director



Director since 2024
Age 49

Board Committees

- Nominating and Corporate Governance Committee

Current Affiliations

- Head of Strategic Partnerships, Volkswagen AG (since 2020)
- Managing Director, Porsche Niederlassung Mannheim GmbH, Volkswagen Group's financial holding (since 2023)
- Member, European Battery Alliance (since 2019)
- VW Director, as described in the "Letter Agreements on Board and Committee Representation" section below

Business Experience

- Senior Director, Volkswagen Group Strategy (2018-2019)
- Principal, Volkswagen Consulting (2012-2017)
- Engagement Manager, McKinsey & Company (2008-2012)
- Engineer (2004-2005) and Plant Production Manager (2006-2007), Autoliv Inc.

Former Board Membership

- Private technology startup (2022-2024)

Education

- Diploma degree in Mechanical Engineering, Technical University of Dresden, Germany

Skills, Qualifications and Expertise

- 20+ years of professional experience in the automotive industry, including in the battery technology field
- Investment advisory and strategic experience from leadership roles in strategic operations and management consulting

Dennis Segers
Chairman of the Board



Director since 2024

Age 73

Current Affiliations
- Board member, Parade Technologies, Ltd. (since 2007)

Business Experience
- President and CEO, Matrix Semiconductor (2006-2015)
- CEO, Tabula, Inc. (2001-2006)

Former Board Membership
- Chairman, Xilinx, Inc. (Nasdaq: XLNX) (2015-2022)
- Board member, Flip Electronics (2021-2025)
- Chairman, Kinara, Inc. (2022-2025)

Education
- B.S. in Electrical Engineering, Texas A&M University

Board Committees
- None

Skills, Qualifications and Expertise
- 45-year veteran of the semiconductor industry
- Extensive experience serving in executive management as chief executive officer of various companies across a wide-range of industries
- Vast experience serving on boards of directors of various public and private companies and as an advisor of venture capital backed startups

Dr. Siva Sivaram
President, Chief Executive Officer and Director



Director since 2024

Age 65

Business Experience
- Various roles at Western Digital (NASDAQ: WDC) (2016-2023), including as President, and Executive Vice President, Silicon Technology and Manufacturing
- Executive Vice President, Memory Technology, SanDisk (2013-2016)
- Founder and CEO, Twin Creek Technologies
- Several leadership positions at SanDisk, Matrix Semiconductor, and Intel

Education
- B.S. in Mechanical Engineering, National Institute of Technology, Tiruchi, India
- M.S. in Materials Science, Rensselaer Polytechnic Institute
- Ph.D. in Materials Science, Rensselaer Polytechnic Institute

Board Committees
- None

Skills, Qualifications and Expertise
- Decades of experience taking complex emerging technologies into high-volume production, including building factories, establishing and managing partnerships and scaling production across the world
- Executive leadership experience from various chief executive officer and other leadership roles throughout his career
- Technical and relevant educational background with strong scientific knowledge and connections within the broader high-tech manufacturing industry

Director Independence

Our Class A common stock is listed on Nasdaq. As a Company listed on Nasdaq, we are required to maintain a board comprised of a majority of independent directors. Under Nasdaq listing rules, a director will only qualify as an "independent director" if that listed company's board of directors affirmatively determines that the director has no relationship which, in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In addition, Nasdaq listing rules require that, subject to specified exceptions, each member of our audit, compensation and nominating and corporate governance committees be independent. Our corporate governance guidelines define independence in accordance with the independence definition in the applicable Nasdaq listing rules.

Audit committee members must also satisfy the additional independence criteria set forth in Rule 10A-3 under the Exchange Act and Nasdaq listing rules applicable to audit committee members. Compensation committee members must also satisfy the additional independence criteria set forth in Rule 10C-1 under the Exchange Act and Nasdaq listing rules applicable to compensation committee members.

Our board of directors has undertaken a review of the independence of each of our directors and director nominees. Based on information provided by each such person concerning his or her background, employment, affiliations and business and personal activities, our board of directors has determined that Messrs. Buss, Ribar, Saluja, Schebera, Segers, and Straubel, Ms. Hanley, Drs. Lovett, Mendl and Niebergall do not have any relationship which, in the opinion of the Company's board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is an "independent director" as defined under Nasdaq listing rules. Dr. Sivaram is not considered an independent director because of his position as our current President and CEO. Our board of directors also determined that each of Prof. Dr. Jürgen Leohold and Ms. Susan Huppertz, our former directors, were "independent directors" under applicable listing standards. Prof. Dr. Prinz was not considered an independent director under the applicable listing standards because of his status as a co-founder of the Company and technical consulting and advisory services he provides to the Company apart from his board service.

In making these determinations, our board of directors considered the current and prior relationships that each outside director and director nominee has with our Company and all other facts and circumstances that our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each such person, and the transactions involving them described in the section below entitled "Related Person Transactions." Our board of directors has also considered transactions, relationships and other arrangements between our directors, director nominees and officers and certain of their affiliates, in their individual capacities and not as representatives of our Company, and funds that are not affiliated with our Company. Specifically, our board of directors has considered whether the current or prior roles of Dr. Mendl and Mr. Schebera at VGA or its affiliates, and the designation of Dr. Mendl and Mr. Schebera as VW Directors (see "Letter Agreements on Board and Committee Representation" below) created a conflict of interest based on the Company's commercial relationship with VGA and PowerCo. Our board of directors will continue to take appropriate measures if and when a conflict arises, including limiting access to relevant materials or requesting that such directors recuse themselves from discussion or consideration of matters that may constitute a conflict of interest.

There are no family relationships among any of our directors, director nominees, or executive officers.

Letter Agreements on Board and Committee Representation

Pursuant to the amended and restated letter agreement with VGA dated July 5, 2024 (the "VW Director Agreement"), we are obligated to nominate two VGA designees (each, a "VW Director") for election to our board of directors at any annual or special meeting at which directors will be elected, and to appoint one VW Director to the nominating and corporate governance committee, provided such VW Director satisfies applicable stock exchange independence requirements. Dr. Mendl and Mr. Schebera are the two current VW Directors and Mr. Schebera is a member of the nominating and corporate governance committee, pursuant to the VW Director Agreement. From time-to-time, VGA may replace the VW Directors, subject to the terms of the letter agreement.

Role of Board of Directors in Risk Oversight

Risk is inherent with every business, and we face a number of risks, including strategic, financial, business and operational, legal and compliance, and reputational risks. Risk assessment and oversight are an integral part of our governance and management processes and we have designed and implemented processes to manage risk in our operations. The board of directors is responsible for overseeing the design and implementation of our strategic plans and for understanding the associated risks and actions that management is taking to manage and mitigate such risks. Management is responsible for assessing and managing risk, including through our Enterprise Risk Management ("ERM") program, subject to oversight by the board of directors. Our board of directors does not currently have or anticipate having a standing risk management committee, but instead administers this oversight function directly through our board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight, as detailed in the table below.

	Board of Directors
	Oversees our corporate management and long-term strategies, monitoring and assessing strategic risk exposure

Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Oversees our ERM program, considering and discussing our major financial risk exposures and the steps to monitor and control such exposures Reviews guidelines and policies that govern risk assessment, including internal controls, integrity of our financial statements, complaint procedures, and related person transactions Monitors compliance with legal and regulatory requirements Oversees cybersecurity and information security matters	Evaluates our compensation policies and practices on at least an annual basis, including to determine whether such policies and practices encourage excessive risk-taking and if such policies and practices could mitigate any such risk Reviews the relationship between risk management policies and compensation Oversees regulatory compliance with respect to compensation matters affecting the Company	Reviews and assesses our corporate governance practices, our board of directors' structure and composition, and the independence of the board of directors Develops, approves, reviews and monitors compliance with our code of business conduct and ethics (the "Code of Conduct"), including potential conflicts of interest Oversees our sustainability initiatives Reviews succession planning on a periodic basis

Senior Management
Executes the Company's strategic objectives, overseeing day-to-day operations, managing enterprise risk, and driving long-term value creation under the oversight of the board of directors

Our board of directors believes that taking an active role in the oversight of our corporate strategy and the related risks is appropriate, given our board members' combined breadth and depth of experience, and is critical to ensuring that the long-term interests of the Company and its stockholders are being served. Our board of directors believes its current leadership and committee structure supports the risk oversight function of our board of directors.

Committees of Our Board of Directors

Our board of directors has established the following standing committees of the board: audit committee; compensation committee; and nominating and corporate governance committee. Copies of the charters for each committee are available on our website at *https://ir.quantumscape.com/corporate-governance/documents-charters*. The composition and responsibilities of each committee are described below.

The following table provides membership for the board's standing committees as of April 1, 2026:

Name	Independent (10 of 11)	Audit Committee (3 members)	Compensation Committee (2 members)	Nominating and Governance Committee (3 members)
Brad Buss	☑	👤	👤	
Jeneanne Hanley	☑	👤	👤	
Dr. Gena C. Lovett	☑	👤		👤
Dr. Günther Mendl	☑			
Dr. Ross Niebergall(1)	☑			
Geoffrey Ribar(1)	☑			
Dipender Saluja	☑			👤
Sebastian Schebera	☑			👤
Dennis Segers ★	☑			
Dr. Siva Sivaram				
JB Straubel(2)	☑			

★ Board Chair 👤 Committee Chair 👤 Committee Member

(1) In January and March 2026, our board of directors welcomed two new members, Mr. Ribar and Dr. Niebergall, each of whom is standing for election for the first time at the annual meeting. Committee appointments for such members will be considered and approved by the board of directors.

(2) As discussed above under "Proposal No. 1 Election of Directors," Mr. Straubel will continue serving as a member of the board of directors until his term expires at the annual meeting.

Audit Committee

Members	Brad Buss (Chair), Jeneanne Hanley, Dr. Gena C. Lovett
Meetings	9 meetings in 2025
Role and Responsibilities	- selecting, compensating, and overseeing our independent registered public accounting firm; - evaluating the performance, independence and qualifications of our independent registered public accounting firm; - reviewing and approving the engagement of our independent auditors to perform audit services and any permissible non-audit and tax services; - reviewing with the independent auditors and approving the annual audit plan, including the scope of audit activities and all critical accounting policies and practices to be used by us; - reviewing our annual and quarterly financial statements and reports, including the disclosures in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and discussing the statements and reports with our independent auditors and management, and discussing with management and our independent registered public accounting firm the results of the annual audit and the quarterly reviews; - reviewing our financial reporting processes, and disclosure controls and procedures; - overseeing the design, implementation and performance of our internal audit function; overseeing cybersecurity matters; - reviewing and discussing with management and the independent auditor the overall adequacy and effectiveness of our legal, regulatory and ethical compliance programs and reporting regarding compliance with applicable laws, regulations and internal compliance programs; - reviewing and providing oversight of any related person transactions in accordance with our related person transaction policy and reviewing and monitoring compliance with legal and regulatory responsibilities; - establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting, auditing or other matters, including confidential, anonymous submissions by our employees of concerns regarding questionable accounting or auditing matters; and - reviewing and evaluating on an annual basis the charter of the audit committee and performance of such committee and recommending changes as deemed necessary to our board of directors.

Our board of directors has determined that each member of our audit committee meets the requirements for independence of audit committee members under the rules and regulations of the SEC and Nasdaq listing rules, and is able to read and understand fundamental financial statements in accordance with Nasdaq audit committee requirements.

Our board of directors has determined that Mr. Buss qualifies as an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K and meets the financial sophistication requirements of Nasdaq listing rules. Both our independent registered public accounting firm and management will periodically meet in executive sessions with our audit committee.

Compensation Committee

Members	Jeneanne Hanley (Chair), Brad Buss
Meetings	8 meetings in 2025

Role and Responsibilities	- reviewing and approving the corporate goals and objectives that pertain to the determination of the compensation of our executive officers, including our chief executive officer, and assessing their performance against these goals and objectives; - reviewing and approving or making recommendations to our board of directors regarding the compensation, employment agreements, severance arrangements, change in control arrangements and any other material terms of employment of our executive officers; - reviewing, approving and administering our employee benefit and equity incentive plans; - establishing and reviewing the compensation plans and programs of our employees, and ensuring that they are consistent with our general compensation strategy; - making recommendations to our board of directors regarding the adoption or amendment of equity and cash incentive plans and approving amendments to such plans to the extent authorized by our board of directors; - monitoring compliance with stock ownership guidelines for the executive officers and directors;	- approving or making recommendations to our board of directors regarding the creation or revision of any clawback policy, and administration of such policy; - reviewing and making recommendations to our board of directors regarding the type and amount of compensation to be paid or awarded to our outside board members; - preparing an annual report on executive compensation and reviewing with management our disclosures under the caption "Compensation Discussion and Analysis" in our periodic reports or proxy statements to be filed with the SEC; - reviewing and assessing the independence of compensation consultants, legal counsel and other advisors as required by Section 10C of the Exchange Act and the applicable listing standards; - reviewing and discussing with management our diversity, talent, and culture strategy including, but not limited to, human capital programs and policies regarding management development, talent planning, and employee engagement; and - reviewing and evaluating on an annual basis the compensation committee charter and the performance of such committee and recommending changes as deemed necessary to our board of directors.

Our board of directors has determined that each member of our compensation committee meets the requirements for independence for compensation committee members under the rules and regulations of the SEC and the Nasdaq listing rules. Each member of the compensation committee is also an outside director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act. The charter of the compensation committee permits the committee to delegate any or all of its authority when it deems it appropriate and in the best interests of our Company and when such delegation would not violate applicable law, regulation or Nasdaq or SEC requirements. In addition, the compensation committee has the authority under its charter to retain or obtain the advice of compensation consultants, independent legal counsel and other advisors.

Since 2020, our compensation committee has been responsible for making all executive compensation determinations. In 2025, Dr. Sivaram worked closely with the compensation committee in managing the executive compensation program and attended most meetings of the compensation committee other than those meetings in which his own compensation was discussed and deliberated on. As such, he did not participate in the determination of his own compensation.

For the fiscal year ended December 31, 2025, our compensation committee retained Compensia, Inc. ("Compensia") as our independent compensation consultant to advise the compensation committee with respect to director and executive officer compensation.

Nominating and Corporate Governance Committee

Members	Dr. Gena C. Lovett (Chair), Dipender Saluja, Sebastian Schebera
Meetings	4 meetings in 2025

Role and Responsibilities

- reviewing, assessing and making recommendations to our board of directors regarding desired qualifications, expertise and characteristics sought of board members and candidates to serve on our board of directors;

- considering our board of directors' leadership structure, including the separation of the chairman and chief executive officer roles and/or appointment of a lead independent director of our board, and making such recommendations to our board of directors;

- developing and reviewing policies and procedures for considering stockholder nominees for election to our board of directors and evaluating nominations by stockholders of candidates for election to our board of directors;

- evaluating the independence of directors and director nominees against the stock exchange independence requirements, applicable rules and regulations of the SEC and other applicable laws;

- reviewing our succession planning process for our chief executive officer and other members of our executive management team;

- evaluating the current size, composition and organization of our board of directors and its committees and making recommendations to our board of directors for approvals;

- oversight of sustainability matters and review of sustainability report;

- reviewing corporate governance issues and developments and recommending updates to the Company's corporate governance framework and guidelines to the Board of Directors, including current and emerging governance trends;

- overseeing director orientation for new directors and continuing education for our directors;

- evaluating the performance of our board of directors and its committees and individual directors and determining whether continued service on our board of directors is appropriate;

- reviewing and monitoring compliance with our Code of Conduct, and reviewing possible, actual and potential conflicts of interest of our board members and officers other than related person transactions reviewed by our audit committee;

- advising the board of directors on management and stockholder proposals on corporate governance matters and overseeing management's engagement with stockholders and proxy advisory firms;

- administering policies and procedures for communications with the non-management members of our board of directors; and

- reviewing annually the nominating and corporate governance committee charter, structure and membership requirements and recommending any proposed changes to our board of directors, including undertaking an annual review of its own performance.

Our board of directors has determined that each member of our nominating and corporate governance committee meets the requirements for independence for nominating and corporate governance committee members under the Nasdaq listing rules.

Attendance at our Board of Directors and Stockholder Meetings

During our fiscal year ended December 31, 2025, our board of directors held 6 meetings. Each director attended at least 75% of the aggregate of (1) the total number of meetings of the board of directors held during the period for which he or she has been a director and (2) the total number of meetings held by all committees of our board of directors on which he or she served during the periods that he or she served.

We encourage, but do not require, our directors to attend our annual meeting of stockholders. All but one of our directors at that time attended the 2025 annual meeting of stockholders.

Executive Sessions of Outside Directors

To encourage and enhance communication among outside directors, and as required under applicable Nasdaq listing rules, our corporate governance guidelines provide that the outside directors will meet in executive sessions without management directors or management present on a periodic basis. In addition, if any of our outside directors are not independent directors, then our independent

directors will also meet in executive sessions on a periodic basis. These executive sessions are chaired by Mr. Segers, our independent chairman.

Considerations in Identifying and Evaluating Director Nominees

Our nominating and corporate governance committee uses a variety of methods for identifying and evaluating potential director nominees. An overview of our director nominations process follows.

Identification

While our board has not established minimum qualifications for board members, some of the factors that our nominating and corporate governance committee considers in assessing director nominee qualifications include, without limitation:

- issues of character
- professional ethics and integrity
- judgment
- business acumen and experience
- proven achievement and competence in one's field
- the ability to exercise sound business judgment
- tenure on the board and skills that are complementary to the board

- an understanding of our business
- an understanding of the responsibilities that are required of a member of the board
- other time commitments
- mix of viewpoints and experience (e.g., differences in professional background, education, age and geography, as well as other individual qualities and attributes that contribute to the total mix of viewpoints and experience represented on our board)

Our board of directors believes that the board should be a diverse body, and the nominating and corporate governance committee considers a broad range of perspectives, backgrounds and experiences, engaging independent search firms as needed to identify and evaluate potential director candidates.

Evaluation

In its evaluation of director candidates, including the current directors eligible for re-election, our nominating and corporate governance committee will consider the current size and composition of our board of directors and the needs of our board of directors and the respective committees of our board of directors and other director qualifications.

In determining whether to recommend a director for reelection, our nominating and corporate governance committee also considers the director's past attendance at meetings, participation in and contributions to the activities of the board and our business and other qualifications and characteristics set forth in the charter of our nominating and corporate governance committee and corporate governance guidelines.

If our nominating and corporate governance committee determines that an additional or replacement director is required, then the committee may take such measures as it considers appropriate in connection with its evaluation of a director candidate, including without limitation candidate interviews, inquiry of the person or persons making the recommendation or nomination, engagement of an outside search firm to gather additional information, or reliance on the knowledge of the members of the committee, board or management.

 Recommendation to the Board

After completing its review and evaluation of director candidates, including background checks and independence determinations, our nominating and corporate governance committee recommends to our full board of directors the director nominees for selection. Our nominating and corporate governance committee has discretion to decide which individuals to recommend for nomination as directors and our board of directors has the final authority in determining the selection of director candidates for nomination to our board.

In addition to the process described above, our nominating and corporate governance committee also nominates two individuals designated by VGA as required under the VW Director Agreement. Dr. Mendl and Mr. Schebera are the two current VW Directors pursuant to the VW Director Agreement.

Stockholder Recommendations and Nominations to our Board of Directors

Our nominating and corporate governance committee will consider and evaluate recommendations and nominations for candidates to our board of directors from stockholders in the same manner as candidates recommended to the committee from other sources, so long as such recommendations and nominations comply with our amended and restated certificate of incorporation ("Certificate of Incorporation") and bylaws ("Bylaws"), all applicable Company policies and all applicable laws, rules and regulations, including those promulgated by the SEC. Each of the director nominees is an incumbent director standing for re-election, except for Mr. Ribar and Dr. Niebergall who are standing for election by stockholders for the first time. Mr. Ribar and Dr. Niebergall were each identified as a director candidate through our third party executive recruiting agency.

A stockholder that wants to recommend a candidate to our board of directors should direct the recommendation in writing by letter to our corporate secretary at QuantumScape Corporation, 1730 Technology Drive, San Jose, California 95110, Attention: Corporate Secretary. Such recommendation must include the candidate's name, home and business contact information, detailed biographical data, relevant qualifications, a signed letter from the candidate confirming willingness to serve, information regarding any relationships between the candidate and us and evidence of the recommending stockholder's ownership of our capital stock. Such recommendation must also include a statement from the recommending stockholder in support of the candidate. Our nominating and corporate governance committee has discretion to decide which individuals to recommend for nomination as directors.

Under our Bylaws, stockholders may also directly nominate persons for election to our board of directors at the annual meeting of stockholders. Any nomination must comply with the requirements set forth in (1) our Bylaws, as amended from time to time, (2) our applicable SEC filings, including our proxy statements, and (3) the rules and regulations of the SEC. All nominations should be submitted to our corporate secretary in the manner required by the applicable sections of our Bylaws.

To be timely for our 2027 annual meeting of stockholders, nominations must be submitted in accordance with the deadlines discussed below under "Other Matters—Stockholder Proposals or Director Nominations for 2027 Annual Meeting."

Communications with the Board of Directors

Pursuant to our Policies and Procedures for Stockholder Communications to Independent Directors, stockholders and other interested parties wishing to communicate directly with our independent or non-management directors, may do so by writing and sending the correspondence to our Chief Legal Officer by mail to our principal executive offices at QuantumScape Corporation, 1730 Technology Drive, San Jose, California 95110. Our Chief Legal Officer, in consultation with appropriate directors as necessary, will review all incoming communications and screen for communications that (1) are solicitations for products and services, (2) relate to matters of a personal nature not relevant for our stockholders to act on or for our board of directors to consider and (3) matters that are of a type that are improper or irrelevant to the functioning of our board of directors or our business, for example, mass mailings, job inquiries and business solicitations. If appropriate, our Chief Legal Officer will route such communications to the appropriate director(s) or, if none is specified, then to the chairperson of the board of directors. These policies and procedures do not apply to communications to non-management directors from our officers or directors who are stockholders or stockholder proposals submitted pursuant to Rule 14a-8 under the Exchange Act.

Outside Director Compensation

In March 2021, our board of directors adopted an outside director compensation policy (as amended from time to time, the "Director Compensation Policy") designed to attract, retain, and reward outside directors. Our board of directors most recently amended the Director Compensation Policy in 2026, as described below under "Updates to Outside Director Compensation." The Director Compensation Policy was initially developed and is periodically reviewed with input from Compensia regarding practices and compensation levels at comparable companies.

Under the Director Compensation Policy, each outside director will receive the cash and equity compensation for board services as described below. We also will reimburse our outside directors for reasonable, customary, and documented travel expenses to meetings of our board of directors or its committees and other expenses related to their service on our board. Directors who are also our employees receive no additional compensation for their service as directors.

Maximum Annual Compensation Limit

The Director Compensation Policy includes a maximum annual limit of $750,000 of cash compensation and equity compensation awards that may be paid, issued, or granted to an outside director in any fiscal year. For purposes of this limitation, the grant date fair value is determined in accordance with GAAP. Any cash compensation or equity awards granted under the Company's 2020 Equity Incentive Plan (the "2020 Plan") to an outside director for his or her services as an employee, or for his or her services as a consultant (other than as an outside director), will not count for purposes of the limitation. The maximum limit does not reflect the intended size of any potential compensation or equity awards to our outside directors.

Cash Compensation

As of December 31, 2025, under the Director Compensation Policy, each outside director is entitled to receive an annual cash fee of $80,000 for service as a board member. Directors serving in additional leadership or committee roles are entitled to the following incremental annual fees:

Additional role	Incremental annual fee
Board leadership	
Chair of the board of directors	$75,000
Lead independent director	$22,000
Audit committee	
Chair	$25,000
Member (non-chair)	$12,500
Compensation committee	
Chair	$18,000
Member (non-chair)	$9,000
Nominating and corporate governance committee	
Chair	$13,000
Member (non-chair)	$6,500

Each outside director who serves as the chair of a committee will receive only the annual cash fee as the chair, and not the additional annual cash fee as a member of the committee. All cash payments to outside directors are paid quarterly in arrears on a prorated basis.

Effective April 2026, our board of directors approved the following amendments to the Director Compensation Policy to better align our outside director's compensation to market-competitive levels:

- Increase of the annual cash retainer for service as a board member from $80,000 to $90,000;

- Increase of the annual cash retainer for each committee chair by $5,000; and

- Increase of the annual cash retainer for each committee member by $2,500.

Equity Compensation

Initial Awards

Prior to April 2026, outside directors automatically received an initial award of RSUs (the "Initial Award") upon their appointment to the board. The Initial Award was determined by dividing $320,000 by the twenty (20) trading day volume weighted average stock price for the twenty (20) trading days prior to the applicable grant date. The Initial Award vested quarterly over three years on our quarterly vesting dates, which are February 15, May 15, August 15 and November 15, beginning at the applicable vesting commencement date, subject to the outside director continuing to be a service provider through the applicable vesting date. If the person was a member of our board of directors and also an employee, becoming an outside director due to termination of employment did not entitle them to an Initial Award. Effective April 2026, outside directors no longer receive the Initial Award in connection with and upon their appointment to the board.

Annual Award

Each outside director will automatically receive, on the date of each annual meeting of our stockholders, pursuant to the Director Compensation Policy, an annual award of RSUs (an "Annual Award") covering a number of shares of our Class A common stock equal to $200,000 divided by the twenty (20) trading day volume weighted average stock price for the twenty (20) trading days prior to the applicable grant date. Any person who first becomes an outside director following the date of an annual meeting of our stockholders will automatically receive a prorated Annual Award to reflect a partial year of service. Annual Awards will vest on the earlier of the one-year anniversary of the date the Annual Award was granted or the day before the next annual meeting of stockholders.

In the event of a "change in control" (as defined in the 2020 Plan), each outside director's outstanding awards will fully vest, provided that the outside director continues to be an outside director through the date of the change in control.

Outside Director Compensation for Fiscal Year 2025

The following table sets forth information regarding the total compensation awarded to, earned by or paid to our outside directors for their service on our board of directors, for the fiscal year ended December 31, 2025.

Name(1)	Fees Earned or Paid in Cash ($)(2)	Stock Awards ($)(3)	Total ($)
Brad Buss	114,000	204,816	318,816
Jeneanne Hanley	106,675	204,816	311,491
Susan Huppertz(4)	39,569	—	39,569
Prof. Dr. Jürgen Leohold(4)	44,703	—	44,703
Dr. Gena C. Lovett	105,500	204,816	310,316
Dr. Günther Mendl(5)	—	—	—
Dipender Saluja	86,500	204,816	291,316
Sebastian Schebera(5)	—	—	—
Dennis Segers	155,000	204,816	359,816
JB Straubel	80,000	204,816	284,816

(1) Prof. Dr. Fritz Prinz is a co-founder of the Company, and while he was an outside director through February 4, 2026, he only received compensation in fiscal year 2025 in connection with certain technical consulting and advisory services provided to the Company, and therefore did not receive additional compensation as an outside director and is intentionally omitted from this table. See "Related Person Transactions—Other Transactions" for a description of the compensation provided to Prof. Dr. Prinz in connection with his technical consulting and advisory services. Mr. Ribar and Dr. Niebergall were appointed to our board of directors in January 2026 and March 2026, respectively, and therefore did not receive any compensation for the fiscal year ended December 31, 2025.

(2) Consists of board of directors and committee annual retainers and, if applicable, board and committee chair retainers.

(3) The amounts in this column represent the aggregate grant-date fair value of awards granted to each director computed in accordance with the FASB ASC Topic 718. See Note 2 to the audited consolidated financial statements included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2025 for a discussion of the grant-date fair value of our equity awards.

(4) Prof. Dr. Jürgen Leohold and Ms. Susan Huppertz did not receive any compensation for their service on our board of directors following the conclusion of their respective terms as outside director after the 2025 annual meeting.

(5) The VW Directors, Dr. Mendl and Mr. Schebera, each waived their right to any compensation for their service as an outside director.

As of December 31, 2025, the outside directors who served during 2025 held the following outstanding equity awards:

Name	Aggregate Number of Shares of Class A Common Stock Subject to Outstanding RSU Awards	Aggregate Number of Shares Underlying Option Awards Outstanding
Brad Buss	48,192	707,612
Jeneanne Hanley	48,192	—
Susan Huppertz	—	—
Prof. Dr. Jürgen Leohold	—	—
Dr. Gena C. Lovett	48,192	—
Dr. Günther Mendl	—	—
Prof. Dr. Fritz Prinz	98,792	—
Dipender Saluja	48,192	—
Sebastian Schebera	—	—
Dennis Segers	85,883	—
JB Straubel	48,192	—

PROPOSAL NO. 2 RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	 OUR BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR OUR FISCAL YEAR ENDING DECEMBER 31, 2026.

Our audit committee has appointed Ernst & Young LLP as our independent registered public accounting firm to audit our consolidated financial statements for our fiscal year ending December 31, 2026. Ernst & Young LLP served as our independent registered public accounting firm beginning with our consolidated financial statements for the fiscal year ended December 31, 2021.

At the annual meeting, we are asking our stockholders to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2026. Our audit committee is submitting the appointment of Ernst & Young LLP to our stockholders because we value our stockholders' views on our independent registered public accounting firm and as a matter of good corporate governance. Notwithstanding the appointment of Ernst & Young LLP, and even if our stockholders ratify the appointment, our audit committee, in its discretion, may appoint another independent registered public accounting firm at any time during our fiscal year if our audit committee believes that such a change would be in the best interests of our Company and our stockholders. If our stockholders do not ratify the appointment of Ernst & Young LLP, then our audit committee may reconsider the appointment. One or more representatives of Ernst & Young LLP are expected to be present at the annual meeting, and they will have an opportunity to make a statement and are expected to be available to respond to appropriate questions from our stockholders.

Fees Paid to the Independent Registered Public Accounting Firm

The following table presents fees for professional audit services and other services rendered to us by Ernst & Young LLP for our fiscal years ended December 31, 2025 and December 31, 2024 (with dollar amounts below noted in thousands).

	2025	2024
Audit Fees (1)	$2,223	$2,892
Audit-Related Fees (2)	—	$4
Tax Fees (3)	—	$327
All Other Fees	—	—
Total Fees	$2,223	$3,223

(1) "Audit Fees" consist of fees billed for professional services rendered in connection with the audit of our consolidated financial statements, reviews of our quarterly consolidated financial statements and related accounting consultations, comfort letter procedures, issuance of consents and services that are normally provided by the independent registered public accountants in connection with statutory and regulatory filings or engagements for those fiscal years.

(2) "Audit-Related Fees" consist of fees for assurance and related services reasonably related to the performance of the audit or review of our financial statements that are not reported above under the caption "Audit Fees". The fees listed are primarily for information security assessment.

(3) "Tax Fees" consists of indirect (non-income) tax advisory and compliance services (credits and incentives).

Auditor Independence

In each of 2025 and 2024, there were no other professional services provided by Ernst & Young LLP, other than those listed above, that would have required our audit committee to consider their compatibility with maintaining the independence of Ernst & Young LLP.

Audit Committee Policy on Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

Our audit committee has established a policy governing our use of the services of our independent registered public accounting firm. Under this policy, our audit committee is required to pre-approve all services performed by our independent registered public accounting firm in order to ensure that the provision of such services does not impair such accounting firm's independence. In accordance with this policy, all services provided by Ernst & Young LLP for our fiscal years ended December 31, 2025 and December 31, 2024 were pre-approved by our audit committee.

Vote Required

The ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2026 requires the affirmative vote of a majority of the voting power of the shares present in person (including virtually) or represented by proxy at the annual meeting and entitled to vote on the subject matter. You may vote FOR or AGAINST this proposal, or you may indicate that you wish to ABSTAIN from voting on this proposal. Abstentions will be counted for purposes of determining the presence or absence of a quorum and will also count as votes against this proposal, i.e., will have the same effect as a vote AGAINST this proposal. Because this is a routine proposal, we do not expect any broker non-votes on this proposal.

REPORT OF THE AUDIT COMMITTEE

The audit committee is a committee of the board of directors comprised solely of independent directors as required by the Nasdaq listing rules and the rules and regulations of the SEC. The audit committee operates under a written charter adopted by the board of directors. This written charter is reviewed annually for changes, as appropriate. With respect to QuantumScape's financial reporting process, QuantumScape's management is responsible for (1) establishing and maintaining internal controls and (2) preparing QuantumScape's consolidated financial statements. QuantumScape's independent registered public accounting firm, Ernst & Young LLP, is responsible for performing an independent audit of QuantumScape's consolidated financial statements. It is the responsibility of the audit committee to oversee these activities. It is not the responsibility of the audit committee to prepare QuantumScape's financial statements. These are the fundamental responsibilities of management. In the performance of its oversight function, the audit committee has:

- reviewed and discussed the audited consolidated financial statements with management and Ernst & Young LLP;
- discussed with Ernst & Young LLP the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (the "PCAOB") and the SEC; and
- received the written disclosures and the letter from Ernst & Young LLP required by the applicable requirements of the PCAOB regarding the independent accountant's communications with the audit committee concerning independence, and has discussed with Ernst & Young LLP its independence.

Based on the review and discussions noted above, the audit committee recommended to the board of directors that the audited consolidated financial statements be included in QuantumScape's Annual Report on Form 10-K for the fiscal year ended December 31, 2025, for filing with the SEC.

Respectfully submitted by the members of the audit committee of the board of directors:

Brad Buss (Chair)
Jeneanne Hanley
Dr. Gena C. Lovett

This audit committee report shall not be deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A promulgated by the SEC or to the liabilities of Section 18 of the Exchange Act, and shall not be deemed incorporated by reference into any prior or subsequent filing by QuantumScape under the Securities Act or the Exchange Act, except to the extent QuantumScape specifically requests that the information be treated as "soliciting material" or specifically incorporates it by reference.

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**PROPOSAL NO. 3
NON-BINDING ADVISORY VOTE ON
EXECUTIVE COMPENSATION**

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OUR BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR"
THE APPROVAL OF OUR NAMED EXECUTIVE OFFICERS
COMPENSATION PURSUANT TO A NON–BINDING ADVISORY
VOTE.

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As required pursuant to Section 14A of the Exchange Act, we are asking our stockholders to vote to approve, on a non-binding advisory basis, the compensation of our "named executive officers" as disclosed in accordance with the SEC's rules in the "Executive Compensation" section of this proxy statement. This proposal, commonly known as a "say-on-pay" proposal, is not intended to address any specific item of compensation or any specific named executive officer, but rather the overall compensation of all of our named executive officers and the philosophy, policies and practices described in this proxy statement, as a whole.

The say-on-pay vote is advisory, and therefore not binding on the Company, the compensation committee or the board of directors. The say-on-pay vote will, however, provide information to us regarding investor sentiment about our executive compensation philosophy, policies and practices, which the compensation committee will be able to consider when determining executive compensation for the remainder of the current fiscal year and beyond. The board of directors and the compensation committee value the opinions of our stockholders and to the extent there is any significant vote against our named executive officer compensation as disclosed in this proxy statement, we will consider our stockholders' concerns and the compensation committee will evaluate whether any additional actions are necessary.

2025 Executive Compensation Program

Our board of directors believes that the detailed information provided above and within the "Executive Compensation" section of this proxy statement demonstrates that our executive compensation program was designed appropriately and is working to ensure management's interests are aligned with our stockholders' interests to support long-term value creation.

Proposed Resolution

Accordingly, we ask our stockholders to vote "**FOR**" the following resolution at the annual meeting:

"RESOLVED, that the Company's stockholders approve, on a non-binding advisory basis, the compensation of the named executive officers, as disclosed in the Company's Proxy Statement for the Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the compensation tables and the other related disclosure."

Vote Required

The approval, on a non-binding advisory basis, of the compensation of our named executive officers requires an affirmative vote of a majority of the voting power of the shares present in person (including virtually) or represented by proxy at the annual meeting and entitled to vote on the subject matter to be approved. You may vote FOR or AGAINST this proposal, or you may indicate that you wish to ABSTAIN from voting on this proposal. Abstentions will be counted for purposes of determining the presence or absence of a quorum. Abstentions will also count as votes against this proposal, i.e., will have the same effect as a vote AGAINST this proposal. Broker non-votes will also be counted for purposes of determining the presence or absence of a quorum but will have no effect on the outcome of this proposal. Because this vote is advisory only, it will not be binding on us, our compensation committee or our board of directors. However, we value our stockholders' input and will take the vote into consideration when evaluating executive compensation decisions.

EXECUTIVE OFFICERS

The following table sets forth certain information about our executive officers as of April 1, 2026.

Name	Age	Position(s)
Dr. Siva Sivaram	65	President, Chief Executive Officer and Director
Dr. Luca Fasoli	58	Chief Operating Officer
Kevin Hettrich	44	Chief Financial Officer
Dr. Timothy Holme	44	Chief Technology Officer and Co-Founder
Michael McCarthy	60	Chief Legal Officer and Head of Corporate Development
Dr. Mohit Singh	47	Chief Development Officer

In May 2025, we onboarded Luca Fasoli as the Company's Chief Operating Officer to oversee and scale our operations, leveraging his extensive leadership experience in productization and operations from Western Digital and SanDisk as we transition toward commercialization of our technology.



Dr. Siva Sivaram
President since 2023, and Chief Executive Officer and Director since 2024

For the biography of Dr. Siva Sivaram, please see "Board of Directors—Nominees for Director."

Dr. Luca Fasoli
Chief Operating Officer since 2025

Prior Experience



- Several key leadership roles at Western Digital (2016-2025), including Senior Vice President of Memory Productization
- Multiple leadership roles at SanDisk Corporation (2006-2016), including Vice President of Product Development, Senior Director of the Intelligent Memory System, and Senior Director of Product Development

Education
- Masters and Ph.D. in Electronic Engineering, Polytechnic University of Milan, Italy



Kevin Hettrich
Chief Financial Officer since 2018

Prior Experience
- QuantumScape's Vice President of Business Operations (2016-2018), Senior Director of Finance and various product management roles (2012-2016)
- Private Equity Associate of Bain Capital, an investment firm (2007-2009)
- Business Analyst at McKinsey & Company, a management consulting firm (2004-2007)

Education
- B.A. in Economics, Pomona College
- M.B.A., Stanford Graduate School of Business
- M.S. in Environment and Resources, Stanford University



Dr. Timothy Holme
Co-Founder and Chief Technology Officer since 2011

Prior Experience
- Research Associate at Stanford University (2008-2011)

Education
- B.S. in Physics, Stanford University
- M.S. in Mechanical Engineering, Stanford University
- Ph.D. in Mechanical Engineering, Stanford University



Michael McCarthy
Chief Legal Officer since 2013 and Head of Corporate Development since 2018

Prior Experience
- Several roles at Infinera Corporation (2003-2013), including as Chief Legal Officer, General Counsel and Chief Administrative Officer
- Senior Vice President and General Counsel of Ciena Corporation, a network strategy and technology company (1997-2003)

Education
- B.A. in Mathematical Economics, Colgate University
- J.D., Vanderbilt University Law School



Dr. Mohit Singh
Chief Development Officer since 2015

Prior Experience
- QuantumScape's Vice President, Development
- Co-founder and CTO, Seeo Inc (acquired by Bosch GmbH)
- Corporate Research, Arkema
- Post doctorate research in Chemical Engineering at the Lawrence Berkeley National Laboratory for the University of California, Berkeley

Education
- B. Tech in Chemical Engineering, Indian Institute of Technology Bombay, India
- Ph.D. in Chemical and Biomolecular Engineering, Tulane University

EXECUTIVE COMPENSATION

This section provides an overview of our executive compensation programs, including a narrative description of the material factors necessary to understand the information disclosed in the 2025 Summary Compensation Table below.

Compensation Discussion and Analysis

This Compensation Discussion and Analysis provides an overview of our executive compensation philosophy, the material principles governing our executive compensation policies and decisions, and the material elements of compensation awarded to, earned by or paid to our named executive officers. In addition, we explain how and why the compensation committee determined the specific compensation elements that comprised the 2025 executive compensation program.

Our named executive officers ("NEOs") for 2025 were:

- **Dr. Siva Sivaram**, our President and Chief Executive Officer (our "CEO");

- **Dr. Luca Fasoli**, our Chief Operating Officer since May 2025;

- **Kevin Hettrich**, our Chief Financial Officer;

- **Dr. Timothy Holme**, our Chief Technology Officer; and

- **Dr. Mohit Singh**, our Chief Development Officer.

The information in this Compensation Discussion and Analysis provides perspective and narrative analysis relating to, and should be read along with, the executive compensation tables that follow.

Executive Summary

2025 Business Highlights

Our 2025 achievements reflect our progress in and reinforce our position as a global leader in solid-state battery technology. Consistent with this progress and the trend from 2024, the executive compensation program for 2025 continued to emphasize performance-based and at-risk payouts aligned with achieved outcomes. As we transition from a primarily R&D‑focused organization toward commercialization of our technology through our capital-light licensing business model, our 2025 achievements reflect meaningful progress along that path, including:

- **Delivered on critical operational milestones and processes for higher volume manufacturing**, including baselining our Cobra process, shipping Cobra-based QSE-5 cells and installing Eagle Line equipment to support scalable production.

- **Expanded commercial traction and monetization**, including expanding the PowerCo licensing arrangement, adding two global automotive OEM partners, and issuing our first customer billings.

- **Strengthened our global leadership and ecosystem**, adding Murata Manufacturing and Corning Incorporated as strategic partners.

A look into 2026: we aim to continue our progress in 2026 by demonstrating scalable production of our solid-state battery technology with the Eagle Line, advancing our automotive customers through the stages of our technology development, expanding into new high-value markets and continuing to push the battery frontier beyond our current QSE-5 platform.

2025 Executive Compensation Highlights

The compensation committee of the board of directors periodically reviews and refines our compensation programs to attract and retain executive talent, support our evolving business strategy and drive shareholder value. Our named executive officers are generally eligible for base salary, annual incentive bonus paid in the form of fully vested RSUs, and equity awards in the form of long-term incentive restricted stock unit ("RSU") grants, including performance-based RSUs ("PSUs") that vest upon achievement of certain corporate milestones, as described below.

Long-Term Incentives At-a-Glance: A continued focus on performance




Since the introduction of PSUs in 2023, the proportion of PSUs relative to time-based RSUs granted to our NEOs as long-term incentives has grown by 75% for our CEO and 200% for our other NEOs.

As a development stage company with no revenue to date, our focus has been to link compensation with the achievement of measurable, meaningful and rigorous technical, operational and corporate performance goals that drive long-term stockholder value. The highlights of our 2025 executive compensation program include:

- **Pay mix heavily weighted toward at-risk compensation:** 90% of our CEO's target total compensation and 89% of our other NEOs' target total compensation is at-risk, comprising long-term incentive PSUs and RSUs, and annual incentive bonus, reflecting our strong alignment between executive pay and stockholder value creation.

- **Continued emphasis on long-term equity and increased focus on PSU grants:** at least 60% of refresh grants to NEOs (70% in the case of the CEO) in 2025 were PSUs, with the balance delivered in time-based RSUs.

- **Incremental base salary adjustments:** base salaries for our NEOs were increased by less than 5% for 2025.

- **Annual incentive target adjustments:** maintained the CEO's annual target incentive opportunity at the 2024 level; increased other NEOs' target incentive opportunities from 50% to 60% of base salary to more strongly incentivize achievement of key near-term strategic milestones.

- **Bonus payout based on achievement of goals:** achievement of all goals under the 2025 Bonus Plan (as defined below), resulting in a total payout of 100% of each NEO's target bonus for 2025.

- **PSU vesting based on achievement of milestones:** achievement of two 2023 PSU milestones and one 2024 PSU Milestone (each as defined below), resulting in 50% of the 2023 PSUs and 25% of the 2024 PSUs vesting for our NEOs.

- **EPA Program Sunset:** all recipients of awards under the EPA Program (as defined below) entered into agreements with the Company to irrevocably waive and forfeit the stock options granted to them under the EPA Program. As a result, no awards under the EPA Program remain outstanding.

- **New COO Appointment:** welcomed Luca Fasoli as Chief Operating Officer in May 2025 to oversee and scale our operations, leveraging his extensive leadership experience in productization and operations from Western Digital and SanDisk as we transition toward commercialization of our technology.

By rewarding performance against predetermined performance goals, we believe that we can more acutely align interests between our named executive officers and our stockholders and better incentivize our named executive officers to build value that can be sustained over time.

The following chart shows the various components of the compensation of our CEO and other NEOs over the past fiscal year, and further demonstrates our emphasis on long-term performance-based compensation dependent upon corporate performance, and therefore "at risk" compensation.



CEO
Base Salary
Annual Incentive Bonus
10%
12%
Long-term incentive RSUs
23%
55%
Long-term incentive PSUs
67% Performance-Based Compensation
90% At Risk Compensation

Other NEOs
Base Salary
Annual Incentive Bonus
11%
6%
Long-term incentive RSUs
37%
46%
Long-term incentive PSUs
52% Performance-Based Compensation
89% At Risk Compensation

A look into 2026: Consistent with our continued focus on long-term equity incentives aligned with stockholder value creation, in April 2026 our NEOs were granted refresh awards with at least 67% (75% in the case of the CEO) as performance-based equity comprising of PSUs and Total Shareholder Return (rTSR) awards, with the balance delivered in time-based RSUs. The rTSR awards are a market-based incentive tied to QS's shareholder returns relative to peers, reinforcing alignment with long-term stockholder value creation.

Compensation Philosophy and Objectives

The overall objective of our executive compensation program is to link executive compensation to the performance of our Company, and to motivate our executives, including our named executive officers, to make a long-term commitment to our success. As a development stage Company with no revenue to date, our focus has been to link executive compensation with operational performance of the Company, including product development, scale-up and licensing, customer expansion, and long-term value creation for stockholders, among others. Our future success depends, in part, on our ability to continue to attract and retain highly skilled personnel. Our executive compensation program seeks to achieve this objective by ensuring that we can:

- Reward and retain talented executives, who possess proven experience, knowledge, skills, and leadership;
- Motivate our executives by giving them a stake in our growth and prosperity and encouraging their continued service; and
- Align the interests of stockholders and named executive officers by providing meaningful equity incentives that ensure a long-term focus on growth and prosperity.

Based on this philosophy, we have designed our executive compensation program at levels we consider market competitive to encourage the achievement of strong overall results, particularly ambitious long-term financial and operational objectives.

Our executive compensation program is designed with a mix of short-term and long-term components, cash and equity elements and fixed and contingent payments in proportions that we believe provide appropriate incentives to retain and motivate our executives and management team to drive success in our business.

Executive Compensation Policies and Practices

We endeavor to maintain compensation policies and practices that are consistent with sound governance standards. We believe it is important to provide competitive compensation packages and a high-quality work environment in order to hire, retain and motivate key personnel. Our compensation committee evaluates our executive compensation program on an ongoing basis to ensure that it is consistent with our short-term and long-term goals given the nature of the market in which we compete for key personnel.

The following policies and practices were in effect during 2025:

What we do	
Long-Term "At-Risk" Performance-Based Compensation	The majority of our executive compensation program is comprised of long-term performance-based compensation, and therefore "at risk," dependent upon corporate performance and equity-based, including PSUs, to align the interests of our executives with our stockholders. In 2025, the equity awards granted to our named executive officers and CEO as annual refresh grants were 60% and 70% PSUs, respectively, dependent upon corporate performance, and therefore "at risk," to align the interests of our executives with our stockholders.
Independent Compensation Committee	Our compensation committee is comprised solely of independent directors who have established effective means for communicating with each other and with our stockholders, and implementing their executive compensation ideas, as well as addressing their concerns.
Independent Compensation Consultant	Our compensation committee engaged its own compensation consultant, Compensia, a national compensation consulting firm, to assist with its 2025 compensation review and analysis.
Annual Executive Compensation Review	Our compensation committee conducts an annual review and approval of our compensation strategy, including a review of our compensation peer group used for comparative purposes.
Clawback Arrangements	We maintain clawback arrangements with our executive officers to recover erroneously awarded incentive-based compensation received after October 2, 2023 in the event that we have to prepare accounting restatements due to our material noncompliance with any financial reporting requirement under the securities laws, including in the case of a recipient's perpetration of common law fraud or a recipient's misconduct that is materially injurious to the business reputation of, or is otherwise materially injurious to, any member of the Company group.
Stock Ownership Guidelines	Our directors and executive officers are subject to stock ownership guidelines. See "Other Compensation Policies—Stock Ownership Guidelines" below for a description of our stock ownership guidelines.

What we don't do	
No Special Perquisites and Benefits	Our executives are eligible to participate in broad-based Company-sponsored retirement, health and welfare benefits programs on the same basis as our other full-time, salaried employees. At this time, we provide limited perquisites and other personal benefits to our executives and certain senior employees. Other than a 401(k) plan, we do not provide any other retirement benefits to employees, including our named executive officers.
No "Golden Parachute" Tax Reimbursements	We do not provide any tax reimbursement payments (including "gross-ups") on any tax liability that our executives might owe as a result of the application of Sections 280G or 4999 of the Internal Revenue Code (the "Code").
No Hedging and Pledging	Our Insider Trading Policy prohibits our employees, including our executive officers and the members of our board of directors, from hedging any Company securities, from pledging any Company securities as collateral for any loan or as part of any other pledging transaction, or from holding any Company common stock in margin accounts.
No "Single-Trigger" Change-in-Control Arrangements	Our named executive officers, including our CEO, are not eligible for payments and benefits that are payable solely as a result of a change-in-control in the Company. All change-in-control payments and benefits are based on a "double-trigger" arrangement, that is, they require both a change in control of our Company plus an involuntary termination of employment before payments and benefits are paid.
No Timing Grants to Release of Material Nonpublic Information	We do not have a practice of granting stock options, stock appreciation rights, or similar option-like instruments. We have a practice of granting time-based and performance-based equity on a regular prescheduled cadence irrespective of any release of material nonpublic information.

Compensation–Setting Process

Role of Compensation Committee

Each year, our compensation committee conducts a review of our executive compensation program and related policies and practices and establishes:

- a bonus plan, including metrics and related target levels for the year, applicable to all of our eligible employees, including our named executive officers,
- annual equity award guidelines for all of our eligible employees and grants for our executives, including our named executive officers, and
- the base salary of our executives, including our named executive officers.

In determining the compensation of the members of our executive team, including our named executive officers, for 2025, our compensation committee reviewed and considered the following factors:

Existing Compensation Arrangements	• Base salary • Target bonus opportunities • Vesting status and value of outstanding equity awards
Competitive Market Data	• Provided by Compensia • Reference point for measuring the competitive marketplace • Compensation policies and practices of comparable publicly traded companies
Strategic Business Plan	• Alignment with Company's strategic long-range plan as reviewed and approved by the board of directors • Alignment with shareholder interests • Contribution to achieving long-term goals and driving innovation
Management Input	• Core responsibilities and criticality of role • Past individual performance and expected future contributions • Internal pay equity based on the impact of business and performance

Role of Management

In carrying out its responsibilities, our compensation committee works with members of our management, including our chief executive officer, chief legal officer, and head of people and culture. In 2025, these members of management assisted our compensation committee in developing our executive annual bonus plan based on the Company's strategic long-range plan as reviewed and approved by the board of directors and on metrics that contain appropriately rigorous goals and target levels. Our chief executive officer provides recommendations on compensation matters for our employees in general and all of his direct reports, including our named executive officers. Our chief executive officer, chief legal officer, and head of people and culture usually attend compensation committee meetings. No members of management participate in compensation committee deliberations or decisions regarding their own compensation and none of them are present when their own compensation is determined.

Role of Compensation Consultant

Compensia has been engaged by and serves as our compensation committee's compensation consultant. Compensia reviews the compensation arrangements of our executives and generally assists our compensation committee in analyzing executive and employee compensation, and the compensation of the non-employee members of our board of directors. Compensia provides support for our compensation committee by attending committee meetings, providing recommendations regarding the composition of our compensation peer group, analyzing competitive compensation data and formulating recommendations for executive and outside director compensation. Our compensation committee also requests specific analyses to assist our compensation committee in the design and structure of our executive and outside director compensation programs.

Our compensation committee has determined that the work of Compensia does not raise any "conflict of interest" in accordance with Item 407(e)(3)(iv) of Regulation S-K and Nasdaq listing rules.

Competitive Positioning

In setting executive compensation, our compensation committee takes a holistic approach to the selection of peer companies, considering a range of qualitative and quantitative factors based on publicly available data on the compensation policies and practices of comparable publicly traded companies. This information helps the committee understand the competitive market for executive talent.

With respect to decisions regarding the 2025 compensation of our executives, including our named executive officers, our compensation committee reviewed competitive market data analysis prepared by Compensia which included but was not limited to the following criteria:

- **Industry Sectors**: mix of technology and industrial sector companies with complex products and/or operations related to the electric vehicle and clean energy industries

- **Market Capitalization Range**: approximately 0.25x to 4.0x of our 30-day average

- **Revenue**: although typical for determining cash compensation levels, for pre-revenue companies this metric provides less insight

Our compensation committee determines the peer group by identifying companies that, at the time of selection, are our potential competitors in both the senior-executive labor market and the capital market, and that demonstrate similar growth and performance potential. While the criteria described above guide the selection by our committee, they do not guarantee inclusion in our peer group. The committee places a greater emphasis on the growth and performance potential of the companies rather than solely on revenue numbers, recognizing that our Company operates within the highly competitive and growth-oriented market of Silicon Valley and that revenue is a lesser consideration when evaluating executive compensation for pre-revenue companies. Companies that may meet some criteria but are deemed irrelevant for other reasons—such as having smaller market capitalizations or operating in a less relevant sector—are excluded.

As approved by our compensation committee in October 2024, the following companies comprised our compensation peer group for 2025:

Ballard Power Systems	Livewire*
Bloom Energy	Lucid Group
BorgWarner	Lumentum Holdings
ChargePoint Holdings	Lyft
Cognex	Plug Power
Enovix*	Power Integrations
Fluence Energy*	SiTime*
Gentherm	Sunrun
indie Semiconductor*	Thor Industries
IonQ*	Visteon

Compared to our 2024 peer group, we added five companies (denoted by * above) and removed four: SunPower (following its bankruptcy filing), Teradyne and Trimble (due to significantly higher market capitalizations), and Virgin Galactic (due to significantly lower market capitalization), to better reflect our size and business profile. At the time of approval of our 2025 peer group by the compensation committee, QuantumScape was positioned at approximately the 45th percentile of the peer group by market capitalization, indicating a well-balanced and representative peer set.

The competitive market data from the peer group serves as a reference during the compensation committee's evaluation and decision-making process regarding executive compensation. However, the committee does not benchmark our executives' compensation to any specific level or against any particular peer group member. Instead, as we operate in a highly competitive and rapidly evolving market, the data helps the committee understand market practices and provides context for its decisions. The compensation committee exercises discretion in determining the nature and extent of the use of market data, which may vary by executive. Actual compensation decisions are based on multiple factors, as described in the "Role of Compensation Committee" section.

A look into 2026: in October 2025, the compensation committee reviewed and approved changes to our peer group for purposes of determining 2026 executive compensation, adding Eos Energy Enterprises to our peer group, and removing ChargePoint Holdings. In making this determination, the compensation committee considered the market capitalization of each company, removing any high or low outliers, and added companies that better aligned with the selection criteria discussed above.

2025 Compensation Overview

Our executive compensation program for 2025 consisted of the following principal compensation elements:

Base salary	Base salary is a customary, fixed element of compensation intended to attract and retain our executives, including our named executive officers, and compensate them for their day-to-day efforts.
	Our compensation committee reviews base salary every year, as well as at the time of a promotion or other change in responsibilities, and considers each executive's performance, prior base salary level, competitive market data, breadth of role, and the other factors described in the "Compensation Setting Process—Role of Compensation Committee" section above.

Annual incentive bonus	Our compensation committee establishes annual incentive compensation opportunities under our bonus plan. Our bonus plans are designed to motivate and reward our executives, including our named executive officers, to perform to the best of their abilities and to achieve our corporate financial, operational, and strategic objectives.
	The annual incentive bonus is paid out in the form of fully vested RSUs to our named executive officers and other eligible exempt employees to align with the Company's objective to conserve cash.

Long-term incentive equity awards	We use equity awards to incentivize and reward our executives, including our named executive officers, for long-term corporate performance based on the value of our Class A common stock and align the interests of our executives with those of our stockholders.
	Time-Based Restricted Stock Units (RSUs)
	We grant full value awards for shares of our Class A common stock, or awards without a purchase price, such as RSU awards, the value of which is realized only through continued service over time. RSUs typically vest in equal quarterly installments over a four-year period.
	Performance-Based Restricted Stock Units (PSUs)
	We also grant PSUs (RSUs with vesting subject to continued service and the achievement of performance milestones) to our named executive officers and continue to structure grants with increased weight (at least 50%) on PSUs to better align compensation with the achievement of corporate goals. PSUs are divided into four equal tranches, each representing 25% of the total PSU award, with vesting contingent on the achievement of four performance milestones that must be achieved within an approximately three-year period following the grant date.
	These PSU awards are intended to support retention while further emphasizing performance-based compensation, with PSUs vesting upon continued service and the achievement of certain corporate performance milestones tied to technical development, prototype battery cell delivery, and customer development goals. The compensation committee intentionally sets these milestones to be rigorous, ensuring that vesting reflects only meaningful progress against the Company's core objectives and aligns executive interests with long-term stockholder value.
	Our PSU milestones are structured to be achieved over a multi-year horizon, and the cadence of milestone achievement across our 2023, 2024, and 2025 PSU grants reflects that long-term design working as intended. The remaining milestones remain challenging and require sustained performance and continued progress in the Company's technical development and product delivery. As of December 31, 2025, the following PSU milestones have been achieved:
	

Base Salary

In February 2025, our compensation committee reviewed the base salary of our executives, including certain of our NEOs, in light of the competitive market for executive talent and in line with its continued intention to retain and incentivize our NEOs and align executive total target cash compensation with competitive market levels. In setting our NEOs base salary for 2025, the compensation committee reviewed and considered market data and competitive pay ranges for executive officers in the Company's peer group, and company and individual NEO performance, among other considerations, and approved base salaries for our NEOs in 2025 reflecting a 3% to 5% increase from their respective 2024 base salaries.

The following table sets forth the 2025 annual base salary for each of our named executive officers, as approved by our compensation committee and our board, as applicable, in February 2025:

Name	2025 Base Salary(1)
Dr. Siva Sivaram	$845,000
Dr. Luca Fasoli	$513,000
Kevin Hettrich	$503,000
Dr. Timothy Holme	$513,000
Dr. Mohit Singh	$513,000

(1) Effective April 1, 2025, except for Dr. Fasoli, who assumed the role of chief operating officer in May 2025 when his 2025 base salary became effective.

Annual Incentive Bonus

2025 Bonus Plan

In January 2025, our compensation committee established the 2025 corporate bonus plan (the "2025 Bonus Plan"). To determine the target annual incentive bonus opportunities for each of our executives, including each of our NEOs, the compensation committee considered each executive's total target annual incentive compensation, and consistent with its general intention that our executives' total target cash compensation be market-competitive, the breadth of his or her responsibilities and the other factors described in the "Compensation-Setting Process—Role of Compensation Committee" section above. In 2025, our board approved a target annual incentive bonus percentage of 60% for our NEOs, other than our CEO, compared to the 2024 target incentive bonus of 50%. This increase is designed to more strongly incentivize achievement of key near-term milestones that support the execution of our strategic objectives. In determining to increase target opportunities, the compensation committee also observed that the increased opportunities were appropriately aligned with peer market data. In February 2025, the board approved maintaining Dr. Sivaram's target annual incentive bonus at 125% of his 2025 eligible earnings. The target annual incentive bonus of our named executive officers for 2025 was the following:

Name	2025 Target Annual Incentive Bonus (% of actual 2025 eligible earnings)
Dr. Siva Sivaram	125%
Dr. Luca Fasoli	60%
Kevin Hettrich	60%
Dr. Timothy Holme	60%
Dr. Mohit Singh	60%

The 2025 Bonus Plan was designed with the intent to align employees' interests with the long term strategic objectives approved by the board in December 2024 by rewarding the achievement of critical near-term strategic objectives that relate to critical milestones essential to driving long-term stockholder value. In January 2025, the compensation committee approved the establishment of the 2025 Bonus Plan, which is based on the achievement of four pre-established corporate goals covering various functional areas, including commercial, operational, technical and corporate development. Each goal is weighted equally and total payout is capped at 100% of the target bonus.

Upon achievement of each goal, potential payout under the 2025 Bonus Plan is as indicated in the following table:

	Goal*	Potential Payout	Goal Achieved
A	**Commercial** (matters furthering commercialization of our products)	25%	✓
B	**Operational** (objectives advancing production and performance of our technology)	25%	✓
C	**Technical** (cell demonstration and delivery achievement)	25%	✓
D	**Corporate Development** (matters driving overall business growth)	25%	✓
	Total:	**100%**	**4**

*The descriptions are illustrative of the nature of the goals and not intended to be a comprehensive summary of the specific goals. For reasons noted below, the specifics of the goals are not disclosed.

Disclosure of Plan Goals

As a development stage company with no revenue to date, our focus has been to link compensation with the achievement of measurable, meaningful and rigorous performance goals that drive long-term stockholder value. Our 2025 Bonus Plan (as well as our Refresh Equity Awards, as discussed below under "Long-Term Incentive Equity Awards—Refresh Equity Awards") therefore employs technology and product development milestones, rather than financial metrics that are already publicly disclosed, that directly reflect the progress of our most critical research, development and commercialization activities. However, because our technologies are in early-stage development, premature disclosure of near-term performance objectives can, among other risks, pose significant competitive risks to our pipeline and business strategies and cause unwarranted market volatility due to misinterpretation of unpredictable fluctuations in R&D and commercialization timelines as signals of long-term performance. Our responsibility to protect the Company's strategic and competitive interests at this critical stage drive our decision not to disclose the specifics of the 2025 Bonus Plan goals. The 2025 Bonus Plan goals are distinct from the long-term milestones established under the 2025 PSUs, as described below.

While we firmly believe that limiting the disclosure of the details surrounding our milestones enables us to maintain our competitive advantages, we will continue to evaluate our disclosure practices and remain committed to updating our stockholders with the information necessary to understand and assess our compensation program and our business progresses.

Plan Design Considerations

To better align bonuses to full-year performance and drive milestone achievement for the year, the 2025 Bonus Plan provided for one payout based on the number of goals achieved by December 31, 2025 with the target bonus amount based on full year 2025 eligible earnings. Actual payment of the 2025 bonus remained subject to the final approval of the board, based on their assessment of Company achievement of such goals, the progress toward achieving such goals, and the Company's demonstration of such achievement.

As was the case in prior years, to maintain the Company's objective to conserve cash, the compensation committee decided to continue to pay our NEOs and other exempt employees the 2025 bonus in the form of fully vested RSUs under the 2020 Plan. The number of RSUs awarded as bonus payout was calculated based on the closing market price of our Class A common stock on the RSU grant date, and such RSUs vested immediately on the grant date. The final number of shares received by each participant was subject to sale-to-cover transactions effected to satisfy withholding tax obligations.

Plan Goal Achievement and Payout

In 2025, we achieved all four goals by December 31, 2025, resulting in a total payout of 100% of each participant's target bonus for 2025. The 2025 bonus payout was made in February 2026.

The table below shows the aggregate dollar values and number of RSUs received as bonus payouts by our NEOs under the 2025 Bonus Plan:

Name	2025 Bonus Plan Payout	
	$(1)	# of RSUs(2)
Dr. Siva Sivaram	1,026,920	145,973
Dr. Luca Fasoli(3)	185,858	26,419
Kevin Hettrich	290,046	41,229
Dr. Timothy Holme	297,728	42,321
Dr. Mohit Singh	297,728	42,321

(1) These amounts represent the aggregate grant-date fair value of awards granted to each NEO, computed in accordance with the FASB ASC Topic 718. See Note 2 to the audited consolidated financial statements in the Annual Report on Form 10-K for the fiscal year ended December 31, 2025 for a discussion of the grant-date fair value of our equity awards. These amounts are disclosed in the "2025 Summary Compensation Table" below under the "Stock Awards" column.

(2) Reflects the total number of shares received as payout of the 2025 bonus in February 2026, calculated based on the closing market price of our Class A common stock on the RSU grant date.

(3) Dr. Fasoli assumed the role of chief operating officer in May 2025; the bonus payout is based on his full year 2025 eligible earnings.

Long–Term Incentive Equity Awards

2025 Refresh Equity Awards

The compensation committee grants refresh equity awards to our named executive officers generally on an annual basis. These awards are made under the 2020 Plan and are designed to motivate and reward executive officers to deliver against the Company's performance goals, support the retention of top talent, and create ownership alignment with stockholders. The compensation committee does not benchmark equity compensation at any particular level versus the competitive market data, however it considers total cash and equity compensation peer group data for each role in the determination of individual refresh equity awards to our named executive officers.

In April 2025, our compensation committee approved long-term incentive equity refresh grants to our NEOs consisting of a mix of time-based RSUs (40%) and PSUs (60%), except for our CEO who received a refresh equity award consisting of a mix of time-based RSUs (30%) and PSUs (70%). This allocation reflects the compensation committee's continued emphasis on performance-based compensation, building on the increased PSU weighting described above, as PSUs vest based on continued service and the achievement of certain corporate performance milestones over time, with the goal of incentivizing long-term performance and aligning the interests of senior executives with those of stockholders. Time-based RSUs were also included to provide a measure of retention, with the ultimate value realized by executives tied to stock price performance over the vesting period, further aligning executive and stockholder interests. These milestones, which are linked to technical development, prototype battery cell delivery and customer development goals, were intentionally set to be difficult to achieve, ensuring that only significant achievements in the Company's core objectives will result in vesting, reflecting the rigorous nature of the program. The structure of these equity awards and milestones emphasizes our compensation committee's commitment to setting high standards and rewarding only the most meaningful contributions to the Company's success. The rigorous nature of these milestones highlights the Company's dedication to delivering strong long-term results while ensuring that executives' interests remain tightly aligned with the Company's performance.

The amount of the refresh awards varied among the NEOs after taking into account the value of unvested equity awards already held by them, their relative contributions during 2024, and anticipated levels of responsibility for key corporate objectives in 2025.

The table below lists the refresh awards that our NEOs received in 2025:

Name(1)	2025 Refresh Awards		
	Target Value ($)	Number of RSUs(2)	Number of PSUs(2)
Dr. Siva Sivaram	8,250,000	563,781	1,315,489
Dr. Luca Fasoli(3)	—	—	—
Kevin Hettrich	2,900,000	264,236	396,355
Dr. Timothy Holme	3,500,000	318,906	478,359
Dr. Mohit Singh	3,500,000	318,906	478,359

(1) Our NEOs, excluding our CEO and Dr. Fasoli, received grants consisting of 60% PSUs and 40% RSUs; our CEO received a grant consisting of 70% PSUs and 30% RSUs.

(2) Calculated based on the trailing 20-day volume weighted average price of the Company's Class A common stock at the time of the approval request for the awards and, accordingly, differs from the grant date fair values reported in the "2025 Summary Compensation Table" below under the "Stock Awards" column.

(3) Dr. Fasoli assumed the role of chief operating officer in May 2025 and therefore did not receive a refresh award in 2025.

The 2025 refresh RSU awards vest in equal quarterly installments over a four-year period starting on August 15, 2025, subject to the NEO continuing to be a service provider through the applicable vesting date. The 2025 refresh PSU awards vest subject to the Company's achievement of four corporate milestones (the "2025 PSU Milestones"), with each 2025 PSU Milestone corresponding to 25% of the PSUs and vesting on the quarterly vesting date immediately following certification by the compensation committee of such milestone achievement, so long as each such milestone is achieved before May 2028 and the NEO continues to be a service provider through such vesting date.

The 2025 PSU Milestones were designed to be challenging and ambitious, with the goal of incentivizing long-term performance and aligning the interests of senior executives, including our NEOS, with those of stockholders. These milestones, which are linked to technical development, prototype battery cell delivery and customer development goals, were intentionally set to be difficult to achieve. This ensures that only significant achievements in the Company's core objectives will result in vesting, reflecting the rigorous nature of the program. The PSU milestones include objectives that are distinct from, though complementary to, the near-term goals established under the 2025 Bonus Plan. The 2025 PSU Milestones are not specifically disclosed due to competitive reasons as discussed above under "Annual Incentive Bonus—2025 Bonus Plan", but generally consist of technical development demonstration and prototype battery cell delivery goals.

As of December 31, 2025, one 2025 PSU Milestone had been achieved, resulting in 25% of such PSUs vesting for eligible recipients, including our NEOs. The remaining milestones, with a deadline for achievement by May 2028, remain challenging and require sustained performance and continued progress in the Company's technical development and product delivery. The grant date fair values of the refresh equity awards granted to our named executive officers are included in the "Stock Awards" column of the "2025 Summary Compensation Table" and in the "2025 Grants of Plan-Based Awards Table" below.

New-Hire and Promotion Equity Awards

New hire and promotion equity awards are generally determined based on our internal equity grant guidelines approved by the compensation committee and through arm's-length negotiations at the time of hire or promotion. For executive officer roles, the compensation committee does not benchmark new hire or promotion equity compensation at any particular level versus the competitive market data, however it considers total cash and equity compensation peer group data for each role in the determination of individual new hire or promotion equity awards. In making these awards, we consider, among other things, the prospective role and responsibility of the individual executive, competitive factors, the expectations concerning the size of the equity award, the cash compensation to be received by the executive, and the need to create a meaningful opportunity for reward predicated on the creation of long-term stockholder value.

In April 2025, our compensation committee approved a new-hire long-term incentive equity award and a one-time signing bonus equity award for Dr. Fasoli, to be granted upon his onboarding as chief operating officer in May 2025. Similar to the refresh equity awards granted to our other NEOs (excluding the CEO) in 2025, his new-hire long-term incentive equity award was granted in the form of time-based (50%) and performance-based (50%) RSUs. His one-time signing bonus equity award was granted in the form of time-based RSUs in consideration of his forfeited equity grants from his prior employer. The compensation committee decided to grant these time-based and performance-based RSU awards to attract, retain, and incentivize Dr. Fasoli, as they vest based on continued service and achievement of certain corporate performance milestones over time and their value is directly linked to stock price, therefore rewarding Dr. Fasoli for sustained growth and aligning his interests directly with those of our stockholders.

The table below lists the new hire and signing bonus RSU awards that Dr. Fasoli received in 2025 upon joining the company as chief operating officer:

	Target Value ($)	Number of Shares(1)
New Hire RSUs (50%)	2,500,000	647,668
New Hire PSUs (50%)	2,500,000	647,668
Signing Bonus	100,000	25,906
Total	**5,100,000**	**1,321,242**

(1) Calculated based on the trailing 20-day volume weighted average price of the Company's Class A common stock at the time of the approval request for the awards and, accordingly, differs from the grant date fair values reported in the "2025 Summary Compensation Table" below under the "Stock Awards" column.

Previously Granted Outstanding Equity Awards

In addition to refresh and new-hire equity awards, we grant long-term equity incentive awards to our executive officers in connection with any applicable promotion or significant changes in responsibilities, in response to retention needs or to recognize outstanding performance or incentivize specific performance.

<u>Bridge Equity Program</u>

In January 2023, the compensation committee approved a proposal for a bridge equity program under the 2020 Plan to motivate and retain senior employees, including named executive officers at that time, amid then challenging market conditions affecting our stock price and, therefore, the value of outstanding equity held by our senior employees. The 2023 Bridge Equity Program, evaluated by the committee alongside the EPA Program and annual refresh equity awards, focused on long-term performance-based compensation and introduced PSU awards that vest based on continued service and achievement of corporate performance milestones, with their value linked to the stock price, thus aligning executive officers' interests with those of stockholders.

As of December 31, 2025, three 2023 PSU milestones had been achieved, resulting in 75% of such PSUs vesting for eligible recipients, including our NEOs. The remaining milestone has a deadline for achievement by May 2026.

<u>2021 Extraordinary Performance Award Program and Waiver</u>

In 2021, our board and shareholders approved the Extraordinary Performance Award Program (the "EPA Program"). As of February 2026, all recipients of awards under the EPA Program had entered into agreements with the Company to irrevocably waive and forfeit the stock options granted to them under the EPA Program. As a result, no awards under the EPA Program remain outstanding.

The primary purpose of the EPA Program was to incentivize our founder and former chief executive officer and also other NEOs and members of senior management by granting equity awards tied to achieving both exceptional stock performance and significant milestones over a nine-year period. The EPA Program also sought to encourage us to seek large-scale deployment of the Company's technology and accordingly had business milestones that emphasized production and sales growth over the nine-year period. During the term of the EPA Program, one business milestone was achieved, however, because no stock price target was ever achieved, no awards granted under the EPA Program ever vested.

The waivers our NEOs (other than our CEO, who was not yet an employee of the Company when the EPA Program was implemented and did not receive any awards under the EPA Program) and certain other senior employees entered into to irrevocably waive and forfeit the stock options granted to them under the EPA Program were made without consideration from the Company and such participants have not received any promises for any consideration in exchange for their waivers. In alignment with the Company's commitment to long-term value creation and stockholder interests, our leadership team determined that waiving these stock option awards was in the best interest of both the Company and its stockholders. This decision also reflects a broader strategic and team alignment, ensuring that our incentive programs are fully aligned with the Company's new direction under our CEO's leadership. For more information on the EPA Program, see our fiscal year 2024 proxy statement in the section entitled "Compensation Discussion and Analysis—2024 Compensation Overview—Long-Term Incentive Equity Awards—Previously Granted Outstanding Equity Awards—2021 Extraordinary Performance Award Program."

Welfare and Other Employee Benefits

We provide benefits to our executives, including our NEOs, on the same basis as provided to all of our employees, including health, dental and vision insurance; life insurance; accidental death and dismemberment insurance; voluntary critical illness insurance; short- and long-term disability insurance; and a health savings account to those participating in a high deductible health plan.

We provide a tax-qualified Section 401(k) plan for all employees, including the NEOs. We do not provide a match for participants' elective contributions to the 401(k) plan, nor do we provide to employees, including our NEOs, any other retirement benefits, including but not limited to tax-qualified defined benefit plans, supplemental executive retirement plans, nonqualified deferred compensation plans, and nonqualified defined contribution plans.

Perquisites

Our NEOs are eligible to participate in the same benefit and perquisite programs as our other employees, except that our NEOs and certain other senior employees are eligible for a financial consulting and planning service sponsored by the Company.

Executive Letter Agreements

We do not have formal employment agreements with any of our NEOs. Each of our NEOs have entered into employment offer letters with us at the time of his hire or promotion, as the case may be, setting forth their respective initial compensation, that the NEOs' employment is "at will," and also including customary confidentiality, non-solicitation and intellectual property assignment provisions.

Severance Arrangements

Change in Control and Severance Agreements

In late 2020, our compensation committee determined it was appropriate to design a program that provides for certain payments and benefits in the event of a qualifying termination of employment, including a termination of employment in connection with a change in control of the Company. Our compensation committee believes that such a program enables selected employees, including our NEOs, to maintain their focus and dedication to their responsibilities to help maximize stockholder value by minimizing distractions due to the possibility of an involuntary termination of employment or a termination of employment in connection with a potential change in control of the Company. We also believe that these arrangements further our interest in encouraging retention among our NEOs.

In March 2021, our board approved a change in control and severance program. We have entered into a change in control and severance agreement, or a CIC Agreement, with each of our NEOs.

The CIC Agreements require us to make specific payments and benefits in connection with the termination of an executive officer's employment under certain circumstances. These CIC Agreements superseded any other agreement or arrangement relating to severance benefits with these executive officers or any terms of their option agreements related to vesting acceleration or other similar severance-related terms.

The CIC Agreements will remain in effect for an initial term of three years. At the end of the initial term, each CIC Agreement will automatically renew for an additional one-year period unless either party provides notice of nonrenewal within 90 days prior to the date of the automatic renewal. The CIC Agreements also acknowledge that each of these NEOs is an at-will employee, whose employment can be terminated at any time. In order to receive the severance benefits under the CIC Agreements, each of these NEOs is obligated to execute a release of claims against us.

For a description of the potential payments under the CIC Agreements, see "Compensation Tables—Potential Payments upon Termination or Change in Control" below.

Other Compensation Policies

Compensation Recovery Policy

In October 2023, our compensation committee reviewed and approved a compensation recovery policy (the "Clawback Policy"), designed to comply with, and be interpreted in a manner consistent with, Section 10D of the Exchange Act and the applicable stock exchange listing rules. Under the Clawback Policy, the Company will recover certain incentive-based compensation erroneously awarded (the "Excess Compensation") to a current or former Section 16 officer of the Company, as defined in Rule 16a-1(f) under the Exchange Act (a "Covered Officer"), in the event of an accounting restatement. Unless an exception applies, the Company will recover reasonably promptly from each Covered Officer the Excess Compensation received by such Covered Officer in the event that the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws as provided in the Clawback Policy. Furthermore, under the Clawback Policy, the Company is prohibited from indemnifying any Covered Officer against the loss of Excess Compensation and from paying or reimbursing a Covered Officer for purchasing insurance to cover any such loss.

Additionally, our 2020 Plan and Employee Incentive Compensation Plan permit us to implement additional compensation recoupment provisions.

Stock Ownership Guidelines

We adopted stock ownership guidelines for directors and executive officers of the Company, which became effective as of April 21, 2022. These guidelines require that, subject to certain exceptions, the directors and executive officers own common stock with a value equal to at least:

- in the case of outside directors, three times the value of his or her annual retainer for service on the board of directors (not including any additional fees received for committee service, board or committee chair service, or meeting attendance);
- in the case of the chief executive officer, five times the value of his or her annual base salary;
- in the case of each other executive officer, three times the value of his or her annual base salary.

Such ownership levels must be satisfied by the later of the fifth anniversary of the effective date of the guidelines or five years after a person becomes a director or executive officer. After the end of the applicable five-year phase-in period, unless and until a director or

executive officer has satisfied his or her applicable level of ownership, he or she is required to retain an amount equal to 50% of the shares received as the result of the exercise, vesting or payment of any equity awards after any shares are sold or withheld, as the case may be, to (i) pay any applicable exercise price for an equity award or (ii) satisfy withholding tax obligations arising in connection with the exercise, vesting or payment of an equity award.

Our compensation committee is responsible for, monitors compliance with, and periodically reviews such guidelines. Our compensation committee also actively tracks the compliance or phase-in period for compliance of each of our executive officers and directors to ensure alignment with Company policy and goals. Each of our executive officers and directors is currently either in compliance with these guidelines or is in the applicable phase-in period for compliance.

Derivatives Trading, Hedging and Pledging Policy

Pursuant to our Insider Trading Policy, our employees, including the members of our executive team and the members of our board of directors, are prohibited from engaging in transactions involving derivative securities or otherwise that would hedge the risk of ownership of our equity securities and from pledging our equity securities as collateral for any loan or as part of any other pledging transaction, or holding our common stock in margin accounts.

Policies and Practices Related to the Grant of Certain Equity Awards

Since becoming a public company in November 2020, we generally do not grant awards of stock options, stock appreciation rights, or similar option-like instruments, with the exception of the stock options granted under the EPA Program as discussed above under "2025 Compensation Overview—Long-Term Incentive Equity Awards—Previously Granted Outstanding Equity Awards—2021 Extraordinary Performance Award Program." Accordingly, we currently have no specific policy or practice on the timing of awards of such options in relation to the disclosure of material nonpublic information by our Company. In the event that we determine to grant new awards of such options in the future, our board of directors will evaluate the appropriate steps to take in relation to the foregoing.

Tax and Accounting Considerations

Tax Considerations

We have not provided any of our NEOs with a gross-up or other reimbursement for tax amounts the individual might pay pursuant to Code Sections 280G, 4999 or 409A. Code Sections 280G and 4999 provide that named executive officers, directors who hold significant stockholder interests and certain other service providers could be subject to significant additional taxes if they receive payments or benefits in connection with a change in control of our Company that exceeds certain limits, and that we or our successor could lose a deduction on the amounts subject to the additional tax. Code Section 409A also imposes significant taxes on the individual in the event that an executive officer, director or other service provider receives "deferred compensation" that does not meet the requirements of Code Section 409A.

Under Code Section 162(m), we are subject to limits on the deductibility of executive compensation. Deductible compensation is limited to $1 million per year for our chief executive officer and certain of our current and former highly compensated executive officers that are "covered employees" under Code Section 162(m) (collectively "covered employees"). While we cannot predict how the deductibility limit may impact our compensation program in future years, we intend to maintain an approach to executive compensation that strongly links pay to performance. We have not adopted a formal policy regarding tax deductibility of compensation paid to our named executive officers. The compensation committee may consider tax deductibility under Code Section 162(m) as a factor in its compensation decisions, and retains the flexibility to provide compensation for the executive officers in a manner consistent with the goals of the Company's executive compensation program and the best interests of the Company and its stockholders, which may include providing for compensation that is not deductible by the Company due to the deduction limit under Section 162(m).

Accounting Considerations

We take financial reporting implications into consideration in designing compensation plans and arrangements for the members of our executive team, other employees and the non-employee members of our board of directors. These accounting considerations include Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("FASB ASC Topic 718"), the standard which governs the accounting treatment of stock-based compensation awards and require us to estimate the fair value of each equity award (including stock options and RSUs) and record the compensation expense over the underlying vesting period each award.

Compensation–Related Risk

Our board of directors is responsible for the oversight of our risk profile, including compensation-related risks. Our compensation committee monitors our compensation policies and practices as applied to our employees to ensure that these policies and practices do not encourage excessive and unnecessary risk-taking. In cooperation with management, our compensation committee reviewed our 2025 compensation programs. Our compensation committee believes the mix and design of the elements of such programs do not encourage our employees to assume excessive risks and accordingly are not reasonably likely to have a material adverse effect on our Company. We have designed our compensation programs to be balanced so that our employees are focused on both short-term and long-term financial and operational performance. In particular, the weighting towards long-term incentive compensation discourages short-term risk taking. Goals are appropriately set with targets that encourage growth in the business.

Report of the Compensation Committee

The following report of the compensation committee shall not be deemed to be "soliciting material" and should not be deemed "filed" and shall not be deemed to be incorporated by reference in future filings with the SEC, except to the extent that the Company specifically incorporates it by reference into a document filed under the Securities Act or the Exchange Act.

Our compensation committee has reviewed and discussed with management the Compensation Discussion and Analysis provided above. Based on its review and discussions, our compensation committee recommended to our board of directors that the Compensation Discussion and Analysis be included in this proxy statement.

Respectfully submitted by the members of the compensation committee of the board of directors:

Jeneanne Hanley (Chair)
Brad Buss

Compensation Tables

2025 Summary Compensation Table

The following table sets forth information regarding the compensation reportable for our named executive officers for the years ended December 31, 2025, December 31, 2024 and December 31, 2023.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(2)	Total ($)
Dr. Siva Sivaram	2025	821,538	7,547,987	—	7,508	8,377,033
President, Chief Executive Officer	2024	773,231	18,829,058	—	4,189	19,606,478
& Director(3)	2023	143,711	6,095,378	—	—	6,239,089
Dr. Luca Fasoli	2025	309,773	5,880,411	—	2,932	6,193,116
Chief Operating Officer(4)	2024	—	—	—	—	—
	2023	—	—	—	—	—
Kevin Hettrich	2025	497,266	2,582,297	—	12,744	3,092,306
Chief Financial Officer	2024	475,360	4,011,488	—	15,655	4,502,502
	2023	468,474	4,446,045	—	—	4,914,519
Dr. Timothy Holme	2025	496,214	3,064,238	—	1,190	3,561,642
Chief Technology Officer	2024	483,885	3,793,932	—	1,190	4,279,007
	2023	436,440	4,463,184	—	—	4,899,624
Dr. Mohit Singh	2025	496,214	3,064,238	—	1,460	3,561,912
Chief Development Officer	2024	483,885	3,793,932	—	1,460	4,279,277
	2023	435,291	4,463,184	—	—	4,898,474

(1) The amounts in this column represent the aggregate grant date fair value of awards granted to each named executive officer, computed in accordance with the FASB ASC Topic 718. See Note 2 to the audited consolidated financial statements in the Annual Report on Form 10-K for the fiscal year ended December 31, 2025 for a discussion of the grant-date fair value of our equity awards. These amounts include payments to each named executive officer in the form of equity pursuant to our annual incentive bonus plan. Our 2025 Bonus Plan is described above in the section entitled "Compensation Discussion and Analysis—2025 Compensation Overview—Annual Incentive Bonus—2025 Bonus Plan" and provided for the payout of the bonus value in the form of fully vested RSUs. The aggregate amount of the bonus payout in value and number of RSUs granted to each our named executive officers under the 2025 Bonus Plan is disclosed in the referenced section.

(2) These amounts include group term life insurance, cell-phone reimbursement, medical insurance opt-out stipend, and/or financial planning fringe benefits.

(3) Dr. Sivaram joined the Company as president on September 11, 2023, and was appointed as the Company's president, chief executive officer and director effective February 15, 2024.

(4) Dr. Fasoli joined the Company as chief operating officer on May 7, 2025.

Grants of Plan–Based Awards in Fiscal Year 2025

The following table presents information concerning each grant of a plan-based award made to a named executive officer in fiscal year 2025 under any plan.

Name	Approval Date	Grant Date	Estimated Future Payouts Under Equity Incentive Plan Awards (1)(2)				All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock Awards(3)($)
			Threshold ($)	Target ($)	Threshold (#)	Target (#)		
Dr. Siva Sivaram								
Annual Refresh - PSU	4/8/2025	4/8/2025	—	—	328,872	1,315,489	—	4,564,747
Annual Refresh - RSU	4/8/2025	4/8/2025	—	—	—	—	563,781	1,956,320
2024 Bonus Plan(4)	1/8/2025	2/28/2025	—	—	—	—	228,564	1,071,965
2025 Bonus Plan	1/8/2025	—	256,731	1,026,923	—	—	—	—
Dr. Luca Fasoli								
New COO Grant - PSU	5/13/2025	5/13/2025	—	—	161,917	647,668	—	2,791,449
New COO Grant - RSU	5/13/2025	5/13/2025	—	—	—	—	647,668	2,791,449
Signing Bonus	5/13/2025	5/13/2025	—	—	—	—	25,906	111,655
2025 Bonus Plan	1/8/2025	—	46,466	185,864	—	—	—	—
Kevin Hettrich								
Annual Refresh - PSU	4/8/2025	2/24/2026	—	—	99,089	396,355	—	1,375,352
Annual Refresh - RSU	4/8/2025	2/24/2026	—	—	—	—	264,236	916,899
2024 Bonus Plan(4)	1/8/2025	2/28/2025	—	—	—	—	54,321	254,765
2025 Bonus Plan	1/8/2025	—	74,590	298,359	—	—	—	—
Dr. Timothy Holme								
Annual Refresh - PSU	4/8/2025	2/24/2026	—	—	119,590	478,359	—	1,659,906
Annual Refresh - RSU	4/8/2025	2/24/2026	—	—	—	—	318,906	1,106,604
2024 Bonus Plan(4)	1/8/2025	2/28/2025	—	—	—	—	56,827	266,519
2025 Bonus Plan	1/8/2025	—	74,432	297,729	—	—	—	—
Dr. Mohit Singh								
Annual Refresh - PSU	4/8/2025	4/8/2025	—	—	119,590	478,359	—	1,659,906
Annual Refresh - RSU	4/8/2025	4/8/2025	—	—	—	—	318,906	1,106,604
2024 Bonus Plan(4)	1/8/2025	2/28/2025	—	—	—	—	56,827	266,519
2025 Bonus Plan	1/8/2025	—	74,432	297,729	—	—	—	—

(1) Dollar amounts shown represent each named executive officer's threshold and target (maximum) bonus opportunity under our 2025 Bonus Plan. Our 2025 Bonus Plan is described above in the section entitled "Compensation Discussion and Analysis—2025 Compensation Overview—Annual Incentive Bonus—2025 Bonus Plan" and provided for the payout of the bonus value in the form of fully vested RSUs with total payout capped at 100% of the target bonus. In February 2026, the compensation committee determined that we achieved all 2025 Bonus Plan goals by December 31, 2025, resulting in a total payout of 100% of each participant's target bonus for 2025 at the target (maximum) level. For more information regarding the 2025 bonus payout in value and aggregate number of RSUs granted to our named executive officers, see the section referenced above.

(2) Share number amounts shown represent each named executive officer's threshold and target (maximum) PSUs under the Refresh Equity Awards and New COO Grant, as applicable, and all such PSU awards will vest upon the achievement of the 2025 PSU Milestones, with total payout capped at 100% of such PSUs. Our Refresh Equity Awards and New COO Grant are described above in the section entitled "Compensation Discussion and Analysis—2025 Compensation Overview—Long-Term Incentive Equity Awards."

(3) The amounts in this column represent the aggregate grant date fair value of the award computed in accordance with the FASB ASC Topic 718. See Note 2 to the audited consolidated financial statements in the Annual Report on Form 10-K for the fiscal year ended December 31, 2025 for a discussion of the grant date fair value of our equity awards.

(4) The value and amount of RSUs granted to certain of our named executive officers under the 2024 bonus plan reflect the final payout made in February 2025.

Outstanding Equity Awards at 2025 Year End

The following table presents information regarding outstanding equity awards held by our named executive officers as of December 31, 2025.

Name	Grant Date	Option Awards				Stock Awards			
		Number of Securities Underlying Unexercised Options Exercisable (#)(1)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price (#)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have not Vested ($)(2)(3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested(#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested($)(2)(3)
Dr. Siva Sivaram(4)	10/9/2023	—	—	—	—	145,833	1,519,580	83,333	868,330
Dr. Siva Sivaram(5)	2/15/2024	—	—	—	—	549,127	5,721,903	732,170	7,629,211
Dr. Siva Sivaram(6)	4/8/2025	—	—	—	—	493,308	5,140,269	1,315,489	13,707,395
Dr. Luca Fasoli(7)	5/13/2025	—	—	—	—	647,668	6,748,701	647,668	6,748,701
Dr. Luca Fasoli(8)	5/13/2025	—	—	—	—	25,906	269,941	—	—
Kevin Hettrich(9)	6/5/2019	138,428	—	2.38	6/5/2029	—	—	—	—
Kevin Hettrich(10)	3/3/2022	—	—	—	—	17,415	181,464	—	—
Kevin Hettrich(11)	1/24/2023	—	—	—	—	18,997	197,949	37,994	395,897
Kevin Hettrich(12)	4/6/2023	—	—	—	—	50,355	524,699	8,392	87,445
Kevin Hettrich(13)	4/5/2024	—	—	—	—	194,441	2,026,075	155,552	1,620,852
Kevin Hettrich(6)	4/8/2025	—	—	—	—	231,206	2,409,167	396,355	4,130,019
Dr. Timothy Holme(14)	3/15/2017	281,989	—	1.33	3/15/2027	—	—	—	—
Dr. Timothy Holme(10)	3/3/2022	—	—	—	—	15,480	161,302	—	—
Dr. Timothy Holme(11)	1/24/2023	—	—	—	—	18,997	197,949	37,994	395,897
Dr. Timothy Holme(12)	4/6/2023	—	—	—	—	51,060	532,045	8,510	88,674
Dr. Timothy Holme(13)	4/5/2024	—	—	—	—	182,457	1,901,202	145,966	1,520,966
Dr. Timothy Holme(6)	4/8/2025	—	—	—	—	279,043	2,907,628	478,359	4,984,501
Dr. Mohit Singh(10)	3/3/2022	—	—	—	—	15,480	161,302	—	—
Dr. Mohit Singh(11)	1/24/2023	—	—	—	—	18,997	197,949	37,994	395,897
Dr. Mohit Singh(12)	4/6/2023	—	—	—	—	51,060	532,045	8,510	88,674
Dr. Mohit Singh(13)	4/5/2024	—	—	—	—	182,457	1,901,202	145,966	1,520,966
Dr. Mohit Singh(6)	4/8/2025	—	—	—	—	279,043	2,907,628	478,359	4,984,501

(1) All stock options were granted pursuant to the 2010 Equity Incentive Plan.

(2) The market value of unvested shares is calculated by multiplying the number of unvested shares held by the applicable named executive officer by the closing market price of our Class A common stock on Nasdaq on December 31, 2025, which was $10.42 per share.

(3) The unvested shares of each outstanding equity award is eligible for accelerated vesting in the event the applicable named executive officer's employment is terminated in a qualifying termination in connection with a change in control. The acceleration rights are described below under "Other Compensation—Potential Payments upon Termination or Change in Control."

(4) 1/4th of the time-based RSUs vest on August 15, 2024 and 1/16th of the time-based RSUs vest quarterly thereafter, subject to the recipient's continuing to be a service provider through the applicable vesting date. 1/4th of the PSUs vest at the achievement of each of four corporate milestones, so long as each such milestone is achieved before May 15, 2026 and subject to the holder's continued service through each vesting date. In addition to the one milestone that was achieved in fiscal year 2024, in fiscal year 2025, two additional milestones were achieved.

(5) 1/4th of the time-based RSUs vest on February 15, 2025 and 1/16th of the time-based RSUs vest quarterly thereafter, subject to the recipient's continuing to be a service provider through the applicable vesting date. 1/4th of the PSUs vest at the achievement of each of four corporate milestones, so long as each such milestone is achieved before May 15, 2027 and subject to the holder's continued service through each vesting date. In addition to the one milestone that was achieved in fiscal year 2024, in fiscal year 2025, one additional milestone was achieved, resulting in 50% vesting of such PSUs.

(6) 1/16th of the RSUs vest quarterly over a four year-period starting on August 15, 2025, subject to the holder's continued service through each vesting date, and 1/4th of the PSUs vest at the achievement of each of four corporate milestones, so long as each such milestone is achieved before May 15, 2028 and subject to the holder's continued service through each vesting date.

(7) 1/4th of the time-based RSUs vest on May 15, 2026 and 1/16th of the time-based RSUs vest quarterly thereafter, subject to the recipient's continuing to be a service provider through the applicable vesting date. 1/4th of the PSUs vest at the achievement of each of four corporate milestones, so long as each such milestone is achieved before May 15, 2028 and subject to the holder's continued service through each vesting date.

(8) 100% of the RSUs vest on May 15, 2026, subject to the holder's continued service through the vesting date.

(9) These option shares vested as to 1/48th of the total shares subject to the option on July 5, 2019, and the remainder vested on each monthly anniversary thereafter.

(10) 1/16th of the RSUs vest quarterly over a four-year period starting on August 15, 2022, subject to the holder's continued service as of each vesting date.

(11) 1/12th of the RSUs vest quarterly over a three year-period starting on May 15, 2023, subject to the holder's continued service through each vesting date, and 1/4th of the PSUs vest at the achievement of each of four corporate milestones, so long as each such milestone is achieved before May 15, 2026 and subject to the holder's continued service through each vesting date. In addition to the one milestone that was achieved in fiscal year 2024, in fiscal year 2025, two additional milestones were achieved.

(12) 1/16th of the RSUs vest quarterly over a four year-period starting on August 15, 2023, subject to the holder's continued service through each vesting date, and 1/4th of the PSUs vest at the achievement of each of four corporate milestones, so long as each such milestone is achieved before May 15, 2026 and subject to the holder's continued service through each vesting date. In addition to the one milestone that was achieved in fiscal year 2024, in fiscal year 2025, two additional milestones were achieved.

(13) 1/16th of the RSUs vest quarterly over a four year-period starting on August 15, 2024, subject to the holder's continued service through each vesting date, and 1/4th of the PSUs vest at the achievement of each of four corporate milestones, so long as each such milestone is achieved before May 15, 2027 and subject to the holder's continued service through each vesting date. In addition to the one milestone that was achieved in fiscal year 2024, in fiscal year 2025, one additional milestone was achieved, resulting in 50% vesting of such PSUs.

(14) These option shares vested as to 1/48th of the total shares subject to the option on May 1, 2017, and the remainder vested on each monthly anniversary thereafter.

Option Exercises and Stock Vested During Fiscal Year 2025

The following table presents information concerning the aggregate number of shares of our Class A common stock for which stock options were exercised and which were acquired upon the vesting of RSU and PSU awards during fiscal year 2025 by each of our named executive officers.

	Option Awards		Stock Awards(1)	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Dr. Siva Sivaram	—	—	1,819,417	13,637,950
Dr. Luca Fasoli(2)	—	—	—	—
Kevin Hettrich	178,625	421,805	557,840	4,216,149
Dr. Timothy Holme	197,649	1,126,599	549,635	4,150,283
Dr. Mohit Singh	1,142,975	6,690,402	549,635	4,150,283

(1) Includes shares acquired upon vesting of the RSUs granted as bonus payout on February 28, 2025 in connection with the 2024 bonus plan. Our 2024 bonus plan is described in our 2024 proxy statement in the section entitled "Compensation Discussion and Analysis—2024 Compensation Overview—Annual Incentive Bonus—2024 Bonus Plan" and provided for the payout of the bonus value in the form of fully vested RSUs under the 2020 Plan.

(2) Dr. Fasoli was appointed as the Company's chief operating officer in May 2025 and did not vest any awards in fiscal year 2025.

Other Compensation

Welfare and Other Employee Benefits

The welfare and other employee benefits we provide to our executives, including our NEOs, are described in the section entitled "Executive Compensation—Compensation Discussion and Analysis—Welfare and Other Employee Benefits" above.

Perquisites

The perquisite programs our NEOs are eligible to participate in are described in the section entitled "Executive Compensation—Compensation Discussion and Analysis—Perquisites" above.

Potential Payments upon Termination or Change in Control

We entered into change in control and severance agreements (each, a "CIC Agreement") with each of our named executive officers, which require us to make specific payments and benefits in connection with the termination of such named executive officers' employment under certain circumstances.

The CIC Agreements will remain in effect for an initial term of three years. At the end of the initial term, each CIC Agreement will automatically renew for an additional one-year period unless either party provides notice of nonrenewal within 90 days prior to the date of the automatic renewal. The CIC Agreements also acknowledge that each of these named executive officers is an at-will employee, whose employment can be terminated at any time. In order to receive the severance payments and benefits described below, each of these named executive officers is obligated to execute a release of claims against us.

In the event of a termination of employment without "cause" (as defined in the CIC Agreement) outside of the "change in control period" (as generally defined below), such named executive officer will receive the following:

- Continued base salary for 6 months, or 12 months for our CEO;
- 50% of their target annual bonus for our CEO, and up to 50% of each other named executive officer's potential bonus, in the discretion of our compensation committee;
- paid COBRA benefits for up to 6 months, or 12 months for our CEO; and
- no acceleration of equity awards.

In the event of a termination of employment without "cause" or a resignation for "good reason" (as defined in the CIC Agreement) during the "change in control period," such named executive officer will receive the following:

- a lump-sum payment of 12 months of base salary;
- a lump-sum payment equal to 100% of the target annual bonus;
- paid COBRA benefits for up to 12 months; and
- 100% acceleration of equity awards.

In the event any payment to one of our named executive officers is subject to the excise tax imposed by Section 4999 of the Code (as a result of a payment being classified as a "parachute payment" under Section 280G of the Code), such named executive officer will be entitled to receive such payment as would entitle him or her to receive the greatest after-tax benefit of either the full payment or a lesser payment which would result in no portion of such severance benefits being subject to excise tax.

For the purpose of the CIC Agreements, "change in control period" means generally the period beginning three months prior to, and ending 12 months following, a change in control of us.

The following table summarizes the potential amounts payable to each of our named executive officers under the CIC Agreements, assuming that a termination, as described, occurred on December 31, 2025.

Name	Termination Without Cause or Resignation for Good Reason				Termination Without Cause or Resignation for Good Reason in Connection with a Change in Control ("Double Trigger")			
	Salary Severance ($)	Bonus Severance ($)(1)	Value of Continued Health Coverage ($)	Value of Accelerated Vesting ($)	Salary Severance ($)	Bonus Severance ($)	Value of Continued Health Coverage ($)	Value of Accelerated Vesting ($)(2)
Dr. Siva Sivaram	845,000	513,460	29,801	—	845,000	1,026,920	29,801	34,586,689
Dr. Luca Fasoli	256,500	92,929	—	—	513,000	185,858	—	13,767,342
Kevin Hettrich	251,500	145,023	396	—	503,000	290,046	793	11,573,567
Dr. Timothy Holme	256,500	148,864	19,165	—	513,000	297,728	38,330	12,690,164
Dr. Mohit Singh	256,500	148,864	12,421	—	513,000	297,728	24,841	12,690,164

(1) For the named executives officers other than our CEO, the payment of any bonus severance amount in the event of a termination of employment without "cause" outside of the "change in control period" is in the sole discretion of the compensation committee of the board of directors.

(2) The value of accelerated vesting is calculated by multiplying the number of unvested shares held by the applicable named executive officer by the closing market price of our Class A common stock on Nasdaq on December 31, 2025, which was $10.42 per share. The number of unvested shares held by each applicable named executive officer is listed above under "Outstanding Equity Awards at 2025 Year End."

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee have ever been an executive officer or employee of our Company. None of our executive officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers that serve on our board of directors or compensation committee.

Equity Compensation Plan Information

The following table summarizes our equity compensation plan information as of December 31, 2025, specifically our 2010 Equity Incentive Plan (the "2010 Plan"), 2020 Equity Incentive Plan (the "2020 Plan"), and our 2020 Employee Stock Purchase Plan (the "ESPP"). Each of the 2010 Plan, the 2020 Plan, and the ESPP has been approved by our stockholders. We do not have any equity compensation plans not approved by our stockholders.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights(1)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a))
Equity compensation plans approved by stockholders(2)	40,801,764	$7.22	66,952,072
Equity compensation plans not approved by stockholders	—	—	—
Total	40,801,764	$7.22	66,952,072

(1) The weighted average exercise price is calculated based solely on 4,468,531 outstanding stock options. It does not take into account restricted stock units or shares issued under the ESPP, neither of which have any exercise price.

(2) Consists of (i) options to purchase a total of 3,628,619 shares of our Class A common stock under the 2010 Plan, (ii) options to purchase a total of 839,912 shares of our Class A common stock under the 2020 Plan, and (iii) 36,333,233 shares of our Class A common stock that are subject to outstanding RSUs (including performance-based RSUs) under the 2020 Plan. Excludes purchase rights currently accruing under the ESPP. Our 2020 Plan provides that on the first day of each fiscal year beginning with fiscal year 2022, the number of shares available for issuance thereunder is automatically increased by a number equal to the least of (i) 41,500,000 shares of Class A common stock, (ii) five percent (5%) of the aggregate number of shares of common stock outstanding on December 31st of the preceding fiscal year, or (iii) such other amount as may be determined by our board of directors. Our ESPP provides that on the first day of each fiscal year, the number of shares available for issuance thereunder is automatically increased by a number equal to the least of (i) 7,600,000 shares of Class A common stock, (ii) one percent (1%) of the aggregate number of shares of common stock outstanding on such date, or (iii) such other amount as may be determined by our board of directors. On January 1, 2024, the number of shares of our Class A common stock available for grant and issuance under the 2020 Plan increased by 24,651,556 shares. On January 1, 2025, the number of shares of our Class A common stock available for grant and issuance under the 2020 Plan increased by 27,127,454 shares. On January 1, 2026, the number of shares of our Class A common stock available for grant and issuance under the 2020 Plan increased by 27,000,000 shares. The January 1, 2026 increase is not reflected in the table above.

Chief Executive Officer Pay Ratio

Under SEC rules, we are required to provide information regarding the relationship between the total compensation of our chief executive officer and the total annual compensation of our median employee (other than the chief executive officer). For our last completed fiscal year, which ended December 31, 2025:

- The median of the total annual compensation of all employees of our Company, including temporary employees and interns and excluding Dr. Sivaram, was $306,276.

- Dr. Sivaram's annual total compensation as chief executive officer was $8,377,033.

- Based on the above, for fiscal year 2025, Dr. Sivaram's total annual compensation as chief executive officer to the median of the total annual compensation of all employees was 27 to 1, an approximately 70% decrease compared to fiscal year 2024's 92 to 1 ratio.

This pay ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K under the Securities Act and based upon our reasonable judgment and assumptions. The SEC rules do not specify a single methodology for identification of the median employee or calculation of the pay ratio, and other companies may use assumptions and methodologies that are different from those used by us in calculating their pay ratio. Accordingly, the pay ratio disclosed by other companies may not be comparable to our pay ratio as disclosed above.

To identify the median of the annual total compensation of all our employees, as well as to determine the annual total compensation of the "median employee," the methodology and the material assumptions, adjustments and estimates that we used were as follows:

- To identify the "median employee" from our employee population we used payroll records as of December 31, 2025 (including temporary employees and interns and excluding Dr. Sivaram, as applicable). The compensation measure included the following: annualized base salary and target bonus that employees were eligible to earn during the year.

- With respect to the annual total compensation of the "median employee," we identified and calculated the elements of such employee's compensation for 2025 in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K, resulting in annual total compensation of $306,276.

- With respect to the annual total compensation for Dr. Sivaram, we used the amount reported in the "Total" column of our 2025 Summary Compensation Table included in this proxy statement.

Pay Versus Performance

Under rules adopted pursuant to the Dodd-Frank Act, we are required to disclose certain information about the relationship between the "compensation actually paid" to our named executive officers and certain measures of company performance.

The overall objective of our executive compensation program is to tie executive compensation to the performance of our Company, and to motivate our executives, including our named executive officers, to make a long-term commitment to our success. While our executive compensation program rewards individual and Company performance via a mix of short-term and long-term components, cash and equity elements and fixed and contingent payments in proportions that we believe provide appropriate incentives to retain and motivate our named executive officers, as a development stage Company with no revenue to date, we have not used any financial performance measure to link the "compensation actually paid" to our named executive officers to Company performance. The performance milestones under the PSUs awarded to our named executive officers in 2023, 2024 and 2025 as part of their new hire, annual refresh equity awards and 2023 Bridge Equity Program, as applicable, are operational milestones related to technical development demonstrations and battery cell deliveries. Hence, we have not included an additional column for a Company-Selected Measures (as defined under §229.201(v)(2)(vi) of Regulation S-K) in this table. See "Compensation Discussion and Analysis" for information about our compensation philosophy.

"Compensation actually paid" does not mean that our named executive officers were actually paid those amounts in the listed year, but reflects a dollar amount derived from the starting point of the "Total" column of our 2025 Summary Compensation Table under the methodology prescribed under the relevant rules. The material that follows is provided in compliance with these rules however additional information regarding our compensation philosophy, the structure of our performance-based compensation programs, and compensation decisions made this year is described above in our "Compensation Discussion and Analysis."

The following table provides information regarding "compensation actually paid" to our principal executive officer, or PEO, and other named executive officers, or NEOs, for each year from 2021 to 2025, compared to our total shareholder return (TSR) from December 31, 2020 through the end of each such year.

| | | | | | | | Value of Initial Fixed $100 Investment Based On: | | |
Year	Summary Compensation Table Total for First PEO ($)(1)(2)	"Compensation Actually Paid" to First PEO ($)(1)(3)	Summary Compensation Table Total for Second PEO ($)(1)(2)	"Compensation Actually Paid" to Second PEO ($)(1)(3)	Average Summary Compensation Table Total for Non-PEO NEOs ($)(4)	Average "Compensation Actually Paid" to Non-PEO NEOs ($)(5)	Total Shareholder Return ($) (6)	Peer Group Total Shareholder Return ($)(7)	Net Income/(Net Loss) (in thousands) ($)(8)
2025	—	—	8,377,033	33,303,403	4,102,244	12,166,631	12.34	29.54	(435,050)
2024	194,278	(19,001,631)	19,606,478	13,232,755	4,259,648	2,566,609	6.15	19.35	(477,857)
2023	8,965,314	12,852,108	—	—	5,237,927	5,602,177	8.23	28.75	(445,145)
2022	764,961	(89,844,716)	—	—	2,469,030	(8,372,144)	6.71	37.07	(411,907)
2021	69,102,285	(176,295,847)	—	—	6,997,126	(25,845,557)	26.28	69.08	(45,966)

(1)   Our First PEO is Jagdeep Singh who served as our chief executive officer until February 14, 2024; our Second PEO is Siva Sivaram who was appointed as our chief executive officer effective February 15, 2024.

(2)   Represents the total compensation paid to our PEO in each listed year, as shown in our Summary Compensation Table for such listed year.

(3)   "Compensation actually paid" does not mean that our PEO was actually paid those amounts in the listed year, but reflects a dollar amount derived from the starting point of the "Total" column of our 2025 Summary Compensation Table under the methodology prescribed under the relevant rules as shown in the adjusted table below.

	2021	2022	2023	2024 First PEO	2024 Second PEO	2025
Summary Compensation Table Total	$ 69,102,285	$ 764,961	$ 8,965,314	$ 194,278	$ 19,606,478	$ 8,377,033
Subtract Grant Date Fair Value of Option Awards and Stock Awards Granted in Fiscal Year	68,368,938	—	8,193,074	—	18,829,058	7,547,987
Add Fair Value at Fiscal Year-End of Outstanding and Unvested Option Awards and Stock Awards Granted in Fiscal Year	65,345,251	—	6,587,311	—	13,738,503	19,874,585
Adjust for Change in Fair Value of Outstanding and Unvested Option Awards and Stock Awards Granted in Prior Fiscal Years	(172,145,787)	(81,158,574)	2,325,878	—	(1,038,888)	7,899,721
Adjust for Fair Value at Vesting of Option Awards and Stock Awards Granted in Fiscal Year That Vested During Fiscal Year	—	—	1,055,264	—	136,206	791,414
Adjust for Change in Fair Value as of Vesting Date of Option Awards and Stock Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year	(70,228,657)	(9,451,103)	2,111,416	(758,919)	(380,487)	3,908,636
Adjust for Fair Value as of the Prior Fiscal Year End of Option Awards and Stock Awards Granted in Prior Fiscal Years that Failed to Meet Vesting Conditions in the Fiscal Year	—	—	—	(18,436,991)	—	—
"Compensation Actually Paid"*	$ (176,295,847)	$ (89,844,716)	$ 12,852,108	$ (19,001,631)	$ 13,232,755	$ 33,303,403

*The assumptions used for determining the fair values shown in this table are materially consistent with those used to determine the fair values disclosed as of the grant date of such awards. Note that we have not reported any amounts in our Summary Compensation Table with respect to "Change in Pension and Nonqualified Deferred Compensation" and, accordingly, the adjustments with respect to such items prescribed by the pay-versus-performance rules are not relevant to our analysis and no adjustments have been made. Other adjustments required by Item 402(v) include adjustments for forfeitures, paid dividends, modifications and valuation of pension plans and are excluded from the above table because we did not have any of those elements in our compensation plans for the years covered in this disclosure.

(4) This figure is the average of the total compensation paid to our NEOs other than our PEO in each listed year, as shown in our Summary Compensation Table for such listed year. The names of the non-PEO NEOs in each year are listed in the table below.

2021	2022	2023	2024	2025
Kevin Hettrich	Kevin Hettrich	Kevin Hettrich	Kevin Hettrich	Dr. Luca Fasoli
Dr. Timothy Holme	Dr. Timothy Holme	Dr. Timothy Holme	Dr. Timothy Holme	Kevin Hettrich
Dr. Mohit Singh	Dr. Mohit Singh	Dr. Mohit Singh	Dr. Mohit Singh	Dr. Timothy Holme
Celina Mikolajczak	Michael McCarthy	Siva Sivaram	Michael McCarthy	Dr. Mohit Singh

(5) This figure is the average of compensation actually paid for our NEOs other than our PEO in each listed year. "Compensation actually paid" does not mean that these NEOs were actually paid those amounts in the listed year, but this is a dollar amount derived from the starting point of the "Total" column of our 2025 Summary Compensation Table under the methodology prescribed under the SEC's rules as shown in the table below, with the indicated figures showing an average of such figure for all NEOs other than our PEO in each listed year.

	2021	2022	2023	2024	2025
Summary Compensation Table Total	$ 6,997,126	$ 2,469,030	$ 5,237,927	$ 4,259,648	$ 4,102,244
Subtract Grant Date Fair Value of Option Awards and Stock Awards Granted in Fiscal Year	6,514,660	2,002,625	4,866,948	3,770,545	3,647,796
Add Fair Value at Fiscal Year-End of Outstanding and Unvested Option Awards and Stock Awards Granted in Fiscal Year	6,190,632	652,793	4,268,487	3,087,804	9,290,536
Adjust for Change in Fair Value of Outstanding and Unvested Option Awards and Stock Awards Granted in Prior Fiscal Years	(20,474,867)	(7,008,319)	162,440	(1,043,586)	1,835,827
Adjust for Fair Value at Vesting of Option Awards and Stock Awards Granted in Fiscal Year That Vested During Fiscal Year	—	175,082	438,110	227,635	316,561
Adjust for Change in Fair Value as of Vesting Date of Option Awards and Stock Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year	(12,043,788)	(2,658,105)	362,161	(194,347)	852,997
Adjust for Fair Value as of the Prior Fiscal Year End of Option Awards and Stock Awards Granted in Prior Fiscal Years that Failed to Meet Vesting Conditions in the Fiscal Year	—	—	—	—	(583,739)
"Compensation Actually Paid"*	$ (25,845,557)	$ (8,372,144)	$ 5,602,177	$ 2,566,609	$ 12,166,631

*Note that the fair value assumptions shown with respect to footnote 3 apply to the figures in this table as well.

(6) Total shareholder return is calculated by assuming that a $100 investment was made at the close of trading on December 31, 2020, and reinvesting all dividends until the last day of each reported fiscal year.

(7) The peer group used is represented by the PBW-Invesco WilderHill Clean Energy ETF, which is a published industry index we also use in the stock performance graph for the purpose of Item 201(e) of Regulation S-K in our Annual Report for the year ended December 31, 2025.

(8) The dollar amounts reported are the Company's net income reflected in the Company's audited financial statements.

Relationships Between "Compensation Actually Paid" and Performance

The graphs below describe, in a manner compliant with the relevant rules, the relationship between "compensation actually paid" and net loss and total shareholder return. As discussed above, we have not used any financial performance measure to link the "compensation actually paid" to our NEOs to Company performance.

"Compensation Actually Paid" Versus TSR



"Compensation Actually Paid" Versus Net Loss



SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our common stock as of March 31, 2026, by:

- each person, or group of affiliated persons, known by us to beneficially own more than 5% of any class or voting power of our common stock;
- each of our named executive officers;
- each of our directors and director nominees; and
- all of our current executive officers and directors as a group.

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities, including options and warrants that are currently exercisable or exercisable within 60 days. Unless otherwise indicated, to our knowledge, the persons or entities identified in the table have sole voting power and sole investment power with respect to all shares shown as beneficially owned by them, subject to community property laws where applicable.

We have based our calculation of the percentage of beneficial ownership on 578,144,796 shares of our Class A common stock and 36,967,973 shares of Class B common stock outstanding as of March 31, 2026. We have deemed shares of our common stock subject to stock options that are currently exercisable or exercisable within 60 days of March 31, 2026 or issuable pursuant to RSUs which are subject to vesting and settlement conditions expected to occur within 60 days of March 31, 2026, to be outstanding and to be beneficially owned by the person holding the stock option or RSU for the purpose of computing the percentage ownership of that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address for each person or entity listed in the table is c/o QuantumScape Corporation, 1730 Technology Drive, San Jose, California 95110.

| | Shares Beneficially Owned | | | | | |
| | Class A Common Stock | | Class B Common Stock | | All Common Stock | |
Name of Beneficial Owner	Number	%	Number	%	Number	% of Total Vote**
Greater than 5% Stockholders:						
Volkswagen Group of America Investments, LLC(1)	68,236,103	11.8%	17,980,436	48.6%	86,216,539	26.2%
The Vanguard Group(2)	29,366,728	5.1%	—	—	29,366,728	3.1%
Named Executive Officers, Directors and Director Nominees:						
Dr. Siva Sivaram(3)	1,346,159	*	—	—	1,346,159	*
Dr. Luca Fasoli(4)	274,720	*	—	—	274,720	*
Kevin Hettrich(5)	666,029	*	—	—	666,029	*
Dr. Timothy Holme(6)	466,251	*	10,372,417	28.1%	10,838,668	11.0%
Dr. Mohit Singh(7)	305,971	*	—	—	305,971	*
Michael McCarthy(8)	305,089	*	—	—	305,089	*
Brad Buss(9)	1,101,616	*	—	—	1,101,616	*
Jeneanne Hanley	93,354	*	—	—	93,354	*
Dr. Gena C. Lovett	71,979	*	—	—	71,979	*
Dr. Günther Mendl(10)	—	—	—	—	—	—
Dr. Ross Niebergall(11)	—	—	—	—	—	—
Prof. Dr. Fritz Prinz(12)	62,551	*	8,608,742	23.3%	8,671,293	9.1%
Geoffrey Ribar(13)	2,490	*	—	—	2,490	*
Dipender Saluja(14)	324,043	*	—	—	324,043	*
Sebastian Schebera(15)	—	—	—	—	—	—
Dennis Segers(16)	48,880	*	—	—	48,880	*
JB Straubel	137,318	*	—	—	137,318	*
All directors, director nominees and current executive officers as a group (17 individuals)(17)	**5,206,450**	**0.9%**	**18,981,159**	**51.3%**	**24,187,609**	**20.5%**

*Represents beneficial ownership of less than 1%.
**Shares of Class A common stock have one vote per share, while shares of Class B common stock have 10 votes per share.

(1) The business address of Volkswagen Group of America Investments, LLC ("VGA") is 220 Ferdinand Porsche Dr., Herndon, VA 20171.

(2) According to the Schedule 13G filed with the SEC on February 13, 2024, The Vanguard Group ("Vanguard") had sole dispositive power over

29,366,728 shares of Class A common stock. Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of those shares and no one person's interest in such shares is more than five percent of the total outstanding common shares. The business address of Vanguard is 100 Vanguard Blvd., Malvern, PA 19355. On March 27, 2026, Vanguard filed a 13G/A reporting that Vanguard went through an internal realignment and, certain subsidiaries or business divisions of subsidiaries of Vanguard, that formerly had, or were deemed to have, beneficial ownership with Vanguard, will report beneficial ownership separately (on a disaggregated basis) from Vanguard. Vanguard no longer has, or is deemed to have, beneficial ownership over securities beneficially owned by such subsidiaries and/or business divisions.

(3) Shares beneficially owned by Dr. Sivaram include 117,083 RSUs which are subject to vesting within 60 days of March 31, 2026 and 360,000 shares of Class A common stock held in trusts in which Dr. Sivaram's family members are beneficiaries.

(4) Shares beneficially owned by Dr. Fasoli include 187,823 RSUs which are subject to vesting within 60 days of March 31, 2026.

(5) Shares beneficially owned by Mr. Hettrich include 53,059 RSUs which are subject to vesting within 60 days of March 31, 2026.

(6) Shares beneficially owned by Dr. Holme include (a) 54,428 RSUs which are subject to vesting within 60 days of March 31, 2026, (b) 1,415,433 shares of Class B common stock held in trust by The Holme 2020 Irrevocable Trust in which Dr. Holmes's family members are beneficiaries, and (c) 1,350,000 shares of Class B common stock held in trusts in which Dr. Holmes's family members are beneficiaries.

(7) Shares beneficially owned by Dr. Singh include 54,428 RSUs which are subject to vesting within 60 days of March 31, 2026.

(8) Shares beneficially owned by Mr. McCarthy include (a) 50,803 RSUs which are subject to vesting within 60 days of March 31, 2026 and (b) 137,888 shares of Class A common stock held in trust in which Mr. McCarthy is the grantor.

(9) Shares beneficially owned by Mr. Buss include (a) 249,720 shares of Class A common stock held in trust by the 2011 Buss Family Trust and (b) 70,000 shares of Class A common stock held in trust by the Buss Family Heritage Trust in which Mr. Buss's family members are beneficiaries.

(10) Dr. Mendl is a current VW Director, as described in the "Letter Agreements on Board and Committee Representation" section of this proxy statement. Dr. Mendl disclaims beneficial ownership of all shares held by VGA referred to in footnote (1) above.

(11) Dr. Niebergall was appointed to our board of directors in March 2026 and did not beneficially own shares of our common stock as of March 31, 2026.

(12) Shares beneficially owned by Prof. Dr. Prinz include (a) 6,430,568 shares of Class B common stock held in trust by Friedrich Prinz and Gertrud Prinz, Trustees of The Prinz Family Trust and (b) 2,178,174 shares of Class B common stock held in trusts in which Prof. Dr. Prinz's family members are beneficiaries.

(13) Shares beneficially owned by Mr. Ribar include 2,490 RSUs which are subject to vesting within 60 days of March 31, 2026.

(14) Mr. Saluja has shared voting and investment power over the shares held by Capricorn-Libra Investment Group, LP, which represent less than 5% of each class of our outstanding shares of common stock. Mr. Saluja disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein. The business address of Capricorn-Libra Investment Group, LP is 250 University Avenue, Palo Alto, CA 94301. Mr. Saluja, a member of our board of directors, is Managing Director of Capricorn-Libra Investment Group, LP.

(15) Mr. Schebera is a current VW Director, as described in the "Letter Agreements on Board and Committee Representation" section of this proxy statement. Mr. Schebera disclaims beneficial ownership of all shares held by VGA referred to in footnote (1) above.

(16) Shares beneficially owned by Mr. Segers include 4,711 RSUs which are subject to vesting within 60 days of March 31, 2026.

(17) Shares beneficially owned by all of our current executive officers, directors and director nominees as a group include the shares of common stock described in footnotes 3 through 16 above.

CORPORATE GOVERNANCE POLICIES AND PRACTICES

Corporate Governance Guidelines and Code of Business Conduct and Ethics

Our board of directors has adopted corporate governance guidelines. Our corporate governance guidelines address, among other items, the qualifications and responsibilities of our directors and director candidates, the structure and composition of our board of directors and corporate governance policies and standards applicable to us in general.

Separation of Duties and Responsibilities	
Independent Chairman	• Provides independent board leadership and oversight • Serves as liaison between our board of directors and management, working closely with our CEO • Serves as spokesperson and represents the Board in communications with various stakeholders
CEO	• In charge of leading and managing the affairs of the Company, in consultation with and under the purview of the Board • Works closely with the independent chairman to keep the Board informed and aligned with the Company's business and affairs

Mr. Segers assumed the role of independent chairman in January 2025, strengthening our governance framework and reinforcing the importance of strong, independent board leadership and effective oversight. This structure fosters transparency and accountability at the highest levels of the Company, supporting long-term value creation for our stockholders.

In addition, our board of directors has adopted our Code of Conduct, applicable to all of our employees, executive officers and directors, as well as our contractors, consultants and agents. The full text of our corporate governance guidelines and Code of Conduct are available on our website at https://ir.quantumscape.com/corporate-governance/documents-charters. The nominating and corporate governance committee of our board of directors is responsible for overseeing the Code of Conduct, including regularly reviewing and updating our Code of Conduct for regulatory and best practices updates, and must approve any waivers of the Code of Conduct for employees, executive officers and directors. Any amendments to the Code of Conduct, or any waivers of its requirements, will be disclosed on our website.

Insider Trading Policy

Our board of directors has adopted an Insider Trading Policy governing trading in Company's securities or other companies' securities on the basis of material nonpublic information obtained in connection with service with the Company. Our Insider Trading Policy is designed to promote compliance with insider trading laws, rules and regulations, and the exchange listing standards applicable to us. Our Insider Trading Policy prohibits our directors, officers, employees, consultants, advisors, contractors, agents or other service providers from using material nonpublic information obtained in connection with their service with the Company to transact in Company securities. Our Insider Trading Policy applies to: (1) purchasing, selling, loaning, or otherwise transferring or disposing of any securities of the Company (whether directly or indirectly), (2) disposing any securities of the Company in the form of a gift, (3) distributing to holders of interests in an entity if the entity is subject to the Insider Trading Policy, and (4) engaging in any other arrangement that generates gains or losses from or based on changes in the prices of such securities. The following transactions are prohibited regardless of whether the individual has material nonpublic information:

- engaging in short sales;
- trading in publicly-traded options, such as puts and calls, and other derivative securities with respect to our securities (other than stock options, restricted stock units and other compensatory awards issued to such individuals by us);
- purchasing financial instruments (including prepaid variable forward contracts, equity swaps, collars and exchange funds), or otherwise engaging in transactions that hedge or offset, or are designed to hedge or offset, any decrease in the market value of equity securities granted to them by us as part of their compensation or held, directly or indirectly, by them;
- pledging any of our securities as collateral for any loans; and
- holding our securities in a margin account.

In addition, with regard to the Company's trading in its own securities, it is the Company's policy to comply with the federal securities laws and the applicable exchange listing requirements.

Stockholder Engagement

We recognize the benefits of maintaining a robust dialogue with stockholders, which is why we are committed to stockholder engagement and maintain a quarterly stockholder outreach program as described below.

2025 Stockholder Engagement		
Conferences	**Meetings**	**Topics Discussed**
>12 Investor Conferences Attended	**>75** 1-on-1 and small group meetings with institutional investors	• Technical progress • Manufacturing scale-up • Commercialization roadmap • Competitive landscape • Sustainability matters • Corporate governance
Quarterly Outreach Program	Our CEO, CFO and other members of management participate in: • Post-earnings calls with sell-side analysts • Engagement with interested investors • Broker-sponsored, non-deal roadshows • Investor conferences Our chairman also participates in certain calls with select stockholders.	
Purpose	Engagements enable us to better understand our stockholders' priorities, perspectives and positions, build meaningful relationships over time with our stockholders, and obtain valuable feedback that helps inform our decisions and our strategy throughout the year. Relevant feedback is also shared with our board of directors and respective committees, as applicable.	

As an innovator of next-generation battery technology and a participant in an extremely competitive industry, it is not always easy for the investing public to understand the technical details of how our solid-state lithium-metal battery technology works and how our technology compares to other offerings in the market. Accordingly, as a public company, we are committed to educating the investing public on how our technology works and how we plan on scaling up and commercializing. We have done so through the publication of various resources in fiscal year 2025—in addition to the four quarterly shareholder letters issued in connection with our earnings calls, we also published two blog posts and three videos to educate on important aspects of our technology and business updates. Additionally, several of our scientists, including our Chief Technology Offer participated in dozens of battery and automotive events throughout the year, including the IAA Mobility Conference, the International Battery Seminar, and the Advanced Automotive Battery Conference.

Sustainability

Our mission is to revolutionize energy storage to enable a sustainable future. More specifically, our goal has been to build the world's best batteries, as measured by energy density, power density (charge time), cycle life, and safety. We have focused first on the transformation of the electrification of the automotive powertrain, an application that we believe represents both an important part of the solution to the emissions problem as well as an opportunity to create tremendous value over the coming decades. We also recognize that our solid-state battery technology has applicability in other growing markets including consumer electronics, data centers, defense, and others, and we intend to explore opportunities in those areas as appropriate. This mission and our focus on sustainability matters promote the long-term interests of our stockholders, while strengthening our board of directors' and management's accountability.

In addition, our nominating and corporate governance committee provides direct board oversight on sustainability matters that are connected to our strategic business initiatives. Sustainability at QuantumScape is governed from the most senior levels to each of our employees, as we believe achievement of operational excellence is intrinsically tied to how responsibly we run our business. As a leader in the development of next generation solid-state lithium-metal batteries, we focus on sustainability issues such as the

environmental impact of our product, workplace health and safety, and employee development. We formed a sustainability working group at the direction of our board of directors to evaluate our commitment to sustainability issues and develop our comprehensive strategy. Our most recent Sustainability Update published in October 2025 is available on our website at quantumscape.com/sustainability.

Environmental Product Impact

Compared with conventional lithium-ion batteries, our battery technology is designed to enable significant benefits to battery capacity, cycle life, fast charging and safety, while minimizing cost. We believe these benefits will provide significant value to our customers and to drivers, allowing them to switch to EVs without requiring difficult compromises. Because our technology has the potential to address key pain points, by extending vehicle range and enabling ~15-minute fast charging, we believe our battery technology will deliver an EV experience that is significantly more competitive with fossil fuel vehicles than what today's EVs can achieve with conventional batteries.

Speeding the transition to electric vehicles has important effects on the ability of the world to meet the goals of the Paris Climate Accords but reducing the carbon dioxide emissions of transportation is only one of the environmental benefits of electrification. Combustion vehicles have a significant negative impact on air quality in cities due to emissions of harmful pollutants such as nitrogen oxides and particulate matter. These emissions may lead to increased rates of asthma and other respiratory diseases, as well as a host of other health burdens that are still being understood. The impacts of air pollution also tend to fall disproportionately on low-income and marginalized communities. We believe our product can play a key role in reducing the effects of air pollution on people, the broader environment and the global ecosystem.

Responsible Product Design and Recyclability

We can further strengthen the environmental value of our technology by designing our batteries to do more with less material, have a longer useful life, and retain utility in second-life applications. Eliminating the anode host material in our batteries reduces the need to extract resources – both natural and synthetic graphite extraction or production are carbon intensive and their supply chains present multiple sustainability concerns, and offers improved recyclability—the graphite anode and polymer separator are some of the least recyclable parts of a conventional lithium-ion battery cell. In contrast, our technology is graphite-free and when our battery reaches end of life, the material constituents are potentially largely recyclable. We are now investing resources to develop the processes with the goal of returning such materials to useful applications and help build a circular economy. In 2022, we entered into an agreement to recycle certain of our battery components. Recycling of our manufacturing scrap has allowed us to divert large amounts of battery component and consumable materials away from waste streams and into the circular economy. As of October 2025, we have recycled over 66,000 pounds of battery-related materials cumulatively, including more than 29,000 pounds in 2024 alone. Our products maximize our positive environmental contributions across their lifecycle, also meeting the demands of our environmentally conscious partners and customers.



Collector
Cathode Material
Solvent
Binder / Other
Mixing
Cooling / Drying
Roll Pressing
Slitting / Notching
Drying
QS solid-state electrolyte-separator
Stacking
Electrolyte-Separator
Packing
Cell Container
Formation
Reduced
Testing
Cell
Collector
Anode Material
Solvent
Binder / Other
Mixing
Cooling / Drying
Roll Pressing
Slitting / Notching
Drying

Product Safety

The goal of our solid-state lithium-metal battery technology is to power society's transition away from fossil fuels. However, an important component of improved sustainability is improved safety. With current batteries, many abuse conditions can result in fires, including malfunctions that can result in overcharging and battery damage from accidents. To reduce these risks, flammable components in today's lithium-ion EV batteries need to be replaced with non-flammable equivalents. The nonflammable, noncombustible ceramic solid-state electrolyte-separator in our batteries replaces typical organic polymer separators found in traditional lithium-ion cells, which we believe will substantially reduce the risk of fire and thermal runaway events.

In 2025, our QSE-5 cell achieved UN38.3 certification, a rigorous safety standard required for the commercial transport of lithium batteries by air, sea, and land. To earn this certification, the QSE-5 cell underwent a comprehensive series of tests, demonstrating its resilience under extreme conditions and its readiness for global deployment.

Supply Chain

Our long-term goal is to measure and continuously improve upon the environmental performance of our Company based on our energy consumption, water consumption, GHG and air emissions, waste generation and ecological impacts that can accrue across our value chain, during raw material extraction, manufacturing, transportation, and distribution. We are investing in systems, processes, and the team to make progress on this goal. In 2022, we formalized our supplier code of conduct, which is published on our website at *www.quantumscape.com/supplier-code-of-conduct*. As we begin to solidify the types and amounts of materials we will need, and choose longer-term supply chain partners, we will analyze and target areas of risk and opportunity in our supply chain that we can influence, prioritizing partners who have high standards for environmental sustainability or who are willing to improve their practices.

Workplace Health and Safety

We seek to manage environmental, health and safety risks via a sophisticated environment, health and safety system, including engineering controls, policies, procedures, training, monitoring, audits and a proactive culture. Our proactive approach focuses on the prevention of injuries and regulatory compliance. We continue to scrutinize, evaluate and monitor safety hazards, such as potential chemical exposures, through job hazard analyses, enhanced by our emergency response teams. We further enable our employees to identify potential safety hazards through trainings and a responsible reporting rewards program.

Building and Tool Design, Startup, and Operations
Environmental Management
Occupational Health & Safety
Business Operations Permits & Programs
Training
Sustainability
Emergency Response Team

People and Culture

Our business benefits tremendously from the strength of our team, which is built on the training, ability, experience and cultural fit of its individual members. But hiring is only the first step in the process. We invest in our team so they can continue to develop their talents and capabilities, broaden their experience, and achieve their full potential at QuantumScape. As of December 31, 2025, we had approximately 700 employees. In 2025, we continued to focus on resource efficiency and optimization and had a reduction in force impacting approximately 12% of our full-time employees at the time, in order to align our work force with our operational focus.

We support talent development for all our employees through a combination of on-the-job learning, formal training, individualized education, and development opportunities, complemented by our performance management system. As we expand our team, we balance a promote-from-within philosophy with the need to recruit top talent from a range of different industries and all over the world. We are implementing management development programs to help leaders engage and develop their team members.

We believe growth and performance result from investing in our employees across a broad spectrum of training, development, and career advancement, but there is also an important role for compensation to reward and retain valuable team members. We balance the need for internal pay equity with the necessity for market-leading compensation as we grow and compete for talent. Bonuses, RSUs, and an employee stock purchase offerings are important ways for us to reward our employees for their performance and ensure that they participate in the success of the business.

Our Company is built on innovation, which requires people with different skills, experiences, and perspectives working collaboratively to develop new ways of approaching persistent problems. Our culture of innovation is sustained and bolstered only when everyone feels welcome, accepted, and valued.

We are always mindful of what we promote when we promote. We seek to promote fair and equitable hiring and promotion processes. Some of our actions to achieve this include:

- Delivering management training for our senior leaders.

- Implementing job leveling framework to ensure candidates are assessed against a consistent set of criteria, complemented by structured interview training provided to managers.

- Making certain that our commitment to equal hiring and promotion opportunities is substantiated with equal pay for equal work, by conducting an annual internal pay equity analysis to identify any weaknesses.

Data Protection and Security

We proactively identify, monitor, and manage data security risks in order to prevent breaches or material vulnerabilities. We provide employee training at onboarding and on an annual basis to enhance our security, and we deploy third-party penetration tests and use adaptive behavioral algorithms as well as malware signatures to monitor anomalous behavior.

Ethics and Compliance

Our board of directors has adopted a Code of Conduct available on our website at https://ir.quantumscape.com/corporate-governance/documents-charters. It serves as a guide, and we expect those it covers to use good judgment and adhere to the high ethical standards to which we are committed. Our Code of Conduct is designed to deter wrongdoing and promote fair and accurate financial reporting, compliance with applicable laws, rules and regulations, prompt internal reporting of violations of the Code of Conduct and any of our policies and procedures, honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest, and a culture of honesty and accountability. All employees are required to complete training on the Code of Conduct during onboarding and annually thereafter.

We also have a Global Anti-Bribery and Anti-Corruption Policy ("Anti-Corruption Policy") dedicated to fostering and maintaining the highest ethical standards in each jurisdiction in which we conduct business. We have a zero-tolerance policy and therefore all forms of bribery and corruption regardless of whether they involve a public official or a private person are prohibited. Our Anti-Corruption Policy complements our Code of Conduct in guiding employees and other Company representatives in understanding concepts and activities that are prohibited by anti-bribery and anti-corruption laws.

Both our Code of Conduct and our Anti-Corruption Policy are applicable to all of our officers, directors and employees, as well as our consultants, agents, contractors, business partners and any other third-party representatives acting on our behalf. We encourage the report of potential or suspected violations to our compliance officer or via our whistleblower hotline and also prohibit any form of retaliation against good-faith reports.

RELATED PERSON TRANSACTIONS

The following is a description of each transaction in effect since January 1, 2025, and each currently proposed transaction and certain other transactions, in which:

- we have been or are to be a participant;
- the amount involved exceeded or exceeds $120,000; and
- any of our directors (including director nominees), executive officers, or beneficial holders of more than 5% of any class of our voting securities, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

Registration Rights

In connection with our November 2020 business combination (the "Business Combination"), we entered into a Registration Rights and Lock-Up Agreement with certain stockholders (the "Holders"), pursuant to which we registered the resale of certain shares of common stock held by the Holders after the Business Combination and are required to maintain an effective registration statement for the benefit of the Holders.

Indemnification of Directors and Officers; Exculpation

Our Certificate of Incorporation limits our directors' liability for money damages to the fullest extent permitted under the DGCL. The DGCL permits a certificate of incorporation provision to provide that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability:

- for any transaction from which the director derives an improper personal benefit;
- for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
- for certain unlawful payments of dividends or redemptions or repurchases of shares; or
- for any breach of a director's duty of loyalty.

The DGCL and our Bylaws provide that we will, in certain situations, indemnify our directors and officers and may indemnify other employees and other agents, to the fullest extent permitted by law. Any indemnified person is also entitled, subject to certain limitations, to advancement of reasonable expenses (including attorneys' fees) in advance of the final disposition of the proceeding, subject to an undertaking by or on behalf of such person to repay such amounts if it shall ultimately be determined that the person is not entitled to be indemnified under our Bylaws or the DGCL. Certain of our officers benefit from exculpation from liability for specific circumstances to the fullest extent permitted under the DGCL. If the DGCL is later amended to authorize further elimination or limitation of the liability of an officer, then the liability of our officers will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers. These indemnification agreements provide our directors and executive officers with contractual rights to indemnification and advancement for certain expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers or as a director, executive officer, employee or agent of any other company or enterprise to which the person provides services at our request.

The limitation of liability and indemnification provisions in our Certificate of Incorporation and our Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder's investment may decline in value to the extent we pay the costs of settlement and damage awards against our directors and officers pursuant to these indemnification provisions.

Commercial Agreements with Volkswagen

Collaboration Agreement and IP License Agreement

On July 5, 2024, we entered into a Collaboration Agreement (the "Collaboration Agreement") with PowerCo SE ("PowerCo," and together with us, the "Parties"), a battery cell company wholly owned by VGA, with the goal of industrializing the solid-state lithium-

metal battery technology we intend to use in our first planned product—the QSE-5 (the "QSE-5 Technology").

Under the Collaboration Agreement, the parties will collaborate to enable PowerCo to manufacture battery cells incorporating the QSE-5 Technology, including establishing a joint scale-up team to facilitate technology transfer into a target battery cell design defined by PowerCo, co-develop production processes, and carry out other related activities. The parties will jointly own any new intellectual property jointly developed and relating to automotive battery cells or the industrialization thereof (but excluding background intellectual property of each party, which shall continue to be owned by such party, and any developed intellectual property relating to our separator technology, which shall be owned exclusively by us).

Subject to the completion of certain technical milestones, the parties have agreed to enter into a license agreement (the "IP License Agreement"). The IP License Agreement provides that we will grant PowerCo a non-exclusive, limited, royalty-bearing license to use the QSE-5 Technology for the purpose of manufacturing and selling batteries for automotive applications at one or more PowerCo facilities for a maximum total annual capacity of up to 40 GWh, and expandable by an additional 40 GWh of annual capacity. As part of the license arrangement, PowerCo will pre-pay us an initial royalty fee of $130,000,000, against which any future royalties due will be credited. The initial royalty is subject to a time-based diminishing clawback if the IP License Agreement is terminated early by PowerCo under certain conditions.

On July 17, 2025, we entered into an amendment and restatement of the Collaboration Agreement (the "PowerCo Amendment") and entered into a statement of work outlining the scope and responsibilities of the joint scale-up team working at our battery development pilot line in San Jose, California for the development, validation, demonstration, and initial commercialization of QS battery cell technology based on QSE-5 and toward the transfer of such technology into cell size determined by PowerCo. As part of the PowerCo Amendment, the terms of the IP License Agreement have been amended to provide PowerCo the right to produce up to an additional 5 GWh of QS battery cell technology based on QSE-5 annually, including for customers outside the Volkswagen Group, bringing the potential maximum production by PowerCo under the PowerCo IP License Agreement to 85 GWh annually.

Other Transactions

In fiscal year 2025, Prof. Dr. Fritz Prinz, a former member of our board of directors, received cash compensation of approximately $239,000 and 64,766 RSUs with an aggregate grant-date fair value of $279,141 in exchange for certain technical consulting and advisory services apart from his board service. The aggregate grant-date fair value of Prof. Dr. Prinz's equity compensation is computed in accordance with the FASB ASC Topic 718. See Note 2 to the audited consolidated financial statements included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2025 for a discussion of the grant-date fair value of our equity awards.

On February 14, 2022, we entered into a Material Recycling Agreement with Redwood Materials, Inc. ("Redwood") to jointly develop methods for Redwood to handle and process our non-hazardous waste materials. This agreement does not involve the exchange of any cash consideration and is intended as a collaboration to explore the feasibility for a future commercial agreement on mutually agreed upon price and volume terms. On March 9, 2026, we entered into a Services Agreement with Redwood pursuant to which Redwood provides material development and manufacturing services to the Company for a total contract value of $300,000 over a three-month term, with any extension subject to mutually agreed upon terms. JB Straubel, a member of our board of directors up until our annual meeting, is the Chief Executive Officer and on the board of directors of Redwood. Dipender Saluja, a member of our board of directors, is also on the board of directors of Redwood.

Related Person Transaction Policy

Our audit committee has the primary responsibility for reviewing and approving, ratifying, or disapproving "related person transactions," which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. Our board of directors has adopted a formal written policy setting forth the guidelines under which a related person transaction must be reviewed and approved or ratified by the audit committee. In reviewing any such transaction, our audit committee is to consider the relevant facts and circumstances available and deemed relevant to our audit committee in connection with the review of such transactions but does not contain specific standards for approval of such transactions. In specific circumstances, the chair of the audit committee may approve a related person transaction in accordance with our policy and report such approval to the audit committee at its next regularly scheduled meeting.

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND OUR ANNUAL MEETING

The information provided in the "question and answer" format below is for your convenience only and is merely a summary of the information contained in this proxy statement. You should read this entire proxy statement carefully.

Why am I receiving these materials?

This proxy statement and the form of proxy are furnished in connection with the solicitation of proxies by our board of directors for use at the 2026 annual meeting of stockholders of QuantumScape Corporation and any postponements, adjournments or continuations thereof.

The annual meeting will be held on June 3, 2026, at 9:00 a.m., Pacific Time. The annual meeting will be conducted virtually via live audio webcast. You will be able to attend the annual meeting virtually by visiting *www.virtualshareholdermeeting.com/QS2026*, where you will be able to listen to the meeting live and vote online during the meeting.

The Notice of Internet Availability of Proxy Materials (the "Notice of Internet Availability"), containing instructions on how to access this proxy statement, the accompanying notice of annual meeting and form of proxy, and our annual report (together, the "Proxy Materials"), is first being sent or given on or about April 23, 2026, to all stockholders of record as of April 9, 2026. The Proxy Materials can be accessed as of April 23, 2026, by visiting *www.proxyvote.com*. If you receive a Notice of Internet Availability, then you will not receive a printed copy of the Proxy Materials in the mail unless you specifically request these materials. Instructions for requesting a printed copy of the Proxy Materials are set forth in the Notice of Internet Availability.

What proposals will be voted on at the annual meeting?

The following proposals will be voted on at the annual meeting:

- *Proposal 1:* the election of the 10 directors named in this proxy statement to hold office until our next annual meeting of stockholders and until their respective successors are elected and qualified;

- *Proposal 2:* the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2026; and

- *Proposal 3:* the approval, on a non-binding advisory basis, of the compensation of our named executive officers.

As of the date of this proxy statement, our management and board of directors were not aware of any other matters to be presented at the annual meeting.

How does the board of directors recommend that I vote on these proposals?

Our board of directors recommends that you vote your shares:

- *Proposal 1:* "FOR" the election of each director nominee named in this proxy statement;

- *Proposal 2:* "FOR" the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2026; and

- *Proposal 3:* "FOR" the approval of our named executive officers compensation pursuant to a non-binding advisory vote.

Who is entitled to vote at the annual meeting?

Holders of our Class A and Class B common stock as of the close of business on April 9, 2026, the record date for the annual meeting, may vote at the annual meeting. As of the record date, there were 578,330,391 shares of our Class A common stock outstanding and 36,806,642 shares of our Class B common stock outstanding.

How many votes do I have? Each share of Class A common stock outstanding as of the record date is entitled to one vote on each matter properly brought before the annual meeting and each share of Class B common stock outstanding as of the record date is entitled to ten votes on each matter properly brought before the annual meeting. Our Class A common stock and Class B common stock, collectively referred to in this proxy statement as our common stock, will vote as a single class on all matters described in this proxy statement for which your vote is being solicited. Stockholders are not permitted to cumulate votes with respect to the election of directors.

Stockholders of Record. If your shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company, then you are considered the stockholder of record with respect to those shares, and the Notice of Internet Availability was sent directly to you. As a stockholder of record, you have the right to grant your voting proxy directly to the individuals listed on the proxy card or to vote on your own behalf at the annual meeting. Throughout this proxy statement, we refer to these holders as "stockholders of record."

Street Name Stockholders. If your shares are held in a brokerage account or by a broker, bank or other nominee, then you are considered the beneficial owner of shares held in street name, and the Notice of Internet Availability was forwarded to you by your broker, bank or other nominee, which is considered the stockholder of record with respect to those shares. As a beneficial owner, you have the right to direct your broker, bank or other nominee on how to vote the shares held in your account by following the instructions that your broker, bank or other nominee sent to you. Beneficial holders who did not receive a control number from their broker, bank or other nominee, who wish to attend the meeting should follow the instructions from their broker, bank or other nominee, including any requirement to obtain a legal proxy. Throughout this proxy statement, we refer to these beneficial holders as "street name stockholders."

How many votes are needed for approval of each proposal?

- *Proposal No. 1:* Directors are elected by a plurality of the voting power of the shares present in person (including virtually) or represented by proxy at the annual meeting and entitled to vote on the election of directors. A plurality means that the 10 nominees named in this proxy statement receiving the highest number of affirmative FOR votes at the annual meeting will be elected as directors. You may (1) vote FOR the election of all of the director nominees named herein, (2) WITHHOLD authority to vote for all such director nominees or (3) vote FOR the election of all such director nominees other than any nominees with respect to whom the vote is specifically WITHHELD by indicating in the space provided on the proxy. Because the outcome of this proposal will be determined by a plurality vote, any shares not voted FOR a particular nominee, whether as a result of a WITHHOLD vote or a broker non-vote, will have no effect on the outcome of the election.

- *Proposal No. 2:* The ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2026 requires the affirmative vote of a majority of the voting power of the shares present in person (including virtually) or represented by proxy at the annual meeting and entitled to vote on the subject matter. You may vote FOR or AGAINST this proposal, or you may indicate that you wish to ABSTAIN from voting on this proposal. Abstentions will be counted for purposes of determining the presence or absence of a quorum and will also count as votes against this proposal, i.e., will have the same effect as a vote AGAINST this proposal. Because this is a routine proposal, we do not expect any broker non-votes on this proposal.

- *Proposal No. 3:* The approval, on a non-binding advisory basis, of the compensation of our named executive officers requires the affirmative vote of a majority of the voting power of the shares present in person (including virtually) or represented by proxy at the annual meeting and entitled to vote on the subject matter. You may vote FOR or AGAINST this proposal, or you may indicate that you wish to ABSTAIN from voting on this proposal. Abstentions will be counted for purposes of determining the presence or absence of a quorum and will also count as votes against this proposal, i.e., will have the same effect as a vote AGAINST this proposal. Broker non-votes will also be counted for purposes of determining the presence or absence of a quorum but will have no effect on the outcome of this proposal. Because this vote is advisory only, it will not be binding on us, our compensation committee or our board of directors. However, we value our stockholders' input and will take the vote into consideration when evaluating executive compensation decisions.

What is the quorum requirement for the annual meeting?

A quorum is the minimum number of shares required to be present or represented at the annual meeting for the meeting to be properly held under our Bylaws and Delaware law. The presence, in person (including virtually) or by proxy, of holders of a majority of the voting power of our capital stock issued and outstanding and entitled to vote will constitute a quorum to transact business at the annual meeting. Abstentions, withhold votes and broker non-votes are counted as present for purposes of determining a quorum. The chairperson of the meeting may adjourn the meeting to another time or place, whether or not a quorum is present.

How do I vote and what are the voting deadlines?

Stockholder of Record. If you are a stockholder of record, you may vote in one of the following ways:

- by Internet at *www.proxyvote.com*, 24 hours a day, 7 days a week, until 11:59 p.m., Eastern Time, on June 2, 2026 (have your Notice of Internet Availability or proxy card in hand when you visit the website);

- by toll-free telephone at 1-800-690-6903, 24 hours a day, 7 days a week, until 11:59 p.m., Eastern Time, on June 2, 2026 (have your Notice of Internet Availability or proxy card in hand when you call);

- by completing, signing and mailing your proxy card (if you received printed Proxy Materials), which must be received prior to the annual meeting in the prepaid envelope provided; or

- by attending the annual meeting virtually by visiting *www.virtualshareholdermeeting.com/QS2026*, where you may vote during the meeting (have your Notice of Internet Availability or proxy card in hand when you visit the website).

Street Name Stockholders. If you are a street name stockholder and did not receive a control number from your broker, bank or other nominee for you to vote your own shares, then you will receive voting instructions from your broker, bank or other nominee. You must follow these instructions, including any requirement to obtain a legal proxy, in order to instruct them on how to vote your shares. The availability of Internet and telephone voting options will depend on the voting process of your broker, bank or other nominee.

As discussed above, if you are a street name stockholder who did not receive a control number, then you may not vote your shares at the annual meeting unless you follow the voting instructions from your broker, bank or other nominee and obtain any legal proxy they may require.

What if I do not specify how my shares are to be voted or fail to provide timely directions to my broker, bank or other nominee?

Stockholder of Record. If you are a stockholder of record and you submit a proxy but you do not provide voting instructions, your shares will be voted as recommended by our board of directors:

- *Proposal 1*: "FOR" the election of each director nominee named in this proxy statement;

- *Proposal 2*: "FOR" the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2026; and

- *Proposal 3*: "FOR" the approval of our named executive officers compensation pursuant to a non-binding advisory vote.

In addition, if any other matters are properly brought before the annual meeting, the persons named as proxies will be authorized to vote or otherwise act on those matters in accordance with their judgment.

Street Name Stockholders. Brokers, banks and other nominees holding shares of common stock in street name for customers are generally required to vote such shares in the manner directed by their customers. In the absence of timely directions, your broker, bank or other nominee will have discretion to vote your shares on our sole routine matter: the proposal to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2026. Your broker, bank or other nominee will not have discretion to vote on any other proposals, which are considered non-routine matters, absent direction from you. In the event that your broker, bank or other nominee votes your shares on our sole routine matter, but is not able to vote your shares on the non-routine matters, then those shares will be treated as broker non-votes with respect to the non-routine proposals.

Accordingly, if you own shares through a nominee, such as a broker or bank, please be sure to instruct your nominee how to vote to ensure that your shares are counted on each of the proposals.

Can I change my vote or revoke my proxy?

Stockholder of Record. If you are a stockholder of record, you can change your vote or revoke your proxy before the annual meeting by:

- entering a new vote by Internet or telephone (subject to the applicable deadlines for each method as set forth above);

- completing and returning a later-dated proxy card, which must be received prior to the annual meeting;

- delivering a written notice of revocation to our corporate secretary at QuantumScape Corporation, 1730 Technology Drive, San Jose, California 95110, Attention: Corporate Secretary, which must be received prior to the annual meeting; or

- attending and voting at the virtual annual meeting (although attendance at the virtual annual meeting will not, by itself, revoke a proxy).

Street Name Stockholders. If you are a street name stockholder, then your broker, bank or other nominee can provide you with instructions on how to change or revoke your proxy.

What do I need to do to attend the virtual annual meeting?

This year's annual meeting will be a completely virtual meeting of stockholders. We will be hosting the annual meeting via live audio webcast only. You will be able to attend the annual meeting virtually and vote your shares electronically during the meeting by visiting *www.virtualshareholdermeeting.com/QS2026*. To participate in the annual meeting, you will need the control number included on your Notice of Internet Availability or your proxy card, as applicable. The annual meeting audio webcast will begin promptly at 9:00 a.m., Pacific Time. We encourage you to access the meeting prior to the start time. Online check-in will begin at 8:45 a.m., Pacific Time, and you should allow ample time for the check-in procedures.

How can I ask questions for the annual meeting?

You will be able to submit questions until 9:00 a.m., Pacific Time on June 2, 2026 at *www.quantumscape.com/2026agm* for the question and answer session that will immediately follow the formal portion of the annual meeting.

How can I get help if I have trouble checking in or listening to the annual meeting online?

If you encounter difficulties accessing the virtual meeting during the check-in or meeting time, please refer to the virtual meeting log-in page at *www.virtualshareholdermeeting.com/QS2026*.

What is the effect of giving a proxy?

Proxies are solicited by and on behalf of our board of directors. Michael McCarthy, our Chief Legal Officer and Head of Corporate Development, and Kevin Hettrich, our Chief Financial Officer, and each of them, with full power of substitution and re-substitution, have been designated as proxy holders for the annual meeting by our board of directors. When proxies are properly dated, executed and returned, the shares represented by such proxies will be voted at the annual meeting in accordance with the instructions of the stockholder. If the proxy is dated and signed, but no specific instructions are given, however, the shares will be voted in accordance with the recommendations of our board of directors on the proposals as described above. If any other matters are properly brought before the annual meeting, then the proxy holders will use their own judgment to determine how to vote your shares. If the annual meeting is postponed or adjourned, then the proxy holders can vote your shares on the new meeting date, unless you have properly revoked your proxy, as described above.

Who will count the votes?

Representatives of Broadridge Financial Solutions, Inc. or its designee will tabulate the votes.

How can I contact QuantumScape's transfer agent?

You may contact our transfer agent Continental Stock Transfer & Trust Company, by telephone at 1-800-509-5586 (toll-free) or 1-212-509-4000 (toll and international), or by writing to Continental Stock Transfer & Trust Company, at Attention: Customer Service, 1 State Street, 30th Floor, New York, NY 10004-1561. You may also access instructions with respect to certain stockholder matters (e.g., change of address) via the Internet at *www.continentalstock.com.*

How are proxies solicited for the annual meeting and who is paying for such solicitation?

Our board of directors is soliciting proxies for use at the annual meeting by means of the Proxy Materials. We will bear the entire cost of proxy solicitation, including the preparation, assembly, printing, mailing and distribution of the Proxy Materials. Copies of solicitation materials will also be made available upon request to brokers, banks and other nominees to forward to the beneficial owners of the shares held of record by such brokers, banks or other nominees. The original solicitation of proxies may be supplemented by solicitation by telephone, electronic communications or other means by our directors, officers or employees. No additional compensation will be paid to these individuals for any such services, although we may reimburse such individuals for their reasonable out-of-pocket expenses in connection with such solicitation.

Where can I find the voting results of the annual meeting?

We will disclose voting results on a Current Report on Form 8-K that we will file with the SEC, within four business days after the meeting. If final voting results are not available to us in time to file a Current Report on Form 8-K, we will file a Current Report on Form

8-K to publish preliminary results and will provide the final results in an amendment to the Current Report on Form 8-K as soon as they become available.

Why did I receive a Notice of Internet Availability instead of a full set of Proxy Materials?

In accordance with the rules of the SEC, we have elected to furnish our Proxy Materials, primarily via the Internet. As a result, we are mailing to our stockholders a Notice of Internet Availability instead of a paper copy of the Proxy Materials. The Notice of Internet Availability contains instructions on how to access our Proxy Materials on the Internet, how to vote on the proposals, how to request printed copies of the Proxy Materials, and how to request to receive all future Proxy Materials in printed form by mail or electronically by e-mail. We encourage stockholders to take advantage of the availability of the Proxy Materials on the Internet to help reduce our costs and the environmental impact of our annual meetings.

What does it mean if I receive more than one Notice of Internet Availability or more than one set of printed Proxy Materials?

If you receive more than one Notice of Internet Availability or more than one set of printed Proxy Materials, then your shares may be registered in more than one name and/or are registered in different accounts. Please follow the voting instructions on each Notice of Internet Availability or each set of printed Proxy Materials, as applicable, to ensure that all of your shares are voted.

I share an address with another stockholder, and we received only one paper copy of the Notice of Internet Availability. How may I obtain an additional copy of the Notice of Internet Availability?

We have adopted a procedure approved by the SEC called "householding," under which we can deliver a single copy of the Notice of Internet Availability and, if applicable, the Proxy Materials, to multiple stockholders who share the same address unless we receive contrary instructions from one or more stockholders. This procedure reduces our printing and mailing costs. Stockholders who participate in householding will continue to be able to access and receive separate proxy cards. Upon written or oral request, we will promptly deliver a separate copy of the Notice of Internet Availability and, if applicable, the Proxy Materials, to any stockholder at a shared address to which we delivered a single copy of these documents. To receive separate copies of the Notice of Internet Availability and, if applicable, the Proxy Materials in the future, or, if you are receiving multiple copies, to request that we only send a single copy of the Notice of Internet Availability and, if applicable, the Proxy Materials to your household, you may contact us at ir@quantumscape.com or as follows:

QuantumScape Corporation
Attention: Investor Relations
1730 Technology Drive,
San Jose, California 95110
Tel: (408) 452-2000

Street name stockholders may contact their broker, bank or other nominee to request information about householding.

OTHER MATTERS

Stockholder Proposals or Director Nominations for 2027 Annual Meeting

If a stockholder would like us to consider including a proposal in our proxy statement for our 2027 annual meeting pursuant to Rule 14a-8 of the Exchange Act, then the proposal must be received by our corporate secretary at our principal executive offices on or before December 24, 2026. In addition, stockholder proposals must comply with the requirements of Rule 14a-8 regarding the inclusion of stockholder proposals in company-sponsored proxy materials. Proposals should be addressed to:

QuantumScape Corporation
Attention: Corporate Secretary
1730 Technology Drive
San Jose, California 95110

Our Bylaws also establish an advance notice procedure for stockholders who wish to present a proposal at an annual meeting, but do not seek to include the proposal in our proxy statement. In order to be properly brought before our 2027 annual meeting, the stockholder must provide timely written notice to our corporate secretary, at our principal executive offices, and any such proposal or nomination must constitute a proper matter for stockholder action. The written notice must contain the information specified in the Bylaws. To be timely, a stockholder's written notice must be received by our corporate secretary at our principal executive offices:

- no earlier than 8:00 a.m., Pacific time, on February 3, 2027, and

- no later than 5:00 p.m., Pacific time, on March 5, 2027.

In the event that the date our 2027 annual meeting is changed by more than 25 days of the one-year anniversary of this year's annual meeting, then, to be timely, such written notice must be received by our corporate secretary at our principal executive offices:

- no earlier than 8:00 a.m., Pacific time, on the 120th day prior to the day of our 2027 annual meeting, and

- no later than 5:00 p.m., Pacific time, on the later of the 90th day prior to the day of our 2027 annual meeting or, if the first public announcement of the date of our 2027 annual meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which public announcement of the date of our 2027 annual meeting is first made by us.

In addition to satisfying the requirements of our Bylaws, pursuant to Rule 14a-19 promulgated under the Exchange Act, if you intend to solicit proxies in support of director nominees other than our nominees, then we must receive notice providing the information required by Rule 14a-19 postmarked no later than April 4, 2027. However, if the date of our 2027 annual meeting is more than 30 days before or more than 30 days after June 3, 2027, then we must receive your notice by the close of business on the later of the sixtieth (60th) day prior to such meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made.

If a stockholder who has notified us of his, her or its intention to present a proposal or nomination at an annual meeting of stockholders does not appear in person (or by a qualified representative) to present his, her or its proposal or nomination at such annual meeting, then we are not required to present the proposal or nomination for a vote at such annual meeting.

Availability of Bylaws

A copy of our Bylaws may be obtained by accessing our filings on the SEC's website at www.sec.gov. You may also contact our corporate secretary at our principal executive offices for a copy of the relevant bylaw provisions regarding the requirements for making stockholder proposals and nominating director candidates.

Delinquent Section 16(a) Reports

Under Section 16 of the Exchange Act, our directors, executive officers and any persons holding more than 10% of our common stock are required to report initial ownership of our common stock and any subsequent changes in ownership to the SEC. Specific due dates have been established by the SEC, and we are required to disclose any failure to file required ownership reports by these dates. Based solely upon a review of forms filed with the SEC and the written representations of such persons, we are aware of no late Section 16(a) filings.

2025 Annual Report

Our financial statements for our fiscal year ended December 31, 2025, are included in our annual report, which we will make available to stockholders at the same time as this proxy statement. Our Proxy Materials are posted on our website at ir.quatumscape.com and are available from the SEC at its website at www.sec.gov. **You may also obtain a copy of our annual report, free of charge, by sending a written request to QuantumScape Corporation, 1730 Technology Drive, San Jose, California 95110, Attention: Investor Relations; or by electronic mail to ir@quantumscape.com.**

Information contained on, or that can be accessed through, our website is not intended to be incorporated by reference into this proxy statement, and references to our website address in this proxy statement are inactive textual references only.

* * *

The board of directors does not know of any other matters to be presented at the annual meeting. If any additional matters are properly presented at the annual meeting, the persons named in the proxy will have discretion to vote the shares of our common stock they represent in accordance with their own judgment on such matters.

It is important that your shares be represented at the annual meeting, regardless of the number of shares that you hold. You are, therefore, urged to vote as promptly as possible to ensure your vote is recorded.

THE BOARD OF DIRECTORS

San Jose, California
April 23, 2026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM   TO**

Commission File Number 001-39345

QUANTUMSCAPE CORPORATION
(Exact name of registrant as specified in its Charter)

Delaware	**85-0796578**
(State or Other Jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification No.)**
1730 Technology Drive	
San Jose, California	**95110**
(Address of Principal Executive Offices)	**(Zip Code)**

Registrant's telephone number, including area code: (408) 452-2000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.0001 per share	QS	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☒ NO ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). YES ☒ NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). YES ☐ NO ☒

As of June 30, 2025, the last day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant, based on the closing price of the shares of common stock on The New York Stock Exchange (the "NYSE"), was approximately $3.0 billion. Shares of common stock held by each executive officer and director and by each person who owns 10% or more of the outstanding common stock have been excluded from the foregoing calculation in that such persons may be deemed affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes. In December 2025, the registrant transferred the listing of its Class A Common Stock from the NYSE to The Nasdaq Stock Market LLC (Nasdaq Global Select Market).

The number of shares of the registrant's Class A Common Stock, par value $0.0001 per share outstanding was 575,291,274, and the number of shares of the registrant's Class B Common Stock, par value $0.0001 per share outstanding was 37,290,635, as of February 18, 2026.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement relating to its annual meeting of stockholders to be held in 2025, to be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year to which this Annual Report on Form 10-K relates, are incorporated herein by reference in Part III where indicated. Except with respect to information specifically incorporated by reference in this Annual Report on Form 10-K, such proxy statement is not deemed to be filed as part hereof.

Table of Contents

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Unless the context otherwise requires, all references to "QuantumScape," "we," "us," "our," or the "Company" in this Annual Report on Form 10-K (this "Report") refer to QuantumScape Corporation and its subsidiaries.

The Company makes forward-looking statements in this Report and in documents incorporated herein by reference. All statements, other than statements of present or historical fact included in or incorporated by reference in this Report, regarding the Company's future financial performance, the development of the Company's battery technology, as well as the Company's strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this Report, the words "anticipate," "believe," "continue," "could," "estimate," "expect," "intends," "may," "might," "plan," "possible," "potential," "predict," "project," "prospective," "should," "will," "would," the negative of such terms, and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management's current expectations, assumptions, hopes, beliefs, intentions and strategies regarding future events and are based on currently available information as to the outcome and timing of future events. The Company cautions you that these forward-looking statements are subject to risks and uncertainties, including those described in Part I, Item 1A, "Risk Factors" in this Report, most of which are difficult to predict and many of which are beyond the control of the Company and incident to its business. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make.

In addition, forward-looking statements in this Report and in any document incorporated herein by reference should not be relied upon as representing the Company's views as of any subsequent date, and the Company does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable laws.

As a result of a number of known and unknown risks and uncertainties, the Company's actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include those discussed in the section titled "Risk Factors" in this Report and in our other filings with the Securities and Exchange Commission ("SEC").

TECHNICAL GLOSSARY

Throughout this Annual Report on Form 10-K, we use several technical terms which are explained as follows:

A, B and C samples	The designation of progressive prototype maturity during the battery cell development process for automotive qualification by OEMs. Delivery of an A sample marks the beginning of the qualification process. Each successive alphabetic designation (e.g., B, C) represents advancement to the next development stage, while each numerical increment (e.g., B0, B1) signifies progress within that stage. The specifications for each sample designation are determined jointly with the OEM.
Anode	The negative electrode in a battery, serving as the host material for lithium ions during charging
Battery cycle life	The number of times a battery can be charged and discharged until its capacity is significantly reduced (e.g. to 70% or 80% of the initial capacity)
Capacity (battery)	The amount of charge a battery can store. May be measured in amp-hours (Ah)
Cathode	The positive electrode in a battery
Catholyte	The lithium-ion conductor in the cathode compartment of a battery
Dendrites	Growths of lithium metal that can pass through a separator and short circuit the cell
EV	Electric vehicle
Energy density	The amount of energy stored in a battery per unit volume (volumetric energy density which may be measured in Wh/L) or unit mass (specific energy, also known as gravimetric energy density which may be measured in Wh/kg)
ICE	Internal combustion engines
LFP	Lithium-iron-phosphate, a cathode active material
Lithium-ion battery	A conventional battery which uses liquid electrolyte to transport lithium ions between the cathode and anode to charge and discharge the battery
Lithium-metal battery	Advanced battery technology that uses lithium metal as the anode
NMC	Nickel-manganese-cobalt, a cathode active material
OEM(s)	Original Equipment Manufacturer(s), which in the context of this Report, are companies that design, produce and sell vehicles under their own brand names
Power (battery)	The rate at which a battery can be discharged or charged
QSE-5	Our first planned product, a ~5 Amp hour solid-state lithium-metal battery cell
Separator	A material in between the cathode and anode that prevents physical contact between the positive and negative electrodes. Our cell design includes a separator that consists of an inorganic solid ceramic film that has characteristics of both a separator and an electrolyte, and we sometimes refer to our proprietary solid-state electrolyte-separator as "electrolyte-separator", "solid-state separator", or "solid-state electrolyte-separator".
Solid-state battery	Next-generation battery technology that comprises a solid separator

Item 1. Business.

Overview

QuantumScape is a leader in developing next-generation solid-state lithium-metal battery technology for EVs and other applications. QuantumScape Battery Inc. was founded in 2010 with the mission to revolutionize energy storage to enable a sustainable future.

We are in the midst of a once-in-a-century shift in automotive powertrains, from ICE to clean EVs. After 30 years of gradual improvements in conventional lithium-ion batteries, the benefits of EVs have been demonstrated, principally in the premium passenger car market. However, there are fundamental limitations inhibiting widespread adoption of battery technology, and we believe the automotive market needs a step change in battery technology to make mass market EVs competitive with the fossil fuel alternative.

We have spent over a decade developing a proprietary solid-state battery technology to meet this challenge. QuantumScape's solid-state lithium-metal battery technology is designed to offer greater energy density, faster charging, and enhanced safety when compared to today's conventional lithium-ion batteries. We believe no other lithium-metal battery technology has demonstrated the capability of achieving automotive rates of power with acceptable battery cycle life at modest levels of pressure (approximately 3 to 4 atmospheres ("atm")).

Since 2012, we have developed a strong partnership with Volkswagen Group of America Investments, LLC ("VGA") and certain of its affiliates (together with VGA, "Volkswagen"). Volkswagen is one of the largest car companies in the world and, over the last ten years, Volkswagen has invested approximately $380 million in us. Over the course of our relationship, Volkswagen has successfully tested multiple generations of certain of our single-layer and multilayer prototype cells at automotive rates of power. In July 2024, we entered into a Collaboration Agreement (the "Collaboration Agreement") with PowerCo SE ("PowerCo"), a battery cell company wholly owned by Volkswagen, with the goal of PowerCo industrializing QS technology based on QSE-5. In July 2025, we entered into an amendment and restatement of the Collaboration Agreement (the "PowerCo Amendment", together with the Collaboration Agreement, the "PowerCo Collaboration Agreement"), and entered into a statement of work outlining the scope and responsibilities of the joint scale-up team working at our battery development pilot line in San Jose, California for the development, validation, demonstration, and initial commercialization of QS battery cell technology based on QSE-5 and toward the transfer of such technology into cell size determined by PowerCo (the "Project"). PowerCo has agreed to contribute up to $130.7 million for the Project over the next two years, subject to the completion of certain milestones by the joint scale-up team.

In addition to the signed agreements with PowerCo with the goal of commercializing our battery technology, we intend to continue working closely with automotive OEMs to make our solid-state battery cells widely available over time. We have also signed agreements, including customer sampling, technology evaluation and joint development agreements, with a number of OEMs, ranging from leading manufacturers by global revenue to premium performance and luxury carmakers, to collaborate with us in the testing and validating of our solid-state battery cells with the goal to include such cells into pre-production prototype vehicles and ultimately into serial production vehicles. We are currently focused on automotive EV applications, which have among the most stringent sets of requirements for batteries. Meanwhile, we see opportunities for our solid-state battery technology in other large and growing markets including consumer electronics, data centers, defense, and others and we intend to explore such opportunities as appropriate.

We believe that our technology enables a variety of business models and presents opportunities with a variety of potential customers, such as automotive OEMs, end-users, and licensees, as applicable. In addition to the collaboration with PowerCo, which contemplates payments for collaboration activities and a licensing arrangement, we may operate solely-owned manufacturing facilities, license technology to other manufacturers, or enter into joint venture arrangements, among other approaches. We are also building a global ecosystem of partners, including but not limited to our customers, suppliers and vendors, around our technology platform, creating additional licensing and monetization opportunities for the company and its shareholders. We intend to continue to invest in research and development to improve battery cell performance, improve production processes, and reduce cost.

Industry Background

Shift to EVs

Consumers are increasingly considering EVs for a variety of reasons including better performance, growing EV charging infrastructure, significantly lighter environmental impact, and lower maintenance and operating costs. Automakers such as Tesla, Inc., Rivian and Lucid Motors have demonstrated that premium EVs can deliver a compelling alternative to fossil fuels. As EVs become more competitive and more affordable, we believe that they will continue to take market share from ICE vehicles. Indeed, in 2025 the market share of battery-electric and plug-in hybrid vehicles has risen sharply in many regions, especially Europe, with a sharp decline in new petrol and diesel sales in these markets. We believe that this shift will continue to occur across vehicle types and market segments. This transition is unfolding during a challenging period for many auto OEMs, marked by shifting demand and ongoing industry adjustments. The inherent limitations of lithium-ion battery technology continue to impede improvements in EV competitiveness on range and charging times compared with ICE vehicles.

Current Battery Technology Will Not Meet the Requirements for Broad Adoption of EVs

Despite the significant progress in the global shift to EVs, in the U.S. the market remains dominated by ICE vehicles. According to International Energy Agency, more than 20% of global new car sales in 2024 were electric, including plug-in hybrids. For EVs to be adopted globally at scale across market segments, batteries need to improve. In particular, we believe there are five key requirements to drive broad adoption of EVs:

- *Battery capacity (energy density).* EVs need to be able to drive over 300 miles on a single charge to be competitive with ICE vehicles and achieve broad market adoption. The space required for conventional lithium-ion battery technology limits the range of many EVs. Higher energy density will enable automotive OEMs to increase battery pack energy without increasing the size and weight of the vehicle's battery pack.

- *Fast charging capability.* EV batteries need to be fast charging to replicate the speed and ease with which a gasoline car can be refueled. We believe this objective is achieved with the ability to charge from 10% to 80% capacity in approximately 15 minutes or less, faster than today's conventional batteries can deliver without materially degrading battery cycle life.

- *Safety (nonflammable).* EV batteries need to replace as many of the flammable components in the battery as possible with non-flammable equivalents to reduce the extent of damage caused by a fire. With current batteries, many failure conditions can result in fires, for example malfunctions that can result in short-circuits and battery damage from accidents.

- *Battery cycle life.* Batteries need to be usable for the life of the vehicle, typically 12 years or 150,000 miles. If the battery fades prematurely, EVs will not be an economically practical alternative.

- *Cost.* Mass market adoption of EVs requires a battery that is capable of high performance while remaining cost competitive.

Since these requirements have complex interlinkages, most manufacturers of conventional lithium-ion batteries used in today's cars are forced to make trade-offs. For example, conventional batteries can be fast charged, but at the cost of adversely impacting their battery cycle life.

We believe that a battery technology that can meet these requirements will enable an EV solution that is much more broadly competitive with ICE vehicles. According to the Organisation Internationale des Constructeurs d'Automobiles, approximately 93 million vehicles were produced in 2024 across the auto industry, representing a significant untapped demand for a battery that meets these requirements.

Limitations of Conventional Lithium-ion Battery Technologies

The last significant development in battery technology was the commercialization of lithium-ion batteries in the early 1990s which created a new class of batteries with higher energy density. Lithium-ion batteries have enabled a new generation of mobile electronics, efficient renewable energy storage, and the start of the transition to electrified mobility.

Since the 1990s, conventional lithium-ion batteries have gradually improved in energy density. Most increases in energy density have come from improved cell design and incremental improvements in cathode and anode technology. However, there is no Moore's law in batteries—it has taken conventional lithium-ion batteries at least 10 years to double in energy density and it has been approximately 30 years since the introduction of a major new high-energy chemistry. As the industry approaches the theoretical limit of achievable energy density for lithium-ion batteries, we believe a new architecture is required to deliver meaningful gains in energy density.

Batteries have a cathode (the positive electrode), an anode (the negative electrode), a separator that prevents contact between the anode and cathode, and an electrolyte that transports ions but not electrons. A conventional lithium-ion battery (as shown in the figure below) uses a liquid electrolyte, a polymer separator, and an anode made principally of carbon (graphite) or a carbon/silicon composite. Lithium ions move from the cathode to the anode when the battery is charged and vice versa during discharge.

Conventional Lithium-Ion Battery Architecture



In a fully discharged lithium-ion cell, the lithium in the cell resides in the cathode. When the cell is charged, lithium ions move from the cathode to the anode, where they diffuse into the carbon particles that make up the anode. In the fully charged state, the lithium ions sit in the anode. When the battery is discharged, these lithium ions are allowed to move back from the anode to the cathode, and in the process, energy can be extracted from the system.

One limit to the energy density of conventional lithium-ion batteries is imposed by the anode, which provides a host material made of carbon (graphite) and/or silicon to hold the lithium ions, preventing them from binding together into pure metallic lithium and porous separators, can form growths of lithium known as dendrites, which can penetrate through the separator and short-circuit the cell.

While using a host material in the anode is an effective way to prevent dendrites, this host material adds volume and mass to the cell, adds cost to the battery, and limits the battery cycle life due to side reactions at the interface with the liquid electrolyte. The rate at which lithium diffuses through the anode also limits the maximum cell power.

The addition of silicon to a carbon anode provides a boost to energy density relative to a pure carbon anode. However, silicon is a host material that not only suffers from the limitations of carbon as discussed above, but also introduces cycle life challenges as a result of the repeated expansion and contraction of the silicon particles, since silicon undergoes significantly more expansion than carbon when hosting lithium ions. Furthermore, the voltage of the lithium-silicon reaction subtracts from the overall cell voltage, reducing cell energy.

Lithium-Metal Anode Required to Unlock Highest Energy Density

We believe that an anode-free lithium-metal cell is the most promising approach that can break out of the constraints inherent in conventional lithium-ion batteries and enable significant improvements in energy density.

Our battery cells have none of the host materials used in conventional anodes. Our cells are “anode-free” in that they are manufactured without anodes in a discharged state. When the cell is first charged, lithium-ion moves out of the cathode, diffuses through our solid-state electrolyte-separator and plates in a thin metallic layer directly on the anode current collector, forming a lithium-metal anode. When the battery cell is discharged, the lithium diffuses back into the cathode. Eliminating the host material reduces the size and weight of the battery cell and eliminates the associated materials and manufacturing costs. This results in the highest theoretical gravimetric energy density for a lithium-based battery system if the system can be manufactured without excess lithium on the anode.

Lithium-metal anodes are generally compatible with conventional cathode materials, and lithium-metal batteries will derive some benefit from continued improvement in conventional cathode materials. Moreover, lithium-metal anodes may enable future generations of higher energy cathodes, such as the metal fluorides, that may not achieve significant energy density gains when used with lithium-ion anodes, as shown in the figure below.

Modeled Cell Specific Energy



Lithium-Metal Anode Required
Modeled Cell Energy Density [Wh/kg]
600
500
400
300
200
100
0
LiFeBO3
LiVPO4F
LiMnPO4
LiNi0.5Mn1.5O4
HE-NMC
Li2MnSiO4(2Li)
NMC811
NCA
FeF2
CoF2
NiF2
FeF3
Cathode Materials
Lithium-Metal Anode
Lithium-Metal Batteries
Graphite / Silicon Anode
Graphite Anode
Conventional Lithium-Ion Batteries
Key Takeaways
Lithium-metal anode enables high energy density
We believe lithium metal cannot be used without a solid-state electrolyte-separator

Source: Andre et al, J Mater Chem A. (2015) 6709
Note: Modeled cell specific energy is based on traditional cell designs and architectures

Although the industry has understood for over 40 years the potential benefits of lithium-metal anodes, the industry has not been able to develop a separator that makes a lithium-metal anode practical for rechargeable battery applications.

Solid-State Electrolyte-Separator Required to Enable Lithium-Metal Anode

We believe that a lithium-metal battery requires that the porous separators used in conventional lithium-ion batteries be replaced with a solid-state electrolyte-separator capable of conducting lithium ions between the cathode and anode at rates comparable to conventional liquid electrolyte while also suppressing the formation of lithium dendrites. While various solid-state separators have been shown to operate at low power densities, such low power densities are not useful for most practical applications. To our best knowledge, we are the only company that has been able to demonstrate a solid-state separator for lithium-metal batteries capable of resisting dendrite formation at higher power densities such as those required for automotive applications, and fast charging, for at least 800 cycles at around 25 °C.

We believe that our ability to develop this proprietary solid-state electrolyte-separator will enable the shift from lithium-ion to lithium-metal batteries.

Our Technology



Our proprietary solid-state lithium-metal cell represents the next-generation of battery technology.

Eliminating the anode host material found in conventional lithium-ion cells increases the volumetric energy density. A pure lithium-metal anode also enables the theoretically highest gravimetric energy density for a lithium battery system, if the system can be manufactured without excess lithium on the anode.

Our cell design includes an inorganic solid ceramic film that has characteristics of both a separator and an electrolyte. This ceramic solid-state electrolyte-separator is our core technology breakthrough that enables reliable cycling of the lithium-metal anode battery. A working solid-state electrolyte-separator is needed to prevent the formation of dendrites that would normally grow through a traditional porous separator and short circuit the cell. An effective solid-state electrolyte-separator requires a solid material that has ionic conductivity in a range similar to liquid electrolytes, is chemically stable next to lithium — one of the most reactive elements in the periodic table — and is able to resist the formation of dendrites. Our team has worked over ten years to develop a composition that meets these requirements and to develop techniques necessary to manufacture the electrolyte-separator material at scale. We have a number of patents covering both the composition of this material and key steps of its manufacturing process. While current generations of our prototype battery cells contain our proprietary solid-state electrolyte-separator and an organic liquid cathode electrolyte (i.e. catholyte), solid catholyte materials are part of our ongoing research and development investigations.

Our Cells and Separator


QS POWER
QS POWER
QS POWER
QS Solid-State Electrolyte-Separator

Our solid-state electrolyte-separator is a dense, entirely inorganic ceramic. As shown in the figure above, it is made into a film that is thinner than a human hair and then cut into pieces. Our separator is flexible because it has a low defect density and is thin. In contrast, typical household ceramics are less flexible and can break due to defects which can reduce structural integrity.

Our unit cell consists of a double-sided cathode with a solid-state electrolyte-separator and anode current collector on either side. We stack these unit cells together to form multilayer cells that can be built into a battery package. We first demonstrate new functionality using these unit cells.


Major Architectural Components
Multilayer Stack (24 Layers Example)1
(24 layers = 12 unit cells)
Unit Cell
(bi-layer stack)
Unit Stack
(single-layer cell)
Anode Current Collector
Manufactured Anode-free
Solid-State Electrolyte-Separator
Cathode Active Material
Catholyte
Cathode Current Collector

(1) For illustrative purposes only. Designs vary based on customer specifications.

In 2022, we shipped A0 prototype battery cells to multiple automotive OEMs for testing. In 2024, we began producing low volumes of our first B-sample cells, and we began shipping these cells for automotive customer testing. These are B-samples of our first product, QSE-5 a ~5 amp-hour cell with measured performance of over 800 Wh/L, and < 15 minute fast charge from 10% to 80% of capacity. However, our potential customers may require the development of cells with different capacities, layer counts or dimensions. In 2025, together with Volkswagen and PowerCo, we had the first live demonstration of our solid-state lithium-metal battery technology powering a Ducati V21L electric motorcycle at the IAA Mobility event that included B1 samples of our QSE-5 cell from our more efficient separator production processes.

As we move from prototypes to commercial products, we will need to continue improving the quality and consistency of materials and processes for higher volume manufacturing. We need more production capacity to make the large number of multilayer cells needed for testing and for process optimization, including yield improvement and reliability. In 2025, we installed our highly automated battery cell pilot production line that we expect will increase both output and reliability.

Our cathodes use a conventional cathode active material such as NMC mixed with a catholyte made of an organic liquid. We plan to benefit from industry cathode chemistry improvements and/or cost reduction, which in the future may include use of other cathode active materials, including cobalt-free compositions (e.g., LFP), as well as cathode processing advances such as dry electrode processing. Over the years, we have developed catholytes made of differing mixtures of organic liquid electrolyte in an effort to optimize performance across multiple metrics such as voltage, temperature, power, and safety, among others. We continue to test solid, gel and liquid catholytes from time to time in our cells. The solid catholyte is part of our ongoing research and development investigation into inorganic catholytes. Our solid-state cathode platform is being designed to enable higher rates of charge and discharge for even thicker cathode electrodes, which, when combined with a lithium-metal anode, may further increase cell energy densities.

We have developed a new cell format that combines features of a conventional pouch cell and a prismatic cell to address the challenges of lithium-metal expansion. This cell architecture is designed to accommodate expansion as the cell charges and the anodes of each layer are plated with lithium metal, and conversely, the contraction as the cell discharges. Additionally, the format is designed to allow the cell to simultaneously dissipate excess heat during fast charging, function with or without externally applied pressure, enable high-volume manufacturing and pack integration, and offer good packaging efficiency to achieve our cell-level energy density targets.

We believe our battery technology may provide significant improvements in energy density compared to today's conventional lithium-ion batteries, as shown in the figure below.



† QS projections and targets based on existing estimates and model assumptions Sources: Li-ion cell energy density from batemo.com database, charge times from ev-database.org and insideevs.com (for Rivian R1T)

Benefits of Our Technology

We believe our battery technology will enable significant benefits across battery capacity, charging rate, safety, and cycle life while minimizing cost. We believe these benefits will provide significant value to automotive OEMs by enabling greater customer adoption of their EVs. By solving key pain-points such as 15-minute fast charging from 10% to 80% of capacity, we believe our battery technology will enable the delivery of an EV experience that is significantly more competitive with fossil fuel vehicles than what today's EVs can achieve with conventional lithium-ion batteries.

Our battery technology is intended to meet the five key requirements we believe will enable mass market adoption of EVs:

- ***Energy density.*** Our battery design is intended to increase volumetric and gravimetric energy density by eliminating the carbon/silicon anode host material found in conventional lithium-ion cells. This increased energy density will enable EV manufacturers to increase range without increasing the size and weight of the battery pack, or to reduce the size and weight of the battery pack which can reduce the cost of the battery pack and other parts of the vehicle.

- ***Fast charging capability.*** Our battery technology containing our solid-state separator material has been tested to demonstrate the ability to charge from 10% to 80% capacity in approximately 15 minutes or less, which is generally faster than the charge rate today's conventional batteries can deliver without materially degrading battery cycle life. In these conventional batteries, the limiting factor for charge rate is the rate of diffusion of lithium ions into the anode. If a conventional battery is charged at high rate, especially at high state-of-charge or low temperature, lithium can start plating on carbon particles of the anode rather than diffuse into the carbon particles. This reduces cell capacity and increases the risk of dendrites that can short circuit the cell. With a lithium-metal anode enabled by our solid-state separator, we expect the lithium to be plated as fast as the cathode can deliver it. Nonetheless, repeated fast-charging of battery cells may result in cycle life degradation, as is the case in conventional lithium-ion batteries.

- ***Enhanced safety.*** Our solid-state battery cell uses a ceramic separator which is not combustible and we believe is therefore safer than conventional polymer separators. This ceramic separator is also capable of withstanding temperatures considerably higher than those that would melt conventional polymer separators, providing an additional measure of safety. Although additional safety tests need to be performed as our materials and processes evolve, in 2023 we ran a suite of safety tests on a limited number of our A0 prototype cells, including nail penetration, overcharge, external short circuit, and thermal stability testing up to 300°C (higher than the 180°C melting point of lithium). The A0 prototype cells successfully passed these automotive safety tests according to the specification set by a leading OEM, with hazard levels of 3 or lower as defined by EUCAR and SAE J2464 standards. One noteworthy result from prototype cell testing was demonstrating thermal stability up to 300°C; for reference, we tested conventional high-energy lithium-ion cells, which burst into flames between 174°C and 185°C. In 2024, we again performed nail penetration, overcharge, external short circuit, and thermal stability testing up to 300°C and our B0 samples passed these tests with hazard levels of 3 or lower as defined by EUCAR and SAE J2464 standards. Notwithstanding the foregoing, we note that although the A0 and B0 prototype cells have passed these automotive safety tests performed in our laboratories, we have been able to test these cells to the point of failure under additional modified test conditions. Moreover, these safety test results for the A0 and B0 prototype cells are not necessarily representative of those of subsequent generations of our cells since safety is a function of a cell's materials composition, which changes from one generation of cells to the another. We will continue safety testing under different conditions, including on aged cells. We also need to test a much larger sampling of cells to ensure statistical significance.

- ***Battery cycle life.*** We are designing our technology to enable increased battery cycle life relative to conventional lithium-ion batteries. In a conventional cell, a reason that battery capacity fades over time is the gradual irreversible loss of lithium due to side reactions between the liquid electrolyte and the anode. By eliminating the anode host material, we expect to eliminate those anode side reactions to enable longer battery cycle life. Our top-performing A0 prototype cell in one prospective customer's battery testing labs achieved over 1,000 full cycle equivalents with over 95% discharge energy retention, using customer-specified test conditions of C/3 charge and C/2 discharge with our standard temperature and pressure conditions, and 100% depth of discharge. This performance exceeds the cycle life and capacity retention implied by battery warranties for many of today's best-selling EVs in the U.S. market, which typically guarantee that high-voltage batteries will retain at least ~70 % of rated capacity for 8–10 years or 100,000–150,000 miles depending on the model and manufacturer.

- ***Cost.*** Our battery technology eliminates the anode host material and the associated manufacturing costs, providing a structural cost advantage compared to traditional lithium-ion batteries. When comparing manufacturing facilities of similar scale and upon achieving process maturity, we estimate that eliminating these costs has the potential to provide cost savings compared to the costs of building traditional lithium-ion batteries.

Our Competitive Strengths

Only lithium-metal battery technology showing capability to meet automotive requirements for power, cycle life, and temperature range to our knowledge. We have built and tested single-layer and multilayer solid-state cells and have demonstrated that our technology shows the capability to meet automotive requirements for power, cycle life, temperature range, and safety. Since 2018 Volkswagen has tested multiple generations of our prototype cells, including single-layer and multilayer prototype cells. In 2024, Volkswagen announced it had successfully tested our A0 prototype cells at automotive rates of power, noting that the A0 prototype cell was also able to meet the requirements for other test criteria such as fast charging capability, safety and self-discharge. While we signed an agreement with PowerCo with the goal of commercializing our battery technology, we intend to continue working closely with automotive OEMs to make our solid-state battery cells widely available over time. In addition, we have signed customer sampling, technology evaluation and joint development agreements with a number of OEMs, ranging from leading manufacturers by global revenue to premium performance and luxury carmakers, to collaborate with us in the testing and validating of our solid-state battery cells with the goal to include such cells into pre-production prototype vehicles and ultimately into serial production vehicles.

Partnership with one of the world's largest automotive OEMs. We are partnered with Volkswagen, one of the largest automakers in the world. Volkswagen has been a major investor since 2012 and has invested approximately $380 million in us. In addition, in July 2024, we entered into the Collaboration Agreement with PowerCo, a battery cell company wholly owned by the Volkswagen Group, with the goal of PowerCo industrializing the solid-state lithium-metal battery technology we intend to use in our first planned product—the QSE-5. In July 2025, we entered into the PowerCo Amendment and a statement of work outlining the scope and responsibilities of the joint scale-up team.

High barriers to entry and extensive patent and intellectual property portfolio. As of December 31, 2025, we owned, or licensed on an exclusive basis, more than 400 U.S. and foreign patents and patent applications – including broad fundamental patents around our core technology. Our IP strategy is to continually expand and strengthen our portfolio to extend our protection runway and support future commercialization. Our proprietary solid-state separator uses the only material we know of that can cycle lithium at automotive-level current densities and room temperature without forming dendrites. We have a range of patents, including patents that cover:

- Material compositions, including the optimal compositions as well as wide-ranging coverage of a number of variations for the separator and other battery components;

- Enabling battery technology and methods required to incorporate a separator into a battery;

- Manufacturing technology, protecting the way to make the separator at scale without semiconductor-style vacuum production or batch processes used in traditional ceramics; and

- Material dimensions, including our proprietary separator, covering any separator with commercially practical thicknesses for a solid-state battery.

Significant development focused on next-gen battery technology for automotive and other applications. We have spent over a decade developing our battery technology. Many of our technical team members have worked at large battery manufacturers and automotive OEMs. Through its experience, our team has significant technical know-how and is supported by extensive facilities and equipment, development infrastructure, and data analytics.

Designed for volume production. Our battery cells are designed to use earth-abundant materials and processes suitable for higher volume production. Our earlier-generation manufacturing process for our proprietary solid-state separator used equipment that was already available at scale in the battery or ceramics industries. We are developing subsequent, proprietary higher-volume separator manufacturing processes that seek to further reduce cost, increase throughput, and improve quality. While preparing for scale production, we have purchased or tested production-intent equipment from the world's leading vendors. In particular, we expect to produce our proprietary solid-state separator using scalable heat treatment to process separator films more rapidly while applying less total heat energy per film. Although our separator material is proprietary, the inputs are readily available and can be sourced from multiple suppliers across different geographies.

Structural cost advantage leveraging industry cost trends. Aside from the solid-state separator, our battery is being designed to use many generally available materials and processes that are standard across today's battery manufacturers. As a result, we expect to benefit from the projected industry-wide cost declines for these materials that result from process improvements and economies of scale. We believe that the manufacturing of our solid-state battery cells at scale provides us with a structural cost advantage because our battery cells are manufactured without an anode.

Our Growth Strategy

Continue to develop our commercial battery technology and manufacturing capabilities. We will continue developing our battery technology with the goal of enabling commercial production. We have demonstrated capabilities of our solid-state separator and battery technology in single-layer and multilayer cell cycling data. In 2022, we shipped our first A0 prototype battery cells to multiple OEMs for testing. In 2024, we shipped B0 samples of our first commercial product, the QSE-5. In 2025, together with Volkswagen and PowerCo, we had the first live demonstration of our solid-state lithium-metal battery technology powering a Ducati V21L electric motorcycle at the IAA Mobility event that included B1 samples of our QSE-5 cell from our more efficient separator production processes. As we move from prototypes to commercial products, we will need to continue improving the quality and consistency of materials and processes for higher volume manufacturing, including increased precision through automation and process control, quality of material inputs, and particle reduction across our process flow. We will continue to work to further develop and validate the volume manufacturing processes to enable higher volume manufacturing by our licensing partners and minimize manufacturing costs. We will continue to work on increasing the yield of our solid-state separator and to increase utilization of manufacturing equipment.

Expand relationships with other automotive OEMs. While we expect Volkswagen will be the first to commercialize vehicles using our battery technology, we are, and over the next few years intend to continue, working closely with other automotive OEMs to make our solid-state battery cells widely available over time. Subject to the terms of the PowerCo Collaboration Agreement, we are not prohibited from working in parallel with other automotive OEMs or other non-automotive companies to commercialize our technology. We have signed customer sampling, technology evaluation and joint develop agreements with a number of OEMs, ranging from leading manufacturers by global revenue to premium performance and luxury carmakers, to collaborate with us in the testing and validation of our solid-state battery cells with the goal to include such cells into pre-production prototype vehicles and ultimately into serial production vehicles.

Expand target markets. We are currently focused on automotive EV applications, which have the most stringent set of requirements for batteries. However, we see opportunities for our solid-state battery technology in other large and growing markets including consumer electronics, data centers, defense, and others and we intend to explore such opportunities as appropriate.

Expand commercialization models. Our technology is being designed to enable a variety of business models and presents opportunities with a variety of potential customers, such as automotive OEMs, end-users, and licensees, as applicable. In addition to collaboration with PowerCo, which contemplates payments for collaboration activities and a licensing arrangement, we may operate solely-owned manufacturing facilities, license technology to other manufacturers, or enter into joint venture arrangements, among other approaches. We are also building a global ecosystem of partners, including but not limited to our customers, suppliers and vendors, around our technology platform, creating additional licensing and monetization opportunities for the company and its shareholders. We intend to continue to invest in research and development to improve battery cells performance, improve production processes and reduce cost.

Manufacturing Process Development

In 2025, we installed our highly automated battery cell pilot production line at our facilities in San Jose, California to, upon ramp up, provide a sufficient quantity of separators and cells for internal development, customer sampling, and higher volumes of QSE-5 cells. Our pilot line consists of a highly automated line intended to provide sufficient capacity and process maturity to engage in the automotive qualification process. Ultimately, our pilot line is intended to serve as the basis for continued manufacturing process development for the subsequent scale up of our manufacturing capabilities, including to support collaboration and future technology transfer activities as part of the collaboration and licensing arrangements with PowerCo as well as potential future commercial arrangements.

Our battery manufacturing process is being designed to be very similar to that of conventional lithium-ion battery manufacturing, with a few exceptions:

- We use a proprietary separator material instead of the porous polyolefin separator used in lithium-ion cells.

- We assemble our cell by stacking these separators together with cathodes and current collectors using proprietary joining methods.

- Our architecture eliminates the need for anode manufacturing, reducing capital investment and lowering operating costs.

- Our cell design allows us to shorten the weeks-long aging process required for conventional lithium-ion cells, thus decreasing manufacturing cycle time and reducing working capital needs.

Our architecture depends on our proprietary solid-state separator. Though our separator design is unique, our manufacturing process leverages established or similar high-volume production processes already deployed in other industries. We are developing subsequent higher-volume separator manufacturing processes, including with our ecosystem partners, that seek to further reduce cost, increase throughput, and improve quality of our ceramic separators.

We plan to source many input materials from industry leading suppliers to the lithium-ion battery industry, and we already have strategic relationships in place with the industry's leading vendors of cathode material, the most critical purchased input to our cell, along with leading vendors of other less critical inputs. Our solid-state separator is made from abundant materials produced at industrial scale in multiple geographies.

Relative to conventional lithium-ion cells, our technology eliminates the anode material cost (e.g., carbon/silicon host material, electrolyte in the anode) and reduces manufacturing costs (e.g., no anode related manufacturing costs, reduced formation costs). This enables savings in materials, capital equipment and manufacturing time, as illustrated in the graphic below.



Cathode Material
Solvent
Binder / Other
Collector
Mixing
Cooling / Drying
Roll Pressing
Slitting / Notching
Drying
QS
proprietary solid-state electrolyte-separator
Stacking
Electrolyte-Separator
Packing
Cell Container
Formation
Reduced
Testing
Cell
Anode Material
Solvent
Binder / Other
Collector
Mixing
Cooling / Drying
Roll Pressing
Slitting / Notching
Drying

Partnerships

Volkswagen Collaboration

QuantumScape has had a strong collaborative relationship with Volkswagen since 2012. Our collaboration initially focused on the testing and evaluation of our battery technology with Volkswagen engineers working closely with our engineering team on our technology development efforts and battery testing. Volkswagen has made several rounds of equity investments in QuantumScape, and senior executives of Volkswagen joined our board of directors (the "Board"). During the early part of this collaboration, we worked closely with members of Volkswagen's global research and development team and then with Volkswagen's Center of Excellence for Battery Cells, which was tasked with commercializing battery technologies within Volkswagen. Currently, Dr. Günther Mendl, Head of Battery Center of Excellence, Volkswagen AG, and Sebastian Schebera, Head of Strategic Partnerships, Volkswagen AG, are members of the Board.

PowerCo Collaboration

In July 2024, we entered into the Collaboration Agreement with the goal of PowerCo industrializing the QS technology based on QSE-5. PowerCo was formed by Volkswagen in 2022 as a company intended to consolidate Volkswagen's activities in the development and production of battery cells. In connection with the Collaboration Agreement and subject to the completion of certain milestones, we and PowerCo intend to enter into a license agreement (the "PowerCo IP License Agreement") under which we will grant PowerCo a non-exclusive, limited, royalty-bearing license to use the QS technology based on QSE-5 for the purpose of manufacturing and selling batteries primarily for automotive applications, and PowerCo will pre-pay an initial royalty fee of $130 million, against which any future royalties due will be credited. The initial royalty will be subject to a time-based diminishing clawback if the PowerCo IP License Agreement is terminated early by PowerCo under certain conditions.

In July 2025, we entered into the PowerCo Amendment and a statement of work outlining the scope and responsibilities of the joint scale-up team working at our battery development pilot line in San Jose, California for the development, validation, demonstration, and initial commercialization of QS battery cell technology based on QSE-5 and toward the transfer of such technology into cell size determined by PowerCo (the "Project"). PowerCo has agreed to contribute up to $130.7 million for the Project over the next two years, subject to the completion of certain milestones by the joint scale-up team.

Research and Development

We conduct research and development at our headquarters facility in San Jose, California. Research and development activities concentrate on making further improvements to our battery technology including subsequent generations of prototype samples incorporating advances in cell functionality, process and reliability, and on improving the maturity of our production processes and pilot line.

Our research and development currently includes programs for the following areas:

- *Continued improvement of the cathode.* Our cathodes use a conventional cathode active material such as NMC mixed with a catholyte made of an organic liquid. We plan to benefit from industry cathode chemistry improvements and/or cost reduction, which in the future may include use of other cathode active materials, including cobalt-free compositions (e.g., LFP), as well as cathode processing advances such as dry electrode processing. Over the years, we have developed catholytes made of differing mixtures of organic liquid electrolyte in an effort to optimize performance across multiple metrics such as voltage, temperature, power, and safety, among others. We continue to test solid, gel and liquid catholytes from time to time in our cells. The solid catholyte is part of our ongoing research and development investigation into inorganic catholytes. Our solid-state cathode platform is being designed to enable higher rates of charge and discharge for even thicker cathode electrodes, which, when combined with a lithium-metal anode, may further increase cell energy densities.

- *Continued improvement in quality, consistency and reliability.* We are working to improve the quality and uniformity of our cells, including our separators, to further improve, among other things, the cycling behavior, power, operating conditions, and reliability of our cells. For some of our early-generation processes, we used methods of continuous processing found at scale in both the battery and ceramic industries. In 2025, we installed our proprietary separator production platform designed to enable faster, more energy-efficient separator production with a smaller equipment footprint compared to earlier processes. We are working on continuous improvement of these processes, including better quality, consistency, and higher throughput through further automation and process control (including specification tightening and adding or improving inspection points along the production process flow), quality of material inputs, and particle reduction across our process. We also continue developing subsequent methods not typically used in ceramics that offer significant potential cost savings and separator production improvement.

- *Continued improvement in throughput.* We continue to invest and deploy resources to automate and scale up our cell build production process, including designing, purchasing and installing higher throughput equipment, to improve the efficiency and efficacy of our production processes and to achieve higher battery cell output. Increasing separator and battery cell production provides the additional volumes needed to support internal development, prototype sampling to prospective customers, technology demonstrations, product integration efforts, supply chain development, and technology transfer activities.

- *Cell design.* We have demonstrated capabilities of our solid-state separator and battery technology in single-layer and multilayer solid-state cells in commercially relevant areas (ranging from approximately 60x75mm to 70x85mm). In order to advance the maturity of our prototype cells and produce commercially viable solid-state battery cells, we must produce battery cells that achieve target cell design and capacities set by our customers and we may have to vary cell layer count, dimensions, and packaging; while we target our first commercial product, the QSE-5, to have approximately 5 amp-hours of capacity, the exact number of layers and dimensions will vary and depend upon customer specifications, cell design considerations, and other factors. We will need to overcome production challenges to produce sufficient volumes of our separators and prototype battery cells to complete development of our first commercial product and for customer evaluation and product qualification purposes, as well as subsequent cell designs that may require different capacity, layer counts, dimensions, and packaging.

- *Battery module and pack design.* We are conducting research and development focused on battery module and pack design to support the integration of our solid‑state battery cells into complete battery systems. These efforts include evaluating mechanical, thermal, electrical, and safety considerations at the module and pack levels, as well as assessing manufacturability, scalability, and system‑level performance. Our work in this area is intended to inform potential future product configurations and support customer integration, testing, and qualification activities.

Intellectual Property

The success of our business and technology leadership is supported by our proprietary battery technology. We rely upon a combination of patents, trademarks and trade secrets in the United States and other jurisdictions, as well as license agreements and other contractual protections, to establish, maintain and enforce rights in our proprietary technologies. In addition, we seek to protect our intellectual property through nondisclosure and invention assignment agreements with our employees and consultants and through non-disclosure agreements with business partners and other third parties. We regularly file applications for patents and have a significant number of patents in the United States and other countries where we expect to do business. Our patent portfolio is deepest in the area of solid-state separators with additional areas of strength in anodes, next-generation cathode materials, and cell, module, and pack design specific to lithium-metal batteries. Our trade secrets primarily cover manufacturing methods.

As of December 31, 2025, we owned, or licensed on an exclusive basis, more than 180 issued U.S. patents and patent applications, and more than 220 granted foreign patents and patent applications. Certain key patents are expected to expire between 2034 and 2043. Our IP strategy is to continually expand and strengthen our portfolio to extend our protection runway and support future commercialization.

Competition

The EV market, and the battery segment in particular, is rapidly evolving and highly competitive. With the introduction of new technologies and the potential entry of new competitors into the market, we expect competition to increase in the future, which could harm our business, results of operations, or financial condition.

Our prospective competitors include major manufacturers currently supplying the industry, automotive OEMs and potential new entrants to the industry. Major companies now supplying batteries for the EV industry include Panasonic Corporation, Samsung SDI, Contemporary Amperex Technology Co. Limited, LG Energy Solutions, BYD Co. Limited, SK Innovation Co. Limited and E-One Moli Energy Corporation. They supply conventional lithium-ion batteries and in many cases are seeking to develop solid-state batteries, including potentially lithium-metal batteries. In addition, because of the importance of electrification, many automotive OEMs are researching and investing in solid-state battery efforts and, in some cases, in battery development and production. For example, Tesla, Inc. is building multiple battery gigafactories and potentially could supply batteries to other automotive OEMs, and Toyota Motors and a Japanese consortium have a multi-year initiative pursuing solid-state batteries. Additionally, in 2024, China announced the China All-Solid-State Battery Collaborative Innovation Platform, which brings together government, academia and industry to develop and manufacture solid-state batteries that can compete globally.

A number of development-stage companies such as SES, Solid Power, Factorial, ION, Sakuu, ONE, Enovix, and Sila Nanotechnologies are also seeking to improve conventional lithium-ion batteries or to develop new technologies for solid-state and/or lithium-metal batteries. Potential new entrants are seeking to develop new technologies for cathodes, anodes, electrolytes and additives. Some of these companies have established relationships with automotive OEMs and are in varying stages of development.

We believe our ability to compete successfully with lithium-ion battery manufacturers and with other companies seeking to develop solid-state batteries will depend on a number of factors including battery price, safety, energy density, charge rate and cycle life, and on non-technical factors such as brand, established customer relationships and financial and manufacturing resources.

Many of the incumbents have, and future entrants may have, greater resources than we have and may also be able to devote greater resources to the development of their current and future technologies. They may also have greater access to larger potential customer bases and have and may continue to establish cooperative or strategic relationships amongst themselves or with third parties (including automotive OEMs) that may further enhance their resources and offerings.

Government Regulation and Compliance

There are government regulations pertaining to battery safety, transportation of batteries, use of batteries in cars, factory safety, and disposal of hazardous materials. We will ultimately have to comply with these regulations to sell our batteries into the market. The license and commercialization of our battery technologies abroad is likely to be subject to more stringent export controls in the future.

Employees and Human Capital

We pride ourselves on the quality of our world-class team and seek to hire only employees dedicated to our strategic mission. Many of our employees have significant experience working with large battery manufacturers and automotive OEMs. As of December 31, 2025, we employed approximately 700 employees, based primarily in our headquarters in San Jose, California. Many of our employees in our research and development and related functions hold engineering and scientific degrees, including many from the world's top universities. To align our work force with our capital-light licensing focus, we had a reduction in force in 2025 impacting approximately 12% of the Company's full-time employees as of December 31, 2024.

To date, we have not experienced any work stoppages and we consider our relationship with our employees to be good. None of our employees are either represented by a labor union or are subject to a collective bargaining agreement.

People and Culture

We seek team members who want to help solve a significant problem that will positively impact the world. We value diversity and recognize the importance of fostering a positive, inclusive culture. We seek to promote fair and equitable hiring and promotion processes and year-over-year improvements in diverse representation. Some of our actions to achieve this included delivering management training for our senior leaders, implementing a job leveling framework to ensure candidates are assessed against a consistent set of criteria, and making certain that our commitment to equal hiring and promotion opportunities is substantiated with equal pay for equal work by conducting an annual internal pay equity analysis.

Attraction and Retention

We are committed to maintaining equitable compensation programs including equity participation. We offer market-competitive salaries and strong equity compensation aimed at attracting and retaining team members capable of making exceptional contributions to our success. Our full-time regular employees hold equity in our company and are generally eligible for the employee stock purchase plan. Our compensation decisions are guided by the external market, role criticality, and the contributions of each team member. Our job-leveling framework and associated pay ranges allow us to maintain pay equity while offering the attractive and effective compensation needed as we grow and compete for talent.

Health and Safety

The health and safety of our employees is mission critical. We emphasize a proactive safety culture and maintain a supportive organization and work culture that encourages personal health and work-life balance for our employees. Our Environmental, Health and Safety (EHS) department leads the programs that address workplace health and safety concerns through engineering controls, policies, procedures, training, monitoring and audits, and reports directly to our board of directors on a quarterly basis on such matters.

Available Information

Our investor relations website is located at https://ir.quantumscape.com, our X account handle is @QuantumScapeCo, our investor relations X account handle is @QuantumScapeIR, our Chief Executive Officer's LinkedIn account is located at www.linkedin.com/in/siva-sivaram-1394ab5b/, our Chief Technology Officer's X account handle is @ironmantimholme, our Chief Marketing Officer's X account handle is @HussainAsim, and our corporate LinkedIn account is located at www.linkedin.com/company/quantumscape. We use our investor relations website, aforementioned X accounts and LinkedIn account to post important information for investors, including news releases, analyst presentations, and supplemental financial information, and as a means of disclosing material non-public information and for complying with our disclosure obligations under Regulation FD. Accordingly, investors should monitor our investor relations website, aforementioned X accounts, and LinkedIn account in addition to following press releases, filings with the SEC and public conference calls and webcasts. We also make freely available, on our investor relations website under "SEC Filings," our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to these reports as soon as reasonably practicable after electronically filing or furnishing those reports to the SEC.

Item 1A. Risk Factors.

The following summary risk factors and other information included in this Report should be carefully considered. The summary risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not currently known to us or that we currently deem less significant may also affect our business operations or financial results. If any of the following risks actually materializes, our stock price, business, operating results and financial condition could be materially adversely affected. For more information, see below for more detailed descriptions of each risk factor.

Risk Factor Summary

Risks Related to Our Technology Development, Production and Performance

- Challenges involving our development of solid-state battery cells.

- Challenges related to production and scale-up of our separator and solid-state battery cells.

- Any failure to meet targets around cost, performance characteristics or other specifications as set out by us or our customers or partners.

- Reliance on third-party suppliers for necessary materials, components or equipment.

- An inability to control the costs associated with our operations and the price of raw materials.

- Any risk and uncertainty around the use of complex machinery for our operations and production.

- An inability to attract and retain customers during the development stage or for commercialization through higher volume production or licensing.

- Any loss or early obsolescence of our production equipment.

Customer Risks and Risks Related to Our Relationship with Volkswagen

- Any failure to meet requirements or achieve milestones under our collaboration with PowerCo.

- Increased reliance on PowerCo to scale up and commercialize our technology.

- Concentration of agreements and relationships that can restrict our business operations, commercialization opportunities and revenue generation.

- Exposure to partner and customer-related risks in scaling business operations.

- Challenges to accurately estimate the future supply and demand for our batteries.

Our Intellectual Property Risks

- Any failure to protect or assert our intellectual property rights.

- Any intellectual property infringement claims or other litigation that we need to defend ourselves against.

- Adverse decisions related to our patent applications and contests to our patent rights.

Other Business Risks

- Challenges to successfully compete in an evolving and highly competitive battery market.

- Dependence on consumer adoption of EVs for future growth and success.

- Uncertainty related to expanding into new markets.

- Historical and continuing financial losses.

- Risks and tradeoffs related to pursuing a variety of markets, business models and arrangements.

- Changes to our objectives and targets due to unfavorable changes to our initial assumptions and analyses.

- Any issues with operations of or disruptions to our information technology and communications systems.

- Increased exposure to artificial intelligence related risks and challenges.

- Evolving scrutiny over our sustainability practices and value propositions.

- Involvement in litigation, regulatory actions or government investigations and inquiries.

- Exposure to product liability claims due to third-party use of our batteries.

- Exposure to risks and regulations in various jurisdictions where we conduct activities.

- Adverse effects of inflation and changing interest rates.

- Any negative impacts from epidemics, pandemics, and other outbreaks.

Our Regulatory Risks

- Evolving or unfavorable global trade policies and export/import regulations related to the battery and EV industries.
- Environmental and safety risks related to battery technology development and production.

Risks Related to Ownership of Our Common Stock and Our Certificate of Incorporation and Bylaws Provisions

- Volatility of our Class A Common Stock market price.
- Dilution to stockholders in the event of sales of substantial amounts of our Class A Common Stock in the capital markets.
- Any failure to raise additional capital on favorable terms.
- Manipulative activity by short sellers.
- Changes to our reasonable estimates and probability-based assumptions that can affect our results of operations.
- Concentration of capital stock ownership among certain insiders.
- The dual class structure of our Common Stock.
- Provisions in our Certificate of Incorporation or Bylaws and under Delaware law that can limit stockholders' ability to change management.
- Limits to our stockholders' ability to obtain a chosen judicial forum for disputes.
- No cash dividends to stockholders in the foreseeable future.

General Risk Factors

- Challenges attracting and retaining key employees and qualified personnel.
- Natural disasters and other catastrophic events outside of our control.
- Volatile global economic conditions due to real or perceived financial crises.
- Changes in U.S. or foreign tax policies.
- Limitations to our use of deferred tax assets to offset future taxable income.
- Insufficient insurance coverage for future losses or claims against us.
- Any inability to comply with the Nasdaq Global Select Market ("Nasdaq") continued listing standards.
- Significant expenses and administrative burdens as a public company.
- Any failure to maintain an effective system of internal controls which may lead to a material weakness.
- Complexity of financial transactions and the associated accounting and financial reporting requirements.
- Limitations in our disclosure controls and procedures that may not prevent or detect all errors or acts of fraud.
- Any changes to analyst publications about us, our business, or the market.

The following risk factors apply to our business and operations. These risk factors are not exhaustive, and investors are encouraged to perform their own investigation with respect to our business, financial condition, and prospects. We may face additional risks and uncertainties that are not presently known to us, or that we currently deem immaterial, which may also impair our business. The following discussion should be read in conjunction with the financial statements and notes to the financial statements included elsewhere in this Report.

Risks Related to Our Technology Development, Production and Performance

We face significant challenges in our attempt to develop a solid-state battery cell and produce it at higher volumes with acceptable performance, quality, consistency, reliability, throughput, safety, and costs. Delays or failures in accomplishing our development objectives may delay or prevent successful commercialization of our technology and negatively impact our business.

Developing lithium-metal solid-state batteries that meet the requirements for wide adoption by automotive OEMs is a difficult undertaking and, as far as we are aware, has never been done before. We are still in the development stage and face significant challenges in completing the development of our battery cells and in producing battery cells in volumes with acceptable performance, quality, consistency, reliability, throughput, safety, and costs. Some of the development challenges include increasing the quality, consistency, reliability and production throughput of our separators and cells, increasing the size and layer count of our multilayer cells, increasing production scale to produce the volume of cells needed for our technology development and customer applications, installing, bringing up and optimizing higher throughput equipment, packaging design and engineering to ensure adequate cycle life, pressure management, cost reduction, completion of the rigorous and challenging specifications required by our automotive partners, including but not limited to, calendar life, energy density, mechanical, safety, and abuse testing.

Our solid-state separator is in the development stage and has never been used before for battery applications (or to our knowledge, for any other applications). There are significant quality, consistency, reliability, throughput, cost and production process challenges to be solved in order for the separators to be produced and used commercially. We have had and are likely to continue to encounter engineering challenges as we increase the lateral dimensions, reduce the thickness and defects and increase the production volume of our separators. In addition, we are continuously evaluating multiple cathode material compositions for inclusion in our battery cells. We also have not validated that the current cell design meets all automotive requirements. If we are not able to overcome these barriers in developing and producing separators and battery cells at commercial volumes or meeting our customers' requirements, our business would likely fail.

We have tested single-layer and multilayer cells in commercially relevant areas that measure approximately 60x75mm to 70x85mm, and shipped our first A0 prototype battery cells in 2022. In 2024, we shipped the first B0 prototype samples of our QSE-5 cell and in 2025 the first B1 prototypes. While we target our first commercial product, the QSE-5, to have a capacity of approximately 5 amp-hours, the exact capacity, number of layers and dimensions may vary and depend upon specific customer preference, cell design considerations, and other factors. Any delay in the development or production scale-up of our solid-state battery cells would negatively impact our business as it will delay time to revenue and negatively impact our customer relationships.

We and our partners need to overcome production challenges to produce higher volumes of our separators and prototype battery cells and we may encounter delays and cost overruns related to equipment installation and reliability, utilities infrastructure and operations start-up, which could delay or prevent the introduction of our battery technology into the market and negatively impact our business.

We have installed a pilot line in San Jose, California, which serves as the foundation for our production ramp-up. We must successfully operate this line to provide a sufficient quantity of separators and cells for internal development, customer sampling and testing, and higher volumes of QSE-5 cells. Ultimately, we need to continue the build out and ramp up of our pilot line to serve as the basis for continued production process development, including to support collaboration and future technology transfer activities as part of the collaboration and licensing arrangements with PowerCo as well as potential future commercial arrangements. However, we could encounter significant delays and cost overruns related to planning, permitting, construction, equipment delivery, installation, qualification, and reliability, utilities infrastructure installation, and operations start-up of our pilot line. Examples include global supply chain issues that impact our equipment suppliers, supplier non-performance and equipment damage in transit. In particular, we have experienced short-term power outages at our San Jose facilities that have been resolved, but similar disruptions may occur in the future; delays associated with material shortage and backups at key shipping ports could impact the capacity at which we can run the facility; and certain of our construction contractors have previously reported delays, including due to labor strikes of their employees that were ultimately resolved but may reoccur in the future. If we, or our partners, are unable to substantially improve our production processes to increase yield and throughput to achieve the cost, performance and volume levels required for commercial shipments, our business could be materially impacted.

In addition, we must continue to advance our current production processes to include more automation, such as automated film handling, and use higher volume equipment and processes, such as higher throughput equipment. There are significant engineering and mechanical challenges that we must overcome to advance the scale up of our battery cells, including shortening cycle time, improving process control and equipment reliability, and reducing consumables (including energy usage), with the target end goal of increasing the quality, consistency, reliability and throughput of our separators and battery cells without compromising performance (e.g. energy density, power, cycle life, and safety). We have not yet validated a production process or acquired the equipment necessary to produce higher volumes of our separator, cathode electrode or related cell assembly components that meet customer requirements. If we are unable to solve these packaging and reliability challenges in a scalable, low-cost way, our business is likely to fail.

Furthermore, we and our partners must also adapt these production processes to meet customer requirements and specifications. We will need to produce sufficient volumes of our separators and prototype battery cells to complete development of our first commercial product and for customer evaluation and product qualification purposes, as well as subsequent cell designs that may require different capacity, layer counts, or dimensions. As we advance our licensing business model, our partners will similarly face significant production, scaling, and adaptation risks and will need to achieve the same or additional advancements in production processes as they take our pilot line and adapt them to their own facilities for higher volume production, otherwise our partnerships and our business will be adversely affected.

If the cost, performance characteristics or other specifications of the battery fall short of our targets or our customer or partner requirements, our ability to develop, market, and sell our battery technology could be harmed.

If the cost, performance characteristics or other specifications of our battery cells fall short of our targets or our customer or partner requirements, our ability to develop, market, and sell our battery technology would likely be adversely affected.

While we are continuing to improve the performance characteristics and other specifications of our batteries, our battery cells must simultaneously satisfy all the commercial and safety requirements of our customers and partners. Our solid-state battery cell uses a ceramic separator which we believe is safer than conventional polymer separators. We have conducted, and we will continue to conduct, a suite of performance and safety tests on our prototype cells, including on a limited number of QSE-5 B-samples to date. Although certain of our cells tested in our laboratories have passed automotive performance and safety test levels, some of these cells have been subject to additional modified test conditions and tested to the point of failure. However, these performance and safety test results for our prototype cells are not necessarily representative of those of subsequent generations of our cells since performance and safety are a function of the composition of a cell's materials, which may change from one generation of cells to another and depend on the final design of the battery package. Additional safety tests, with much larger samplings of cells, need to be performed as our materials and processes evolve to ensure efficacy and statistical significance.

Once commercial production of our solid-state battery cells commences, they may contain defects in design and manufacture that may cause them to not perform as expected or that may require repairs, recalls, and design changes. Our battery technology is inherently complex and incorporates technology and components that have not been used for other applications and that may contain defects and errors, particularly when first introduced. We have a limited frame of reference from which to evaluate the long-term performance of our solid-state batteries. There can be no assurance that we will be able to develop a battery that meets all our customers' specifications, or that we or our partners will be able to detect and fix any defects in our solid-state batteries prior to the sale to potential consumers. If batteries based on our technology fail to perform as expected, this could adversely affect our sales, brand, business, prospects and results of operations.

We may not be able to establish supply relationships for necessary materials, components or equipment, which could delay the introduction of our product and negatively impact our business.

We rely on third-party suppliers for components and equipment necessary to develop and manufacture our solid-state batteries, including key supplies, such as our cathode material and manufacturing equipment for both our solid-state separator and battery cells. We are collaborating with key suppliers but have not yet entered into agreements for the supply of production quantities for many of these materials. To the extent that we are unable to enter into commercial agreements with these suppliers on beneficial terms, or these suppliers experience difficulties or delays ramping up their supply of materials to meet our requirements, the commercialization of our battery technology will be delayed. For example, we have previously experienced minor disruptions to the supply of process gas and have also experienced and could continue to experience disruption to the supply of petroleum-derived products as a result of certain weather and geopolitical events and conflicts and any related political or economic responses and counter-responses or otherwise by various global actors. The war in Ukraine and resulting sanctions against Russia by certain countries has also led to, and a further escalation of the armed conflict in the Middle East could also lead to, an increase in the price of petroleum and petroleum-derived products, which has in certain instances increased and may in the future further increase the cost of manufacturing, input material pricing and logistics costs. These challenges may be exacerbated in situations where we source certain of our materials and equipment exclusively from one or a few suppliers.

Any disruption in the supply of components, equipment or materials could temporarily disrupt research and development activities or production of our batteries until an alternative supplier is able to supply the required material. Changes in business conditions, unforeseen circumstances, political, economic and social instability, governmental changes, disruptions caused by power outages, climate change and natural disasters, and other factors beyond our control or which we do not presently anticipate, could also affect our suppliers' ability to deliver components or equipment to us on a timely basis. Any of the foregoing could materially and adversely affect our results of operations, financial condition and prospects.

Currency fluctuations, trade barriers, tariffs or shortages and other general economic or political conditions may limit our ability to obtain key materials, components or equipment for our solid-state batteries or significantly increase freight charges, raw material costs and other expenses associated with our business, which could further materially and adversely affect our results of operations, financial condition and prospects. In particular, tariffs and trade barriers, whether imposed as part of trade disputes, protective measures, or broader geopolitical strategies, could substantially increase the cost or negatively affect the availability of components and materials critical to our operations, disrupting operations or putting significant pressure on our overall cost structure or that of our partners. For example, in February 2025, the United States imposed additional tariffs on imports from China, and significantly increased those tariffs in April 2025. These tariffs, any additional tariffs imposed on foreign goods, as well as retaliation by a foreign government against such tariffs or policies may affect, directly or indirectly, the prices and supply of key materials necessary for our or our supply chain operations. Such developments may also create uncertainty in the supplier landscape, causing suppliers to reassess their own sourcing strategies or delay shipments, further impacting our ability to plan and execute on our operational goals. We may also be subject to a number of geopolitical risks, including U.S. and foreign government trade restrictions or sanctions and any political or economic responses or counter-responses to such restrictions or sanctions. As global competition for raw materials continues to intensify, particularly in light of rising demand for battery technologies, including due to policy-driven market instability or the reallocation of global supply in response to protectionist measures, we may face difficulties securing critical supplies on favorable terms or at all, which could materially harm our ability to produce batteries at scale and threaten the viability of our business.

We may be unable to adequately control the costs associated with our operations and the components necessary to develop and commercialize our solid-state battery technology, and, if we are unable to control these costs and achieve cost advantages, our business will be adversely affected.

We require significant capital to develop and grow our business and expect to incur significant expenses, including those relating to research and development, raw material procurement, leases, sales, distribution, and technology transfer as we build our brand and market our battery technology, and general and administrative costs as we scale our operations, including the costs of our activities under the PowerCo Collaboration Agreement, and, if entered into, the PowerCo IP License Agreement. For example, there has been volatility in prices and availability of raw material such as cobalt, nickel, and lithium and such material may face industry-wide shortages. Our ability to become profitable in the future will not only depend on our ability to successfully market or license our solid-state battery technology, but also to control our costs and achieve our target cost projections, including our or our licensing partners' projected cost advantage when compared to the costs of building traditional lithium-ion batteries at scale or the costs of building solid-state batteries by other market players. If we or our partners, as applicable, are unable to cost-efficiently design, manufacture, market, sell and distribute our solid-state battery technology, including under the PowerCo Collaboration Agreement, our margins, profitability and prospects would be materially and adversely affected. We or our partners have not yet produced any solid-state battery cells at commercial capacity or in volume and our forecasted cost advantage for the production of these cells at scale, compared to conventional lithium-ion cells, will require rates of throughput, use of electricity and consumables, yield, and levels of automation that we or our partners have not yet achieved. If we or our partners are unable to achieve these targeted rates, our business will be adversely impacted.

In particular, while we have estimated that eliminating the anode host material and the associated manufacturing costs will provide savings in production at scale compared to the costs of building traditional lithium-ion batteries at leading manufacturers, that estimate is subject to numerous assumptions and uncertainties. To achieve those savings, we or our partners, as applicable, will need to achieve significant cost savings in battery design and manufacturing, in addition to the cost savings associated with the elimination of an anode from our solid-state battery cells, while controlling costs associated with the manufacturing of our separator, including achieving substantial improvements in throughput and yield required to hit commercial targets. Further, we or our partners, as applicable, will need to capture industry-wide cost savings in the materials, components, equipment, facilities design, and processes that our technology shares with traditional lithium-ion battery manufacturing, notably in the cathode and cell design. We cannot be certain that we or our partners will achieve these cost savings or that future efficiency improvements in lithium-ion battery manufacturing will not reduce or eliminate these estimated cost savings.

We expect to incur significant costs related to procuring materials required to manufacture and assemble our samples and batteries. We expect to use various materials in our batteries that will require us to negotiate purchase agreements and delivery lead-times on advantageous terms. We and our partners may not be able to control fluctuation in the prices for these materials or negotiate agreements with suppliers on terms that are beneficial to us or our partners. Our business depends on the continued supply of certain proprietary materials for our products. We are exposed to multiple risks relating to the availability and pricing of such materials and components, including reliance upon our vendors to construct and produce equipment to increase volumes, which may lead to delays or the requirement that we make additional upfront payments. Increases in the prices for our raw materials or components would increase our operating costs and negatively impact our prospects. For example, our shipping costs have increased in the past as suppliers have applied fuel surcharges. Costs for certain key raw materials and components have also increased due to fluctuations in global commodity prices. Our suppliers' increasing labor costs have also contributed to rising prices. Given that we have yet to generate any revenue from our business operations, we are also limited in our ability to pass on the cost of any such increases to our customers.

In addition, the cost of producing battery cells depends in part upon the prices and availability of raw materials such as lithium, nickel, cobalt and/or other metals. The prices for these materials fluctuate and their available supply may be unstable, depending on market conditions and global demand for these materials. For example, demand for lithium has increased dramatically in recent years, and is expected to continue to increase, due to the ongoing rapid increase in use of lithium batteries in portable electronics and the growing EV and energy storage markets. Furthermore, significant sources of supply of certain raw and intermediate materials are available in countries that may be subject to political, economic and social instability or where there is an ongoing risk of tariffs or import prohibitions being imposed by the United States or the European Union on the procurement of such materials from such countries. Certain countries are also imposing controls on the export of such materials. There can be no assurance that suppliers of these materials may be able to meet our or our partners' volume and other specific needs at reasonable prices, particularly as we ramp up our commercial operations.

We rely on complex machinery for our operations, and production of our solid-state battery cells involves a significant degree of risk and uncertainty in terms of operational performance and costs.

We rely heavily on complex machinery for our operations and the production of our solid-state battery cells, and this equipment has not yet been qualified to operate at large-scale manufacturing by us or our partners. The work required to integrate this equipment into the production of our solid-state battery cells is time intensive and requires us and our partners to work closely with the equipment provider to ensure that it works properly for our unique battery technology. This integration work will involve a significant degree of uncertainty and risk and may result in a delay in the scaling up of production or result in additional cost to our battery cells.

Higher throughput machinery is required to achieve our goal to commercialize our battery technology. Such machinery is likely to suffer unexpected malfunctions from time to time and may require repairs and spare parts to resume operations, which may not be available when needed, particularly if global supply chain disruptions continue or are not fully resolved. Unexpected malfunctions of our or our partners' production equipment may significantly affect the intended operational efficiency. In addition, because this equipment has not been used to build our solid-state battery cells before, the operational performance and costs associated with this equipment can be difficult to predict and may be influenced by factors outside of our or our partners' control, such as, but not limited to, failures by suppliers to deliver necessary components of our products in a timely manner and at prices and volumes acceptable to us or our partners, environmental hazards and remediation, difficulty or delays in obtaining governmental permits, damages or defects in systems, industrial accidents, fires, seismic activity and other natural disasters.

Operational problems with production equipment could result in the personal injury to or death of our or our partners' workers, the loss of production equipment, damage to production facilities, monetary losses, delays and unanticipated fluctuations in production. The potential risks of operational problems at our facilities also apply to individuals not employed and equipment not owned by us, such as third-party contractors, and our business partners' personnel and equipment. In addition, operational problems may result in environmental damage, administrative fines, increased insurance costs and potential legal liabilities. These operational problems could have a material adverse effect on our business, results of operations, cash flows, financial condition or prospects.

We may not succeed in attracting and retaining customers, including licensees, during the product development stage or for higher volume commercialization of our technology, and our future growth and success may be adversely affected.

We may not succeed in attracting and retaining customers, including licensees, during the product development stage or for higher volume commercialization of our technology in the EV market or other potential markets for our battery technology. If we are unable to attract new customers in need of our products or the licensing of our battery technology, whether due to inadequate product-market fit or for other reasons, our business may suffer. Conversely, we may not be able to retain existing customers in case of delays or capacity limitations in the development of our solid-state battery technology, which would negatively impact our business.

Many of our potential customers tend to be large enterprises that often undertake a significant evaluation process and are frequently subject to budget constraints, multiple approvals and unanticipated administrative, processing and other delays, that result in a lengthy sales or licensing cycle. Therefore, our future success will depend on our ability to effectively sell our products or license our technology to such large customers. Sales to these end-customers involve risks that may not be present (or that are present to a lesser extent) with sales to smaller customers. These risks include, but are not limited to, (i) increased purchasing power and leverage held by large customers in negotiating contractual arrangements with us, including a greater ability to push back on attempts to pass on increased operating and procurement costs and require provisions that can lead to a delay in revenue recognition, (ii) longer sales and implementation cycles and the associated risk that substantial time and resources may be spent on a potential end-customer that elects not to purchase our solutions, and (iii) greater product functionality and scalability requirements, including a broader range of services. There are also only a limited number of OEMs in the automotive sector. All of these factors can add further risk to business conducted with these potential customers.

While we have signed customer sampling, technology evaluation and joint development agreements with a number of OEMs, we are still in the process of development and scale-up of our San Jose pilot line and there is no assurance or guarantee that we can sufficiently develop our solid-state battery technology or that any of our customers or potential customers will be able to successfully complete their testing and validation processes and, therefore, enter into definitive volume production or license agreements with us. Until we are able to enter into agreements with multiple customers to commercialize our technology, we anticipate that our operating results may vary significantly from quarter to quarter.

We may be negatively impacted by any early obsolescence of our production equipment.

We depreciate the cost of our equipment over their expected useful lives. However, our cell design or production processes may change periodically, and we may decide to update our design or production processes more quickly than expected. Moreover, improvements in engineering and production expertise and efficiency may result in our ability to manufacture our cells using less of our currently installed equipment. Alternatively, as we develop our production processes, we may discontinue the use of already installed equipment in favor of different or additional equipment. The useful life of any equipment that would be retired early as a result would be shortened, causing the depreciation on such equipment to be accelerated, and our results of operations may be harmed. For example, during the year ended December 31, 2025, we wrote off approximately $26.6 million of property and equipment for assets with no remaining future benefit.

Customer Risks and Risks Related to Our Relationship with Volkswagen

Our relationship with Volkswagen and PowerCo is subject to various risks which could adversely affect our business and future prospects. There are no assurances that we will be able to achieve the milestones for the commercialization of solid-state batteries under our collaboration with PowerCo or that we will enter into the PowerCo IP License Agreement.

In July 2024, we entered into the Collaboration Agreement with the goal of PowerCo industrializing QS technology based on QSE-5. Under the Collaboration Agreement, the parties agreed to collaborate to enable PowerCo to manufacture battery cells incorporating QS technology based on QSE-5, including through a joint scale-up team that was established to facilitate the transfer of such technology into a cell size determined by PowerCo and by carrying out the activities set forth in statements of work. In connection therewith and subject to the completion of certain milestones, the parties intend to enter into the PowerCo IP License Agreement under which we will grant PowerCo a non-exclusive, limited, royalty-bearing license to use the QS technology based on QSE-5 for the purpose of manufacturing and selling batteries primarily for automotive applications, initially at one or more PowerCo facilities that together have an annual capacity of up to 40 GWh, expandable by an additional 40 GWh of annual capacity or such other capacity as may be agreed to by the parties.

On July 17, 2025, we entered into the PowerCo Amendment and a statement of work outlining the scope and responsibilities of the joint scale-up team. PowerCo has agreed that it will contribute up to $130.7 million for the Project over the next two years, subject to the completion of certain technical milestones and other Project goals by the joint scale-up team. As part of the PowerCo Amendment, the terms of the PowerCo IP License Agreement have been amended to provide PowerCo the right to produce up to an additional 5 GWh of QS battery cell technology based on QSE-5 annually, including for customers outside the Volkswagen Group, bringing the potential maximum production by PowerCo under the PowerCo IP License Agreement to 85 GWh annually.

There is no assurance that we will be able to complete the development of the solid-state battery cells or achieve the technical milestones in the time frame required by the PowerCo Collaboration Agreement or to satisfy PowerCo's business needs, or that the joint scale-up team will cooperate successfully or complete in a timely and cost-effective manner the responsibilities assigned to them under the PowerCo Collaboration Agreement. If we are not able to reach certain milestones under the PowerCo Collaboration Agreement, PowerCo has no obligation to enter into the PowerCo IP License Agreement and we will not receive the initial royalty fee otherwise due to us thereunder and will not realize any of the benefits otherwise expected from this agreement. Additionally, continued billings to PowerCo are subject to completion of certain technical milestones or other contractual payment schedules, and therefore our results may vary significantly from quarter to quarter. There can be no assurance that the joint scale-up team will complete certain technical milestones or that PowerCo will pay for the project. Any reduction, delay, or termination of this project or its funding could disrupt our development timelines, impact on our engagements with other customers and partners, and materially impact our business and financial results. The amounts of royalties to be paid under the PowerCo IP License Agreement, if entered into, will depend on the performance of our solid-state battery and the demand for the vehicles that Volkswagen develops specifically to use with the solid-state battery cells produced under the PowerCo IP License Agreement. If we cannot complete the development of our solid-state battery cells, if PowerCo does not select our solid-state battery cell for commercialization or if there is a delay in the introduction of the Volkswagen vehicles that intend to use our solid-state battery cells, our business will be harmed.

Volkswagen is our largest shareholder and holds the right to designate two directors to our Board. The strong relationship that we have developed with Volkswagen, including as a shareholder, and PowerCo and rights under the PowerCo Collaboration Agreement and, if entered into, the PowerCo IP License Agreement, may deter other automotive OEMs from working closely with us. While the PowerCo IP License Agreement, if entered into, would be non-exclusive, allowing us to license our intellectual property to other third parties, we may still need to incur significant additional expenditures for design, development, and testing to meet the needs of these third parties. If we are not able to expand our other customer relationships to a license or commercialization intent, or if we become too dependent on Volkswagen for our revenue, our business could be harmed. Volkswagen may have economic, business or legal interests or goals that are inconsistent with our goals. For example, adverse conditions in the EV market have led Volkswagen to reduce planned capital investments in their overall electrification efforts, which may delay, scale back, or otherwise adversely affect our collaboration and planned commercialization of our battery technology. Further, the existence of a related-party arrangement could raise concerns among investors, analysts, or regulators about potential conflicts of interest or the independence of our governance practices. In addition, the contractual arrangements with PowerCo involves complex accounting judgments under U.S. GAAP (as defined below). Any significant disagreements with Volkswagen may impede our ability to maximize the benefits of our relationship, slow the commercialization of our solid-state battery and impact on our relationship with other customers and partners. In addition, if PowerCo is unable or unwilling to meet its economic or other obligations under the PowerCo Collaboration Agreement and PowerCo IP License Agreement, if entered into, we may be required to terminate such agreements and thereby may not realize any of the benefits otherwise expected from such agreements. These factors could result in a material adverse effect on our business and financial results. While we have entered into the PowerCo Collaboration Agreement, we cannot predict the extent to which PowerCo's activities may pose a competitive risk to, or otherwise be in conflict with, our business.

If the milestones under the PowerCo Collaboration Agreement are met and the PowerCo IP License Agreement is entered into, we will become reliant on PowerCo to scale up and commercialize our technology, preserve the value of our license, and will be further exposed to risks related to PowerCo's financial and business conditions.

While we continue to explore opportunities to commercialize our technology with existing and potential partners, the PowerCo Collaboration Agreement is currently the only agreement we have with the intent to commercialize our technology. Therefore, entering into the PowerCo IP License Agreement will make us reliant on PowerCo to scale up and commercialize our technology and preserve the value of our license. It will also result in us having less direct control over decisions relating to the manufacturing of our technology and require us to rely more significantly on the alignment of incentives between us and PowerCo.

PowerCo, established in 2022 by Volkswagen, has a limited track record in battery manufacturing, thereby presenting several risks. Its operational capabilities remain untested, raising uncertainties regarding its ability to develop, scale up, and efficiently produce battery cells. Furthermore, PowerCo's capacity to secure the requisite capital for technology development and scaling remains unproven, potentially resulting in delays to key milestones. PowerCo is wholly owned by and dependent on Volkswagen and its financial and operational resources, changes in or poor execution of business plans by either PowerCo or Volkswagen—including any decision by Volkswagen to reduce or terminate the business of PowerCo or to curtail investments in EV production through cost-cutting measures—could adversely harm our business. As PowerCo continues to execute its business plan, there are inherent risks associated with its ability to meet manufacturing timelines, manage labor relations, and sustain supplier and customer relationships. Our concentrated customer base and specific partnership with PowerCo further heighten our exposure to fluctuations in its operations and business model, any of which may impede decision-making and adversely impact the commercialization of our technology.

Additionally, verifying royalty amounts owed to us under the PowerCo IP License Agreement may be difficult. While the agreement will require PowerCo to provide reasonable documentation supporting royalties and grant us the right to audit their books and records, these audits can be expensive and time-consuming, potentially adversely affecting our financial condition and operating results.

Certain agreements and relationships currently restrict or in the future may restrict our business operations, commercialization opportunities, and revenue generation.

Our existing and future commercial agreements may limit or delay our ability to expand our customer base, collaborate with other customers and commercialize our intellectual property, including certain intellectual property jointly developed under such agreements. Certain agreements may also require us to prioritize certain customers' commercialization efforts and focus on developing products that are configured to our customers' specifications with potentially limited end-use applications, which could have an adverse impact on our results of operations if we divert resources to address these customer specific requirements and obligations. Additionally, certain agreements may require us to provide certain customers with advantageous business terms, restricting our ability to negotiate competitive terms with others and potentially reduce our anticipated revenue from royalty payments. These obligations could deter other potential partners and limit or delay our opportunities to generate revenue through licensing our technology, impacting our overall business flexibility and financial outcomes. The concentration of our customer base increases our risks related to the financial condition of our customers, and the fluctuations in financial condition of a single customer or the failure of a single customer to perform its obligations could have a material and adverse effect on our results of operations and cash flow.

As we develop our business ecosystem, we will increasingly become reliant on partners and customers to scale up and commercialize our technology and will be exposed to risks related to our partners and customers.

Our licensing model requires building a global ecosystem of partners, including but not limited to our customers, suppliers and vendors, around our technology platform. As we advance our licensing model by collaborating with existing and potential partners, we will become more reliant on our partners to scale up and commercialize our technology, preserve the value of our license, and will also limit our ability to retain direct control over decisions around manufacturing and commercializing our technology. As our partners and customers continue to execute their respective business plans alongside us, there are inherent risks associated with their ability to meet manufacturing timelines, manage labor relations, and sustain supplier and customer relationships that will increasingly be outside of our control. Furthermore, we might not be able to obtain strict exclusivity with our partners and customers, which could enable them to work directly with other partners, customers and third parties, limiting our ability to continue or extend existing collaborations and potentially reducing our anticipated revenue from royalty payments or other similar financial arrangements. These factors could result in a material adverse effect on our business and financial results.

We may not be able to accurately estimate the future supply and demand for batteries incorporating our technology, which could result in a variety of inefficiencies in our or our partners' business and hinder our ability to generate revenue. If we fail to accurately predict and forecast the demand for our battery technology, the success of our licensing model may be negatively impacted.

It is difficult to predict our future revenues and appropriately budget for our expenses, and we may have limited insight into trends that may emerge and affect our or our partners' businesses. We anticipate being required to provide demand forecasts or adoption projections to our current and prospective licensees to support their production planning and supply chain coordination. Currently, there is no historical basis for making judgments on the demand for batteries utilizing our technology or for assessing our ability to successfully license, support, and scale our technology through third-party manufacturing partners. Our future revenue will also depend on the timing and prioritization of commercialization and industrialization activities by our customers, which are subject to their internal strategies, resource allocation, and market conditions. As these decisions are entirely within our customers' control and may shift over time, they introduce additional uncertainty into our revenue forecasting and further contribute to the difficulty in predicting the pace and magnitude of our commercial growth. If we overestimate potential demand our licensees may invest in excess manufacturing capacity or materials, indirectly increasing costs or lowering margins for them, which could negatively impact our long-term commercial relationships and revenue. If we underestimate our requirements, our licensees may face inventory shortages or production delays, which could impact their ability to meet end-customer expectations, delay milestone or royalty payments to us, and damage the perceived reliability of our technology. In addition, lead times for materials and components that our partners and suppliers order may vary significantly and depend on factors such as the specific supplier, contract terms, geopolitical conditions, and macroeconomic demand for each component at a given time. If our partners are unable to source critical components in a timely manner, or if they choose to delay their commercialization efforts for any reason, the commercialization timeline for our technology could be delayed, which would harm our business, financial condition and operating results.

Our Intellectual Property Risks

We rely heavily on our intellectual property portfolio. If we are unable to protect or assert our intellectual property, our business and competitive position would be harmed.

We may not be able to prevent unauthorized use of our intellectual property, which could harm our business and competitive position. We rely upon a combination of the intellectual property protections afforded by patents, trademarks and trade secrets in the United States and other jurisdictions, as well as license agreements and other contractual protections, to establish, maintain and enforce rights in our proprietary technologies. In addition, we seek to protect our intellectual property through non-disclosure and invention assignment agreements with our employees and consultants, and through non-disclosure and other collaboration and development agreements with business partners and other third parties. Despite our efforts to protect our proprietary rights, insiders and third parties, including our business partners and customers, may attempt to copy or otherwise obtain, use or practice our intellectual property without our consent, use proprietary information shared by us in furtherance of an agreed upon collaboration to make developments on top of our intellectual property, including to compete with or inhibit our ability to exercise our intellectual property rights, and we may have been, and may continue to be, subject to intentional or inadvertent systems disruptions and physical or virtual security incidents, including theft or unauthorized use of our confidential information, trade secrets and proprietary technology, including with respect to our batteries and cells. Monitoring unauthorized use or loss of our intellectual property is difficult and costly, and the steps we have taken or will take to prevent misappropriation may not be sufficient. Any enforcement efforts we undertake, including litigation, may not be successful and could be time-consuming and expensive and could divert management's attention, which could harm our business, results of operations and financial condition. In addition, existing intellectual property laws and contractual remedies may afford less protection than needed to safeguard our intellectual property portfolio or our competitive position.

Patent, trademark and trade secret laws vary significantly throughout the world. A number of foreign countries do not protect intellectual property to the same extent as do the laws of the United States. Government actions may also undermine our intellectual property. For example, a decree was adopted by the Russian government in March 2022, allowing Russian companies and individuals to exploit inventions owned by patentees from the United States without consent or compensation. Therefore, our intellectual property may not be as strong or as easily enforced outside of the United States and efforts to protect against the unauthorized use of our intellectual property, technology and other proprietary rights may be more expensive and difficult outside of the United States. Failure to adequately protect our intellectual property could result in our competitors using our intellectual property to offer products, potentially resulting in the loss of some of our competitive advantage and a decrease in our revenue which would adversely affect our business, prospects, financial condition and operating results.

Under the PowerCo Collaboration Agreement, we agreed to jointly own with PowerCo certain types of foreground intellectual property. This joint ownership may reduce our ability to protect or assert some of our intellectual property rights. More specifically, we agreed to jointly own certain foreground intellectual property that is jointly developed under the PowerCo Collaboration Agreement and that either party is free to exploit their share of such jointly owned intellectual property without the other's consent, subject to certain conditions. Similarly, we have entered into, and may continue to enter into, other agreements, including joint development agreements with various business partners, for example, for the development and commercialization of our ceramic separator, that involve joint ownership of foreground intellectual property. These agreements may allow our partners to independently use, license, or develop improvements to or derivatives of jointly owned intellectual property without requiring our approval, or restrict our use of such jointly owned intellectual property, which could impact our competitive position or limit our ability to fully capitalize on such innovations. Because PowerCo and other partners may exploit such jointly owned intellectual property without our consent, we may not be able to prevent them or their licensees from using or exploiting such jointly owned intellectual property, or any improvements to or derivatives of such intellectual property developed by these partners. Additionally, our ability to innovate on or practice our intellectual property could be adversely hindered by any new such intellectual property created by our partners, and could undermine the value of our intellectual property and negatively impact our ability to work with additional prospective partners, thereby weakening our competitive position.

Furthermore, under these arrangements, our business partners, including Volkswagen, PowerCo, and other customers and partners, have and will have access to certain proprietary information or intellectual property, increasing the risk of misappropriation, unauthorized use, or inadvertent disclosure due to insufficient safeguards, cybersecurity incidents, employee misconduct, or other vulnerabilities. Such risks could undermine the value of our intellectual property, disrupt our business, or impair our ability to effectively protect our rights.

Under the PowerCo IP License Agreement, if entered into, we intend to grant PowerCo a perpetual license to some of our intellectual property. This license may limit our ability to prohibit third parties, including PowerCo and its sublicensees, from exploiting our licensed intellectual property in perpetuity.

We may need to defend ourselves against intellectual property infringement claims, which may be time-consuming and could cause us to incur substantial costs.

Companies, organizations or individuals, including our current and future competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop or sell our products, which could make it more difficult and costly for us to operate our business. From time to time, we may receive requests from third parties inquiring whether we are infringing their intellectual property and/or seek court declarations that they do not infringe upon our intellectual property. Companies holding patents or other intellectual property relating to our business, including intellectual property for batteries, ceramics, electric motors, electronic power management systems, or manufacturing processes may bring suits alleging infringement of such rights or otherwise asserting their rights and seeking licenses. Additionally, joint ownership of intellectual property, including under agreements such as the PowerCo Collaboration Agreement, may increase the risk of disputes over the use, licensing, or enforcement of jointly owned intellectual property. Such disputes could result in litigation, which may be costly, time-consuming, and disruptive to our operations. In addition, if we are determined to have infringed a third party's intellectual property, we may be required to do one or more of the following:

- cease selling, licensing, incorporating or using products, methods or other assets that incorporate or otherwise infringe or misappropriate the challenged intellectual property;

- pay substantial damages;

- obtain a license from the holder of the infringed intellectual property, which license may not be available on reasonable terms or at all; or

- redesign our affected products and methods.

In the event of a successful claim of infringement against us and our failure or inability to obtain a license to the infringed technology on reasonable terms, our business, prospects, operating results and financial condition could be materially adversely affected. In addition, any litigation or claims, whether or not well-founded, could result in substantial costs and diversion of resources and management's attention.

We also license patents and other intellectual property and technology from third parties, and we may face claims that our use of this intellectual property or technology infringes the rights of others. In such cases, we may seek indemnification from our licensors under our license contracts with them. However, our rights to indemnification may be unavailable or insufficient to cover our costs and losses, depending on our use of the technology, whether we choose to retain control over conduct of the litigation, and other factors. Further, joint ownership arrangements may limit our ability to assert or defend claims relating to jointly owned intellectual property, as partners may independently enforce or license such intellectual property, creating additional risks of conflict, misalignment, or exposure to third-party litigation.

Our patent applications may not result in issued patents or our patent rights may expire or be contested, circumvented, invalidated or limited in scope, any of which could have a material adverse effect on our ability to prevent others from interfering with the licensing of our technology and commercialization of our products.

Our patent applications may not result in issued patents, which may have a material adverse effect on our ability to prevent others from commercially exploiting products similar to ours. The status of patents involves complex legal and factual questions and the breadth of claims allowed is uncertain. As a result, we cannot be certain that the patent applications that we file will result in patents being issued, or that our patents and any patents that may be issued to us will afford protection against competitors with similar technology. Numerous patents and pending patent applications owned by others exist in the fields in which we have developed and are developing our technology and operating our business. Any of our existing or pending patents may be challenged by others on the basis that they are invalid or unenforceable. Furthermore, patent applications filed in foreign countries are subject to laws, rules and procedures that differ from those of the United States, and thus we cannot be certain that foreign patent applications related to issued U.S. patents will be issued.

Even if our patent applications succeed and we are issued patents in accordance with them, these patents may still expire, be contested, circumvented, invalidated or limited in scope in the future. Patents are granted for limited terms, and may expire before or shortly after we are able to develop, scale, commercialize our technology, or enter into licensing arrangements. As a result, the commercial value of these patents may diminish over time, and we may not realize the full benefits of the patent protection before such patents expire. In addition, we may be unable to obtain additional patents or other intellectual property rights with sufficient scope or duration to meaningfully extend or replace the protection provided by our existing patent portfolio. The rights granted under any issued patents may not provide us with meaningful protection or competitive advantages, and some foreign countries provide significantly less effective patent enforcement than in the United States. In addition, the claims under any patents that issue from our patent applications may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to ours. The intellectual property of others could also bar us from licensing and exploiting any patents that issue from our pending applications. In addition, patents issued to us may be infringed or designed around by others and others may obtain patents that we need to license or design around, and our patent rights may expire, which could limit our ability to leverage our patents to their full advantage and adversely affect our competitive position, either of which would increase costs and may adversely affect our business, prospects, financial condition and operating results.

Our Business Risks

The battery market continues to evolve, is highly competitive, and we may not be successful in competing in this industry or establishing and maintaining confidence in our long-term business prospects among current and future partners and customers, including licensees.

The battery market in which we compete continues to evolve and is highly competitive. To date, we have focused our efforts on our lithium-metal solid-state battery technology, which is being designed to outperform conventional lithium-ion battery technology. However, lithium-ion battery technology has been widely adopted and our current competitors have, and future competitors may have, greater resources than we do and may also be able to devote greater resources to the development of their current and future technologies. These competitors also may have greater access to customers, including licensees, and may be able to establish cooperative or strategic relationships amongst themselves or with third parties that may further enhance their resources and competitive positioning. In addition, lithium-ion battery manufacturers may continue to reduce cost and expand supply of conventional batteries and thereby reduce the prospects for our business or negatively impact the ability for us to sell or license our products at a market-competitive price with sufficient margins. The lithium-ion battery industry may also experience periods of excess manufacturing capacity; this imbalance between demand and supply capacity may create further downward pressure on prices and could lead to competitors selling at or below material costs. In such scenarios, even if our batteries outperform conventional technologies, our competitive advantage may become irrelevant if we cannot offer pricing that meets market expectations, further threatening the viability of our business. For example, Chinese production has significantly driven down the costs of lithium-ion batteries for EVs through massive scale and government support. As of 2025, China's average battery pack price was approximately 56% lower than costs in Europe and approximately 44% lower than costs in the United States.

Many automotive OEMs, a number of battery technology companies, and consortiums subsidized by countries, such as China, are researching and investing in solid-state battery efforts and, in some cases, in battery development and production. There are a number of companies seeking to develop alternative approaches to solid-state battery technology, including lithium-metal batteries. We expect competition in battery technology and EVs to intensify due to increased demand for EVs and a regulatory push for EV adoption, continued globalization, and consolidation in the worldwide automotive industry. For example, PowerCo is intended to consolidate Volkswagen's activities along the value chain for batteries—from processing raw materials to developing a unified Volkswagen battery to managing the European gigafactories. Additionally, in 2024, China announced the China All-Solid-State Battery Collaborative Innovation Platform, which brings together government, academia and industry to develop and manufacture solid-state batteries that can compete globally. Developments in alternative technologies or improvements in battery technologies made by competitors may materially adversely affect the sales, pricing and gross margins of our batteries. If a competing technology is developed with superior operational or price performance, our business will be harmed. For example, early results of silicon-anode battery technologies suggest they may offer significant competition to our business. These technologies claim to deliver higher energy densities, faster charging times, and potentially lower costs, which could reduce the demand for our solid-state batteries or require us to adjust our pricing or margins to remain competitive. Furthermore, a sustained decline in battery prices—whether due to overcapacity, aggressive pricing by competitors, or subsidies—could make it difficult for us to recover our costs, no matter how advanced our technology is. If we fail to accurately predict and ensure that our battery technology can address customers' changing needs or emerging technological trends, or if our customers fail to achieve the benefits expected from our solid-state batteries, our business will be harmed.

We must continue to commit significant resources to develop our battery technology to establish a competitive position, and these commitments will be made without knowing whether such investments will result in products potential customers will find acceptable. There is no assurance we will successfully identify new customer requirements, develop and bring our batteries to market on a timely basis, or that products and technologies developed by others will not render our batteries obsolete or noncompetitive, any of which would adversely affect our business and operating results. In addition to these development efforts, we may also need to commit substantial financial and operational resources to expand or enhance our partners' facilities to support our partnerships and supplier relationships. For example, to secure custom materials or specialized components, we may need to invest in or fund partner capital expenditures. These commitments could be made without certainty that such investments will yield the intended benefits or result in commercially viable products. If we are unable to effectively manage these resource allocations or if these investments do not achieve their objectives, our business, financial condition, and operating results could be adversely affected.

Customers will be less likely to purchase our batteries if they are not convinced that our business will succeed in the long term. Similarly, suppliers and other third parties will be less likely to invest time and resources in developing business relationships with us if they are not convinced that our business will succeed in the long term. Accordingly, to build, scale up and maintain our business, we must maintain confidence among current and future partners, customers, suppliers, analysts, ratings agencies and other parties in our long-term financial viability and business prospects. Maintaining such confidence may be particularly complicated by certain factors including those that are largely outside of our control, such as our limited operating history, market unfamiliarity with our products, any delays in scaling manufacturing, delivery and service operations to meet demand, competition and uncertainty regarding the future of EVs and our eventual production and sales performance compared with market expectations.

Our future growth and success are dependent upon consumers' willingness to adopt EVs.

Our growth and future demand for our products is highly dependent upon the adoption by consumers of alternative fuel vehicles in general and EVs in particular. In recent years, many countries, companies and consumers have accelerated targets with respect to decreasing dependency on fossil fuels, which in turn is expected to increase demand for EVs; however, the market for new EVs continues to evolve rapidly and is also characterized by rapidly changing technologies, competitive pricing and other competitive factors, evolving government regulation and industry standards, and changing consumer demands and behaviors. In addition, several challenges could slow the adoption of EVs, including the availability and affordability of raw materials critical to EV production, such as lithium, nickel, and cobalt, the adequacy of EV charging infrastructure, and concerns over battery performance, safety, and recyclability. Furthermore, economic uncertainty, fluctuating interest rates and energy prices, and geopolitical events, such as trade restrictions or conflicts affecting supply chains, could also affect consumer purchasing decisions. For example, in 2024, automotive companies across Europe have announced plant closures and layoffs to address weak demand, high costs, and competition from China in the EV market. If the market for EVs in general does not develop as expected, or develops more slowly than expected, our business, prospects, financial condition and operating results could be harmed.

Our ability to successfully pursue new markets and applications is uncertain, and failure to do so could adversely affect our business, financial condition and results of operations.

Our long‑term growth strategy depends in part on our ability to expand beyond our initial target markets and successfully commercialize our solid‑state battery technology across additional vehicle platforms, customers, and end markets. These efforts require us to identify attractive new markets and applications, demonstrate the performance, reliability and cost competitiveness of our technology for such use cases, and convert potential customers into meaningful commercial relationships and orders. There can be no assurance that our technology will be successful in these new markets or that we will be able to penetrate such new markets at all.

Pursuing new markets involves significant challenges and risks, including the need to adapt our technology to different performance requirements, qualification standards, regulatory regimes, and customer expectations, as well as the potential need for additional investment in development, manufacturing capabilities, and commercial infrastructure. We may also face increased customer testing and validation requirements, and greater competitive pressures in markets where we have limited operating history or brand recognition. If we are unable to successfully address these challenges, we may not be able to achieve our expected growth objectives.

Our success in expanding into new markets also depends on our ability to establish and maintain commercial relationships, which may include new and existing strategic partners, licensees, or other collaborators. There can be no assurance that we will be able to identify and establish relationships and arrangements with partners in such new markets. In addition, these new and existing relationships may require significant management attention and resources and may expose us to operational, financial, or reputational risks.

If we fail to successfully pursue and penetrate new markets, or if our efforts to do so result in higher costs, delays, or lower‑than‑expected returns, our business, financial condition, results of operations, and prospects could be materially and adversely affected.

We have a history of financial losses and expect to incur significant expenses and continuing losses from operations for the foreseeable future.

We incurred a loss from operations of approximately $472.6 million, and a net loss of approximately $435.1 million for the year ended December 31, 2025, and an accumulated deficit of approximately $3.8 billion from our inception in 2010 through December 31, 2025. We believe that we will continue to incur operating losses each quarter until at least the time significant production of our lithium-metal solid-state batteries begins, and such production is not expected to begin in the near future.

We expect the rate at which we will incur losses to be significantly higher in future periods as we, among other things, continue to incur significant expenses in connection with the design, development and commercialization of our battery technology; expand our research and development activities; invest in production capabilities; build up inventories of components for our batteries; increase our sales and marketing activities; develop our licensing and distribution infrastructure; and increase our general and administrative functions to support our growing operations. We may find that these efforts are more expensive than we currently anticipate or that these efforts may not result in revenues, which would further increase our losses.

We believe that our technology enables a variety of business models, including but not limited to sole manufacturing, joint ventures, and licensing, each of which may involve certain risks and tradeoffs.

We believe that our technology enables a variety of business models and presents opportunities with a variety of potential customers, such as automotive OEMs, end-users, and licensees, as applicable. In addition to the collaboration with PowerCo, which contemplates a licensing arrangement, we may license technology to other manufacturers, operate our own manufacturing facilities, or enter into joint venture arrangements, among other approaches, each with potential risks and tradeoffs.

Operating solely-owned manufacturing facilities would allow us full control over production and quality, helping us protect proprietary processes and maintain consistency. However, this approach would require significant capital investment in infrastructure, equipment, and workforce, leading to increased operational expenses and financial exposure, and the capital required for such investment may not be available on favorable terms, if at all. Managing manufacturing operations also exposes us to risks such as supply chain disruptions, production delays, cost overruns, equipment failures, and scaling challenges, which may hinder our ability to meet demand or maintain competitive pricing. Without third-party manufacturers to rely on, any inefficiency or failure in our facilities could have a materially adverse effect on our business, profitability, and reputation.

In a joint venture arrangement, we would collaborate with third parties to commercialize and manufacture our battery technology, sharing both risks and resources. This could provide access to additional capital, markets, and expertise, but also introduces risks related to control and management. Disagreements with partners over operational decisions, strategy, or investments could disrupt our business plans, while our reliance on their performance could pose additional risks. If a joint venture partner fails to fulfill their obligations or experiences financial or operational issues, it could lead to inefficiencies, delays, or disruptions that harm our business and reputation.

Under a licensing model, for example if we enter into the PowerCo IP License Agreement with PowerCo, we can leverage our battery technology by licensing it to third parties for commercialization and manufacturing. This approach could reduce capital requirements by limiting investments in infrastructure and operations and potentially enable faster market penetration. However, licensing could lead to lower revenue, reduced control over production, and distribution challenges. Licensing agreements may also pose risks of third-party noncompliance, inconsistent execution, quality issues, or competitive disadvantages. Additionally, relying on third-party licensees could result in missed market opportunities or reputational damage due to negative association with certain third parties, ultimately impacting our profitability and growth.

Aside from the business models described above, if we pursue other types of arrangements or business models, we potentially face other risks and tradeoffs that could have a materially adverse effect on our business, profitability, and reputation.

Our expectations and targets regarding when we will achieve various technical, pre-production and production objectives depend in large part upon assumptions and analyses developed by us. If these assumptions or analyses prove to be incorrect, we may not achieve these milestones when expected or at all.

Our expectations and targets regarding when we will achieve various technical, pre-production and production objectives reflect our current expectations and estimates, and are projections based on information readily available to us when setting such milestones. When or whether we will achieve these objectives within the projected timelines depends on a number of factors, many of which are outside our control, including, but not limited to:

- success and timing of development activity;

- unanticipated technical or production challenges or delays;

- technological developments relating to lithium-ion, lithium-metal solid-state or other batteries that could adversely affect the commercial potential of our technologies;

- whether we can obtain sufficient capital to continue our research and development activities, build and operate our production facilities and sustain and grow our business;

- adverse developments in our collaboration with Volkswagen, including termination of the PowerCo Collaboration Agreement, statement of work, or PowerCo IP License Agreement, if entered into, delays in achieving the milestones set forth in the PowerCo Collaboration Agreement or failing to meet the milestones prerequisite to our entering into the PowerCo IP License Agreement;

- our ability to manage our growth;

- whether we can manage relationships with key suppliers;

- our ability to retain existing key management, integrate recent hires and attract, retain and motivate qualified personnel; and

- the overall strength and stability of domestic and international economies.

Unfavorable changes in any of these or other factors, most of which are beyond our control, could materially and adversely affect our ability to achieve our objectives when planned and our business, results of operations and financial results.

Our ability to manage our business is highly dependent on IT systems and our website, systems, and data may be subject to intentional or inadvertent disruption, security incidents, or alleged violations of laws, regulations, or other obligations relating to data handling could adversely impact our reputation and future sales.

We are highly dependent upon a variety of information systems to operate our business. The information systems (including internal and external systems such as our website or systems used by partners, service providers, suppliers, customers, and other third parties') supporting our research, development, and the production of our batteries, and the data we maintain, including our intellectual property, may be subject to intentional or inadvertent disruption, such as telecommunications or network failures, security incidents, or alleged violations of laws, regulations, or other obligations relating to data handling. Any such matters, or perceptions that any of them have occurred, could result in private claims, demands and litigation, regulatory investigations and other proceedings, as well as fines and other liabilities, which could adversely impact our reputation and future sales. We expect to face significant challenges with respect to information security and maintaining the security and integrity of our systems and other systems used in our business, as well as with respect to the data stored on or processed by these systems. Advances in technology, including increased adoption of artificial intelligence technology by us and third-party service providers, suppliers, customers, and other third-party partners, an increased level of sophistication and expertise of hackers, new discoveries in the field of cryptography or other technological developments can result in actual or perceived compromise or breach of, or other security incident with respect to, the systems used in our business or of security measures used in our business to protect intellectual property, confidential information, personal information, and other data. Additionally, remote working further increases the security threats that we and our third-party service providers, suppliers, and customers face.

The availability and effectiveness of our batteries, and our ability to conduct our business and operations, depend on the continued operation of information technology and communications systems, some of which we have yet to develop or otherwise obtain the ability to use. We must routinely update our IT infrastructure and our various IT systems throughout the organization, or we may not continue to meet our current and future business needs. Systems used in our business by us and our third-party service providers, suppliers, customers, and partners, including data centers and other information technology systems, may also be vulnerable to damage or interruption. Such systems could also be subject to physical or electronic break-ins, corporate sabotage or state-sponsored espionage, and intentional acts of vandalism, infection by ransomware, viruses, or other malware, as well as disruptions and security incidents as a result of non-technical issues, including intentional or inadvertent acts or omissions by employees, service providers, suppliers, customers or others, to among other things, properly implement our software and related security patches and updates. We use service providers to help provide certain services, and any such service providers face similar security and system disruption risks as us. Some of the systems used in our business are not and will not be fully redundant, and our disaster recovery planning cannot account for all eventualities. Any data security incidents or other disruptions to any data centers or other systems used in our business by us and our third-party service providers, suppliers, and customers could result in lengthy interruptions in our service and may adversely affect our business, prospects, financial condition and operating results.

Significant capital and other resources may be required in efforts to enhance our current IT systems, implement new IT systems, protect against information security breaches, security incidents, and system disruptions, or to alleviate problems caused by actual or suspected information security breaches and other data security incidents and system disruptions. The resources required may increase over time as the methods used by hackers and others engaged in online criminal activities and otherwise seeking to obtain unauthorized access to systems or data, and to disrupt systems, are increasingly sophisticated and constantly evolving. In addition, the risk of cyberattacks may be heightened due to the war in Ukraine and other geopolitical events. Such cyberattacks could disrupt the economy more generally and could also impact our operations either directly or indirectly.

Security breaches and/or incidents can also remain undetected for an extended period, including situations in which hackers mine data over time or optimize the timing and potency of their cyberattacks or disruptions. Any failure or perceived failure by us or our service providers, suppliers, customers, and partners, to prevent information security breaches or other security incidents or system disruptions, or to comply with privacy policies or any actual or asserted legal obligations relating to privacy or information security, or any compromise of security that results in or is perceived or reported to result in unauthorized access to, or loss, theft, alteration, release, transfer, unavailability, or other processing of, our information, or any personal information or other customer data or confidential information, that we or our service providers, suppliers, customers, and partners, maintain or otherwise process, could cause our potential customers to lose trust in us, result in loss or theft of proprietary or sensitive data and intellectual property, could harm our reputation and competitive position and could expose us to legal claims, demands, and litigation, regulatory investigations and proceedings, and fines, penalties, and other liability. Any such actual or perceived security breach, security incident or disruption could also divert the efforts of our technical and management personnel and could require us to incur significant costs and operational consequences in connection with investigating, remediating, eliminating and putting in place additional equipment and devices designed to prevent actual or perceived security breaches and other incidents and system disruptions.

Additionally, our handling of data relating to individuals is subject to a variety of laws and regulations relating to privacy, data protection, and data security, and may become subject to additional obligations, including contractual obligations, relating to our maintenance and other processing of this data. Laws, regulations, and other actual and potential obligations relating to privacy, data protection, and data security are evolving rapidly, and we expect to potentially be subject to new laws and regulations, or new interpretations of laws and regulations, in the future in various jurisdictions. These laws, regulations, and other obligations, and changes in their interpretation, could require us to modify our operations and practices, restrict our activities, and increase our costs, and it is possible that these laws, regulations, and other obligations may be inconsistent with one another or be interpreted or asserted to be inconsistent with our business or practices. Any failure or perceived failure to comply with any applicable laws, regulations, or other obligations relating to privacy, data protection, or data security could also result in regulatory investigations and proceedings, and misuse of or failure to secure data relating to individuals could also result in claims and proceedings against us by governmental entities or others, penalties and other liability, and damage to our reputation and credibility, and could have a negative impact on potential future revenues and profits.

In addition, if any issues concerning the IT systems result in, or contribute to, a delay in our timely reporting of our results of operations for any period or our not filing one or more periodic reports with the SEC on time, the price of our Class A Common Stock could decline substantially, and we could face costly lawsuits, including securities class actions, and also could impair our ability to raise necessary capital to run our operations and progress our product development efforts. Further, as we are dependent upon our ability to gather and promptly transmit accurate information to key decision makers, our business, results of operations and financial condition may be adversely affected if our information systems do not allow us to transmit accurate information, even for a short period of time. Failure to properly or adequately address these issues could negatively impact our ability to perform necessary business operations, which could adversely affect our reputation, competitive position, business, results of operations and financial condition. While our enterprise resource planning ("ERP") system is designed to accurately maintain our books and records and provide important information to our management team for use in the operation of the business if the ERP system or any other implemented system does not operate as intended, it could adversely affect our financial reporting systems and our ability to produce financial reports and process transactions.

We are exposed to risks related to the use of artificial intelligence by us, our suppliers, partners and competitors.

We are increasingly incorporating artificial intelligence capabilities into our business operations. Artificial intelligence technology is complex and rapidly evolving and presents risks and challenges that may impact our business, including subjecting us to significant competitive, legal, regulatory, operational and other risks. There is no guarantee that use of artificial intelligence will enhance our technologies, benefit our business operations, or produce products and services that are preferred by our partners and customers. Additionally, artificial intelligence algorithms or training methodologies may be flawed, and datasets may contain irrelevant, insufficient, biased or proprietary information, including the intellectual property of others, which can result in output errors and inadvertent infringement of others' intellectual property rights, and may give rise to legal liability and materially harm our business. The use of artificial intelligence may also result in inadvertent data leakage or unauthorized exposure of data and confidential business information or increase the risks of cybersecurity incidents more generally. Our competitors may also be more successful in their artificial intelligence strategy and develop competitive products with the aid of artificial intelligence technology. As a result, any issues in the development and use of artificial intelligence by us or our suppliers, partners and competitors, combined with an uncertain regulatory environment, may result in reputational harm, liability, or other adverse consequences to our business operations.

Evolving scrutiny and changing expectations from global regulators and our stakeholders regarding our sustainability practices and value proposition could adversely affect our business, brand and reputation.

There is evolving focus, including from global regulators and stakeholders such as our investors, customers and partners, on sustainability matters, including climate change, environmental stewardship, diversity and inclusion, and sustainability strategy. In particular, increasing public awareness and concern over climate change may result in new or increased legal and regulatory requirements to reduce or mitigate the effects of climate change on the environment. Increased costs of energy or compliance with emissions standards due to increased legal or regulatory requirements may cause disruptions in or increased costs associated with our development and production operations. It is also possible that requirements or guidance in one jurisdiction, such as the United States, may contradict or diverge from requirements or guidance in other jurisdictions, such as the European Union. Agreements with customers and partners, such as the PowerCo Collaboration Agreement, include and may include obligations related to sustainability targets. There can be no certainty that we will manage such matters successfully, or that we will successfully meet the (at times contradictory) expectations of stakeholders as to our proper role with respect to sustainability matters. Any failure or perceived failure to timely manage, respond, or meet sustainability related contractual, legal or regulatory requirements, expectations or targets, including with respect to reducing our or our partners' impact on the environment, or addressing climate change related impacts or other sustainability concerns, could subject us to significant costs and liabilities and adversely affect our business and reputation.

From time to time, we are involved in litigation, regulatory actions or government investigations and inquiries, which could have an adverse impact on our profitability and consolidated financial position.

We are involved in a variety of litigation, other claims, suits, regulatory actions or government investigations and inquiries and commercial or contractual disputes that, from time to time, are significant. See Note 7, Commitments and Contingencies, to the consolidated financial statements included elsewhere in this Report for a description of certain litigation matters that we are involved in.

In addition, from time to time, we may also be involved in legal proceedings and investigations arising in the normal course of business including, without limitation, commercial or contractual disputes, including warranty claims and other disputes with potential customers and suppliers; intellectual property matters; personal injury claims; environmental issues; tax matters; and employment matters including actions under California's Private Attorney General Act.

It is difficult to predict the outcome or ultimate financial exposure, if any, represented by these matters, and there can be no assurance that any such exposure will not be material. Such claims may also negatively affect our reputation.

We may become subject to product liability claims, which could harm our financial condition liquidity and reputation if we are not able to successfully defend or insure against such claims.

We may become subject to product liability claims, even those without merit, which could harm our business, prospects, reputation, operating results, and financial condition. We face inherent risk of exposure to claims in the event our batteries do not perform as expected, fail to meet relevant safety standards or requirements, or malfunction resulting in personal injury or death. Our risks in this area are particularly pronounced given our batteries have not yet been commercially tested or mass produced. A successful product liability claim against us or our licensees could require us to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about our batteries and business and inhibit or prevent commercialization of other future battery candidates, which would have a material adverse effect on our brand, business, prospects and operating results. Any insurance coverage might not be sufficient to cover all potential product liability claims. Any lawsuit seeking significant monetary damages either in excess of our coverage, or outside of our coverage, may have a material adverse effect on our reputation, business and financial condition. We may not be able to secure additional product liability insurance coverage on commercially acceptable terms or at reasonable costs when needed, particularly if we do face liability for our products and are forced to make a claim under our policy.

We are subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws, and non-compliance with such laws can subject us to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses, all of which could adversely affect our business, results of operations, financial condition and reputation.

We are subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws and regulations in various jurisdictions in which we conduct or in the future may conduct activities, including the U.S. Foreign Corrupt Practices Act ("FCPA"), the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.K. Bribery Act 2010, the U.S. Bank Secrecy Act, as amended, and other similar laws and regulations. The FCPA and the U.K. Bribery Act 2010 prohibit us and our officers, directors, employees and business partners acting on our behalf, including agents, from corruptly offering, promising, authorizing or providing anything of value to a "foreign official" for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The U.K. Bribery Act also prohibits non-governmental "commercial" bribery and soliciting or accepting bribes. The U.S. Bank Secrecy Act, particularly 18 U.S.C. §§ 1956, 1957, generally prohibits persons from engaging in transactions where the proceeds at issue derive from, or are intended to facilitate or conceal, illegal activity, or where a party to the transaction is "willfully blind" to the illegal sources of the proceeds.

We may leverage third parties to conduct our business. We, our directors, officers, employees, representatives, consultants, agents, and business partners may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and we may be held liable for the corrupt or other illegal activities of these directors, officers, employees, representatives, consultants, agents, and business partners even if we do not explicitly authorize such activities. The FCPA also requires companies to make and keep books, records and accounts that accurately reflect transactions and dispositions of assets and to maintain a system of adequate internal controls and compliance procedures designed to prevent such violations. While we have policies and procedures designed to ensure compliance with these laws and regulations, we cannot guarantee that none of our directors, officers, employees, representatives, consultants, agents, and business partners will engage in improper conduct for which we may be held responsible.

Any allegations of or violations of anti-corruption, anti-bribery, anti-money laundering, or financial and economic sanctions laws could subject us to whistleblower complaints, adverse media coverage, investigations, and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures and legal expenses, all of which could materially and adversely affect our business, results of operations, financial condition and reputation. Responding to any investigation or action will likely result in a materially significant diversion of management's attention and resources and significant defense costs and other professional fees. In addition, changes in economic sanctions laws in the future could adversely impact our business and investments in our Class A Common Stock.

Inflation and changing interest rates may adversely affect our financial condition and results of operations.

Our operations could be adversely impacted by inflation, primarily due to higher material, labor, and construction costs. To date, we do not believe that inflation has had a material impact on our results of operations, capital resources or liquidity; however, we have experienced increases in prices of raw materials, components and labor costs. Our future mitigation strategies may include considering alternative vendors, vertically integrating certain aspects of our supply chain and redesigning our product or production process. It is difficult to determine what impact inflationary pressures will have on our long-term growth strategies, as there is uncertainty regarding at what levels inflation may continue, and to what level increased costs will affect commercialization of our product. If we are not able to fully offset higher costs through price increases or other corrective measures, inflation may adversely affect our business, financial condition and results of operations.

We may be negatively impacted by epidemics, pandemics, and other outbreaks.

We face various risks related to epidemics, pandemics, and other outbreaks. Pandemics have previously and may in the future result in changes in consumer and business behavior. The spread of COVID-19, for instance, impacted our potential customers and our suppliers by disrupting the manufacturing, delivery and overall supply chain of battery, EV and equipment manufacturers and suppliers and led to a global decrease in battery and EV sales in markets around the world. In response to the pandemic, government authorities implemented numerous measures to try to contain the virus, such as travel bans and restrictions, quarantines, stay-at-home or shelter-in-place orders, and business shutdowns, which affected our operations and the operations of our suppliers, vendors and business partners.

In the event of a further epidemic, pandemic or other outbreak, we may face similar adverse effects as experienced during the COVID-19 pandemic. For example, we may be required to take a variety of measures as may be required by government authorities or that we determine are in the best interests of our employees, suppliers, vendors and business partners, and any such measures may adversely affect our future production plans, supply chain sales and marketing activities, business and results of operations.

The extent to which any such epidemic, pandemic or other outbreak would impact our business, prospects and results of operations will depend on future developments, which are highly uncertain and cannot be predicted, including the duration and spread of any such epidemic, pandemic or other outbreak, the actions to contain the outbreak or treat its impact, including the development, distribution and administration of effective vaccines, a waning immunity among persons already vaccinated, an increase in fatigue or skepticism with respect to initial or booster vaccinations, the severity of breakthrough cases and variants, including potentially vaccine-resistant variants, and how quickly and to what extent normal economic and operating activities can resume. Even after any such epidemic, pandemic or other outbreak has subsided, we may continue to experience an adverse impact to our business as a result of the global economic impact, including any recession that has occurred or may occur in the future, or due to changes in consumer behavior, for example an increase in remote work leading to a decrease in demand for automobiles.

Our Regulatory Risks

Global trade issues and changes in and uncertainties with respect to trade policies and export regulations, including import and export license requirements, trade sanctions or restrictions, tariffs and international trade disputes, could substantially harm our business and operating results.

Our batteries, and the sale of EVs and motor vehicles in general, are subject to substantial regulations under international, federal, state and local laws, including export control laws. We expect to incur significant costs in complying with these regulations. Regulations related to the battery and EV industry and alternative energy are currently evolving and we face risks associated with changes to these regulations as well as potential for heightened regulatory scrutiny. For example, laws and regulations may be passed that make manufacturers financially responsible for the collection, treatment, recycling and disposal of certain products, including batteries for EVs. The costs of complying with such requirements, as they now exist or as may be introduced in the future, and the associated administrative burden could adversely affect our financial condition and results of operations, particularly if we are unable to pass on such costs to our customers or if we're negatively impacted to obtain the components and materials critical to our operations. The costs of complying with such requirements, as they now exist or as may be introduced in the future, and the associated administrative burden could adversely affect our financial condition and results of operations, particularly if we are unable to pass on such costs to our customers.

Internationally, there may be laws and regulations in the United States or in jurisdictions we have not yet entered or laws we are unaware of in jurisdictions we have entered that may restrict our sales or other business practices. The laws in this area can be complex, difficult to interpret and may change over time. Continued regulatory limitations and other obstacles that may interfere with our ability to engage with partners or commercialize our products can negatively impact demand for our future product, increase our supply chain complexity and production costs, reduce the competitiveness of our products, or restrict our ability to sell products or raise capital, any or all of which could have a negative and material impact on our business, prospects, financial condition and results of operations.

In addition, the complex relationships among the United States and the countries in which we may conduct business, pose inherent risk that political, diplomatic, and national security factors can lead to global trade restrictions and changes in trade policies and export regulations that affect the EV industry. As geopolitical conflicts, such as wars in Ukraine and in the Middle East and global trade tensions continue, or possibly escalate, this may lead to further disruption, instability and volatility in global markets and industries that could negatively impact our operations, supply chain, and future sales. The U.S. government and other governments have already imposed severe sanctions and export controls against Russia and Belarus, as well as entities in China and other countries that are supporting Russia's invasion of Ukraine, and may yet impose additional sanctions and export controls. The impact of these measures, as well as potential responses to them by Russia, China, and other countries, is currently unknown and they could adversely affect the global economy, our business, supply chain, partners or customers.

The U.S. government has and may continue to make significant changes in U.S. trade policy, including further expanding its controls on exports and imposing new tariffs on imports globally, which could negatively impact U.S. trade and result in the adoption of retaliatory tariffs by other countries as well, leading to a global trade war. More specifically, the U.S. government has imposed significant tariffs on and prohibited imports of products from China. In retaliation, China has implemented additional tariffs on a wide range of American products, imposed controls on exports of rare earth minerals to the United States and may impose additional tariffs and controls on inputs used by the EV industry. Such tariffs and prohibitions, if expanded, could have a significant impact on our business, adversely affect supply chains, and may impact our ability to access materials or production equipment in a timely manner, including around the importation of parts of our batteries and certain production equipment that is manufactured in, or with inputs from, China. If we attempt to renegotiate prices with suppliers or diversify our supply chain in response to tariffs, such efforts may not yield immediate results or may be ineffective. We might also consider increasing prices to our customers once we commence sales of our products; however, this could reduce the competitiveness of our products and adversely affect net sales.

We cannot predict what actions may ultimately be taken with respect to tariffs or trade relations between the United States and other countries, what products may be subject to such actions, or what actions may be taken by the other countries in retaliation. If we fail to manage these dynamics successfully, gross margins and profitability could be adversely affected. As of the date of this report, tariffs have not had a material impact on our business, but should there be further disruption, instability and volatility in global markets and industries resulting from the dynamics of geopolitical relations between the United States and China, or the United States and other countries, our business could be materially and adversely affected, including due to volatility of prices and lead times of equipment and materials sourced from or with a supply chain passing through China and other impacted countries.

The U.S. or foreign governments may take additional administrative, legislative, or regulatory action that could materially interfere with our ability to sell products in certain countries. Sustained uncertainty about, or worsening of, current global economic conditions and further escalation of trade tensions between the United States and its trading partners, especially China, could result in a global economic slowdown and long-term changes to global trade, including retaliatory trade restrictions which may have an adverse effect on our business, financial condition and results of operations. Any alterations to our business strategy or operations made in order to adapt to or comply with any such changes would be time-consuming and expensive, and certain of our competitors may be better suited to withstand or react to these changes.

To the extent regulations change, we may not be in compliance with applicable international, federal, state or local regulations, which would have an adverse effect on our business. Compliance with changing regulations could be burdensome, time consuming, and expensive. To the extent compliance with new regulations is cost prohibitive, our business, prospects, financial condition and operating results would be adversely affected.

We are subject to environmental and safety risks and requirements relating to environmental and safety regulations and environmental remediation matters which could adversely affect our business, results of operation and reputation.

Battery technology development and production involves certain inherent environmental and safety risks. Some of our employees handle hazardous materials, including chemicals, such as materials containing lithium and sulfide, that pose specific challenges. We have engineering and administrative controls in place for handling these materials along with any hazardous substances and the employees who handle such materials are required to follow certain safety procedures, including the use of personal protective equipment such as respirators where needed, chemical goggles, and other protective clothing. In addition to exposure, materials with lithium and sulfides have the propensity to start fires. While we believe we have taken precautionary measures which include engineering controls, personal protective equipment, procedures and training to prevent human exposures and fires, including annual safety training for our employees, we cannot ensure that human or environmental exposure to hazardous materials used in our development activities and prototype products will not occur. Any such exposure could result in future third-party claims against us, damage to our reputation, and heightened regulatory scrutiny, remedial and corrective action obligations or the incurrence of capital expenditures, any of which could limit or impair our ability to attract customers. The occurrence of future events such as these could have a material adverse effect on our business, financial condition and results of operations.

We utilize new production equipment, techniques and processes, including specialized automated production equipment within our separator, cathode, and cell assembly process areas. These equipment and processes pose hazards typical to manufacturing such as but not limited to hazardous materials, moving parts, and high voltage and/or high current electrical systems typical of large production equipment and related safety incidents. Although we conduct equipment and process reviews before use, we may not be able to prevent the occurrence of safety incidents that damage machinery or our products, slow or stop production, or harm employees. Consequences to such safety incidents may include litigation, regulation, fines, increased insurance premiums, personal injury to or death of our employees, mandates to temporarily halt production, workers' compensation claims, damage to our facilities, or other actions that impact our company brand, finances, or ability to operate. Also, the shift toward greater automation and more complex machinery across our operations introduces heightened operational risks. For example, our pilot line incorporates higher levels of automation and robotics than our prior processes, which increases operational complexity and places greater demand on employee training, safety procedures and compliance controls. Despite the safety measures and protocols we have implemented, industrial accidents, equipment malfunctions or other safety incidents may occur. Such incidents may involve our employees, contractors, service personnel, equipment vendors or other third parties, and could result in personal injury, production downtime, regulatory enforcement actions, remediation costs or reputational harm. Any of these events could adversely affect our business, financial condition and operating results.

In addition to the risks listed above, we are subject to numerous federal, state and local environmental laws and regulations governing, among other things, solid and hazardous waste storage, treatment and disposal, and remediation of releases of hazardous materials. There are significant capital, operating and other costs associated with compliance with these environmental laws and regulations. Environmental laws and regulations, including used battery recycling, recovery and reuse, are cost intensive activities that we support. Federal, state and local authorities also regulate a variety of matters, including, but not limited to, health, safety and permitting in addition to the environmental matters discussed above. New legislation and regulations may require us to make material changes to our operations, resulting in significant increases to the cost of production.

Risks Related to Ownership of Our Common Stock and Our Certificate of Incorporation and Bylaws Provisions

Our Class A Common Stock has been and may in the future continue to be subject to extreme volatility.

The trading price of our Class A Common Stock has been and may in the future continue to be subject to extreme volatility. For example, from November 27, 2020, the date our Class A Common Stock began publicly trading, through December 31, 2025, our Class A Common Stock has experienced an intra-day trading high of $132.73 per share and an intra-day trading low of $3.40 per share. At certain times during such period, the daily fluctuations in the trading price of our Class A Common Stock were substantially greater than 10%. We cannot predict the magnitude of future fluctuations in the trading price of our Class A Common Stock. The trading price of our Class A Common Stock may be affected by a number of factors, including events described in the risk factors set forth in this Report and in our other reports filed with the SEC from time to time, as well as our operating results, financial condition and other events or factors. Any of the factors listed below could have a material adverse effect on your investment in our securities. Factors affecting the trading price of our securities may include:

- announcements by us or our competitors regarding technical developments and levels of performance achieved by our or their battery technologies;

- announcements by us regarding the timing of our production objectives, including regarding our pilot line and our QSE-5 product;

- announcements by us, Volkswagen, or other partners regarding developments in our respective relationships, including changes in Volkswagen's investment in us;

- misinformation or negative information available in public media published or disseminated by third parties and not otherwise attributable to official statements made by us;

- our ability to bring our products and technologies to market on a timely basis, or at all;

- our operating results or development efforts failing to meet the expectation of securities analysts or investors in a particular period;

- actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

- changes in the market's expectations about our operating results or the EV industry;

- success of competitors actual or perceived development efforts;

- changes in financial estimates and recommendations by securities analysts concerning us or the battery industry in general;

- operating and share price performance of other companies that investors deem comparable to us;

- disputes or other developments related to proprietary rights, including patents, litigation matters and our ability to obtain and assert intellectual property protection for our technologies;

- changes in laws and regulations affecting our business;

- our ability to meet compliance requirements;

- commencement of, resolution of, or involvement in, litigation involving us;

- contests, actions or requests by activist stockholders seeking to effect change in our strategic operations;

- changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;

- the trading volume of shares of our Class A Common Stock;

- the level of demand for our stock, including the amount of short interest in our Class A Common Stock;

- any major change in our Board or management;

- sales of substantial amounts of the shares of Class A Common Stock by our directors, executive officers or significant stockholders, including Volkswagen, or the perception that such sales could occur;

- changes in the estimates and assumptions that we make in the preparation of our financial statements that may result in the fluctuation of our results of operations; and

- general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations, acts of terrorism, hostilities or the perception that hostilities may be imminent, and military conflict and acts of war.

Broad market and industry factors may materially harm the market price of our securities irrespective of our operating performance and such impact may be exacerbated during periods of greater economic and market volatility. The stock market has experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of securities may not be predictable. A loss of investor confidence in the market or the securities of other companies which investors perceive to be similar to us could depress the market price of our securities regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

Following certain periods of volatility in the market price of our securities, we may become the subject of securities litigation. We have experienced and may in the future experience additional litigation following periods of volatility. This type of litigation may result in substantial costs and a diversion of management's attention and resources.

Sales of substantial amounts of our Class A Common Stock in the capital markets by us or our stockholders could result in additional dilution of the percentage ownership of our stockholders and could reduce the price of our Class A Common Stock.

Sales of a substantial number of shares of our Class A Common Stock in the capital markets could result in additional dilution of the percentage ownership of our stockholders, and the perception that such sales could occur could adversely affect the market price of our Class A Common Stock, which may make it more difficult for you to sell your Class A Common Stock at a time and price that you deem appropriate.

We have filed registration statements with the SEC to register shares for certain stockholders to sell their shares. We have also filed registration statements with the SEC to register shares reserved for future issuance under our equity compensation plans. Subject to there being effective registration statements covering the sales of such shares, the satisfaction of applicable exercise periods and expiration of any applicable lock-up agreements, the shares issued upon exercise of outstanding stock options and settlement of outstanding restricted stock units will be available for immediate resale in the open market.

We completed an underwritten public offering in March 2021, an underwritten public offering in August 2023 and sales pursuant to the ATM offering (as defined below) which we completed in August 2025. All shares sold pursuant to such offerings are freely tradable without restrictions or further registration under the Securities Act, except for any shares sold to or purchased by any of our "affiliates" as defined in Rule 144 under the Securities Act. We may in the future file a new registration statement with the SEC and offer for sale additional shares of our Class A Common Stock or other securities convertible into or exchangeable for our Class A Common Stock. For example, we may conduct an additional ATM offering or conduct other capital raises in the future, any of which may be dilutive to existing stockholders. We cannot assure you that we will be able to sell shares or other securities in any other offering at a price per share that is equal to or greater than the price per share paid by you for your existing shares, and investors purchasing shares or other securities in future offerings could have rights superior to existing stockholders. A significant portion of our total outstanding shares are eligible to be sold into the market, which could cause the market price of our Class A Common Stock to drop significantly, even if our business is doing well.

Developing solid-state batteries is capital-intensive, and we may not be able to raise additional capital on favorable terms, if at all. If we cannot raise additional capital when needed, our operations and prospects could be materially and adversely affected.

The development, design, manufacture and license or sale of batteries is a capital-intensive business, which to date we have financed through joint venture arrangements, other third-party financings and issuance of additional equity. As a result of the nature of our business, we can be expected to continue to sustain substantial operating expenses without generating sufficient revenues to cover expenditures. Over time, we expect that we will need to raise additional funds, including through entry into new collaboration, license or joint venture arrangements, through the issuance of equity, equity-related or debt securities or through obtaining credit from financial institutions to fund, together with our principal sources of liquidity, ongoing costs such as research and development relating to our batteries, the construction and scale up of our pilot line, any significant unplanned or accelerated expenses, and new strategic investments. We cannot be certain that additional capital will be available on favorable terms, if at all, when needed, which could materially and adversely affect our financial condition, results of operations, business and prospects.

Any failure by our management to use the proceeds effectively from our completed public offerings or any future offerings of equity or debt instruments, whether from an "at-the-market" offering or other sources of liquidity, such as the royalty fee under the PowerCo IP License Agreement, if entered into, or other customer cash inflows, could harm our business, and we may invest such proceeds in a manner that does not produce income or that loses value, which may negatively impact the market price of our Class A Common Stock.

Short sellers may engage in manipulative activity that could drive down the market price of our Class A Common Stock.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed or intends to borrow from a third party with the intention of later buying lower priced identical securities to return to the lender. Accordingly, it is in the interest of a short seller of our Class A Common Stock for the price to decline. Some short sellers publish, or arrange for the publication of, opinions about or characterizations of our business which may create negative market momentum, even if they contain false and misleading statements about our Company. Issuers, like us, whose securities have historically had limited trading history or volumes and/or have been susceptible to relatively high volatility levels can be particularly vulnerable to such short seller attacks. No assurances can be made that similar declines in the market price of our Class A Common Stock will not occur in the future, in connection with the activities of short sellers. If we are subject to unfavorable allegations promoted by short sellers, we may have to expend a significant amount of resources to investigate such allegations and defend ourselves.

We are required to use judgments in making estimates and assumptions in the preparation of our consolidated financial statements, and our results of operations may fluctuate significantly as a result of changes to our estimates and assumptions.

Certain of our accounting policies require the application of subjective or complex judgments, often requiring us to make estimates about the effects of matters that are inherently uncertain and may change in subsequent periods, or for which the use of different estimates that could have reasonably been used in the current period would have had a material impact on our financial condition and results of operations.

All stock-based awards are required to be recognized based on their estimated grant date fair values. The amount recognized could vary depending on a number of assumptions or changes that may occur.

For awards containing service, performance and market conditions, where all conditions must be satisfied prior to vesting, such as the EPA Program (as defined below) awards, compensation expense is recognized over the requisite service period, which is based on management's estimate of the probability and timing of the performance condition being satisfied, assessed at each reporting period. These estimates require management's judgments and changes in the probability-based assumptions can materially affect the timing of recognition of stock-based compensation expense and consequently, the related amount recognized in our statements of operations and comprehensive income.

Concentration of ownership among a few stockholders and our executive officers, directors and their affiliates and the dual class structure of our Common Stock may prevent other stockholders from influencing significant corporate decisions, including the outcome of important transactions, including a change in control.

As of December 31, 2025, our executive officers, directors and their affiliates as a group and each of our stockholders who own 10% or more of our outstanding Class A Common Stock or our Class B Common Stock (together, the "Common Stock"), in the aggregate, beneficially own approximately 14.7% of our Class A Common Stock and approximately 100% of our Class B Common Stock outstanding, representing approximately 48.5% of the vote. As a result, these stockholders, including Volkswagen, will be able to exercise a significant level of control over all matters requiring stockholder approval, including the election of directors, any amendment of our Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and approval of significant corporate transactions. In addition, Volkswagen holds the right to designate two directors to our Board. Currently, Dr. Günther Mendl, Head of the Center of Excellence Battery at Volkswagen AG, and Sebastian Schebera, Head of Strategic Partnerships at Volkswagen AG, are members of our Board. This control could have the effect of delaying or preventing a change of control or changes in our management and will make the approval of certain transactions difficult or impossible without the support of these stockholders and of their votes. Further, shares of Class B Common Stock have 10 votes per share, while shares of Class A Common Stock have one vote per share. Even though the holders of our Class B Common Stock are not party to any agreement that requires them to vote together, they may have interests that differ from yours and may vote in a way with which you disagree, and which may be adverse to your interests. This concentrated control may have the effect of delaying, preventing or deterring a change in control of us, could deprive our stockholders of an opportunity to receive a premium for their capital stock as part of a sale of us, and might ultimately affect the market price of shares of our Class A Common Stock.

Our dual class structure may depress the trading price of the Class A Common Stock.

We cannot predict whether our dual class structure will result in a lower or more volatile market price of the Class A Common Stock, in adverse publicity, or in other adverse consequences. For example, certain index providers have in the past imposed, and may again in the future impose, restrictions on including companies with multiple-class share structures in certain of their indexes. In addition, several stockholder advisory firms oppose the use of multiple class structures. As a result, the dual class structure of our Common Stock may cause stockholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices or any actions or publications by stockholder advisory firms critical of our corporate governance practices or capital structure could adversely affect the value and trading market of the Class A Common Stock.

Anti-takeover provisions in our Certificate of Incorporation or Bylaws and under Delaware law could make an acquisition of us more difficult, limit attempts by our stockholders to replace or remove our management and limit the market price of our Class A Common Stock.

Our Certificate of Incorporation, our amended and restated Bylaws (the "Bylaws") and Delaware law contain provisions which could have the effect of rendering more difficult, delaying or preventing an acquisition deemed undesirable by our Board. These provisions include:

- authorizing "blank check" preferred stock, which could be issued by our Board without stockholder approval and may contain voting, liquidation, dividend and other rights superior to the Common Stock;

- limiting the liability of, and providing indemnification and exculpation rights to, our directors and officers;

- prohibiting cumulative voting in the election of directors;

- providing that vacancies on our Board may be filled only by a majority of directors then in office of our Board, even though less than a quorum;

- prohibiting the ability of our stockholders to call special meetings;

- establishing advance notice procedures for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our Board;

- requiring that, once there are no longer any outstanding shares of the Class B Common Stock, any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

- specifying that special meetings of our stockholders can be called only by a majority of our Board, the chair of our Board, or our Chief Executive Officer;

- requiring the approval of holders of at least two-thirds of the outstanding voting securities to amend the Bylaws and certain provisions of the Certificate of Incorporation once there are no longer any outstanding shares of Class B Common Stock; and

- reflecting two classes of Common Stock.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our Board, which is responsible for appointing the members of our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law ("DGCL"), which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any "interested" stockholder for a period of three years following the date on which the stockholder became an "interested" stockholder.

Our Bylaws provide, subject to limited exceptions, that the Court of Chancery of the State of Delaware and the federal district courts of the United States will be the sole and exclusive forum for certain stockholder litigation matters, which could limit our stockholders' ability to obtain a chosen judicial forum for disputes with us or our directors, officers, employees or stockholders.

Our Bylaws provide that, unless otherwise consented to by us in writing, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another State court in Delaware or the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for the following types of actions or proceedings: (i) any derivative action or proceeding brought on behalf of the Company; (ii) any action asserting a claim of breach of a fiduciary duty owed by, or otherwise wrongdoing by, any of our directors, officers, or other employees to us or our stockholders; (iii) any action arising pursuant to any provision of the DGCL or the Certificate of Incorporation or the Bylaws; (iv) any action to interpret, apply, enforce or determine the validity of the Certificate of Incorporation or the Bylaws; or (v) any other action asserting a claim that is governed by the internal affairs doctrine, in all cases subject to the court having jurisdiction over indispensable parties named as defendants. The Bylaws further provide that, unless otherwise consented to by the Company in writing, the federal district courts of the United States will be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act against any person in connection with any offering of the Company's securities, including any auditor, underwriter, expert, control person or other defendant. These provisions would not apply to suits brought to enforce a duty or liability created by the Exchange Act.

Any person or entity purchasing, holding or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to these provisions. These choice of forum provisions may limit a stockholder's ability to bring a claim in a judicial forum of its choosing for disputes with the Company or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims. There is uncertainty as to whether a court would enforce such provisions, and the enforceability of similar choice of forum provisions in other companies' charter documents has been challenged in legal proceedings. It is possible that a court could find these types of provisions to be inapplicable or unenforceable, and if a court were to find the choice of forum provisions contained in the Bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition.

We do not expect to declare any dividends in the foreseeable future.

We do not anticipate declaring any cash dividends to holders of our Common Stock in the foreseeable future. Consequently, investors may need to rely on sales of their shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

General Risk Factors

If we are unable to attract and retain key employees and qualified personnel, our ability to compete could be harmed.

Our success depends on our ability to attract and retain our executive officers, key employees and other qualified personnel. Achieving this objective may be difficult due to many factors, including fluctuations in global economic and industry conditions, management or organizational changes, the availability of qualified employees, evolving immigration and export control policies and restrictions, the attractiveness of our compensation and benefit programs, our career growth and development opportunities, and our employment policies. Specifically, as we build our brand and become more well known, there is increased risk that competitors or other companies will seek to hire our personnel. None of our employees are bound by a non-competition agreement. The failure to attract, integrate, train, motivate and retain these personnel could seriously disrupt our operations and harm our business and prospects. Further, any future reduction in force may yield unintended consequences, such as making future retention and recruiting of qualified personnel more difficult, attrition beyond our planned reduction in workforce, decline in employee productivity and reduced employee morale, which may cause our remaining employees to seek alternative employment.

In addition, we are highly dependent on the services of our senior technical and management personnel, who would be difficult to replace. Any changes in our management team, including if any senior management or key technical personnel were to depart, could negatively impact our prospects, trigger further departures and limit our ability to operate and grow our business.

Our facilities or operations could be damaged or adversely affected by natural disasters and other catastrophic events outside of our control.

Our facilities or operations could be adversely affected by events outside of our control, such as natural disasters, wars, epidemics, pandemics, and other calamities. We cannot assure you that any backup systems will be adequate to protect us from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events. Any of the foregoing events may give rise to interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide services.

Any economic, financial or banking crisis, or perceived threat of such a crisis, including a significant decrease in consumer confidence, may materially and adversely affect our business, financial condition and results of operations.

In recent years, the United States and global economies suffered dramatic downturns as a result of the COVID-19 pandemic, a deterioration in the credit markets and related financial crisis as well as a variety of other factors including, among other things, extreme volatility in security prices, severely diminished liquidity and credit availability, ratings downgrades of certain investments and declining valuations of others, and volatility in the capital and credit markets and uncertainty with respect to the health of the U.S. banking system. For example, in 2023, Silicon Valley Bank was closed by the California Department of Financial Protection and Innovation and the Federal Deposit Insurance Corporation was named receiver. Similarly, other institutions have been, and may continue to be, swept into receivership. Uncertainty over liquidity concerns in the broader financial services industry may have unpredictable impacts to our business and our industry. The U.S. and certain foreign governments have taken unprecedented actions in an attempt to address and rectify these extreme market and economic conditions by providing liquidity and stability to the financial markets. If in future crises governments refuse to take such actions or if the actions taken by these governments are not successful, and/or if the uncertainty in the macroeconomic environment, including elevated inflation concerns, elevated interest rates, tighter credit, currency fluctuations, changes in tariffs and trade restrictions, or concerns or speculation about similar banking disruption events or risks, continues, the resulting adverse economic conditions could lead to market-wide liquidity problems and other disruptions, which may negatively impact the demand for our solid-state battery cells and may negatively impact our liquidity and ability to raise capital, if needed, on a timely basis and on acceptable terms or at all.

Our results of operations and financial condition could be materially affected by the enactment of legislation implementing changes in the U.S. or foreign taxation of business activities or the adoption of other tax reform policies.

As we expand the scale of our business activities, any changes in the U.S. or foreign taxation of such activities may increase our worldwide effective tax rate and harm our business, results of operations, and financial condition. For example, the Organisation for Economic Co-operation and Development ("OECD") has proposed implementing changes to existing tax laws, including a proposed 15% global minimum tax ("Pillar Two"). Numerous countries have enacted or are enacting tax legislation to adopt this global minimum tax. The OECD and participating jurisdictions have recently agreed to a side-by-side system that would allow U.S.-parented multinational corporations to operate under existing U.S. minimum tax rules and be exempt from certain provisions of Pillar Two for fiscal years beginning on or after January 1, 2026. Further, under the One Big Beautiful Bill Act (the "OBBBA"), we are no longer required to capitalize domestic research and experimental expenditures, but we are still required to amortize foreign research and experimental expenditures over 15 years. We do not believe the provisions under the OBBBA had a material impact on our financial statements. However, these changes, and others in the OBBBA or other new legislation may impact our effective tax rate and our cash tax liability in future years.

The Inflation Reduction Act of 2022 (the "IRA") included numerous incentives and tax credits aimed at reducing the effects of climate change, such as the extension and expansion of EV charging infrastructure tax credits under Section 30C of the Internal Revenue Code of 1986 (the "Code"), the expansion of tax credits for EVs under Section 30D of the Code, the expansion of advanced manufacturing facility tax credits under Section 48C of the Code, and enactment of advanced manufacturing production credits for eligible component production in the United States under Section 45X of the Code. Such tax credits may potentially benefit incumbents more than new entrants, and consequently have adverse competitive effects for new entrants. However, several of these provisions were modified by the OBBBA. The Section 30D credit terminated on September 30, 2025, and the Section 30C credit will terminate on July 30, 2026.

The changes made by the OBBBA could materially reduce the demand for EVs, which could adversely impact the battery demand for EVs and have an adverse impact on our business. Other incentives may expire on a particular date, end when the allocated funding is exhausted, or be reduced or terminated as a matter of regulatory or legislative policy. Any other reduction in rebates, tax credits or other financial incentives could materially reduce the demand for EVs, which could adversely impact the battery demand for EVs, or materially reduce the amount of incentives available for the manufacture of our products and have an adverse impact on our business. While certain tax credits and other incentives for EVs have been available in the past, there is no guarantee these programs will be available in the future. The impact of future changes to U.S. and foreign tax law on our business is uncertain and could be adverse, and we will continue to monitor and assess the impact of any such changes.

Our ability to use our deferred tax assets to offset future taxable income is subject to certain limitations, which may have a material impact on our business, financial condition or results of operations.

In general, under Section 382 of the Code, a corporation that undergoes an "ownership change" is subject to limitations on its ability to use its pre-change net operating loss carryforwards ("NOLs") to offset future taxable income. An "ownership change" is generally defined as a greater than 50 percentage point change (by value) in a corporation's equity ownership by certain stockholders over a three-year period. Similar provisions of state tax law may also apply to limit our use of accumulated state tax attributes. As a result, even if we earn net taxable income in the future, our ability to use our pre-change NOLs and other tax attributes to offset such future taxable income or tax liability may be subject to limitations. In the event that it is determined that we have in the past experienced an ownership change, or if we experience one or more ownership changes in the future, our ability to use these pre-change NOLs and other pre-change tax attributes to offset U.S. federal taxable liability may be further limited, which could potentially result in increased future tax liability to us.

There is also a risk that changes in law or regulatory changes, including suspensions on the use of net operating losses or tax credits, possibly with retroactive effect, may result in our existing net operating losses or tax credits expiring or otherwise being unavailable to offset future income tax liabilities. Limitations may also apply under state law. For example, recently enacted California legislation limits the use of state NOLs for tax years beginning on or after January 1, 2024 and before January 1, 2027.

Due to such limitations and changes in law, certain of our deferred tax assets may expire unutilized or underutilized, which could prevent us from offsetting future taxable income. We continue to assess the realizability of our deferred tax assets in the future. Future adjustments in our valuation allowance may be required, which may have a material impact on our quarterly and annual results.

Our insurance coverage may not be adequate to protect us from all business risks.

We may be subject, in the ordinary course of business, to losses resulting from products liability, cyber-attacks, accidents, acts of God, and other claims against us, for which we may have no insurance coverage. As a general matter, the policies that we do have may include significant deductibles or self-insured retentions, and we cannot be certain that our insurance coverage will be sufficient to cover all future losses or claims against us. A loss that is uninsured or which exceeds policy limits may require us to pay substantial amounts, which could adversely affect our financial condition and operating results.

There can be no assurance that we will be able to comply with the continued listing standards of Nasdaq.

Our Class A Common Stock is listed on Nasdaq under the symbol "QS". If we were to fail to meet the requirements and standards of Nasdaq and if Nasdaq were to consequently delist our Class A Common Stock from trading on its exchange and we are not able to list such securities on another national securities exchange, we expect such securities could be quoted on an over-the-counter market. If this were to occur, we and our stockholders could face significant material adverse consequences including:

- a limited availability of market quotations for our securities;

- reduced liquidity for our securities;

- a limited amount of news and analyst coverage; and

- a decreased ability to issue additional securities or obtain additional financing in the future.

We have incurred and will continue to incur significant expenses and administrative burdens as a public company, which could have an adverse effect on our business, financial condition and results of operations.

As a public company, we incur significant legal, accounting, administrative and other costs and expenses associated with being subject to the reporting requirements of the Exchange Act, corporate governance requirements and listing standards. In addition, the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), including the requirements of Section 404, as well as rules and regulations subsequently implemented by the SEC, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and any rules and regulations promulgated and to be promulgated thereunder, the PCAOB and the securities exchanges, impose additional reporting and other obligations on public companies. Meeting the standards and controls required of a public company in the United States requires significant ongoing costs. It is possible that we will be required to further expand our employee base and hire additional employees to support our operations, particularly as such standards and controls continue to change over time, which will increase our operating costs in future periods.

Compliance with evolving public company requirements may continue to increase costs and make certain activities more time-consuming. In addition, expenses associated with SEC reporting requirements have been and will continue to be incurred. Furthermore, if any issues in complying with those requirements are identified, such as a material weakness in our internal controls that requires a restatement of previously issued consolidated financial statements, we could incur additional costs rectifying those or new issues, and the existence of these issues could adversely affect our reputation or investor perceptions of it. The cost of director and officer liability insurance is significant and risks associated with our status as a public company may make it more difficult to attract and retain qualified persons to serve on our Board or as executive officers. The reporting and other obligations imposed by these rules and regulations have resulted in and may continue to result in significant accounting, administrative, financial compliance and legal costs. These costs have required and may continue to require us to divert a significant amount of money that could otherwise be used to expand the business and achieve strategic objectives. Advocacy efforts by stockholders and third parties have prompted and in the future may also prompt additional changes in governance and reporting requirements, which could further increase costs.

If we experience material weaknesses in the future or otherwise fail to maintain an effective system of internal controls in the future, our business could be adversely affected, and we may not be able to accurately report our financial condition or results of operations which may adversely affect investor confidence in us and, as a result, the value of our Class A Common Stock.

As a public company, we are required, under Section 404 of the Sarbanes-Oxley Act, to furnish annual reports by management on, among other things, the effectiveness of our internal control over financial reporting. This assessment needs to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company's annual and interim financial statements will not be detected or prevented on a timely basis. If we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective. The effectiveness of our controls and procedures may be limited by a variety of factors, including:

- faulty human judgment and simple errors, omissions or mistakes;

- fraudulent action of an individual or collusion of two or more people;

- inappropriate management override of procedures; and

- the possibility that any enhancements to controls and procedures may still not be adequate to assure timely and accurate financial control.

Pursuant to the Sarbanes-Oxley Act and the rules and regulations promulgated by the SEC, we are required to furnish in this Report a report by our management regarding the effectiveness of our internal control over financial reporting. The report includes, among other things, an assessment of the effectiveness of our internal control over financial reporting as of the end of our fiscal year, including a statement as to whether or not our internal control over financial reporting is effective. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management. While we believe our internal control over financial reporting is currently effective, we have previously identified and had to remediate a material weakness and the effectiveness of our internal controls in future periods is subject to the risk that our controls may become inadequate because of changes in conditions. Establishing, testing and maintaining an effective system of internal control over financial reporting requires significant resources and time commitments on the part of our management and our finance staff, which may require additional staffing and infrastructure investments and would increase our costs of doing business.

In addition, under the federal securities laws, our auditors are required to express an opinion on the effectiveness of our internal controls. If we are unable to confirm that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which could cause the price of our Class A Common Stock to decline.

We may encounter risks arising from the complexity of financial transactions and the associated accounting and financial reporting requirements.

Our business involves complex financial transactions, including but not limited to stock-based compensation, lease accounting, and income tax provisions. The accounting rules and regulations governing these areas are frequently changing and require significant judgment in their application. As our operations grow in scale and complexity, the risk of material errors or omissions in our financial statements increases. For example, in July 2025, we amended the Collaboration Agreement with the goal of funding certain part of the research and development under the PowerCo Collaboration Agreement. The arrangement involved complex accounting judgments under U.S. GAAP, including classification of payments received from PowerCo with no contractually stated repayment terms as a liability, as well as derecognition of the liability to shareholders' equity upon extinguishment, driven by the significant related party relationship with Volkswagen Group, which creates a presumption of a repayment obligation.

Failure to properly interpret or apply accounting standards could result in restatements of prior financial statements, regulatory scrutiny, loss of investor confidence, or reputational harm. Additionally, maintaining compliance with these complex accounting requirements requires significant internal resources, including skilled personnel and robust systems. Any failure in our internal controls over financial reporting could adversely impact our ability to produce accurate and timely financial statements.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

We are subject to the periodic reporting requirements of the Exchange Act. We designed our disclosure controls and procedures to provide reasonable assurance that information we must disclose in reports we file or submit under the Exchange Act is accumulated, communicated to management, recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business, or the market in which we operate, or if they change their recommendations regarding our securities adversely, the price and trading volume of our securities could decline.

The trading market for our securities will be influenced by the research and reports that industry or securities analysts may publish about us, our business, market or competitors. If any of the analysts who cover us change their recommendation regarding our shares of Class A Common Stock adversely, or provide more favorable relative recommendations about our competitors, the price of our shares of Class A Common Stock would likely decline. If any analyst who covers us were to cease our coverage of us or fails to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the price or trading volume of our Class A Common Stock to decline.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity

Risk Management and Strategy

We have established policies and processes for assessing, identifying, managing and disclosing, as necessary, risks from cybersecurity threats, and have integrated these processes into our overall risk management systems and processes as described below.

We routinely assess material risks from cybersecurity threats, including from any potential unauthorized occurrence on or conducted through our information systems that may result in adverse effects on the confidentiality, integrity, or availability of our information systems or any information residing therein. These risk assessments are designed to identify internal and external risks, the likelihood and potential damage that could result from such risks, and the sufficiency of existing policies, procedures, systems, and safeguards in place to manage such risks. Following these risk assessments, we evaluate whether and how to re-design, implement, and maintain safeguards intended to address and minimize identified risks and continue monitoring and testing the effectiveness of such safeguards.

We devote significant resources and have designated senior management to manage the cybersecurity and information security risk assessment and mitigation process. We have established an internal security committee that includes members of our information security/technology, internal audit/compliance, finance and accounting, people operations, and legal teams, to instill a thoughtful security culture across our Company. Our employees and contractors are made aware of our cybersecurity policies through mandatory trainings during onboarding and on an annual basis. We also engage and consult with third parties in connection with our risk assessment processes, including advisors, consultants and auditors. These service providers assist us to design and implement our cybersecurity policies and procedures, as well as to monitor and test our safeguards.

The Company deploys multiple tools and processes to monitor the prevention, detection, mitigation, and remediation of cybersecurity incidents, both internal and associated with the use of any third-party service provider.

We have not experienced a material security breach in our systems, and, to our knowledge, there have not been any material compromises of our confidential information in our third-parties' systems, nor have we incurred any significant expenses or penalties to resolve or settle any security breach in the past three years. For additional information regarding whether any risks from cybersecurity threats are reasonably likely to materially affect our Company, including our business strategy, results of operations, or financial condition, please refer to Item 1A, "Risk Factors – Our Business Risks – Our ability to manage our business is highly dependent on IT systems and our website, systems, and data we maintain may be subject to intentional or inadvertent disruption, security incidents, or alleged violations of laws, regulations, or other obligations relating to data handling that could adversely impact our reputation and future sales," in this Report.

Governance

One of the key functions of our board of directors is informed oversight of our risk management process, including risks from cybersecurity threats. Our board of directors is responsible for monitoring and assessing strategic risk exposure, and our executive officers are responsible for the day-to-day management of the material risks we face. Our board of directors administers its cybersecurity risk oversight function directly, as well as through the audit committee, which has been tasked with such oversight in the audit committee charter. The audit committee of our board of directors reviews cybersecurity and information security risks and mitigation strategies; the audit committee receives periodic updates on information security and privacy, and the full board receives at least an annual update.

Our information security team has many years of experience implementing cybersecurity at technology and research and development companies, and together with our internal information security committee, is primarily responsible for assessing and managing our material risks from cybersecurity threats.

Our head of information security periodically provides briefings to our internal security committee and to the audit committee and board of directors on an annual basis regarding our Company's cybersecurity risks and activities, including, as applicable, any recent cybersecurity incidents and related responses and remediation efforts, cybersecurity systems testing, activities of third parties, policies and the like. We have internal guidelines governing our identification, assessment, communication, and escalation upon the occurrence of a cybersecurity incident. Depending on the nature and severity of an incident, this process provides for escalating notification to a special executive security committee and the chair of the audit committee, among others as needed, to manage the Company's response. These governance and escalation processes are designed to facilitate decision-making, promote accountability, and support the oversight and management of the Company's cybersecurity risk.

Item 2. Properties.

We are headquartered in San Jose, California. Our facilities, which are primarily in San Jose, California include certain leased properties for our offices and engineering, research and development, and cell build pilot line.

Item 3. Legal Proceedings.

Information regarding legal proceedings is available in Note 7, Commitments and Contingencies, to the consolidated financial statements in this Report.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Effective December 23, 2025, our Class A Common Stock was listed and began trading on Nasdaq under the symbol "QS". From November 27, 2020 through December 22, 2025, our Class A Common Stock was listed on the NYSE under the symbol "QS". Prior to November 27, 2020, there was no public trading market for our Class A Common Stock. Our Class B Common Stock is neither listed nor traded.

Holders

As of February 18, 2026, there were approximately 57 holders of record of our shares of Class A Common Stock and approximately 4 holders of record of our shares of Class B Common Stock. The actual number of stockholders of our common stock is greater than this number of record holders and includes stockholders who are beneficial owners but whose shares of common stock are held in street name by banks, brokers and other nominees.

Dividends

We have never declared or paid cash dividends on our common stock. We currently do not anticipate declaring any cash dividends to holders of our common stock in the foreseeable future.

Recent Sales of Unregistered Equity Securities

None.

Issuer Purchases of Equity Securities

None.

Performance Graph

Historically, we have compared the cumulative total return on our Class A Common Stock with that of the NYSE Composite Index, the Russell 1000 and the PBW - Invesco WilderHill Clean Energy ETF. In connection with our listing transfer from the NYSE to the Nasdaq in December 2025, we have replaced the NYSE Composite Index with the Nasdaq Composite Index. In accordance with Item 201(e) of Regulation S-K, the NYSE Composite Index is included in the performance graph for the year ended December 31, 2025 for comparability purposes but will not be included in future filings.

The following chart compares the changes in cumulative total return on our Class A Common Stock with the changes in cumulative total returns of the Nasdaq Composite Index, the Russell 1000 Index, the PBW - Invesco WilderHill Clean Energy ETF, and the NYSE Composite Index for the period from December 31, 2020 through December 31, 2025. The chart assumes $100 was invested in each of the Company's common stock, the Nasdaq Composite Index, the Russell 1000 Index, the PBW - Invesco WilderHill Clean Energy ETF, and the NYSE Composite Index on December 31, 2020. The comparisons in this chart are required by the SEC and are not intended to forecast or be indicative of the possible future performance of our common stock.



Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis should be read in conjunction with our audited consolidated financial statements and the related notes appearing elsewhere in this Report. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in the section titled "*Risk Factors*" as set forth in this Report. Unless the context otherwise requires, references in this "*Management's Discussion and Analysis of Financial Condition and Results of Operations*" to "the Company", "we", "us" and "our" refer to the business and operations of QuantumScape Corporation and its consolidated subsidiaries.

Overview

We are developing next-generation solid-state lithium-metal battery technology for EVs and other applications. We believe that our technology will enable a new category of battery that meets the requirements for broader market adoption. The lithium-metal solid-state battery technology that we are developing is being designed to offer greater energy density, faster charging, and greater safety when compared to today's conventional lithium-ion batteries.

We are a development-stage company with no revenue to date, have incurred a net loss from operations of approximately $472.6 million for the year ended December 31, 2025, and an accumulated deficit of approximately $3.8 billion from our inception through December 31, 2025. We expect to incur significant expenses and continuing losses for the foreseeable future.

Key Trends, Opportunities and Uncertainties

We are a pre-revenue company. We believe that our performance and future success depend on several factors that present significant opportunities for us but also pose significant risks and challenges, including those discussed below and in the section titled "*Risk Factors*" appearing elsewhere in this Report.

Product Development

We have demonstrated capabilities of our solid-state separator and battery technology in single-layer and multilayer cell cycling data, and in 2022, shipped our first A0 prototype battery cells to multiple OEMs for testing. Following that shipment, we continued focusing our research and development on subsequent generations of prototype samples incorporating advances in cell functionality, process and reliability, as well as bringing online our pilot line in San Jose, California. In 2023, we announced our first targeted commercial product, the QSE-5, a cell with a capacity of approximately 5 amp-hours as further described under the "Research and Development" section in Item 1 above. In 2024, we began producing low volumes of our first B-sample cells, and we began shipping these cells for automotive customer testing. These are B-samples of our first product, QSE-5, with an energy density of over 800 Wh/L and <15 minute 10% to 80% fast-charging capability. In 2025, together with Volkswagen and PowerCo, we had the first live demonstration of our solid-state lithium-metal battery technology powering a Ducati V21L electric motorcycle at the IAA Mobility event that included B1 samples of our QSE-5 cell from our more efficient separator production processes.

Process Development

Our architecture depends on our proprietary solid-state ceramic separator. Though our separator's design is unique, our early-generation process relied on established or similar high-volume production processes already deployed in other industries. We, together with our partners, are developing subsequent, proprietary higher-volume separator production processes that seek to further reduce cost, increase throughput, and improve quality.

Our separator is being designed to enable our 'anode-free' architecture. As manufactured, our solid-state battery cell has no anode; the lithium-metal anode is formed during the first charge of the cell. The lithium that forms the anode comes from the cathode material we purchase. Eliminating the anode bill of materials and associated manufacturing costs found in conventional lithium-ion cells could result in a meaningful cost of goods sold (COGS) advantage once sufficient scale and process maturity are achieved. In addition, our solid-state battery cell is being designed to reduce the time and capital-intensity of the formation and aging process step as compared to conventional lithium-ion manufacturing.

We are focused on the throughput and capability of our pilot line in San Jose, California. As part of the continued expansion of our throughput we are automating our production process and purchasing higher throughput battery-cell production equipment.

Our pilot line is intended to serve four purposes. First, to provide a sufficient quantity of separators and cells for internal development and customer sampling and testing. Second, to provide the basis for continued production process development and to help inform equipment selection and specifications for future production activities by us or our partners. Third, we target the initial production of QSE-5 cells from the pilot line. Fourth, to support collaboration and future technology transfer activities as part of the collaboration and licensing arrangements with PowerCo as well as potential future commercial arrangements. Delays in the successful start-up and continued development of our pilot line may impact both our development and future scale-up timelines.

We will need to achieve significant cost savings in battery design and production, in addition to the cost savings associated with the elimination of an anode from our solid-state battery cells as manufactured, while controlling costs associated with the manufacture of our separator, including achieving substantial improvements in quality, consistency, reliability, throughput and safety required to hit commercial targets. Further, we will need to capture industry cost savings in the materials, components, equipment, facilities design, and processes for products we develop, notably in the cathode and cell design. As we advance our licensing business model, we anticipate our partners will need to achieve similar cost savings in battery design and production, and capture industry cost savings.

Commercialization and Market Focus

We are currently focused on automotive EV applications, which have among the most stringent sets of requirements for batteries. Meanwhile, we see opportunities for our solid-state battery technology in other large and growing markets including consumer electronics, data centers, defense, and others and we intend to explore such opportunities as appropriate. The automotive qualification process generally includes several major delivery milestones of A, B and C samples. Each major sampling stage may consist of several generations of increasingly mature prototypes. The timelines for each stage involve uncertainty and will be influenced by a number of factors, including product and process development risks; the specification, ordering, and qualification of production equipment; other supply chain dynamics; and OEM validation timeframes.

We have demonstrated capabilities of our solid-state separator and battery technology in single-layer and multilayer solid-state cells in commercially relevant areas (ranging from approximately 60x75mm to 70x85mm). We will work to continue improving quality, consistency, reliability, throughput, and safety and optimize all components of the cell. We will continue to work to further develop our production processes to enable increasing volumes of prototype shipments and, through successful technology transfer, high volume manufacturing by our licensing partners.

In July 2024, we entered into the Collaboration Agreement with the goal of PowerCo industrializing QS technology based on QSE-5. PowerCo was formed by Volkswagen in 2022 as a company intended to consolidate Volkswagen's activities in the development and production of battery cells. In connection with the Collaboration Agreement and subject to the completion of certain milestones, we and PowerCo intend to enter into the PowerCo IP License Agreement under which we will grant PowerCo a non-exclusive, limited, royalty-bearing license to use the QS technology based on QSE-5 for the purpose of manufacturing and selling batteries primarily for automotive applications, and PowerCo will pre-pay an initial royalty fee of $130 million, against which any future royalties due will be credited. The initial royalty is subject to a time-based diminishing clawback if the PowerCo IP License Agreement is terminated early by PowerCo under certain conditions. In July 2025, we entered into an amendment and restatement of the Collaboration Agreement and entered into a statement of work outlining the scope and responsibilities of the joint scale-up team working at our battery development pilot line in San Jose, California for the development, validation, demonstration, and initial commercialization of QS battery cell technology based on QSE-5 and toward the transfer of such technology into cell size determined by PowerCo (the "Project"). PowerCo has agreed to contribute up to $130.7 million for the Project over the next two years, subject to the completion of certain milestones by the joint scale-up team.

In addition to the signed agreements with PowerCo with the goal of commercializing our battery technology, we intend to continue working closely with automotive OEMs to make our solid-state battery cells widely available over time. We have also signed agreements, including customer sampling, technology evaluation and joint development agreements, with a number of OEMs, ranging from leading manufacturers by global revenue to premium performance and luxury carmakers, to collaborate with us in the testing and validating of our solid-state battery cells with the goal to include such cells into pre-production prototype vehicles and ultimately into serial production vehicles.

We believe that our technology enables a variety of business models and presents opportunities with a variety of potential customers, such as automotive OEMs, end-users, and licensees, as applicable. In addition to the collaboration with PowerCo, which contemplates a licensing arrangement, we may operate solely-owned manufacturing facilities, license technology to other manufacturers, or enter into joint venture arrangements, among other approaches. We intend to continue to invest in research and development to improve battery cell performance, improve production processes, and reduce cost.

Access to Capital

As of December 31, 2025, our cash and cash equivalents and marketable securities were approximately $970.8 million. Changes to our technology development, operating costs and scale-up, including our ability to meet the milestones for entry into the PowerCo IP License Agreement, receipt of the related initial royalty fee from PowerCo, and achievement of the Project milestones for receipt of Project contributions from PowerCo, could materially impact us and the availability of our capital resources. We may also need additional cash resources due to changed business conditions or other developments, including unanticipated delays in negotiations with automotive OEMs or other customers and tier-one automotive suppliers or other suppliers, supply chain challenges, competitive pressures, inflation, instability in global economic markets, increased trade tariffs, and regulatory developments, among others. To the extent that our current resources are insufficient to satisfy our cash requirements, we may need to seek additional equity or debt financing. If such financing is not available, or if the financing terms are onerous or less desirable than we expect, we may be forced to decrease our level of investment in product development or scale back our operations, which could have an adverse impact on our business and financial prospects.

Regulatory Landscape

We operate in an industry that is subject to many established environmental regulations, which have generally become more stringent over time, particularly in hazardous waste generation and disposal and pollution control. Regulations in our target markets include economic incentives to purchasers of EVs, tax credits for EV manufacturers, and economic penalties that may apply to a car manufacturer based on its fleet-wide emissions which may indirectly benefit us to the extent that the regulations expand the market size of EVs. While we also expect environmental regulations to provide a tailwind to our growth, it is possible for certain regulations to result in margin pressures. Trade restrictions and tariffs, while historically minimal between the European Union and the United States where most of our production and sales are initially expected, are subject to unknown and unpredictable changes that could impact our ability to meet projected sales or margins. In addition, there are government regulations pertaining to battery safety, transportation of batteries, use of batteries in cars, and factory safety. We will ultimately have to comply with these regulations to sell our batteries into the market. The license and sale of our battery technologies abroad is likely to be subject to more stringent export controls in the future.

Recent Developments

Completion of ATM Offering

In February 2023, we filed a prospectus supplement to a shelf registration statement on Form S-3 (the "Form S-3") for the issuance and sale of our Class A Common Stock from time to time for an aggregate offering price of up to $400 million (the "ATM offering"). During the year ended December 31, 2024, 24.9 million shares of our Class A Common Stock were sold pursuant to the ATM offering for aggregate proceeds of approximately $128.5 million, net of issuance costs paid. During the year ended December 31, 2025, 29.5 million shares of Class A Common Stock were sold pursuant to the ATM offering for aggregate proceeds of approximately $264.2 million, net of issuance costs including the commission fees to the sales agents of approximately $4.0 million, completing our ATM offering.

Basis of Presentation

We currently conduct our business through one operating segment. As a pre-revenue company with no commercial operations, our activities to date have been limited and were conducted primarily in the United States. Our historical results are reported under United States of America generally accepted accounting principles ("U.S. GAAP") and in U.S. dollars. Upon commencement of commercial operations, we expect to expand our global operations substantially, including in the United States and the European Union, and as a result we expect our future results to be sensitive to foreign currency transaction and translation risks and other financial risks that are not reflected in our historical financial statements. As a result, we expect that the financial results we report for periods after we begin commercial operations will not be comparable to the financial results included in this Report.

Components of Results of Operations

We are a research and development stage company and we have not generated any revenues to date. Our historical results may not be indicative of our future results for reasons that may be difficult to anticipate. Accordingly, the drivers of our future financial results, as well as the components of such results, may not be comparable to our historical or projected results of operations.

Operating Expenses

Research and Development Expense

To date, our research and development expenses have consisted primarily of personnel-related expenses for scientists, experienced engineers and technicians as well as costs associated with the construction and ramp up of our pilot line in San Jose, including the material and supplies to support the product development and process engineering efforts. As we ramp up our engineering operations to complete the development of our solid-state, lithium-metal batteries and required process engineering to meet automotive cost targets, we anticipate that research and development expenses will increase significantly for the foreseeable future as we continue to invest in additional plant and equipment for product development (e.g., multilayer cell stacking, packaging engineering), building prototypes, and testing of battery cells as our team works to meet the full set of automotive product requirements. We also recognize significant non-cash stock-based compensation to employees directly involved in research and development activities. For stock-based compensation awards with performance conditions, such as the restricted stock units with performance conditions ("PSUs"), the non-cash expense recognized is based on a probability assessment of the performance conditions, and as such, research and development expenses may fluctuate in the future as the performance conditions are re-assessed at each reporting period. For more information on the PSUs, see Note 8, Stockholders' Equity, to our consolidated financial statements included elsewhere in this Report.

As we ramp toward commercialization of our technology, we will begin to incur expenses that are directly associated with such, including allocation of indirect costs from research and development.

General and Administrative Expense

General and administrative expenses consist mainly of personnel-related expenses for our executive, sales and marketing, insurance and other administrative functions as well as outside professional services, including legal, accounting and other advisory services. We are continuing to expand our supporting systems, in anticipation of planning for and supporting the commercialization of our technology and due to the ongoing requirements of being a public company. Accordingly, we expect our general and administrative expenses to increase in the near term and for the foreseeable future. Upon commencement of commercial operations, we also expect general and administrative expenses to include customer and sales support and advertising costs. We also recognize significant non-cash stock-based compensation to executives and certain employees. The non-cash expenses recognized for PSUs are based on a probability assessment of the performance conditions, and as such, general and administrative expenses may fluctuate in the future as the performance conditions are re-assessed at each reporting period.

As we ramp toward commercialization of our technology, we will begin to incur expenses that are directly associated with such, including allocation of indirect costs from general and administrative activities.

Other Income (Expense)

Interest Expense

Interest expense consists primarily of interest expense associated with our finance lease for one of our facilities.

Interest Income

Interest income consists primarily of interest income from marketable securities.

Other Income (Expense)

Our other income (expense) consists of miscellaneous income and expenses.

Income Tax (Provision) Benefit

Our income tax provision consists of an estimate for U.S. federal and state income taxes and foreign income tax based on enacted rates, as adjusted for allowable credits, deductions, uncertain tax positions, changes in deferred tax assets and liabilities, and changes in tax law. We maintain a valuation allowance against the full value of our U.S. federal and state net deferred tax assets because we believe the recoverability of the tax assets is not more likely than not.

Results of Operations

In this section, we discuss the results of our operations for the year ended December 31, 2025 compared to the year ended December 31, 2024. For a discussion of the year ended December 31, 2024 and the year ended December 31, 2023, please refer to Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on February 26, 2025 and is incorporated herein by reference.

The following table sets forth our historical operating results for the periods indicated (amounts in thousands):

	Year Ended December 31,			2025 vs. 2024		2024 vs. 2023	
	2025	2024	2023	$ Change	% Change	$ Change	% Change
Operating expenses:							
Research and development	$ 375,608	$ 382,971	$ 347,945	$ (7,363)	(2)%	$ 35,026	10%
General and administrative	96,996	142,236	131,085	(45,240)	(32)%	11,151	9%
Total operating expenses	472,604	525,207	479,030	(52,603)	(10)%	46,177	10%
Loss from operations	(472,604)	(525,207)	(479,030)	52,603	(10)%	(46,177)	10%
Other income (expense):							
Interest expense	(2,039)	(2,224)	(2,377)	185	(8)%	153	(6)%
Interest income	38,632	46,024	36,488	(7,392)	(16)%	9,536	26%
Other income (expense)	2,505	3,196	(140)	(691)	(22)%	3,336	(2383)%
Loss before income taxes	(433,506)	(478,211)	(445,059)	44,705	(9)%	(33,152)	7%
Income tax (provision) benefit	(1,544)	269	(20)	(1,813)	(674)%	289	(1445)%
Net loss	(435,050)	(477,942)	(445,079)	42,892	(9)%	(32,863)	7%
Less: Net (loss) income attributable to non-controlling interest, net of tax of $0	—	(85)	66	85	(100)%	(151)	(229)%
Net loss attributable to common stockholders	$ (435,050)	$ (477,857)	$ (445,145)	$ 42,807	(9)%	$ (32,712)	7%

Research and Development

The decrease in research and development expense in the year ended December 31, 2025 compared to the year ended December 31, 2024 primarily resulted from a decrease of $14.8 million in non-cash stock-based compensation expense primarily due to the full amortization of awards, forfeitures, lower headcount, and changes in the estimated milestones for performance based awards, a decrease of $14.4 million in personnel cost primarily due to lower headcount, and a decrease of $3.3 million in material supplies, offset primarily by an increase of $13.2 million in write-off of fixed assets no longer in use, including the leasehold improvements associated with the lease termination, an increase of $7.9 million related to depreciation and amortization, and an increase of $4.1 million in expensed equipment.

General and Administrative

The decrease in general and administrative expenses in the year ended December 31, 2025 compared to the year ended December 31, 2024 primarily due to a net $24.5 million litigation settlement charged in the year December 31, 2024 associated with the class action lawsuits that were filed beginning January 2021, a decrease of $18.6 million in charges related to other legal matters, professional fees, outside services and office administration, and a decrease of $2.3 million in non-cash stock-based compensation expense primarily due to the full amortization, forfeitures, lower headcount, and changes in the estimated milestones for performance based awards.

Other Income (Expense)

Interest Income

The decrease in interest income during the year ended December 31, 2025 compared to the year ended December 31, 2024 was mainly due to the decrease in interest rates.

Other Income (Expense)

Other income (expense) for the years ended December 31, 2025 and 2024 consisted of miscellaneous income and expense that were not material individually or in aggregate.

Income Tax (Provision) Benefit

The income tax provision for the year ended December 31, 2025 and the income tax benefit for the year ended December 31, 2024 were not material.

Liquidity and Capital Resources

As of December 31, 2025 and 2024, our cash and cash equivalents and marketable securities were approximately $970.8 million and $910.8 million, respectively. Our cash equivalents are invested in U.S. money market funds, U.S. Treasury bonds and commercial paper. Our marketable securities are invested in U.S. Treasury notes and bonds, commercial paper, and corporate notes and bonds.

We have yet to generate any revenue from our business operations. To date, we have funded our capital expenditure and working capital requirements through equity as further discussed below. Our ability to successfully develop our products, commence commercial operations and expand our business will depend on many factors, including our working capital needs, the availability of equity or debt financing and, over time, our ability to generate cash flows from operations.

During the year ended December 31, 2023, we completed a public offering of 37.5 million shares of our Class A Common Stock and received net proceeds of $288.2 million (the "August 2023 Public Offering").

During the year ended December 31, 2024, we sold 24.9 million shares of our Class A Common Stock pursuant to the ATM offering and received approximately $128.5 million in proceeds, net of issuance costs paid.

During the year ended December 31, 2025, we sold 29.5 million shares of our Class A Common Stock pursuant to the ATM offering and received approximately $264.2 million in proceeds, net of issuance costs paid.

We believe that our cash on hand will be sufficient to meet our working capital and capital expenditure requirements for a period of at least twelve months from the date of this Report. Our future capital requirements are influenced by any changes to our technology development, operating costs and scale-up, including our ability to meet the milestones to enable customer payments or the entry into the PowerCo IP License Agreement and related receipt of the initial royalty fee from PowerCo. We may need additional cash resources due to changed business conditions or other developments, including unanticipated delays in negotiations with automotive OEMs or other customers and tier-one automotive suppliers or other suppliers, supply chain challenges, competitive pressures, inflation, and regulatory developments, among others. To the extent that our current resources are insufficient to satisfy our cash requirements, we may need to seek additional funding through the issuance of equity or debt financing. If such financing is not available, or if the financing terms are onerous or less desirable than we expect, we may be forced to decrease our level of investment in product development or scale back our operations, which could have an adverse impact on our business and financial prospects.

Cash Flows and Material Cash Requirements

The following table provides a summary of our cash flow data for the periods indicated (amounts in thousands):

	Year Ended December 31,		
	2025	**2024**	**2023**
Net cash used in operating activities	$ (242,473)	$ (274,555)	$ (240,025)
Net cash provided by (used in) investing activities	14,932	128,869	(152,532)
Net cash provided by financing activities	312,806	144,028	300,213

Operating Activities

Our cash flows used in operating activities to date have been primarily driven by the growth in our underlying business to support the research and development of next-generation battery technology. As of December 31, 2025, our operating lease commitments are approximately $7.1 million during the next twelve months and approximately $41.5 million thereafter. From time to time, we also enter into non-cancellable service and purchase commitments. We are expecting cash used in operating activities to include payments of approximately $2.6 million in the next twelve months and approximately $2.2 million thereafter through 2027 for our non-cancellable commitments as of December 31, 2025.

Cash used in operating activities for the year ended December 31, 2025 was primarily driven by a net loss of $435.1 million, offset by non-cash expense of $127.5 million related to stock-based compensation, non-cash expense of $65.6 million related to depreciation and amortization, non-cash expense of $26.6 million related to the write-off of property and equipment, non-cash lease expense and amortization of right-of-use assets of $7.7 million. Cash used in the operating activities was further driven by $19.0 million related to accretion of discounts on marketable securities, a decrease of $6.8 million in accounts payable, accrued liabilities and accrued compensation and benefits, and a decrease of $4.8 million in operating lease liabilities.

Cash used in operating activities for the year ended December 31, 2024 was primarily driven by a net loss of $477.9 million, offset by non-cash expense of $144.7 million related to stock-based compensation, non-cash expense of $57.8 million related to depreciation and amortization, non-cash expense of $13.3 million related to the write-off of property and equipment, non-cash lease expense and amortization of right-of-use assets of $8.0 million. Cash used in the operating activities was further driven by $29.3 million related to amortization of premiums and accretion of discounts on marketable securities and a decrease of $5.1 million in operating lease liabilities, and offset by an increase of $15.0 million in accounts payable, accrued liabilities and accrued compensation and benefits.

Cash used during the year ended December 31, 2023 was primarily driven by a net loss of $445.1 million, offset by non-cash expense of $166.3 million related to stock-based compensation, non-cash expense of $42.0 million related to depreciation and amortization, non-cash expense of $21.5 million related to the write-off of property and equipment, and non-cash lease expense and amortization of right-of-use assets of $7.8 million. These were partially adjusted by $18.9 million related to amortization of premiums and accretion of discounts on marketable securities, and an increase of $7.5 million in prepaid expenses and other assets.

Investing Activities

Our cash flows from investing activities to date have been comprised of purchases of property and equipment and purchases, maturities and sales of our marketable securities. We expect the level of capital investment to increase substantially in the near future as we acquire the property and equipment for and build out our pilot line.

Cash provided by investing activities for the year ended December 31, 2025 primarily consists of proceeds from the maturity of marketable securities of $1.13 billion. These were offset by $1.08 billion used for the purchase of marketable securities and $36.3 million used for the purchase of various property and equipment, primarily to support our research and development activities.

Cash used in investing activities for the year ended December 31, 2024 primarily consists of proceeds from the maturity and sale of marketable securities of $1.5 billion and $1.2 million, respectively. These were offset by $1.3 billion used for the purchase of marketable securities and $62.1 million used for the purchase of various property and equipment, primarily to support our research and development activities.

Cash provided by investing activities for the year ended December 31, 2023 primarily consists of $1.1 billion used for the purchase of marketable securities and $84.5 million used for the purchase of various property and equipment, primarily to support our research and development activities. These were offset by the proceeds from the maturity and sale of marketable securities of $1.0 billion and $1.5 million, respectively.

Financing Activities

Our cash flows from financing activities primarily consist of proceeds from the issuance of common stock and exercise of stock options. Finance lease commitment for one of our buildings will result in net cash payments of $5.4 million in the next twelve months and payments of $33.6 million thereafter.

Cash provided by financing activities during the year ended December 31, 2025 is primarily due to approximately $264.2 million in net proceeds from the ATM offering, $32.3 million received from the exercise of stock options and our employee stock purchase plan, and $19.5 million capital contribution received under the PowerCo Collaboration Agreement with no shares issued.

Cash provided by financing activities during the year ended December 31, 2024 is primarily due to approximately $128.5 million in net proceeds from the ATM offering and $20.1 million received from the exercise of stock options and our employee stock purchase plan.

The cash provided by financing activities during the year ended December 31, 2023 is primarily due to $288.2 million in net proceeds received from the August 2023 Public Offering and, $14.0 million received from the exercise of stock options and our employee stock purchase plan.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with U.S. GAAP. In the preparation of these consolidated financial statements, we are required to use judgment in making estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, as well as the reported expenses incurred during the reporting periods.

We consider an accounting judgment, estimate or assumption to be critical when (1) the estimate or assumption is complex in nature or requires a high degree of judgment and (2) the use of different judgments, estimates and assumptions could have a material impact on the consolidated financial statements. Our significant accounting policies are described in Note 2, Summary of Significant Accounting Policies, to our audited consolidated financial statements included elsewhere in this Report. We believe that the following accounting estimates are the most critical to fully understand and evaluate our reported financial results, as they require our most subjective or complex management judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain and unpredictable.

Stock-Based Compensation

The share-based awards under our equity plans include stock options, restricted stock units with service conditions only ("RSU"), PSU and performance-based awards under the EPA Program. We recognize the cost of share-based awards granted to employees and directors based on the estimated grant-date fair value of the awards, and compensation expense is recognized on a straight-line basis over the requisite service period. For share-based awards with only service conditions, the requisite service period is generally the vesting period. We reverse previously recognized costs for unvested awards in the period that forfeitures occur.

The fair values of RSUs and PSUs are measured on the grant date based on the closing fair market value of our common stock.

The fair values of options granted with performance (e.g., business milestone) and market conditions (e.g., stock price target) are estimated at the grant date using a Monte Carlo simulation model.

For performance-based awards with a vesting schedule based entirely on the attainment of both performance and market conditions, each quarter the Company assesses whether it is probable that it will achieve each performance condition that has not previously been achieved or deemed probable of achievement and if so, the future time when the Company expects to achieve that business milestone, or its "expected business milestone achievement time." When the Company first determines that a business milestone has become probable of being achieved, the Company allocates on a straight-line basis the entire expense for the related tranche over the number of quarters between the grant date and the then-applicable "expected vesting date," which represents the requisite service period. The requisite service period at any given time is generally the period between the grant date and the later of (i) the expected time when the performance condition will be achieved (if the related performance condition has not yet been achieved) and (ii) the expected time when the market condition will be achieved (if the related market condition has not yet been achieved). The Company immediately recognizes a cumulative catch-up expense for all accumulated expense for the quarters from the grant date through the quarter in which the performance condition was first deemed probable of being achieved. Each quarter thereafter, the Company recognizes the then-remaining expense for the tranche through the end of the requisite service period except that upon vesting of a tranche, all remaining expense for that tranche is immediately recognized. The Company accounts for forfeitures when they occur. The fair value of such awards is estimated on the grant date using Monte Carlo simulations, which is impacted by the following assumptions:

- *Expected Term*—We estimated the expected term based on the midpoint between the time of vesting and the remaining time to expiration.

- *Expected Volatility*—Given the limited market trading history of our common stock, volatility is based on a weighted blend of (i) the average volatility of peer companies within the automotive and energy storage industries multiplied by a ratio of our volatility based on available stock price data as compared to the average volatility of our peer companies over the same period and (ii) our implied volatility from exchange traded options.

- *Cost of Equity*—Cost of equity is calculated using (i) risk-free rate, (ii) average peer group market beta and (iii) the market-risk premium.

As the stock-based compensation expense is based on the probability assessment of the performance conditions, we may experience significant fluctuation in the non-cash stock-based compensation recognized quarter over quarter. Although the potential stock-based compensation expense that may be recognized over the remaining term of the performance award may be estimated at each of the applicable grant date and the amount is expected to be material to the financial statements in the aggregate, the actual expense recognized may range from zero to the maximum; the actual expense may be recognized over a period less than the remaining term of the performance award; and the amount recognized quarter over quarter is expected to be material and may significantly fluctuate.

Recent Accounting Pronouncements

See Note 3, Recent Accounting Pronouncements, to the audited consolidated financial statements included elsewhere in this Report for more information about recent accounting pronouncements, the timing of their adoption, and, to the extent it has made one, of their potential impact on our financial condition and its results of operations and cash flows.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

We are exposed to a variety of markets and other risks including the effects of change in interest rates, inflation and foreign currency translation and transaction risks as well as risks to the availability of funding sources, hazard events and specific asset risks.

Interest Rate Risk

The market interest risk in our financial instruments and our financial positions represents the potential loss arising from adverse changes in interest rates. As of December 31, 2025, we had cash and cash equivalents and marketable securities of $970.8 million, consisting of interest-bearing money market accounts and marketable securities, for which the fair market value would be affected by change in the general level of U.S. interest rates. As of December 31, 2025, an immediate increase of 100 basis points in interest rates would have resulted in a decline in the fair value of our marketable securities of approximately $3 million. This estimate is based on a sensitivity model that measures market value changes when changes in interest rates occur. Such losses would only be realized if we sold the investments prior to maturity.

Inflation Risk

Our operations could be adversely impacted by inflation, primarily from higher material, labor, and construction costs. To date, we do not believe that inflation has had a material impact to our results of operations, capital resources or liquidity, however, we have experienced increases in prices of raw materials, components and labor costs. Our future mitigation strategies may include considering alternative vendors, vertically integrating certain aspects of our supply chain and redesigning our product or production process. At this time, it is difficult to determine what impact these inflationary pressures will have on our long-term growth strategies, as there is uncertainty regarding how long higher levels of inflation may persist, and to what level we will be successful in passing these increased costs to our customers upon commercialization of our technology. If we are not able to fully offset higher costs through price increases or other corrective measures, this may adversely affect our business, financial condition and results of operations.

Foreign Currency Risk

Our functional currency is the U.S. dollar, while certain of our future subsidiaries may have other functional currencies, reflecting their principal operating markets. To date, we have not had material exposure to foreign currency fluctuations and have not hedged such exposure, although we may do so in the future.

Item 8. Financial Statements and Supplementary Data.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of QuantumScape Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of QuantumScape Corporation (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive income (loss), redeemable non-controlling interest and stockholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 25, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Accounting for the performance-based equity awards (Performance-based Stock Units) – stock-based compensation

Description of the Matter	As discussed in Note 2 and Note 8 to the consolidated financial statements, the Company granted performance-based restricted stock units ("PSUs") to members of the Company's management team and certain other employees in the years ended December 31, 2023, 2024 and 2025. The PSUs vest upon the achievement of performance (business milestones) conditions by tranche.
	When the Company determines achievement of a tranche's related performance condition is considered probable, the stock-based compensation expense is recognized over the expected vesting period which is the time to achieve the performance condition assuming the service condition has also been met. The Company recorded stock-based compensation expense of $14.4 million during the year-ended December 31, 2025, fair value of PSU's vested of $44.2 million, and had $14.0 million of unrecognized compensation costs related to unvested PSUs as of December 31, 2025 for the tranches that were considered probable for PSU awards.

	Auditing the Company's accounting for PSUs is challenging and judgmental due to the subjectivity of management's assessment of the probability and timing of performance conditions being met for each tranche of the award.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company's assessment of the probability and timing of performance conditions being met.
	Our substantive audit procedures included, among others, evaluation of the judgments made by management in determining the estimated probability and timing of each performance condition by discussing status with internal operational personnel and comparing the achievement of the business milestones to the Company's annual plan.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2012.

San Jose, California

February 25, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of QuantumScape Corporation

Opinion on Internal Control Over Financial Reporting

We have audited QuantumScape Corporation's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, QuantumScape Corporation (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2025 consolidated financial statements of the Company and our report dated February 25, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Controls Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

San Jose, California

February 25, 2026

QuantumScape Corporation
Consolidated Balance Sheets

(In Thousands, Except per Share Amounts)

		As of December 31,		
		2025		**2024**
Assets				
Current assets				
Cash and cash equivalents	$	230,524	$	140,866
Marketable securities		740,283		769,901
Prepaid expenses and other current assets		10,835		11,519
Total current assets		981,642		922,286
Property and equipment, net		251,449		299,992
Right-of-use assets - operating lease		34,078		51,472
Right-of-use assets - finance lease		19,394		22,267
Other assets		21,593		26,378
Total assets	$	1,308,156	$	1,322,395
Liabilities and stockholders' equity				
Current liabilities				
Accounts payable	$	11,819	$	6,466
Accrued liabilities		14,521		17,447
Accrued compensation and benefits		26,969		32,212
Operating lease liability, short-term		4,653		5,526
Finance lease liability, short-term		3,584		3,233
Total current liabilities		61,546		64,884
Operating lease liability, long-term		34,481		52,913
Finance lease liability, long-term		28,282		31,865
Other liabilities		14,874		14,886
Total liabilities		139,183		164,548
Commitment and contingencies (see Note 7)				
Stockholders' equity				
Preferred stock- $0.0001 par value; 100,000 shares authorized, none issued and outstanding as of December 31, 2025 and 2024		—		—
Common stock - $0.0001 par value; 1,250,000 shares authorized (1,000,000 Class A and 250,000 Class B); 570,128 Class A and 37,502 Class B shares issued and outstanding as of December 31, 2025, 487,883 Class A and 54,666 Class B shares issued and outstanding as of December 31, 2024		61		54
Additional paid-in-capital		4,961,832		4,515,879
Accumulated other comprehensive loss		644		428
Accumulated deficit		(3,793,564)		(3,358,514)
Total stockholders' equity		1,168,973		1,157,847
Total liabilities and stockholders' equity	$	1,308,156	$	1,322,395

The accompanying notes are an integral part of these consolidated financial statements.

QuantumScape Corporation
Consolidated Statements of Operations and Comprehensive Income (Loss)

(In Thousands, Except per Share Amounts)

		Year Ended December 31,				
		2025		2024		2023
Operating expenses:						
Research and development	$	375,608	$	382,971	$	347,945
General and administrative		96,996		142,236		131,085
Total operating expenses		472,604		525,207		479,030
Loss from operations		(472,604)		(525,207)		(479,030)
Other income (expense):						
Interest expense		(2,039)		(2,224)		(2,377)
Interest income		38,632		46,024		36,488
Other income (expense)		2,505		3,196		(140)
Loss before income taxes		(433,506)		(478,211)		(445,059)
Income tax (provision) benefit		(1,544)		269		(20)
Net loss		(435,050)		(477,942)		(445,079)
Less: Net (loss) income attributable to non-controlling interest, net of tax of $0		—		(85)		66
Net loss attributable to common stockholders	$	(435,050)	$	(477,857)	$	(445,145)
Net loss	$	(435,050)	$	(477,942)	$	(445,079)
Other comprehensive income (loss):						
Unrealized gain on marketable securities		216		3,305		14,996
Total comprehensive loss		(434,834)		(474,637)		(430,083)
Less: Comprehensive (loss) income attributable to non-controlling interest		—		(85)		66
Comprehensive loss attributable to common stockholders	$	(434,834)	$	(474,552)	$	(430,149)
Basic and Diluted net loss per share	$	(0.76)	$	(0.94)	$	(0.96)
Basic and Diluted weighted-average common shares outstanding		575,950		508,102		462,239

The accompanying notes are an integral part of these consolidated financial statements.

QuantumScape Corporation
Consolidated Statements of Redeemable Non-Controlling Interest and Stockholders' Equity

(In Thousands)

	Redeemable Non-Controlling Interest	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance as of December 31, 2022	$ 1,704	437,959	$ 44	$ 3,771,181	$ (2,435,512)	$ (17,873)	$ 1,317,840
Exercise of stock option and employee stock purchase plan	—	7,935	1	14,021	—	—	14,022
Shares issued upon vesting of restricted stock units	—	9,637	—	—	—	—	—
Issuance of common stock, net of issuance costs of $11.8 million	—	37,500	4	288,150	—	—	288,154
Stock-based compensation	—	—	—	148,540	—	—	148,540
Net income (loss)	66	—	—	—	(445,145)	—	(445,145)
Unrealized gain on marketable securities	—	—	—	—	—	14,996	14,996
Balance as of December 31, 2023	$ 1,770	493,031	$ 49	$ 4,221,892	$ (2,880,657)	$ (2,877)	$ 1,338,407
Exercise of stock options and employee stock purchase plan	—	9,996	—	20,091	—	—	20,091
Shares issued upon vesting of restricted stock units	—	14,575	2	23,107	—	—	23,109
Shares issued under At-The-Market Offering, net of issuance costs	—	24,947	3	128,439	—	—	128,442
Stock-based compensation	—	—	—	122,350	—	—	122,350
Net loss	(85)	—	—	—	(477,857)	—	(477,857)
Unrealized gain on marketable securities	—	—	—	—	—	3,305	3,305
Dissolution of joint venture	(1,685)	—	—	—	—	—	—
Balance as of December 31, 2024	$ —	542,549	$ 54	$ 4,515,879	$ (3,358,514)	$ 428	$ 1,157,847
Exercise of stock options and employee stock purchase plan	—	15,693	2	32,345	—	—	32,347
Shares issued upon vesting of restricted stock units	—	19,894	2	20,264	—	—	20,266
Shares issued under At-the-Market Offering, net of issuance costs	—	29,494	3	264,173	—	—	264,176
Stock-based compensation	—	—	—	109,645	—	—	109,645
Capital contribution under collaboration agreement - related party	—	—	—	19,526	—	—	19,526
Net loss	—	—	—	—	(435,050)	—	(435,050)
Unrealized gain on marketable securities	—	—	—	—	—	216	216
Balance as of December 31, 2025	$ 0	607,630	$ 61	$ 4,961,832	$ (3,793,564)	$ 644	$ 1,168,973

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows
(In Thousands)

		Year Ended December 31,	
	2025	2024	2023
Operating activities			
Net loss	$ (435,050)	$ (477,942)	$ (445,079)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	65,570	57,781	41,958
Amortization of right-of-use assets and non-cash lease expense	7,652	8,010	7,791
Accretion of discounts on marketable securities	(18,967)	(29,313)	(18,908)
Stock-based compensation expense	127,462	144,653	166,297
Write-off of property and equipment	26,574	13,347	21,528
Other	(4,043)	109	469
Changes in operating assets and liabilities:			
Prepaid expenses and other current assets and other assets	1,313	(893)	(7,533)
Accounts payable, accrued liabilities and accrued compensation and benefits	(6,802)	14,965	(2,904)
Operating lease liability	(4,833)	(5,059)	(3,410)
Other liabilities	(1,349)	(213)	(234)
Net cash used in operating activities	(242,473)	(274,555)	(240,025)
Investing activities			
Purchases of property and equipment	(36,277)	(62,247)	(84,624)
Proceeds from maturities of marketable securities	1,125,864	1,484,857	1,041,528
Proceeds from sales of marketable securities	—	1,245	1,477
Purchases of marketable securities	(1,077,048)	(1,295,102)	(1,111,027)
Other	2,393	116	114
Net cash (used in) provided by investing activities	14,932	128,869	(152,532)
Financing activities			
Proceeds from exercise of stock options and employee stock purchase plan	32,347	20,091	14,022
Proceeds from issuance of common stock	268,654	131,346	300,010
Common stock issuance costs paid	(4,488)	(2,817)	(11,846)
Principal payment for finance lease	(3,233)	(2,907)	(1,973)
Cash received under collaboration agreement - related party	19,526	—	—
Dissolution of joint venture	—	(1,685)	—
Net cash provided by financing activities	312,806	144,028	300,213
Net increase (decrease) in cash, cash equivalents and restricted cash	85,265	(1,658)	(92,344)
Cash, cash equivalents and restricted cash at beginning of period	158,914	160,572	252,916
Cash, cash equivalents and restricted cash at end of period	$ 244,179	$ 158,914	$ 160,572
Supplemental disclosure of cash flow information			
Cash paid for interest	$ 2,039	$ 2,224	$ 1,778
Purchases of property and equipment, not yet paid	$ 9,696	$ 3,249	$ 10,554

The following table presents the Company's cash, cash equivalents and restricted cash by category in the Company's Consolidated Balance Sheets (amounts in thousands):

		December 31,	
	2025	2024	2023
Cash and cash equivalents	$ 230,524	$ 140,866	$ 142,524
Other assets	13,655	18,048	18,048
Total cash, cash equivalents and restricted cash	$ 244,179	$ 158,914	$ 160,572

The accompanying notes are an integral part of these consolidated financial statements.

QuantumScape Corporation
Notes to Consolidated Financial Statements

December 31, 2025

Note 1. Nature of Business

Organization

The original QuantumScape Corporation, now named QuantumScape Battery, Inc. (“Legacy QuantumScape”), a wholly owned subsidiary of the Company (as defined below), was founded in 2010 with the mission to revolutionize energy storage to enable a sustainable future. In 2020, QuantumScape became a publicly traded company through a business combination with a special purpose acquisition company named Kensington Capital Acquisition Corp. (“Kensington”) which changed its name to QuantumScape Corporation upon closing in November 2020 (the “Business Combination”). As a result of the Business Combination, QuantumScape Battery Inc. survived and became a wholly owned subsidiary of QuantumScape Corporation (the “Company”).

The Company is focused on the development and commercialization of its solid-state lithium-metal batteries. Planned principal operations have not yet commenced. As of December 31, 2025, the Company had not derived revenue from its principal business activities.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The Company’s consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) as determined by the Financial Accounting Standards Board (the “FASB”) Accounting Standards Codification (“ASC”) and pursuant to the regulations of the U.S. Securities and Exchange Commission (the “SEC”). Certain prior period balances have been reclassified to conform to the current period presentation in the consolidated financial statements and the accompanying notes.

Since 2012, the Company has had a relationship with the Volkswagen Group, including its affiliates Volkswagen Group of America, Inc. (“VWGoA”) and Volkswagen Group of America Investments, LLC (“VGA”), collectively referred to as “Volkswagen.” Volkswagen, as a related party, is an approximately 26.2% and 24.0% voting interest holder of the Company as of December 31, 2025 and 2024, respectively.

All intercompany accounts and transactions are eliminated in consolidation.

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of commitments and contingencies at the date of the financial statements as well as reported amounts of expenses during the reporting periods. Estimates made by the Company include, but are not limited to, those related to the determination of business milestone achievement dates related to stock awards with performance conditions, among others. The Company bases these estimates on historical experience and on various other assumptions that it believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Actual results could differ materially from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist principally of cash and cash equivalents and marketable securities. As of December 31, 2025 and 2024, approximately $117.8 million and $78.7 million of our total cash and cash equivalents and marketable securities, are held in U.S. money market funds, and $590.8 million and $695.5 million are invested in U.S. government and agency securities, respectively. The Company seeks to mitigate its credit risk with respect to cash and cash equivalents and marketable securities by making deposits with what we believe to be large, reputable financial institutions and investing in high credit rated shorter-term instruments.

Cash and Cash Equivalents and Restricted Cash

Management considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Restricted cash is maintained under an agreement that legally restricts the use of such funds and is reported within other assets as the date of availability or disbursement for all restricted cash is more than one year from December 31, 2025.

Restricted cash is comprised of $13.7 million and $18.0 million as of December 31, 2025 and 2024, respectively, all of which is pledged as a form of security for the Company’s lease agreements for its facilities. The restricted cash is maintained in certificates of deposits as of December 31, 2025.

Marketable Securities

The Company classifies its marketable securities as available-for-sale securities. The Company does not buy and hold securities principally for the purpose of selling them in the near future. The Company's policy is focused on the preservation of capital, liquidity, and return. From time to time, the Company may sell certain securities, but the objectives are generally not to generate profits on short-term differences in price.

These securities are carried at estimated fair value with unrealized gains and losses included in other comprehensive gain/loss in stockholders' equity until realized. Gains and losses on marketable security transactions are reported on the specific-identification method. Dividend and interest income are recognized when earned.

Fair Value Measurement

The Company applies fair value accounting for all financial assets and liabilities measured on a recurring and nonrecurring basis. Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. The accounting guidance established a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, used to determine the fair value of its financial instruments. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

- Level 1 – Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.

- Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets and liabilities.

- Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities.

Property and Equipment

Property and equipment are recorded at historical cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of the related asset. Improvements that increase functionality of the fixed asset are capitalized and depreciated over the asset's remaining useful life. Deposits for purchases of property and equipment are included in construction-in-progress. Construction-in-progress is not depreciated until the asset is placed in service. Fully depreciated assets are retained in property and equipment, net, until removed from service.

The Company reviews the estimated useful lives of its fixed assets on an ongoing basis. The estimated useful lives of assets are generally as follows:

Computer equipment, hardware, and software	3 - 5 years
Furniture and fixtures	7 - 10 years
Machinery and equipment	3 - 10 years
Leasehold improvements	Shorter of the lease term (including estimated renewals) or the estimated useful lives of the improvements

Impairment of Long-Lived Assets

The Company evaluates the carrying value of long-lived assets when indicators of impairment exist. The carrying value of a long-lived asset is considered impaired when the estimated separately identifiable, undiscounted cash flows from such an asset are less than the carrying value of the asset. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. The long-lived assets outside of U.S. are not material as of December 31, 2025. During the years ended December 31, 2025, 2024, and 2023, the Company wrote off approximately $26.6 million, $13.3 million and $21.5 million of property and equipment for assets with no remaining future benefit, respectively. These charges are recorded in Research and Development expense in the Consolidated Statements of Operations and Comprehensive Income (Loss).

Leases

The Company classifies arrangements meeting the definition of a lease as operating or financing leases, and leases are recorded on the Consolidated Balance Sheets as both a right-of-use ("ROU") asset and lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company's incremental borrowing rate which is the rate incurred to borrow on a collateralized basis over a similar term. ROU assets also include any prepaid lease payments and lease incentives. Lease liabilities are increased by interest and reduced by payments each period, and the ROU asset is reduced over the lease term. For operating leases, interest on the lease liability and the non-cash lease expense result in straight-line rent expense over the lease term. For finance leases, interest on the lease liability and the amortization of the ROU asset results in front-loaded expense over the lease term. Variable lease expenses, including common maintenance fees, insurance and property tax, are recorded when incurred.

In calculating the right-of-use asset and lease liability, the Company elects to combine lease and non-lease components for all classes of assets, and elects to exclude short-term leases having terms of twelve months or less.

Segments

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (the "CODM") in deciding how to allocate resources to an individual segment and in assessing performance. The Company's CODM is its Chief Executive Officer.

The Company has determined that it operates in one operating segment and one reportable segment, as the CODM reviews financial information presented on a consolidated basis. The operating segment has not derived revenue from its business activities as of December 31, 2025. The CODM uses net loss for purposes of making operating decisions, allocating resources, and evaluating financial performance. Significant expenses for the years ended December 31, 2025, 2024, and 2023, respectively, include non-cash stock-based compensation of $127.5 million, $144.7 million, and $166.3 million, depreciation and amortization of $65.6 million, $57.8 million, and $42.0 million, write-off of property and equipment of $26.6 million, $13.3 million, and $21.5 million, which are reflected in the Consolidated Statement of Cash Flows. Significant expenses for the years ended December 31, 2025, 2024, and 2023, respectively, also include personnel costs of $140.0 million, $153.1 million, and $135.3 million, and professional services and legal contingency of $14.2 million, $58.6 million and $27.2 million. Other expenses include materials, facilities, other research, development, and administrative expenses, which are recorded within operating expenses. Other segment items included in consolidated net loss are interest income, interest expense, and other income (expense), which are reflected in the Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended December 31, 2025, 2024 and 2023.

The long-lived assets outside of United States are not material as of December 31, 2025. The measure of segment assets is reported on the consolidated balance sheet as total assets. Refer to the Consolidated Balance Sheets as of December 31, 2025 and 2024 for total consolidated assets.

Research and Development Cost

Costs related to research and development are expensed as incurred.

General and Administrative Expenses

General and administrative expenses represent costs incurred by the Company in managing the business, including salary, benefits, incentive compensation, marketing, insurance, professional fees and other operating costs associated with the Company's non-research and development activities.

Stock-Based Compensation

The Company measures and recognizes compensation expense for all stock-based awards made to employees and directors, including stock options, restricted stock units and restricted shares, based on estimated fair values recognized over the requisite service period. The Company accounts for forfeitures when they occur.

The fair values of options granted with only service conditions are estimated on the grant date using the Black-Scholes option pricing model. This valuation model for stock-based compensation expense requires the Company to make assumptions and judgments about the variables used in the calculation, including the expected term (weighted-average period of time that the options granted are expected to be outstanding), the volatility of the Company's common stock, and an assumed risk-free interest rate. The Company recognizes compensation expense for all options with only service conditions on a straight-line basis over the requisite service period of the awards, which is generally the option vesting term of four years.

The fair values of options granted with performance (e.g., business milestone) and market conditions (e.g., stock price target) are estimated at the grant date using a Monte Carlo simulation model. The model determined the grant date fair value of each vesting tranche and the future date when the market condition for such tranche is expected to be achieved. The Monte Carlo valuation requires the Company to make assumptions and judgements about the variables used in the calculation including the expected term, volatility of the Company's common stock, an assumed risk-free interest rate, and cost of equity.

For performance-based options with a vesting schedule based on the attainment of both performance and market conditions, along with service conditions, each quarter the Company assesses whether it is probable that it will achieve each performance condition that has not previously been achieved or deemed probable of achievement and if so, the future time when the Company expects to achieve that business milestone, or its "expected business milestone achievement time." When the Company first determines that a business milestone has become probable of being achieved, the Company allocates the entire expense for the related tranche over the number of quarters between the grant date and the then-applicable "expected vesting date," which represents the requisite service period. The requisite service period at any given time is generally the period between the grant date and the later of (i) the expected time when the performance condition will be achieved (if the related performance condition has not yet been achieved) and (ii) the expected time when the market condition will be achieved (if the related market condition has not yet been achieved). The Company immediately recognizes a cumulative catch-up expense for all accumulated expense for the quarters from the grant date through the quarter in which the performance condition was first deemed probable of being achieved. Each quarter thereafter, the Company recognizes the then-remaining expense for the tranche through the end of the requisite service period except that upon vesting of a tranche, all remaining expense for that tranche is immediately recognized.

The fair values of restricted stock units granted with service conditions only are based on the closing price of the Company's Class A Common Stock on the date of grant. The Company recognizes compensation expense for restricted stock units with only service conditions on a straight-line basis over the requisite service period of the awards, which is generally the award vesting term of four years.

The fair values of restricted stock units granted with service and performance conditions are based on the closing price of the Company's Class A Common Stock on the grant date. The vesting schedule of such awards is based entirely on the attainment of both service and performance conditions. Each quarter the Company assesses whether it is probable that it will achieve each performance condition and if so, the future time when the Company expects to achieve that performance condition, the "expected vesting date". When the Company first determines that a performance condition has become probable of being achieved, the Company allocates the entire expense for the related tranche over the number of quarters between the grant date and expected vesting date, which represents the requisite service period. The requisite service period at any given time is generally the period between the grant date and the expected time when the performance condition will be achieved with the service condition also being met.

The Company's 2020 Employee Stock Purchase Plan (the "ESPP") is compensatory in accordance with ASC 718-50-25. The Company measures and recognizes compensation expense for shares to be issued under the ESPP based on estimated grant date fair value recognized on a straight-line basis over the offering period.

The ESPP provides eligible employees with the opportunity to purchase shares of the Company's Class A Common Stock at a discount through payroll deductions. There were approximately 1.2 million shares purchased under the ESPP during the year ended December 31, 2025. As of December 31, 2025, 8.1 million shares of Class A Common Stock were reserved for future issuance under the ESPP.

The Company has established the corporate bonus plan since 2023 to settle in the form of restricted stock units to eligible employees upon the achievement of certain service and performance conditions ("the Bonus Plan"). The awards under the Bonus Plan are classified as a liability prior to the settlement of vested restricted stock units, upon which the liability is reclassified into equity. The Company recognizes compensation expense for the annual Bonus Plan to be settled in restricted stock units on a straight-line basis over the requisite service period of approximately a year. The Bonus Plan awards are measured at the grant date fair value, i.e., the closing price of the Company's Class A Common Stock on the grant date, which is the settlement date.

Income Taxes

The Company accounts for income taxes under an asset and liability approach. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and operating loss carryforwards, measured by applying currently enacted tax laws. Valuation allowances are provided when necessary to reduce net deferred tax assets to an amount that is more likely than not to be realized.

The Company recognizes tax liabilities based upon its estimate of whether, and the extent to which, additional taxes will be due when such estimates are more likely than not to be sustained. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained.

The Company has no material provision for income taxes for the years ended December 31, 2025, 2024 and 2023. The Company has no material current tax expense from losses and no deferred expense from the valuation allowance. The Company's effective tax rate differs from the U.S. statutory rate primarily due to a valuation allowance against its net deferred tax assets as it is more likely than not that some or all of the deferred tax assets will not be realized.

Net Loss per Share

Basic net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period.

Diluted net loss per share adjusts basic earnings per share for the potentially dilutive impact of stock awards. For awards that are liability-classified, during the periods when the impact is dilutive, the Company assumes share settlement of the instruments as of the period end date and adjusts the denominator to include the dilutive shares calculated using the treasury stock method.

Note 3. Recent Accounting Pronouncements

Recently Adopted Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which enhances the transparency and decision usefulness of income tax disclosures. The ASU is effective for all public business entities for annual periods beginning after December 15, 2024. The Company adopted this guidance in the fourth quarter of fiscal 2025. The adoption of such guidance did not have a material impact on its consolidated financial statements. See Note 10, Income Taxes, to the consolidated financial statements for more information.

Recent Accounting Pronouncements Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires disclosure of specified information about certain costs and expenses in the notes to financial statements at interim and annual reporting periods. The ASU is effective for all public business entities for annual periods beginning after December 15, 2026 and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The Company is currently evaluating the impact that the adoption of this standard will have on its consolidated financial statements.

In September 2025, the FASB issued ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software, which eliminates accounting consideration of software project development stages and clarifies the threshold applied to begin capitalizing costs. The ASU is effective for fiscal years beginning after December 15, 2027 and interim periods within those fiscal years, and permits prospective, modified prospective, or retrospective adoption. Early adoption is permitted. The Company is currently evaluating the impact of this guidance on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities, which provides updated guidance on how to recognize, measure, and present government grants. The ASU is effective for all public business entities for annual reporting periods beginning after December 15, 2028, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the impact of this guidance on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements, which clarifies interim disclosure requirements and the applicability of Topic 270. The ASU also includes a disclosure principle that requires entities to disclose events since the end of the last annual reporting period that have a material impact on the entity. The ASU is effective all public business entities for interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of this guidance on its consolidated financial statements.

Note 4. Fair Value Measurement

The Company's financial assets subject to fair value measurements on a recurring basis and the level of inputs used for such measurements were as follows (amounts in thousands):

| | Fair Value Measured as of December 31, 2025 | | |
	Level 1	Level 2	Total
Assets included in:			
Money market funds[1]	$ 117,773	$ —	$ 117,773
Commercial paper[2]	—	141,108	141,108
U.S. government and agency securities[2]	—	590,808	590,808
Corporate notes and bonds[2]	—	99,608	99,608
Total fair value	$ 117,773	$ 831,524	$ 949,297

| | Fair Value Measured as of December 31, 2024 | | |
	Level 1	Level 2	Total
Assets included in:			
Money market funds[1]	$ 78,736	$ —	$ 78,736
Commercial paper[2]	—	61,926	61,926
U.S. government and agency securities[2]	—	695,504	695,504
Corporate notes and bonds[2]	—	54,615	54,615
Total fair value	$ 78,736	$ 812,045	$ 890,781

(1) Money market funds are included in cash and cash equivalents on the Consolidated Balance Sheets.
(2) Marketable securities consist of commercial paper, U.S. government and agency securities, corporate notes and bonds. As of December 31, 2025 and 2024, marketable securities with original maturities of three months or less of $91.2 million and $42.1 million, respectively, are included in cash and cash equivalents on the Consolidated Balance Sheets.

Level 1 assets: Money market funds are classified as Level 1 within the fair value hierarchy, as fair value is based on unadjusted quoted prices in active markets for identical assets.

Level 2 assets: Investments in commercial paper, U.S. government and agency securities, and corporate notes and bonds are classified as Level 2 as they were valued based upon quoted market prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets.

The Company had no financial liabilities subject to fair value measurements on a recurring basis as of December 31, 2025 and 2024.

There have been no changes to the valuation methods utilized during the year ended December 31, 2025. As of December 31, 2025 and 2024, the carrying values of cash and cash equivalents, accounts payable and accrued liabilities approximate their respective fair values due to their short-term nature.

Marketable Securities

The following table summarizes, by major security type, the Company's assets that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy. Amortized cost net of unrealized gain (loss) is equal to fair value as of December 31, 2025 and 2024. The fair value as of December 31, 2025 and 2024 are as follows (amounts in thousands):

	December 31, 2025			
	Amortized Cost	**Gross Unrealized Gain**	**Gross Unrealized Loss**	**Fair Value**
Level 1 securities				
Money market funds	$ 117,773	$ —	$ —	$ 117,773
Level 2 securities				
Commercial paper	141,108	—	—	141,108
U.S. government and agency securities	590,215	593	—	590,808
Corporate notes and bonds	99,557	68	(17)	99,608
Total	$ 948,653	$ 661	$ (17)	$ 949,297

	December 31, 2024			
	Amortized Cost	**Gross Unrealized Gain**	**Gross Unrealized Loss**	**Fair Value**
Level 1 securities				
Money market funds	$ 78,736	$ —	$ —	$ 78,736
Level 2 securities				
Commercial paper	61,926	—	—	61,926
U.S. government and agency securities	695,082	436	(14)	695,504
Corporate notes and bonds	54,609	28	(22)	54,615
Total	$ 890,353	$ 464	$ (36)	$ 890,781

Realized gains and losses and interest income from the investment are included in interest income.

The Company regularly reviews its available-for-sale marketable securities in an unrealized loss position and evaluates the current expected credit loss by considering factors such as historical experience, market data, issuer-specific factors, and current economic conditions. The following tables display additional information regarding gross unrealized losses and fair value by major security type for the 3 and 17 marketable securities in unrealized loss positions held by the Company as of December 31, 2025 and 2024, respectively (amounts in thousands):

	December 31, 2025					
	Less than 12 Consecutive Months		12 Consecutive Months or Longer		Total	
	Gross Unrealized Loss	**Fair Value**	**Gross Unrealized Loss**	**Fair Value**	**Gross Unrealized Loss**	**Fair Value**
U.S. government and agency securities	$ —	$ —	$ —	$ —	$ —	$ —
Corporate notes and bonds	(17)	17,253	—	—	(17)	17,253
Total	$ (17)	$ 17,253	$ —	$ —	$ (17)	$ 17,253

	December 31, 2024					
	Less than 12 Consecutive Months		12 Consecutive Months or Longer		Total	
	Gross Unrealized Loss	**Fair Value**	**Gross Unrealized Loss**	**Fair Value**	**Gross Unrealized Loss**	**Fair Value**
U.S. government and agency securities	$ (14)	$ 96,988	$ —	$ —	$ (14)	$ 96,988
Corporate notes and bonds	(19)	33,111	(3)	1,063	(22)	34,174
Total	$ (33)	$ 130,099	$ (3)	$ 1,063	$ (36)	$ 131,162

The unrealized losses were attributable to changes in interest rates that impacted the value of the investments, and not increased credit risk. There were no sales of available-for-sale marketable securities during the year ended December 31, 2025. During the years ended December 31, 2024 and 2023, the Company received proceeds of $1.2 million and $1.5 million, including interest, from the sale of available-for-sale marketable securities, respectively. The Company realized immaterial gains as a result of such sales. The Company does not intend to sell the investments that are in an unrealized loss position, nor is it more likely than not that the Company will be required to sell the investments before the recovery of the amortized cost basis, which may be its maturity. Accordingly, the Company did not record an allowance for credit losses associated with these investments.

The estimated amortized cost and fair value of available-for-sale securities by contractual maturity as of December 31, 2025 are as follows (amounts in thousands):

| | December 31, 2025 | | | |
	Amortized Cost		Fair Value	
Due within one year	$	943,707	$	944,352
Due after one year and through five years		4,946		4,945
Total	$	948,653	$	949,297

Note 5. Balance Sheet Components

Property and Equipment

Property and equipment as of December 31, 2025 and 2024 consisted of the following (amounts in thousands):

| | December 31, | | | |
	2025		2024	
Computer equipment, hardware, and software	$	7,275	$	7,831
Furniture and fixtures		123,806		107,886
Leasehold improvements		110,693		115,879
Machinery and equipment		160,009		161,460
Construction-in-progress		41,782		61,935
Property and equipment, gross		443,565		454,991
Accumulated depreciation and amortization		(192,116)		(154,999)
Property and equipment, net	$	251,449	$	299,992

Depreciation and amortization expense related to property and equipment was $64.7 million, $57.0 million and $41.4 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Accrued Liabilities

Accrued liabilities as of December 31, 2025 and 2024 consisted of the following (amounts in thousands):

| | December 31, | | | |
	2025		2024	
Litigation-related accrual	$	3,900	$	11,950
Accrued property and equipment		4,243		975
Other		6,378		4,522
Accrued liabilities	$	14,521	$	17,447

Other Liabilities

Other liabilities as of December 31, 2025 and 2024 consisted of the following (amounts in thousands):

	December 31,		
	2025		**2024**
Asset retirement obligation	$	13,710	$	12,371
Long-term advance payments and others		1,164		2,515
Other liabilities	$	14,874	$	14,886

Note 6. Leases

The Company leases its facilities and certain equipment, with current lease terms running through 2032. Many leases include options to renew. The Company did not include renewal options in the calculation of the lease liability and right-of use asset at the lease inception unless the exercise of such options was reasonably certain. Fixed rent generally escalates each year, and the Company is responsible for a portion of the landlords' operating expenses such as property tax, insurance and common area maintenance.

The Company's leases include various operating leases expiring at various dates through September 2032 and a finance lease expiring September 2032 for one of our buildings in San Jose. The Company's leases do not have any contingent rent payments and do not contain residual value guarantees.

In July 2025, the Company entered into a Lease Termination Agreement to terminate the Company's lease for certain premises outside of the Company's headquarters, consisting of approximately 80,641 rentable square feet of space located in San Jose, California, effective in August 2025. The original term of the Lease commenced on November 1, 2021 and was to expire on September 30, 2032. The Company recognized a loss of approximately $8.3 million on its Consolidated Statements of Operations and Comprehensive Income (Loss) for the year ended December 31, 2025, which includes the write-off of approximately $7.6 million related to leasehold improvements and a lease termination loss of approximately $0.7 million.

In December 2025, the Company entered into an agreement to sublease certain premises outside of its headquarters through the duration of the lease term which expires on September 30, 2032, unless terminated earlier in accordance with its terms. Under the sublease, the Company expects to receive approximately $11.5 million as base rent over the term of the sublease. During the year ended December 31, 2025, sublease income recognized was immaterial.

The components of lease related expense are as follows (amounts in thousands):

	Year Ended December 31,					
Lease costs	**2025**		**2024**		**2023**	
Finance lease costs:						
Amortization of right-of-use assets	$	2,873	$	2,873	$	2,873
Interest on lease liabilities		2,039		2,224		2,377
Operating lease costs		7,835		8,994		9,047
Variable lease costs		3,852		3,256		3,775
Total lease expense	$	16,599	$	17,347	$	18,072

The components of supplemental cash and non-cash information related to leases are as follows (amounts in thousands):

	Year Ended December 31,					
	2025		**2024**		**2023**	
Operating outgoing cash flows - finance lease	$	2,039	$	2,224	$	1,778
Financing outgoing cash flows - finance lease		3,233		2,907		1,973
Operating outgoing cash flows - operating lease		7,983		8,832		7,428
Right-of-use assets obtained in exchange for new operating lease liabilities		528		868		—

The table below displays additional information for leases as of December 31, 2025 and 2024:

	December 31,	
	2025	**2024**
Finance lease		
Weighted-average remaining lease term - finance lease (in years)	6.8	7.8
Weighted-average discount rate - finance lease	6.06%	6.06%
Operating lease		
Weighted-average remaining lease term - operating lease (in years)	6.6	7.7
Weighted-average discount rate - operating lease	6.52%	6.34%

As of December 31, 2025, future minimum payments during the next five years and thereafter are as follows (amounts in thousands):

Fiscal Year	**Operating Lease**		**Finance Lease**	
2026	$	7,071	$	5,417
2027		7,229		5,566
2028		7,100		5,719
2029		7,129		5,876
2030		7,343		6,038
Thereafter		12,730		10,433
Total		48,602		39,049
Less present value discount		(9,468)		(7,183)
Lease liabilities	$	39,134	$	31,866

As the Company's lease agreements do not provide an implicit rate, the Company used an estimated incremental borrowing rate that will be incurred to borrow on a collateralized basis over a similar term at the lease commencement date or modification date in determining the present value of lease payments.

Asset Retirement Obligations

The Company establishes assets and liabilities for the present value of estimated future costs to return certain of our leased facilities to their original condition upon the termination or expiration of a lease. The recognition of an asset retirement obligation requires the Company to make assumptions and judgments including the actions required to satisfy the liability, inflation rates and the credit-adjusted risk-free rate. The initially recognized asset retirement cost is amortized using the same method and useful life as the long-lived asset to which it relates. Accretion expense is recognized over time as the discounted liability is accreted to its expected settlement value. The Company recorded asset retirement obligation of approximately $13.7 million and $12.4 million as of December 31, 2025 and 2024, respectively, in Other liabilities in the Consolidated Balance Sheets.

Note 7. Commitments and Contingencies

From time to time, and in the ordinary course of business, the Company is subject to certain claims, charges and litigation concerning matters arising in connection with the conduct of the Company's business activities.

Shareholder Derivative Litigation

Two shareholder derivative suits were filed in February 2021 in the United States District Court for the Northern District of California against 11 officers and directors of the Company and have been consolidated into one action, with the first-filed complaint being designated the operative one. The Company is the nominal defendant. The complaint alleges that the individual defendants breached various duties to the Company and contains similar allegations to the settled and dismissed securities class action brought against the Company and three of its executives in January 2021, in which it was alleged that materially false and misleading statements were made concerning the Company's business, operations, and prospects, including information regarding its battery technology. VGA is also named as a defendant in the derivative litigation. The action is currently stayed. A shareholder derivative suit was filed in October 2024 in the United States District Court for the Northern District of California against current and former officers and directors of the Company and VGA alleging breaches of duties to the Company. The Company is the nominal defendant. The action was deemed related to the consolidated action and is currently stayed.

In June through August 2022, four shareholder derivative suits were filed in the Court of Chancery of the State of Delaware against current and former directors and officers of the Company. The Company is the nominal defendant. The complaints allege that the individual defendants breached various duties to the Company. VGA is also named as a defendant in three of those actions. In September 2022, the four actions were consolidated and stayed. A consolidated amended complaint was filed on July 30, 2024.

A shareholder derivative action was filed in the United States District Court for the District of Delaware on February 22, 2024, against current and former directors and officers of the Company. The Company is the nominal defendant. The complaint alleges that the individual defendants breached various duties to the Company and includes a claim for contribution related to the securities class action that was brought against the Company and three of its executives in January 2021 and subsequently settled and dismissed. The complaint also alleges that plaintiff previously sent a litigation demand to the Board and alleges that the demand has effectively been rejected. The action is currently stayed.

Two additional shareholder derivative actions were filed in the Court of Chancery of the State of Delaware in May 2024 and October 2024, against current and former directors and officers of the Company. The Company is the nominal defendant. The complaints allege that the individual defendants breached various duties to the Company. The complaints also allege that the plaintiffs previously sent a litigation demand to the Board and allege that the demands had effectively been rejected. The action filed in May 2024 is currently stayed.

A settlement in principle to resolve all the above-described derivative actions was reached in February 2026. This pending settlement is subject to final documentation, notice to stockholders, and preliminary and final approval of the court.

Private Attorneys General Actions

The Company is a defendant in two Private Attorneys General Act ("PAGA") wage-and-hour actions filed in Santa Clara County Superior Court by former employees, along with a related class action in arbitration. The complaints allege violations of California's Labor Code. The actions are presently stayed. The Company denies the allegations. In April 2025, the parties reached an agreement in principle to settle the claims.

For many legal matters, particularly those in early stages, the Company cannot reasonably estimate the possible loss (or range of loss), if any. The Company records an accrual for legal matters at the time or times it determines that a loss is both probable and reasonably estimable. As of December 31, 2025 and 2024, the amount accrued for each matter was individually not material, and the aggregate amount accrued was approximately $4 million as of December 31, 2025 and $12 million as of December 31, 2024. Regarding matters for which no accrual has been made (including the potential for losses in excess of amounts accrued), the Company currently believes, based on its own investigations, that any losses (or ranges of losses) that are reasonably possible and estimable will not, in the aggregate, have a material adverse effect on its financial position, results of operations, or cash flows. However, the ultimate outcome of legal proceedings involves judgments, estimates, and inherent uncertainties and cannot be predicted with certainty. Should the ultimate outcome of any legal matter be unfavorable, the Company's business, financial condition, results of operations, or cash flows could be materially and adversely affected. The Company may also incur substantial legal fees, which are expensed as incurred, in defending against legal claims.

Other commitments

The Company's minimum purchase commitments consist of non-cancellable agreements to purchase goods and services, primarily for materials, and licenses and hosting services, entered into in the ordinary course of business.

As of December 31, 2025, future minimum purchase commitments in aggregate during the next five years and thereafter are as follows (amounts in thousands):

Fiscal Year	Minimum Purchase Commitments
2026	$ 2,646
2027	1,923
2028	259
Thereafter	—
Total	$ 4,828

Note 8. Stockholders' Equity

As of December 31, 2025 and 2024, 1,350,000,000 shares, $0.0001 par value per share are authorized, of which, 1,000,000,000 shares are designated as Class A Common Stock, 250,000,000 shares are designated as Class B Common Stock, and 100,000,000 shares are designated as Preferred Stock.

Common Stock

Holders of common stock are entitled to dividends when, as, and if, declared by the Company's Board of Directors (the "Board"), subject to the rights of the holders of all classes of stock outstanding having priority rights to dividends. As of December 31, 2025, the Company had not declared any dividends. The holder of each share of Class A Common Stock is entitled to one vote, and the holder of each share of Class B Common Stock is entitled to ten votes.

In August 2023, the Company completed an underwritten public offering of 37.5 million shares of its Class A Common Stock for an aggregate purchase price of $288.2 million, net of issuance costs of $11.8 million (the "August 2023 Public Offering").

In February 2023, the Company entered into separate Distribution Agreements with J.P. Morgan Securities LLC, Cowen and Company, LLC, Deutsche Bank Securities Inc. and UBS Securities LLC, as sales agents, pursuant to which the Company issued and sold, from time to time, common stock with an aggregate offering price of $400 million (the "ATM offering") under the prospectus supplement dated February 28, 2023 to a shelf registration statement on Form S-3 (the "Form S-3"). During the year ended December 31, 2024, 24.9 million shares of the Company's Class A Common Stock were sold pursuant to the ATM offering for aggregate proceeds of approximately $128.5 million, net of issuance costs paid. During the year ended December 31, 2025, 29.5 million shares of the Company's Class A Common Stock were sold pursuant to the ATM offering for aggregate proceeds of approximately $264.2 million, net of issuance costs paid completing the ATM offering.

Equity Incentive Plans

Prior to the Business Combination, the Company maintained its 2010 Equity Incentive Plan (the "2010 Plan"), under which the Company granted options and restricted stock units to purchase or directly issue shares of common stock to employees, directors, and non-employees.

Upon the closing of the Business Combination, awards under the 2010 Plan were converted at an exchange ratio of 4.02175014920, and assumed into the 2020 Equity Incentive Award Plan (the "2020 Plan", and together with the 2010 Plan, the "Plans"). The 2020 Plan permits the granting of awards in the form of incentive stock options, nonqualified stock options, stock appreciation rights, restricted shares, restricted stock units and performance awards to employees, directors, and non-employees.

As of December 31, 2025, 136,592,934 shares of Class A Common Stock are authorized for issuance pursuant to awards under the 2020 Plan, plus any shares of Class A Common Stock subject to stock options, restricted stock units or other awards that were assumed in the Business Combination and terminate as a result of being unexercised or are forfeited or repurchased by the Company, with the maximum number of shares to be added to the 2020 Plan equal to 69,846,580 shares of Class A Common Stock. As of December 31, 2025, 58,843,980 shares of Class A Common Stock are reserved and available for future issuance under the 2020 Plan.

Stock Options

Stock option activity under the Plans, including the EPA Program discussed below, is as follows:

	Number of Shares Outstanding (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Intrinsic value (in thousands)
Balance as of December 31, 2024 [(1)]	24,043	$ 7.36	4.21	
Cancelled and forfeited [(2)]	(5,039)	23.04		
Expired	(35)	6.13		
Exercised	(14,500)	1.96		
Balance as of December 31, 2025	4,469	$ 7.22	3.94	$ 24,883
Vested and expected to vest as of December 31, 2025[(3)]	3,965	$ 5.21	3.68	$ 24,883
Vested and exercisable as of December 31, 2025	3,629	$ 3.56	3.47	$ 24,883

(1) This includes 5.9 million options outstanding as of December 31, 2024 pursuant to the EPA Program.
(2) This represents options cancelled and forfeited under the EPA Program.
(3) This includes 0.3 million options granted pursuant to the EPA Program that are expected to vest as of December 31, 2025. None of the options granted pursuant to the EPA Program were vested and exercisable as of December 31, 2025.

There were no options granted during the year ended December 31, 2025, 2024 or 2023.

The aggregate intrinsic value of options exercised during the year ended December 31, 2025, 2024 and 2023 was $77.8 million, $39.9 million and $49.8 million, respectively.

Additional information regarding options outstanding as of December 31, 2025, is as follows:

Range of Exercise Price per Share	Number of Options Outstanding (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)
$1.05 - $1.35	658	$ 1.32	1.28
$2.38	1,676	$ 2.38	3.40
$6.23	1,295	$ 6.23	4.67
$23.04	840	$ 23.04	5.96
	4,469	$ 7.22	3.94

Stock-based compensation expense is based on the grant-date fair value. The Company recognizes compensation expense for awards with only service conditions on a straight-line basis over the requisite service period of the awards, which is generally the option vesting term of four years.

Excluding options granted pursuant to the EPA Program, as of December 31, 2025, there was no unrecognized compensation cost related to stock options.

EPA Program

In December 2021, the Company granted stock options for the purchase of an aggregate of approximately 14.7 million shares of the Company's Class A Common Stock to the Company's Chief Executive Officer at the time and other members of the Company's management team pursuant to the EPA Program that was approved by the Company's stockholders in December 2021. In December 2022, the remaining 2.1 million stock options under the EPA Program were granted to members of the Company's management team under the same terms as those in the initial grant in 2021, representing the final grant pursuant to the EPA Program approved in December 2021. The EPA Program consists of five equal tranches (each a "Tranche") that vest if the Company meets certain business milestones (performance conditions) and stock price targets (market conditions).

The Company accounts for the compensation expense associated with each Tranche when it determines that achievement of a related business milestone is considered probable. As of December 31, 2025, the business milestone for one Tranche had been achieved; however, because the related stock price target has not yet been achieved, no shares have vested to date. As of December 31, 2025, one other Tranche was considered probable.

In February 2025, certain named executive officers and certain other senior employees entered into agreements with the Company to waive the stock options granted to them under the Company's 2021 Extraordinary Performance Award Program. The total number of shares of the Company's Class A Common Stock underlying such waived stock options was 3,989,584. As such, these stock options were cancelled in February 2025. The remaining number of shares outstanding under the EPA Program is approximately 0.8 million as of December 31, 2025.

For the year ended December 31, 2025, the Company recorded stock-based compensation expense of $4.8 million related to the EPA Program, net of expense including $5.7 million for the EPA awards cancelled in February 2025 where the unamortized expense was fully recognized offset by the forfeitures of awards. For the years ended December 31, 2024 and 2023, the Company recorded a credit in stock-based compensation expense of $13.4 million, primarily due to the reversal of the previously recognized expense for the options where the requisite service period had not been completed at the time of forfeiture and stock-based compensation expense of $26.3 million, respectively, related to the EPA Program. As of December 31, 2025, the Company had immaterial unrecognized stock-based compensation expense for the business milestones currently achieved or considered probable of achievement, which will be recognized over an estimated weighted-average period of 1.4 years. As of December 31, 2025, the Company had approximately $4.4 million of total unrecognized stock-based compensation expense for the business milestones currently considered not probable of achievement.

Restricted Stock Units Activities

In 2023, 2024, and 2025, the Company granted 4.4 million, 4.2 million, and 5.4 million shares of restricted stock units with service and performance conditions ("PSU"), respectively, to members of the Company's management team and certain other employees under the Company's 2020 Plan. The performance conditions for these PSUs are related to the Company's product development, operational, and business milestones through May 2026, May 2027, and May 2028, respectively. These PSUs will expire in May 2026, May 2027, and May 2028, respectively, if performance conditions are not met. For the years ended December 31, 2025, 2024 and 2023, the Company recorded stock-based compensation expense of $14.4 million, $24.3 million and $15.8 million, respectively, related to these PSUs, for the milestones achieved or considered probable of achievement.

The Company's Bonus Plan is settled in the form of restricted stock units to eligible employees upon the achievement of certain service and performance conditions. These performance conditions are related to the Company's product development, operational, and business milestones for the year. The stock-based compensation expense related to the Bonus Plan were recorded as liabilities under Accrued compensation and benefits prior to the settlement of vested restricted stock units, upon which the liability is reclassified into equity. For the years ended December 31, 2025, 2024 and 2023, the Company recorded stock-based compensation expense of $17.8 million, $22.3 million and $20.7 million, respectively, related to the Bonus Plans. In February 2025, approximately 4.3 million restricted stock units were granted and vested under the 2024 Bonus Plan for final settlement, resulting in approximately $20.3 million in additional paid in capital, of which $16.9 million was reclassified from Accrued compensation. This represents a non-cash financing activity during the year ended December 31, 2025. Stock-based compensation expense related to the 2025 Bonus Plan of approximately $14.5 million are recorded as liabilities under Accrued compensation and benefits in the Consolidated Balance Sheets as of December 31, 2025, and will be reclassified to additional paid-in capital upon issuance of the restricted stock units. On February 24, 2026, approximately 2.3 million restricted stock units were granted and vested under the 2025 Bonus Plan for the settlement, and as a result, approximately $14.3 million will be reclassified to additional paid-in capital in the first fiscal quarter of 2026.

Restricted stock units with service conditions only ("RSU") and PSU activities under the Plans are as follows:

	RSUs Outstanding		PSUs Outstanding	
	Number of Units (in thousands)	Weighted Average Grant Date Fair Value	Number of Units (in thousands)	Weighted Average Grant Date Fair Value
Balance as of December 31, 2024	26,875	$ 7.51	6,575	$ 6.92
Granted	21,195	3.91	9,698	4.13
Vested	(12,025)	7.65	(7,870)	5.75
Forfeited	(7,088)	6.08	(1,027)	5.19
Balance as of December 31, 2025	28,957	$ 5.17	7,376	$ 4.75

The fair value of RSUs which vested during the years ended December 31, 2025, 2024 and 2023 was $97.5 million, $58.3 million and $68.1 million, respectively. The fair value of PSUs which vested during the year ended December 31, 2025 was $44.2 million in total, consisting of the final settlement under the 2024 Bonus Plan and the PSUs granted to the management team and certain other employees. The fair value of PSUs which vested during the year ended December 31, 2024 was $29.3 million in total, consisting of the final settlement under the 2023 Bonus Plan, the interim settlement under the 2024 Bonus Plan, and the PSUs granted to members of the Company's management team and certain other employees. The fair value of PSUs which vested during the year ended December 31, 2023 was $2.9 million, which was the interim settlement under the 2023 Bonus Plan.

As of December 31, 2025, unrecognized compensation costs related to unvested RSUs and PSUs were $135.6 million and $14.0 million, respectively, and are expected to be recognized over a weighted average period of 2.6 years and 1.2 years, respectively.

Stock-Based Compensation Expense

Total stock-based compensation expense recognized in the accompanying Consolidated Statements of Operations and Comprehensive Loss for all awards is as follows (amounts in thousands):

| | Year Ended December 31, | | |
	2025	2024	2023
Research and development	$ 83,099	$ 97,947	$ 94,285
General and administrative	44,363	46,706	72,012
Total stock-based compensation expense	$ 127,462	$ 144,653	$ 166,297

Note 9. Net Loss Per Share

Basic net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted earnings per share adjusts basic earnings per share for the potentially dilutive impact of stock options. As the Company has reported a loss for the year ended December 31, 2025, potentially dilutive securities, are antidilutive and accordingly, basic net loss per share equals diluted net loss per share.

The following table sets forth the computation of basic and diluted loss per Class A Common Stock and Class B Common Stock (amounts in thousands, except per share amounts):

| | Year Ended December 31, | | |
	2025	2024	2023
Numerator:			
Net loss attributable to common stockholders	$ (435,050)	$ (477,857)	$ (445,145)
Denominator:			
Weighted average Class A and Class B Common Stock outstanding - Basic and Diluted	575,950	508,102	462,239
Net loss per share attributable to Class A and Class B Common stockholders - Basic and Diluted	$ (0.76)	$ (0.94)	$ (0.96)

Basic and diluted earnings per share were the same for each period presented as the inclusion of all potential Class A Common Stock and Class B Common Stock outstanding would have been anti-dilutive.

The following table presents the potential common stock outstanding that was excluded from the computation of diluted net loss per share of common stock as of the periods presented because including them would have been antidilutive (amounts in thousands):

| | Year Ended December 31, | | |
	2025	2024	2023
Options	4,469	24,043	42,141
RSUs	28,957	26,875	23,003
PSUs	8,970	10,541	7,259
Total	42,396	61,459	72,403

Note 10. Income Taxes

The Company has no U.S. provision for income taxes for the years ended December 31, 2025, 2024 and 2023 due to net operating losses generated and full valuation allowance against US deferred tax assets. The Company has a subsidiary in Japan and the foreign tax provision (benefit) in Japan for the years ended December 31, 2025, 2024 and 2023 are $1.5 million, $(0.3) million and $20 thousand, respectively, which are presented in the Consolidated Statements of Operations and Comprehensive Income (Loss).

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): *Improvements to Income Tax Disclosures*. This update requires annual disclosure of disaggregated rate reconciliation categories and income taxes paid by jurisdiction. The amendments are effective for public business entities for fiscal years beginning after December 15, 2024. Accordingly, this guidance is effective for the Company for the calendar year beginning January 1, 2025, on a prospective basis. Early adoption and retrospective application are permitted. Therefore, the Company has adopted a retrospective approach for the effective tax rate disclosure requirement.

A reconciliation from U.S. statutory rate of 21% to the effective rate and the reconciling item threshold are as follows:

	Year Ended December 31,					
	2025		**2024**		**2023**	
	Amount	**Percent**	**Amount**	**Percent**	**Amount**	**Percent**
U.S. Federal Statutory Tax Rate	(91,036)	21.0%	(100,424)	21.0%	(93,462)	21.0%
Foreign Tax Effects	1,557	(0.4%)	(70)	0.0%	9	0.0%
Tax Credits:						
Research and development tax credits	(5,242)	1.2%	(8,618)	1.8%	(8,962)	2.0%
Changes in Valuation Allowances - Federal	90,691	(20.9%)	97,484	(20.4%)	70,246	(15.8%)
Nontaxable or Nondeductible Items:						
Stock-based compensation	(13,743)	3.2%	4,076	(0.9%)	(643)	0.1%
Sec. 162(m) wage limitation	13,093	(3.0%)	7,155	(1.5%)	32,363	(7.3%)
Non deductible expense under collaboration agreement	6,201	(1.4%)	—	—	—	—
Other	23	0.0%	128	(0.0%)	469	(0.1%)
Effective Tax Rate	1,544	(0.4%)	(269)	0.0%	20	0.0%

Significant components of the Company's net deferred tax assets as of December 31, 2025 and December 31, 2024, are as follows (amounts in thousands):

	Year Ended December 31,	
	2025	**2024**
Deferred tax assets:		
Net operating losses	$ 704,009	$ 479,714
Tax credits	93,045	84,574
Accruals and stock-based compensation	16,343	25,875
Lease liability	22,894	28,714
Section 174 capitalized research & development	1,746	117,456
Gross deferred tax assets	838,037	736,333
Valuation allowance	(785,595)	(674,155)
Total deferred tax assets	$ 52,442	$ 62,178
Deferred tax liabilities:		
Right of use assets	$ (14,850)	$ (20,273)
Intangibles	(1,404)	(1,011)
Fixed assets	(36,188)	(39,803)
Total deferred tax liabilities	(52,442)	(61,087)
Total net deferred tax assets	$ —	$ 1,091

Recognition of deferred tax assets is appropriate when realization of such assets is more likely than not. Based upon the weight of available evidence, which includes the Company's historical operating performance, cumulative net losses since inception, and financial conditions of the consolidated group, the Company has provided a full valuation allowance against all deferred tax assets as of December 31, 2025. The Company's valuation allowance increased by $111.4 million and $129.7 million for the years ended December 31, 2025 and 2024, respectively. A reconciliation of the beginning and ending balances of the valuation allowance is as follows (amounts in thousands):

	Year Ended December 31,	
	2025	2024
Beginning of the year	$ (674,155)	$ (544,408)
Increase	(111,440)	(129,747)
End of the year	$ (785,595)	$ (674,155)

As of December 31, 2025, the Company had U.S. federal and state net operating loss carryforwards of approximately $2.60 billion and $2.35 billion, respectively. The U.S. federal net operating loss carryforwards of $170.2 million generated prior to 2018 will expire at various dates beginning in 2030, if not utilized. The remaining U.S. federal net operating loss carryforwards of $2.43 billion can be carried forward indefinitely. The state net operating loss carryforwards will expire at various dates beginning in 2030, if not utilized.

In the event of a change in ownership, as defined under federal and state tax laws, the Company's net operating loss and tax credit carryforwards could be subject to annual limitations. The annual limitations could result in the expiration of the net operating loss and tax credit carryforwards prior to utilization.

As of December 31, 2025, the Company also has U.S. federal and California research and development credits of $111.5 million and $81.4 million, respectively. The U.S. federal tax credit carryforwards will expire beginning in 2031 if not utilized. The state tax credit carryforwards do not expire.

The Company records unrecognized tax benefits in accordance with ASC 740-10, *Income Taxes*. ASC 740-10 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in the Company's income tax return and also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

A reconciliation of the beginning and ending balances of unrecognized tax benefits is as follows (amounts in thousands):

	Year Ended December 31,		
	2025	2024	2023
Beginning of the year	$ 81,395	$ 68,057	$ 52,802
Increase—current year positions	10,036	14,826	15,113
Decrease—current year positions	—	—	—
Increase—prior year positions	—	—	142
Decrease—prior year positions	(604)	(1,488)	—
End of the year	$ 90,827	$ 81,395	$ 68,057

Due to the Company's full valuation allowance, the unrecognized tax benefits would not materially impact the Company's effective tax rate when recognized.

The Company's policy is to classify interest and penalties associated with uncertain tax positions, if any, as a component of its income tax provision. For the years ended December 31, 2025, 2024 and 2023, the Company had no interest or penalties related to unrecognized tax benefits.

The U.S. federal, state and Japan income tax returns remain open under the statute of limitations, as all years since the Company's formation are subject to potential tax examinations. To the extent the Company has tax attribute carryforwards, the tax years in which the attribute was generated may still be adjusted upon examination by the IRS or state tax authorities to the extent utilized in a future period.

On July 4, 2025, the President signed into law the One Big Beautiful Bill Act (the "OBBBA"), which includes numerous changes to existing tax law including extending or making permanent certain business and international tax measures initially established under the 2017 Tax Cuts and Jobs Act that were set to expire. For example, the OBBBA permanently eliminates the requirement to capitalize and amortize U.S.-based research and experimental expenditures over five years, allowing these expenditures to be fully deductible in the tax year they were incurred. The OBBBA also permanently extends the full expensing of qualifying assets through accelerated bonus depreciation in the tax year such amounts were acquired. Given that the Company maintains a full valuation allowance, the impact of the tax law changes to the financial statements is not material.

Note 11. Related Party Transactions

In July 2025, the Company entered into an Amended and Restated Collaboration Agreement (the "PowerCo Amendment") with PowerCo SE ("PowerCo"), a battery cell company wholly owned by the Volkswagen Group, which is a major investor in the Company, for the industrialization by PowerCo of QS technology based on QSE-5.

Under the Amendment, QS and PowerCo entered into a statement of work outlining the scope and responsibilities of the joint scale-up team working on the Company's battery development. PowerCo has agreed that it will contribute up to $130.7 million for the project over the next two years, subject to the completion of certain technical milestones and other project goals by the joint scale-up team. The Amendment does not require the Company to repay funds contributed under the statement of work, and there are no restrictions on the use of the cash receipts.

The Company determined that such payments should be accounted for in accordance with ASC 730-20 *Research and Development Arrangements,* as there is a presumption of a repayment obligation due to the significant related party relationship between the parties. Further, ASC 470-50 *Debt – Modifications and Extinguishments* indicates extinguishment transactions between related entities may be in essence capital transactions. During the year ended December 31, 2025, the Company received $19.5 million from PowerCo and such amount was recorded as a capital contribution to Additional Paid-In Capital in the Consolidated Statement of Shareholders' Equity upon legal extinguishment. No shares were issued related to this capital transaction.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Limitations on Effectiveness of Controls and Procedures

In designing and evaluating our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our principal executive officer and principal financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2025, the end of the period covered by this Report. Based upon that evaluation, our principal executive officer and principal financial officer concluded that, as of the end of the period covered by this Report, our disclosure controls and procedures were effective.

Management's Report on Internal Controls Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Our internal control over financial reporting is designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Our internal control systems include the controls themselves, actions taken to correct deficiencies as identified, an organizational structure providing for division of responsibilities, careful selection and training of qualified financial personnel and a program of internal audits.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, management used the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013 framework).

Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2025.

Attestation of Independent Registered Public Accounting Firm

Ernst & Young LLP, an independent registered public accounting firm, which has audited and reported on the consolidated financial statements contained in this Report, has issued its report on the effectiveness of the Company's internal control over financial reporting which is included in Part II. Item 8 - Financial Statements and Supplementary Data.

Changes in Internal Control Over Financial Reporting

There was no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the quarterly period ended December 31, 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

Securities Trading Plans of Directors and Executive Officers

During our last fiscal quarter, none of our directors or officers, as defined in Rule 16a-1(f), adopted and/or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement," as defined in Regulation S-K Item 408.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

None.

PART III

In accordance with General Instruction G.(3) of Form 10-K certain information required by this Part III will either be incorporated into this Report by reference to our definitive proxy statement for our 2025 Annual Meeting of Stockholders filed within 120 days after December 31, 2025 or will be included in an amendment to this Report filed within 120 days after December 31, 2025.

Item 10. Directors, Executive Officers and Corporate Governance.

The information that is responsive to this Item 10 of Form 10-K will be included in our 2026 Proxy Statement and is incorporated herein by reference.

Item 11. Executive Compensation

The information that is responsive to this Item 11 of Form 10-K will be included in our 2026 Proxy Statement and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information that is responsive to this Item 12 of Form 10-K will be included in our 2026 Proxy Statement and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information that is responsive to this Item 13 of Form 10-K will be included in our 2026 Proxy Statement and is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services.

The information that is responsive to this Item 14 of Form 10-K will be included in our 2026 Proxy Statement and is incorporated herein by reference.

Item 15. Exhibits, Financial Statement Schedules.

    (a) List the following documents filed as a part of the report:

        (1) Financial Statements:

        (2) Financial Statement Schedules. None.

        (3) The exhibits listed below are filed as part of this Report are incorporated herein by reference, in each case as indicated below.

Exhibit Index

Exhibit Number	Description	Incorporated by Reference			
		Form	File No.	Exhibit	Filing Date
2.1	Business Combination Agreement, dated as of September 2, 2020, by and among Kensington Capital Acquisition Corp., Kensington Capital Merger Sub Corp. and Legacy QuantumScape.	S-4/A	333-248930	2.1	November 12, 2020
2.2	Amendment No. 1 to Business Combination Agreement, dated as of September 21, 2020, by and among Kensington Capital Acquisition Corp., Kensington Capital Merger Sub Corp. and Legacy QuantumScape.	S-4/A	333-248930	2.2	November 12, 2020
3.1	Amended and Restated Certificate of Incorporation of the Company, as amended.	10-Q	001-39345	3.1	July 26, 2024
3.2	Amended and Restated Bylaws of the Company.	8-K	001-39345	3.1	October 25, 2022
4.1	Specimen Common Stock Certificate.	8-K	001-39345	4.1	December 2, 2020
4.2*	Description of Securities.				
10.1#	Collaboration Agreement, dated as of July 5, 2024, by and between QuantumScape Battery, Inc. and PowerCo SE.	8-K	001-39345	10.1	July 11, 2024
10.2#	Amended and Restated Collaboration Agreement dated as of July 17, 2025, by and between QuantumScape Battery, Inc. and PowerCo SE.	8-K	001-39345	10.1	July 23, 2025
10.3	Registration Rights and Lock-up Agreement, dated as of September 2, 2020, by and among Kensington Capital Acquisition Corp. and the persons named therein.	8-K	001-39345	10.3	September 3, 2020
10.4	Lease, dated May 31, 2013, by and between SI 55, LLC and Legacy QuantumScape.	S-4/A	333-248930	10.18	November 12, 2020
10.5	Amendment to Lease, dated May 19, 2014, by and between SI 55, LLC and Legacy QuantumScape.	S-4/A	333-248930	10.19	November 12, 2020
10.6	Lease Agreement, dated April 2, 2021, between Exeter 1710 Automation, LLC and Legacy QuantumScape	S-1/A	333-251433	10.34	May 10, 2021
10.7	Second Amendment to Lease, dated June 22, 2021, between Legacy QuantumScape and SI 55, LLC.	8-K	001-39345	10.1	June 28, 2021
10.8	Guaranty of Lease, dated June 22, 2021, between Legacy QuantumScape and SI 55, LLC.	8-K	001-39345	10.2	June 28, 2021
10.9	Lease, dated November 1, 2021, by and between the 1750 Landlord and the Company.	8-K	001-39345	10.1	November 5, 2021
10.10	Lease, dated November 1, 2021, by and between the 1756/62 Landlord and the Company.	8-K	001-39345	10.2	November 5, 2021
10.11	Lease Termination Agreement by and between 1750 Landlord and the Company.	10-Q	001-39345	10.1	July 25, 2025
10.12	First Amendment to the Lease Agreement by and between 1756/62 Landlord and the Company.	10-Q	001-39345	10.2	July 25, 2025
10.13*	Sublease Agreement by and between the Company and Momentus Inc.				

10.14+	[Offer Letter from Legacy QuantumScape to Timothy Holme, dated January 1, 2011.](#)	S-4/A	333-248930	10.13	November 12, 2020
10.15+	[Offer Letter from Legacy QuantumScape to Kevin Hettrich, dated October 11, 2011.](#)	S-4/A	333-248930	10.14	November 12, 2020
10.16+	[Offer Letter from Legacy QuantumScape to Michael McCarthy, dated December 21, 2012.](#)	S-4/A	333-248930	10.16	November 12, 2020
10.17+	[Offer Letter from Legacy QuantumScape to Mohit Singh, dated April 3, 2013.](#)	S-4/A	333-248930	10.17	November 12, 2020
10.18+	[Offer Letter from QuantumScape Battery, Inc. to Srinivasan Sivaram](#)	10-Q	001-39345	10.2	October 27, 2023
10.19+	[Offer Letter from QuantumScape Battery, Inc. to Luca Fasoli dated March 26, 2025](#)	10-Q	001-39345	10.3	July 25, 2025
10.20+	[Form of Indemnification Agreement by and between the Registrant and its directors and officers.](#)	8-K	001-39345	10.7	December 2, 2020
10.21+	[The Registrant's 2020 Equity Incentive Plan.](#)	8-K	001-39345	10.8	December 2, 2020
10.22+	[The Registrant's 2020 Equity Incentive Plan — Form of Stock Option Agreement.](#)	8-K	001-39345	10.9	December 2, 2020
10.23+	[The Registrant's 2020 Equity Incentive Plan — Form of Restricted Stock Unit Agreement.](#)	8-K	001-39345	10.10	December 2, 2020
10.24+	[The Registrant's 2020 Equity Incentive Plan — Form of Restricted Stock Agreement.](#)	8-K	001-39345	10.11	December 2, 2020
10.25+	[The Registrant's 2020 Employee Stock Purchase Plan.](#)	8-K	001-39345	10.12	December 2, 2020
10.26+	[Form of Performance Stock Option Agreement under the Extraordinary Performance Award Program](#)	DEF 14A	001-39345	Appendix 1	November 8, 2021
10.27+	[Employee Incentive Compensation Plan.](#)	8-K	001-39345	10.1	March 15, 2021
10.28+	[Form of Change in Control and Severance Agreement.](#)	8-K	001-39345	10.2	March 15, 2021
10.29+	[The Registrant's Outside Director Compensation Policy](#)	10-K	001-39345	10.30	February 26, 2025
19.1	[QuantumScape Corporation Insider Trading Policy](#)	10-K	001-39345	19.1	February 26, 2025
21.1*	[List of Subsidiaries of the Registrant](#)				
23.1*	[Consent of Independent Registered Public Accounting Firm, Ernst & Young LLP.](#)				
24.1*	[Power of Attorney (included in signature page).](#)				
31.1*	[Rule 13a-14(a) /15(d)-14(a) Certification of Principal Executive Officer.](#)				
31.2*	[Rule 13a-14(a) /15(d)-14(a) Certification of Principal Financial Officer.](#)				
32.1†	[Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.](#)				
32.2†	[Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.](#)				
97.1	[Compensation Recovery Policy](#)	10-K	001-39345	97.1	February 27, 2024

101.INS   Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.

101.SCH   Inline XBRL Taxonomy Extension Schema With Embedded Linkbases Document

104   Cover Page Interactive Data File (embedded within the Inline XBRL document)

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*   Filed herewith.
†   These exhibits are furnished with this Annual Report on Form 10-K and are not deemed filed with the Securities and Exchange Commission and are not incorporated by reference in any filing of QuantumScape Corporation under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filings.
\#   Portions of this exhibit have been omitted in accordance with Item 601 of Regulation S-K.
+   Indicates a management or compensatory plan.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

QuantumScape Corporation

Date: February 25, 2026   By: /s/ Siva Sivaram

Siva Sivaram
President and Chief Executive Officer (Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Siva Sivaram and Kevin Hettrich, and each of them or his attorney-in-fact, each with the power of substitution, for him in any and all capacities, to sign any amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitutes, may do or cause to be done by virtue of hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Name	Title	Date
/s/ Siva Sivaram **Siva Sivaram**	President, Chief Executive Officer and Director (Principal Executive Officer)	February 25, 2026
/s/ Kevin Hettrich **Kevin Hettrich**	Chief Financial Officer (Principal Financial and Accounting Officer)	February 25, 2026
/s/ Brad Buss **Brad Buss**	Director	February 25, 2026
/s/ Jeneanne Hanley **Jeneanne Hanley**	Director	February 25, 2026
/s/ Gena Lovett **Gena Lovett**	Director	February 25, 2026
/s/ Günther Mendl **Günther Mendl**	Director	February 25, 2026
/s/ Geoffrey Ribar **Geoffrey Ribar**	Director	February 25, 2026
/s/ Dipender Saluja **Dipender Saluja**	Director	February 25, 2026
/s/ Sebastian Schebera **Sebastian Schebera**	Director	February 25, 2026
/s/ Dennis Segers **Dennis Segers**	Director, Chairman	February 25, 2026
/s/ JB Straubel **JB Straubel**	Director	February 25, 2026

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